Form 10-K, Exhibit 13
period 2001-03-31
RF MICRO DEVICES INC
filed 2001-06-19
CIK 911160

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All statements, trend analysis and other information contained in the following discussion relative to markets for our products and trends in revenue, gross margins and anticipated expense levels, as well as other statements including words such as "expects," "anticipates," "intends," "plans," "believes," and "estimates," and variants of such words and similar expressions, identify forward-looking statements. Our business is subject to numerous risks and
uncertainties,   including  probable  variability  in  our  quarterly  operating results, the rate of growth and development of wireless markets, risks associated with our operation of a wafer fabrication facility and start-up of a second wafer fabrication facility, our ability to manage rapid growth and to attract and retain skilled personnel, variability in production yields, raw material availability, manufacturing capacity constraints, dependence on a limited number of customers and dependence on third parties. These and other risks and uncertainties, which are described in more detail in the section entitled "Business-Additional Factors That May Affect Future Results" in our most recent Annual Report on Form 10K filed with the Securities and Exchange Commission, could cause the actual results and developments to be materially different from those expressed or implied in the forward-looking statements.

OVERVIEW
We design, develop, manufacture and market proprietary radio frequency integrated circuits, or RFICs, for wireless communications products and applications. As such, we operate as a single business segment. Our products are included primarily in cellular and PCS (personal communications service) phones, base stations, wireless local area networks and cable television modems. We derive revenue from the sale of standard and custom-designed products and services. We offer a broad array of products including amplifiers, mixers, modulators/demodulators and single chip transmitters, receivers and transceivers that represent a substantial majority of the RFICs required in wireless sub-scriber equipment. We design products using multiple semiconductor process technologies: gallium arsenide (GaAs) heterojunction bipolar transistor (HBT), silicon bipolar transistor, silicon CMOS, silicon BiCMOS, silicon germanium BiCMOS and GaAs metal semiconductor field effect transistor (MESFET). Generally speaking, GaAs-based products offer better electrical performance while silicon-based products are less expensive. Original equipment manufacturers
(OEMs) try to maximize tradeoffs between performance and cost. Sales of GaAs HBT products represented 92%, 89% and 89% of our total revenue in fiscal years 2001, 2000 and 1999, respectively. We expect to continue to rely heavily on sales of GaAs HBT products.

In September 1998, we began commercial shipments from our first GaAs HBT wafer fabrication facility, which has enabled us to manufacture products with lower per unit costs than products manufactured from purchased wafers. We completed construction of a second wafer fabrication facility in December 2000. However, due to slowing order activity, this facility was not put into production in fiscal 2001. We expect to begin production in this facility in the second half of fiscal 2002. Internally manufactured products accounted for 82%, 57% and 35% of our total revenue for fiscal years 2001, 2000 and 1999, respectively.

RESULTS OF OPERATIONS
The following table shows our consolidated statement of operations data expressed as a percentage of total revenue for the periods indicated:

                         For the Fiscal Year Ended March 31,
                              2001       2000     1999
-------------------------------------------------------------

Total revenue                 100.0%     100.0%   100.0%

Costs and expenses:
Cost of goods sold             54.2       52.9     65.0
Research and development       18.0       11.5      9.3
Marketing and selling           8.5        7.0      7.0
General and administrative      4.0        3.3      3.1
Other operating expenses        1.4         --       --
---------------------------------------------------------------
Total costs and expenses       86.1       74.7     84.4
---------------------------------------------------------------
Income from operations         13.9       25.3     15.6

Interest expense               (2.8)      (0.5)    (0.8)
Interest income                 4.5        1.9      1.3
Other expense, net               --       (0.1)    (0.1)
---------------------------------------------------------------
Income before income taxes     15.6       26.6     16.0

Income tax expense             (5.2)      (9.3)    (3.2)
---------------------------------------------------------------
Net income                     10.4       17.3     12.8
===============================================================

REVENUE
FISCAL 2001
Revenue in fiscal 2001 was $335.4 million, an increase of 16% over revenue of $289.0 million in fiscal 2000 due primarily to the continued growth of our GaAs HBT products. GaAs HBT sales were $309.9 million, an increase of 20% over prior year's sales of $257.8 million due to increased demand from the handset industry. This increased demand led to an expansion of our customer base as well as growth in sales to several prominent existing customers in the handset industry. Sales to Nokia Mobile Phones Ltd., our largest customer, represented 53% of total revenue in fiscal 2001, a decrease from 59% in fiscal 2000. While the absolute dollar amount of sales to Nokia increased in fiscal 2001 from fiscal 2000, as a percent of total revenue, Nokia sales decreased due to the expanded customer base. No other customer generated sales greater than 10% of total revenue in fiscal 2001.

Although we increased the number of units sold in fiscal 2001 by nearly 30%, our overall average selling price declined approximately 10% from fiscal 2000. We continue to experience downward pressure on average selling prices of our products.

International shipments in fiscal 2001 were $174.4 million and accounted for 52% of total revenue, as compared to $149.6 million, or 52% of total revenue, in fiscal 2000. We believe international sales will either hold at current levels or grow as a percentage of overall revenue for the foreseeable future. Fiscal 2001 sales to customers located in South Korea were $44.2 million, down from sales of $44.8 million in fiscal 2000. This sales decline was predominately the result of the unstable handset market due to the loss of service provider subsidies on handsets in South Korea.

We sell our products worldwide directly to customers as well as through a network of 11 domestic and 7 foreign sales representative firms. One South Korean sales representative firm, Jittek, accounted for 10% of total revenue in fiscal 2001, a decrease from 18% of total revenue in fiscal 2000.

During fiscal 2001, products manufactured at our wafer fabrication facility accounted for $276.5 million, or 82% of total revenue, an increase of 69% over the prior year's revenue of $163.7 million from internally manufactured products.

FISCAL 2000
Revenue of $289.0 million increased 89% in fiscal 2000 compared to fiscal 1999's revenue of $152.9 million due primarily to strong growth in both the GaAs HBT and silicon products. GaAs HBT sales increased 91% due to the growth in the handset industry and silicon sales increased 81% as a result of expanded development, manufacture and sale of custom RFICs using IBM's advanced Blue Logic silicon process technology.

Sales to Nokia represented 59% of total revenue in fiscal 2000, down from 73% of total revenue in fiscal 1999. No other customer accounted for sales greater than 10% of our fiscal 2000 total revenue.

International shipments accounted for $149.6 million, or 52% of total revenue, in fiscal 2000, compared to $81.2 million, or 53% of total revenue, in fiscal 1999. Sales to customers located in South Korea totaled $44.8 million in fiscal 2000, or 16% of total revenue, compared to $34.7 million, or 23% of total revenue, in fiscal 1999. The growth in sales to our South Korean OEM customers resulted from increased demand for CDMA handsets that they supply to the South American and Asian markets. One sales representative firm, Jittek, accounted for 18% of our total revenue in fiscal 2000, a slight increase from 15% of total revenue in fiscal 1999.

Although South Korean sales grew significantly during fiscal 2000, they decreased from prior periods during each of the last two quarters of the year due to an unstable market. European and other Asian sales growth offset declines in the South Korean market.

During fiscal 2000 products manufactured at our wafer fabrication facility increased just over 200% over fiscal 1999, accounting for $163.7 million in sales or 57% of total revenue.

GROSS PROFIT
FISCAL 2001
Gross profit margins in fiscal 2001 declined slightly to 46% from 47% in fiscal 2000. This decrease was the result of lower average selling prices on our mature products and a change in the product mix to include the more complex and more costly modules. The ramp of our module business generated higher yield losses, which negatively affected gross profit margins in fiscal 2001.

We continue to encounter price pressure on our products and we expect additional start-up costs associated with modules to negatively impact margins in the near-term. However, we are implementing a series of cost reduction and yield improvement initiatives designed to improve gross profit margins on modules and anticipate improvements in fiscal 2002.

Capacity in our first wafer fabrication facility is expected to be sufficient to meet demand until the second half of fiscal 2002. Until our second wafer fabrication facility is qualified for production, we will expense start-up costs associated with this facility as other operating expenses. However, once this facility is qualified for production, gross profit margins may be negatively affected by costs to ramp production at the new facility and by the effects of low capacity utilization.

FISCAL 2000
In fiscal 2000, our gross profit margins increased significantly to 47% versus 35% in fiscal 1999. Although we experienced a trend of lower overall average selling prices, this was more than offset by lower overhead costs per unit, lower overall wafer costs due to a greater percentage of internal manufacturing and improvements in sourcing costs and overall manufacturing efficiencies.

RESEARCH AND DEVELOPMENT
FISCAL 2001
Research and development expenses in fiscal 2001 were $60.3 million, an increase of 81% over fiscal 2000 expenses of $33.3 million. This increase was primarily attributable to increased headcount and related personnel expenses. In addition, development wafers and mask sets and prototyping expenses increased as a result of module development.

We currently operate five RFIC design centers staffed by permanent employees in addition to our design engineering staff in Greensboro, North Carolina. Our design centers are located in Scotts Valley, California; Cedar Rapids, Iowa; Boston, Massachusetts; Chandler, Arizona; and Pandrup, Denmark. The Denmark design center was opened in fiscal 2001. Research and development employees totaled 327 at March 31, 2001 compared to 228 at March 31, 2000.

We plan to continue to make substantial investments in research and development and we expect that such expenses will continue to increase in absolute dollar amounts in future periods.

FISCAL 2000
Research and development expenses in fiscal 2000 increased $19.1 million over fiscal 1999 to $33.3 million primarily due to increased personnel expenses related to an increase in headcount and additional spending on mask sets and outside services for both standard and custom-designed products.

MARKETING AND SELLING
FISCAL 2001
Marketing and selling expenses in fiscal 2001 were $28.5 million, a 42% increase over expenses of $20.1 million in fiscal 2000. This increase was primarily the result of increased headcount and related personnel expenses as we are conducting a greater portion of sales and marketing efforts in-house. Additionally, commissions increased as a result of higher sales, and communications expense increased as a result of increased quantity and higher quality advertising and a greater presence at trade shows.

We sell our products worldwide directly to customers as well as through a network of domestic and foreign sales representative firms. During fiscal 2001, we had sales offices in Greensboro, North Carolina, the United Kingdom, Sweden, Finland and Taiwan and sales and support teams in San Diego, California and Japan. We also have an unmanned sales office in Denmark available to our staff while traveling to customer locations. We expect to continue shifting more of our sales and marketing efforts in-house, and that our reliance on independent sales representative firms will decline over time. During fiscal 2002, we plan to open an office in South Korea. This will contribute to increased marketing and selling expenses as we build our internal direct sales force.

At March 31, 2001, we had 149 marketing and selling employees compared to 110 at March 31, 2000. We expect that marketing and selling expenses will continue to increase in absolute dollar amounts in future periods.

FISCAL 2000
Marketing and selling expenses in fiscal 2000 increased $9.4 million to $20.1 million over fiscal 1999 expenses of $10.7 million, primarily due to increased headcount and to increased expenses associated with advertising, travel and entertainment expenses, and commissions related to increased sales.

GENERAL AND ADMINISTRATIVE
FISCAL 2001
General and administrative expenses in fiscal 2001 were $13.5 million, a 41% increase compared to fiscal 2000 expenses of $9.6 million. This increase was attributable to increased headcount, increased investor relations expenses due to higher circulation of our annual report and proxy materials, and higher professional fees associated with tax-related studies.

At March 31, 2001, we had 84 general and administrative employees compared to 65 at March 31, 2000.

FISCAL 2000
General and administrative expenses in fiscal 2000 doubled from fiscal 1999 to $9.6 million due primarily to an increase in headcount and related personnel expenses. In addition, we experienced increased expenses for legal and accounting services as a result of our TRW license expansion, SAP consulting and the creation of foreign subsidiaries.

OTHER OPERATING EXPENSES
FISCAL 2001
Other operating expenses of $4.6 million pertaining to the start-up costs of our second wafer fabrication facility were recorded in fiscal 2001. The operating costs of this facility will be included in cost of goods sold once the facility is qualified for production and economic value can be obtained. We expect to qualify this facility in the second quarter of fiscal 2002.

INTEREST INCOME
FISCAL 2001
Interest income was $15.1 million in fiscal 2001 compared to $5.4 million in fiscal 2000. This increase was due to the higher cash, cash equivalents and investment balances as a result of our $300.0 million convertible subordinated debt offering.

FISCAL 2000
Interest income in fiscal 2000 was $5.4 million and higher than interest income of $2.0 million in fiscal 1999 as a result of a full year's interest from investments in government bonds. These bonds were purchased with the proceeds from a public stock offering completed in January 1999.

INTEREST EXPENSE
FISCAL 2001
Interest  expense in fiscal  2001 was $9.3  million.  The  increase  over fiscal
2000's interest expense of $1.4 million was due to interest paid on the convertible subordinated notes.

FISCAL 2000
Interest expense in fiscal 2000 was $1.4 million, a slight increase over interest expense of $1.2 million in fiscal 1999. For both years, the majority of this interest expense related to equipment under capital leases used at our first wafer fabrication facility.

INCOME TAX EXPENSE
FISCAL 2001
The effective combined income tax rate for fiscal 2001 was 33% and resulted in an income tax provision of $17.4 million. This rate is slightly lower than the 35% effective rate in fiscal 2000 due primarily to lower taxable income, higher research and development credits and the utilization of a foreign sales corporation.

FISCAL 2000
The effective combined income tax rate for fiscal 2000 was 35% and resulted in a provision for income tax of $27.0 million compared to an effective tax rate of 20% and provision of $4.9 million in fiscal 1999. Fiscal 1999's tax rate included a larger credit for a change in the reserve for deferred tax assets than fiscal 2000.

LIQUIDITY AND CAPITAL RESOURCES
We have funded our operations to date through sales of equity and debt securities, bank borrowings, capital equipment leases and revenue from product sales. Through public and Rule 144A securities offerings, we have raised approximately $462.0 million, net of offering expenses. As of March 31, 2001, we had working capital of approximately $463.3 million, including $266.1 million in cash and cash equivalents, compared to working capital at March 31, 2000 of $142.3 million, including $29.0 million in cash and cash equivalents.

Operating activities in fiscal 2001 provided cash of $56.4 million, compared to $19.9 million provided in fiscal 2000. This increase was primarily attributable to the lower fiscal 2001 fourth quarter sales volume, which caused a decline in accounts receivable and provided cash of $21.2 million compared to cash used of $37.5 million in fiscal 2000. Partially offsetting the cash provided by accounts receivable in fiscal 2001 was additional cash used for inventories of $21.6 million from fiscal 2000. The lower than anticipated sales volume and planned inventory build to facilitate meeting delivery schedules caused the change in inventory from the prior year.

Cash used in investing activities in fiscal 2001 was $123.7 million, compared to $142.8 million used in fiscal 2000. A decline in capital expenditures of $17.8 million primarily accounted for the decrease. Capital expenditures in fiscal 2001 were primarily for our new test and wafer fabrication facilities. Fiscal 2000 capital purchases included the completion of our headquarters building in Greensboro, North Carolina, the up-fitting of a packaging facility, investment in test equipment, wafer fabrication expansion and the up-fitting of our stand-alone molecular beam epitaxy (MBE) facility.

During the first quarter of fiscal 2002, we announced that we are entering a strategic alliance with Agere Systems, Inc. in which we will deploy silicon manufacturing equipment within Agere's manufacturing line in Orlando, Florida. In return for our capital commitment of $58.0 million over the next two years, we are guaranteed a source of supply and favorable pricing for silicon wafers. Additionally, we intend to combine our expertise in the design and manufacturing of highly integrated RF chips with Agere's expertise in silicon germanium process technology and wireless solutions to offer comprehensive solutions for multiple wireless technologies.

We also plan to start construction on a test and tape and reel facility in Beijing, China by the fall of 2001. This facility will be located near a handset assembly plant being constructed by Nokia and should allow us to accelerate time-to-market of key components, reduce shipping costs and contribute to improved inventory management. We expect to spend approximately $20.0 million to have this facility operational by the fall of 2002.

In fiscal 2001, financing activities provided $304.5 million in cash, an increase of $300.2 million over the $4.3 million of cash provided by financing activities in fiscal 2000. The net proceeds from the convertible subordinated debt offering of $291.3 million generated the majority of the increase over prior year.

At March 31, 2001, we had total long-term capital commitments of $30.8 million, with $13.7 million relating to the expansion of our MBE facility and $9.6 million relating to our second wafer fabrication facility.

We lease our corporate, wafer fabrication and other facilities through several third party operating leases. At March 31, 2001, we had minimum future lease payments of approximately $124.5 million related to facility operating leases and approximately $11.8 million related to equipment operating leases.

We currently have six capital lease facilities with three equipment financing companies under which we have financed the cost of capital equipment and leasehold improvements associated with our first wafer fabrication facility. We have financed an aggregate of $22.0 million of leased property under these facilities. Lease terms range from 36 months to 60 months with effective interest rates ranging from 8.6% to 10.7%. Total minimum future lease payments under these capital leases as of March 31, 2001 were $8.9 million.

On August 11, 2000, we completed the private placement of $300.0 million aggregate principal amount of 3.75% convertible subordinated notes due 2005, which included the exercise by the initial purchasers of the notes of their option to purchase an additional $50.0 million principal amount of the notes. The net proceeds from this offering were $291.3 million and are intended for general corporate purposes, including capital expenditures and working capital. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies if the opportunity arises.

On January 3, 2001, TRW Inc., a beneficial owner of approximately 14% of our common stock, exercised a warrant for the purchase of 500,000 shares of common stock at an exercise price of $20.00 per share. The warrant was granted in November 1999 in connection with the expansion of license arrangements for use of TRW's GaAs HBT technology to manufacture products for commercial coaxial and other non-fiber wire applications. TRW continues to hold a second warrant for the purchase of up to 1,000,000 shares of common stock at $20.00 per share. This warrant may be forfeited if we do not reach a defined annualized sales target of products through the use of the expanded license rights.

On March 5, 2001, we completed the sale-leaseback of our corporate headquarters building, generating $13.0 million in cash. The sale-leaseback is for a fifteen-year term with two ten-year options to renew.

Our future capital requirements may differ materially from those currently anticipated and will depend on many factors, including, but not limited to, market acceptance of our products, volume pricing concessions, capital improvements, technological advances and our relationships with suppliers and customers. We believe our cash requirements will be adequately met from normal operating results during fiscal 2002. If existing resources and cash from operations are not sufficient to meet our future requirements, we may seek additional debt or equity financing or additional credit facilities. We cannot be sure that any additional equity or debt financing will not be dilutive to holders of our common stock. Further, we cannot be sure that additional equity or debt financing, if required, will be available on favorable terms.

COMMITMENTS
The funding for the first phase of our second wafer fabrication facility came primarily from a $100.0 million synthetic lease arrangement that we entered into on August 13, 1999, as modified effective December 31, 1999. A synthetic lease is an asset-based financing structured to be treated as an operating lease for accounting purposes, and a capital lease for tax purposes. Prior to December 31, 1999, the synthetic lease transaction was largely secured by cash collateral. The modification effective December 31, 1999 resulted in the release of the cash collateral and the synthetic lease is now secured by substantially all of RFMD's personal property assets. The lease has a term expiring November 3, 2004. At the end of the term, the lease can be extended upon the agreement of the parties or we may buy out the lease. The interest rates or yield rates embedded in the lease (and used to calculate lease payments) are either:

o The Eurodollar Rate plus margins varying from 150 basis points to 300 basis points per annum (based on certain quarterly financial covenant testing and depending on whether the underlying source of funding is in the form of a promissory note or an equity certificate), or

o At our election and under certain other circumstances where funding based on the Eurodollar Rate is not available, the ABR Rate plus margins varying from zero basis points to 75 basis points per annum (based on certain quarterly financial covenant testing and depending on whether the underlying source of funding is in the form of a promissory note or an equity certificate). The Eurodollar Rate is a rate of interest determined under the lease documents by reference to one or more sources for the London interbank offered rate, or LIBOR. The ABR Rate is a rate of interest determined under the lease documents equal to the greater of (a) the prime lending rate of the primary lender or its successor (as determined under the lease documents) or (b) the federal funds effective rate (as determined under the lease documents) plus 0.5%.

Under the terms of the synthetic lease, we are required to comply with certain financial covenants, which require the maintenance of minimum levels of tangible net worth, liquidity and debt service coverage and prohibit the payment of dividends.

In fiscal 2001, we entered into an interest rate swap contract to fix the variable cash flows related to the LIBOR based interest rate in this synthetic lease.

This lease provided up to $100.0 million in financing for our second wafer fabrication facility. We completed construction of this facility in December 2000. The $100.0 million of financing funded approximately $56.9 million for the building and $42.9 million for equipment.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
In June 2000, we entered into an interest rate swap agreement to hedge the variable interest rate of our synthetic lease. This interest rate swap is a cash flow hedge whereby fixed payments commenced April 2001, and is currently considered an off-balance sheet financial instrument. Our interest income and expense are sensitive to changes in the general level of interest rates. In this regard, changes in interest rates can affect the interest earned on our cash equivalents. Our capital lease obligations have fixed interest rates and the fair value of these instruments is affected by changes in market interest rates. To mitigate the impact of fluctuations in interest rates, we generally enter into fixed rate investing and borrowing arrangements. As a result, we believe that the market risk arising from holdings of our financial instruments is not material.

REPORT OF INDEPENDENT AUDITORS
Board of Directors and Shareholders
RF Micro Devices, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of RF Micro Devices, Inc. and subsidiaries as of March 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RF Micro Devices, Inc. and subsidiaries at March 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2001, in conformity with accounting principles generally accepted in the United States.


            /s/ Ernst & Young LLP

Raleigh, North Carolina April 16, 2001

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

CONSOLIDATED BALANCE SHEETS

March 31,                                                                                        2001             2000
(In thousands)


ASSETS
CURRENT ASSETS:
 Cash and cash equivalents                                                                  $ 266,076        $  28,956
 Short-term investments (Note 3)                                                               75,162           33,755
 Accounts receivable, less allowance of $951 and $775 as of March 31, 2001
  and 2000, respectively                                                                       39,988           61,163
 Inventories (Note 4)                                                                          71,015           38,389
 Recoverable income taxes                                                                      28,477              796
 Current deferred tax asset (Note 7)                                                            9,028            5,771
 Prepaid expenses                                                                               1,638              472
 Other current assets                                                                             930              547
-------------------------------------------------------------------------------------------------------------------------
Total current assets                                                                          492,314          169,849
PROPERTY AND EQUIPMENT:
 Land                                                                                           1,452            2,224
 Buildings (Note 5)                                                                                --           11,396
 Machinery and equipment                                                                      154,291           92,335
 Leasehold improvements                                                                        52,887           41,283
 Furniture and fixtures                                                                         7,121            4,728
 Computer equipment and software                                                               11,495            8,191
-------------------------------------------------------------------------------------------------------------------------
                                                                                              227,246          160,157
 Less accumulated depreciation                                                                (49,757)         (21,702)
-------------------------------------------------------------------------------------------------------------------------
                                                                                              177,489          138,455
 Construction in progress                                                                      31,082           21,388
-------------------------------------------------------------------------------------------------------------------------
Total property and equipment, net                                                             208,571          159,843
Related party technology license, net of accumulated amortization of $1,300
 and $338 as of March 31, 2001 and 2000, respectively (Note 13)                                11,943           12,905
Long-term investments                                                                           5,508               --
Other non-current assets                                                                        2,595            2,015
-------------------------------------------------------------------------------------------------------------------------
Total assets                                                                                $ 720,931        $ 344,612
=========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
 Accounts payable                                                                           $  14,613        $  15,319
 Accrued liabilities                                                                            9,410            7,726
 Current obligations under capital leases (Note 5)                                              4,976            4,495
-------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                                      28,999           27,540

Long-term debt, net of amortized discount $7,300 (Note 6)                                     292,700               --
Non-current deferred tax liability (Note 7)                                                    19,471            5,716
Obligations under capital leases, less current portion (Note 5)                                 3,263            8,203
-------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                             344,433           41,459
SHAREHOLDERS' EQUITY:
Preferred stock, no par value; 5,000 shares authorized; no shares issued and
 outstanding                                                                                       --               --
Common stock, no par value; 500,000 shares authorized; 163,710 and 160,209
 shares issued and outstanding as of March 31, 2001 and 2000, respectively                    246,930          229,275
Additional paid-in capital                                                                     53,196           26,019
Deferred compensation                                                                         (14,798)          (8,560)
Accumulated other comprehensive loss, net of $134 income tax as of March 31, 2001                (223)              --
Retained earnings                                                                              91,393           56,419
-------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                    376,498          303,153
-------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                                  $ 720,931        $ 344,612
=========================================================================================================================

See accompanying notes.


CONSOLIDATED STATEMENTS OF INCOME

Year ended March 31,                                                                 2001         2000         1999
(In thousands, except per share data)

REVENUE:
 Product sales                                                                  $ 333,203    $ 288,085    $ 152,114
 Engineering revenue                                                                2,161          875          738
-------------------------------------------------------------------------------------------------------------------------
Total revenue                                                                     335,364      288,960      152,852


COSTS AND EXPENSES:
 Cost of goods sold                                                               181,801      152,746       99,325
 Research and development                                                          60,340       33,338       14,239
 Marketing and selling                                                             28,450       20,109       10,716
 General and administrative                                                        13,495        9,573        4,787
 Other operating expenses                                                           4,607           --           --
-------------------------------------------------------------------------------------------------------------------------
Total costs and expenses                                                          288,693      215,766      129,067
-------------------------------------------------------------------------------------------------------------------------
Income from operations                                                             46,671       73,194       23,785


Interest expense                                                                   (9,346)      (1,400)      (1,244)
Interest income                                                                    15,065        5,448        2,020
Other income (expense), net                                                            19         (174)        (109)
-------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                         52,409       77,068       24,452


Income tax expense                                                                 17,435       26,974        4,891
-------------------------------------------------------------------------------------------------------------------------
Net income                                                                      $  34,974    $  50,094    $  19,561
=========================================================================================================================

NET INCOME PER SHARE:
 Basic                                                                          $    0.22    $    0.32    $    0.14
==========================================================================================================================
 Diluted                                                                        $    0.20    $    0.29    $    0.13
==========================================================================================================================

SHARES USED IN PER SHARE CALCULATION:
 Basic                                                                            161,820      158,728      136,944
==========================================================================================================================
 Diluted                                                                          173,216      171,668      147,472
==========================================================================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                            Accumulated (Accumulated
                                                              Additional                          Other      Deficit)
                                                     Common     Paid-in       Deferred    Comprehensive     Retained
(In thousands)                                        Stock     Capital   Compensation             Loss     Earnings         Total


Balance, March 31, 1998                           $  80,224    $     --      $    (225)        $     --     $(13,236)     $  66,763
 Offering of common stock                           133,381          --             --               --           --        133,381
 Exercise of warrant                                 10,000          --             --               --           --         10,000
 Issuance of common stock in connection
  with employee stock purchase plan                     456          --             --               --           --            456
 Exercise of stock options                              685          --             --               --           --            685
 Amortization of deferred compensation                   --          --             60               --           --             60
 Net income                                              --          --             --               --       19,561         19,561
------------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 1999                             224,746          --           (165)              --        6,325        230,906

 Issuance of warrants for
  related party technology license                       --      10,041             --               --           --         10,041
 Issuance of restricted stock awards                     --       8,775         (8,775)              --           --             --
 Exercise of stock options                            3,221          --             --               --           --          3,221
 Issuance of common stock in connection
  with employee stock purchase plan                   1,308          --             --               --           --          1,308
 Tax benefit from the exercise of
  stock options                                          --       7,203             --               --           --          7,203
 Amortization of deferred compensation                   --          --            380               --           --            380
 Net income                                              --          --             --               --       50,094         50,094
------------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 2000                             229,275      26,019         (8,560)              --       56,419        303,153

 Comprehensive income:
  Net income                                             --          --             --               --       34,974         34,974
  Unrealized loss on marketable securities               --          --             --             (223)          --           (223)
------------------------------------------------------------------------------------------------------------------------------------
     Total comprehensive income                                                                                              34,751
 Exercise of warrants for related party
  technology license                                 10,001          --             --               --           --         10,001
 Issuance of restricted stock awards                     --       7,946         (7,946)              --           --             --
 Exercise of stock options                            5,028          --             --               --           --          5,028
 Issuance of common stock in connection
  with employee stock purchase plan                   2,626          --             --               --           --          2,626
 Tax benefit from the exercise of
  stock options                                          --      19,231             --               --           --         19,231
 Amortization of deferred compensation                   --          --          1,708               --           --          1,708
------------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 2001                           $ 246,930    $ 53,196      $ (14,798)        $   (223)    $ 91,393      $ 376,498
====================================================================================================================================

See accompanying notes.


CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended March 31,                                                                 2001           2000          1999
(In thousands)

OPERATING ACTIVITIES:
Net income                                                                      $  34,974      $  50,094      $  19,561
Adjustments to reconcile net income to net cash provided by operating activities:
 Depreciation                                                                      29,289         15,082          4,875
 Amortization                                                                         713             53             --
 Loss on disposal of equipment                                                        114             --            109
 Amortization of related party TRW technology license                                 962            214            124
 Tax benefit from exercise of employee stock options                               19,231          7,203             --
 Amortization of deferred compensation                                              1,708            380             60
 Changes in operating assets and liabilities:
  Accounts receivable                                                              21,175        (37,466)       (16,566)
  Inventories                                                                     (32,626)       (11,054)        (2,466)
  Current deferred tax asset                                                       (3,257)        (4,873)          (898)
  Non-current deferred tax asset                                                       --          1,088         (1,088)
  Prepaid expenses and other current and non-current assets                        (1,698)          (760)          (194)
  Accounts payable                                                                   (706)        (3,791)         8,837
  Accrued liabilities                                                                 273          2,136          4,836
  Income taxes payable/recoverable income taxes                                   (27,681)        (3,650)         2,854
  Non-current deferred tax liability                                               13,889          5,251            465
-----------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                          56,360         19,907         20,509


INVESTING ACTIVITIES:
Purchase of short-term investments                                               (108,764)       (47,069)            --
Proceeds from sale of short-term investments                                       66,875         13,314             --
Purchase of property and equipment                                                (89,742)      (107,495)       (26,137)
Proceeds from sale of property and equipment                                       13,022             --            341
Purchase of other investments                                                      (5,000)            --             --
Purchase of technology license                                                       (135)        (1,500)            --
-----------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                            (123,744)      (142,750)       (25,796)


FINANCING ACTIVITIES:
Proceeds from convertible subordinated debt offering, net of debt
 issuance costs of $442 and discount of $8,250                                    291,308             --             --
Net proceeds from stock offering                                                       --             --        133,381
Proceeds from exercise of stock options, warrants and employee stock               17,655          4,529         11,141
purchases
Repayment of capital lease obligations                                             (4,459)        (4,135)        (4,190)
Decrease (increase) in cash restricted for capital additions                           --          3,860         (3,860)
----------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                         304,504          4,254        136,472


Net increase (decrease) in cash and cash equivalents                              237,120       (118,589)       131,185
Cash and cash equivalents at beginning of year                                     28,956        147,545         16,360
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                        $ 266,076      $  28,956      $ 147,545
============================================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest                                          $   6,734      $   1,400      $   2,157
============================================================================================================================
Cash paid during the year for income taxes                                      $  16,371      $  21,953      $   3,502
============================================================================================================================

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Capital lease obligations incurred for new equipment                            $      --      $      --      $   5,449
Issuance of stock warrants for technology license                               $      --      $  10,041      $      --
Issuance of restricted stock as deferred compensation                           $   7,946      $   8,775      $      --
----------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. COMPANY INFORMATION
RF Micro Devices, Inc. (the Company) designs, develops, manufactures and markets proprietary radio frequency integrated circuits (RFICs) for wireless communications products and applications; as such the Company operates as a single business segment. The Company's products are primarily included in cellular and PCS phones, base stations, wireless local area networks and cable television modems. The Company derives revenue from the sale of standard and custom-designed products and services. The Company offers a broad array of products including amplifiers, mixers, modulators/demodulators and single chip transmitters, receivers and transceivers that represent a substantial majority of the RFICs required in wireless subscriber equipment.

The Company addresses the various wireless markets by a product delivery strategy called Optimum Technology Matching(R). This product delivery strategy utilizes multiple distinct semiconductor process technologies: gallium arsenide
(GaAs) heterojunction bipolar transistor (HBT), silicon bipolar transistor, silicon CMOS, silicon BiCMOS, silicon germanium BiCMOS and GaAs metal semi-conductor field effect transistor (MESFET). In June 1996, the Company and TRW Inc. (TRW) entered into a license arrangement, whereby the Company was granted a world-wide, perpetual, royalty-free license for GaAs HBT commercial wireless applications operating at frequencies less than 10 GHz. In November 1999, the Company and TRW expanded the existing license agreement to include commercial coaxial and non-fiber wire applications.

The Company has built a GaAs HBT wafer fabrication facility to address the various markets for this technology. Commercial production from this facility began in September 1998. The Company completed construction of a second wafer fabrication facility in December 2000 which it financed by means of a synthetic lease. However, due to slowing order activity, this facility was not placed into production in fiscal 2001. The Company expects to begin production at the facility in the second half of fiscal 2002.

In January 1999, the Company completed a public offering of common stock. This offering consisted of 18.4 million shares offered by the Company and 2.3 million shares offered by TRW. The offering price was $7.68 per share resulting in net offering proceeds to the Company of approximately $133.4 million.

In August 2000, the Company completed the private placement of $300.0 million aggregate principal amount of 3.75% convertible subordinated notes due 2005, resulting in net proceeds to the Company of approximately $291.3 million. The notes are convertible into approximately 6.7 million shares of common stock at a conversion price of $45.085 per share.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

ACCOUNTING PERIODS
The Company uses a 52- or 53-week fiscal year ending on the Saturday closest to March 31 of each year. The previous three fiscal years ended on March 31, 2001, March 25, 2000 and March 27, 1999. Fiscal 2001 was a 53-week year and the two previous fiscal years were 52-week years. For purposes of financial statement presentation, each fiscal year is described as having ended on March 31.

STOCK SPLITS
The Company has effected the following two-for-one stock splits, each in the form of a 100% share dividend: on March 31, 1999, payable to shareholders of record on March 17, 1999; on August 18, 1999, payable to shareholders of record on August 2, 1999; and on August 25, 2000, payable to shareholders of record on August 8, 2000. All earnings per share and share count information have been restated retroactively to reflect the impact of these stock splits.

RECLASSIFICATIONS
Certain amounts in the March 31, 2000 and 1999 consolidated financial statements have been reclassified to conform to the March 31, 2001 presentation. These reclassifications had no effect on net income or shareholders' equity as previously reported.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying values of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and other accrued liabilities approximate fair values as of March 31, 2001 and 2000. The Company's convertible subordinated notes had a fair value of $191.3 million as of March 31, 2001 on the Private Offerings, Resale and Trading through Automated Linkages (PORTAL) Market compared to the carrying amount of $292.7 million.

USE OF ESTIMATES
The  preparation  of  consolidated   financial  statements  in  conformity  with
accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company makes estimates for the allowance for doubtful accounts, inventory reserves, warranty reserves, and other financial statement amounts. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of demand deposit accounts, money market funds and temporary, highly liquid investments with original maturities of three months or less when purchased.

INVESTMENTS
Short-term: Investments are accounted for in accordance with Statement of Financial Accounting Standards No. 115 (SFAS 115) "Accounting for Certain Investments In Debt and Equity Securities". The securities are classified as held-to-maturity when the Company has the positive intent and ability to hold to maturity; securities are classified as trading securities when the Company buys and holds principally for the purpose of selling in the near term; and all other securities are classified as available-for-sale. The Company currently does not have trading securities.

Investments available-for-sale at March 31, 2001 consisted of a marketable equity security, corporate debt securities and U.S. Agency Medium Term Notes. The U.S. Agency Medium Term Notes and corporate debt securities have original maturities of less than one year when purchased. The Company had no available-for-sale investments at March 31, 2000. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity in accordance with SFAS 115.

Investments held-to-maturity at March 31, 2001 and 2000 consisted of U.S. Agency Medium Term Notes and have original maturities of less than one year when purchased. Management determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accumulation of discounts to maturity, and such amortization is included in interest income from investments in accordance with SFAS 115.

Long-term: The Company has an investment of $5.0 million in the equity of a privately held company. The investment represents less than 10% ownership, and the Company does not have the ability to exercise significant influence in the management of the investee company. This investment is carried at its original cost and accounted for under the cost method of accounting for investments as described in Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock".

During fiscal 2001, the Company made a long-term investment of $960,000 in the common stock of a publicly traded company. The fair value of this investment was $508,000 as of March 31, 2001.

INVENTORIES
Inventories are stated at the lower of cost or market determined using the average cost method. The Company's business is subject to the risk of technological and design changes. The Company provides for potentially obsolete or slow moving inventory based on management's analysis of inventory levels and future sales forecasts at the end of each accounting period.

PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 20 years.

INTANGIBLES
Intangibles, consisting of technology license costs, are incurred to acquire the rights to use another company's patented technology in the Company's development and production of products. The license costs are amortized on a straight-line basis over the estimated useful life of the technology, ranging from 5 to 15 years. The technology license costs related to third parties are included in other non-current assets on the accompanying balance sheets. Intangible assets consist of the following (in thousands):

March 31,                                   2001          2000
----------------------------------------------------------------
Intangible Assets:
Related party technology license        $ 13,243      $ 13,243
Other technology licenses                  1,635         1,500
----------------------------------------------------------------
Accumulated amortization                  (1,454)         (391)
----------------------------------------------------------------
                                        $ 13,424      $ 14,352
================================================================


The Company assesses the recoverability of its intangibles and other assets by determining its ability to generate future cash flows sufficient to recover the unamortized balances over the remaining useful lives. Intangibles and other assets determined to be unrecoverable based on future cash flows would be written off in the period in which the determination was made.

REVENUE RECOGNITION
Revenue from product sales is recognized when products are shipped. The Company also enters into engineering agreements with certain customers relating to the development of customer specific applications. Revenue is recognized for engineering contracts as it is earned.

The Company's products generally carry a one- or two-year warranty against defects depending on the specific type of product. The Company provides for estimated warranty costs in the period the related sales are made.

SHIPPING AND HANDLING COST
The Company recognizes amounts billed to a customer in a sale transaction related to shipping and handling as revenue. The costs incurred by the Company for shipping and handling are classified as cost of goods sold.

RESEARCH AND DEVELOPMENT
The Company charges all research and development costs to expense as incurred.

ADVERTISING COSTS
The Company expenses advertising costs as incurred. The Company recognized advertising expense of $1.0 million, $726,000 and $427,000 for the fiscal years ended March 31, 2001, 2000 and 1999, respectively.

INCOME TAXES
The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109).  Under SFAS 109, the  liability  method is used in  accounting  for income
taxes  and  deferred  tax  assets  and  liabilities  are  determined   based  on
differences between the financial reporting and tax bases of assets and liabilities.

STOCK-BASED COMPENSATION
The Company accounts for employee stock options and employee restricted stock in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, no compensation expense is recognized for stock options or restricted stock issued to employees with exercise prices or share prices at or above quoted market value. For stock options or restricted shares granted at prices below quoted market value, the Company records deferred compensation expense for the difference between the price of the shares and the market value. Deferred compensation expense is amortized ratably over the vesting period of the related options.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) provides an alternative to APB 25 in accounting for stock-based compensation issued to employees. SFAS 123 provides for a fair value based method of accounting for employee stock options and similar equity instruments. However, companies that continue to account for stock-based compensation arrangements under APB 25 are required by SFAS 123 to disclose the pro forma effect on net income (loss) and income (loss) per share as if the fair value based method prescribed by SFAS 123 had been applied. The Company has continued to account for stock-based compensation using the provisions of APB 25 and presents the pro forma disclosure requirements of SFAS 123 (Note 11).

SALES AND ACCOUNTS RECEIVABLE
The Company operates as a single business segment engaged in the design and sale of integrated circuits. Revenue from significant customers, those representing 10% or more of total sales for the respective periods, are summarized as follows:

Year ended March 31,                 2001      2000       1999
----------------------------------------------------------------
Customer 1                            53%       59%        73%
-----------------------------------------------------------------

Additionally, 40% and 57% of the Company's accounts receivable were due from this customer at March 31, 2001 and 2000, respectively. A second customer represented 13% of the Company's accounts receivable at March 31, 2001.

The Company's principal financial instrument subject to potential concentration of credit risk is accounts receivable, which are unsecured. The Company provides an allowance for doubtful accounts equal to estimated losses expected to be incurred in the collection of accounts receivable.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which, as amended, is effective for fiscal years beginning after June 15, 2000. SFAS 133 establishes a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. The Company will adopt SFAS 133 for fiscal 2002, which may result in additional disclosures. The Company uses derivatives for hedging purposes. During fiscal 2001, the Company entered into an interest rate swap agreement to hedge the variable interest rate of its synthetic lease (Note 5). This interest rate swap is a cash flow hedge and is currently considered an off-balance sheet financial instrument. Adoption of SFAS 133 in fiscal 2002 is not expected to have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

3. INVESTMENTS
The  following  is  a  summary  of  available-for-sale   and  held-to-maturity
securities at March 31, 2001 and March 31, 2000 (in thousands):

                                           Available-for-Sale Securities
--------------------------------------------------------------------------
                                      Gross         Gross
                                 Unrealized    Unrealized      Estimated
March 31, 2001:            Cost       Gains        Losses     Fair Value
U.S. Agency
Medium
Term Notes             $ 43,752        $ 99        $    -       $ 43,851


Corporate debt
securities               13,403           -            (4)        13,399


Equity securities           960           -          (452)           508
--------------------------------------------------------------------------
                       $ 58,115        $ 99        $ (456)      $ 57,758
==========================================================================


The Company had no available-for-sale securities at March 31, 2000.

                                             Held-to-Maturity Securities
-------------------------------------------------------------------------
                                      Gross         Gross
                                 Unrealized    Unrealized      Estimated
March 31, 2001:            Cost       Gains        Losses     Fair Value
-------------------------------------------------------------------------
U.S. Agency
Medium
Term Notes             $ 17,912        $ 82        $    -       $ 17,994
-------------------------------------------------------------------------

March 31, 2000:
-------------------------------------------------------------------------

U.S. Agency
Medium
Term Notes             $ 33,755        $  3        $  (22)      $ 33,736
-------------------------------------------------------------------------

The estimated fair value of held-to-maturity and available-for-sale securities was based on the prevailing market values on March 31, 2001 and March 31, 2000.

The debt securities held as of March 31, 2001 are due within one year. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations.

4. INVENTORIES
The components of inventories are as follows (in thousands):

March 31,                                   2001          2000
-------------------------------------------------------------------
Raw materials                           $ 25,641      $  7,851
Work in process                           26,686        26,560
Finished goods                            38,571        15,092
--------------------------------------------------------------------
                                          90,898        49,503
Inventory allowances                     (19,883)      (11,114)
--------------------------------------------------------------------
Total inventories                       $ 71,015      $ 38,389
====================================================================

5. LEASES
The  Company  leases  certain   equipment  and  facilities   under  capital  and
non-cancelable operating leases. The table below summarizes capitalized leased equipment balances included in property and equipment (in thousands):

March 31,                                   2001          2000
-----------------------------------------------------------------
Machinery and equipment                 $ 21,935      $ 22,043
Accumulated amortization                  (8,747)       (5,261)
-----------------------------------------------------------------
                                        $ 13,188      $ 16,782
=================================================================

The  Company  is  a  party  to  six   capital   lease   facilities   with  three
equipment-financing companies under which it has financed the cost of capital equipment and leasehold improvements associated with its wafer fabrication facility. Lease terms range from 36 months to 60 months with effective interest rates ranging from 8.6% to 10.7%. At March 31, 2001, the minimum future lease payments under these capital leases (excluding interest) totaled $8.2 million. The Company has financed an aggregate of $22.0 million of leased property under these facilities. Capital lease amortization totaling approximately $3.5 million, $3.6 million, and $2.1 million is included in depreciation expense for the fiscal years ended March 31, 2001, 2000 and 1999, respectively.
Additionally, approximately $912,000 of interest expense related to this equipment under capital leases was capitalized in fiscal 1999 in connection with the construction of the wafer fabrication facility. No interest expense was capitalized in fiscal 2001 or 2000.

The Company leases the majority of its corporate, wafer fabrication, and other facilities from several third party real estate developers. The terms of these operating leases range from five to fifteen years and several have renewal options up to two ten-year periods. The Company also leases various machinery and equipment and office equipment under non-cancelable operating leases. The terms of these leases range from one to five years. As of March 31, 2001, total future minimum lease payments of approximately $124.5 million related to facility operating leases and approximately $11.8 million related to equipment operating leases.

In 1997, in connection with a financing commitment related to the construction of the Company's first wafer fabrication facility, the Company issued a warrant to purchase 331,000 shares of its common stock at an exercise price of $1.13 per share to an equipment financing company. On February 4, 1999, Finova Technology Finance, Inc., the warrant holder, exercised the warrant through a "cashless" exercise, as permitted by the terms of the warrant agreement, by relinquishing the right to purchase 41,000 shares in return for 289,000 shares.

Minimum future lease payments under non-cancelable capital and operating leases as of March 31 are as follows (in thousands):

                                           Capital     Operating
--------------------------------------------------------------------
2002                                      $  5,536      $ 28,667
2003                                         3,266        26,481
2004                                           134        77,764
2005                                             -        14,621
2006                                             -         4,513
Thereafter                                       -        37,978
---------------------------------------------------------------------
Total minimum payments                    $  8,936      $190,024
=====================================================================
Less amounts representing interest            (697)
---------------------------------------------------------------------
Present value of net minimum payments        8,239
Less current portion                        (4,976)
---------------------------------------------------------------------
Long-term portion                         $  3,263
=====================================================================

Rent expense under operating leases, including facilities and equipment, was approximately $11.2 million, $7.7 million and $4.7 million for the fiscal years ended March 31, 2001, 2000 and 1999, respectively.

SYNTHETIC LEASE
On August 13, 1999, as modified effective December 31, 1999, the Company entered into a $100.0 million synthetic lease with a financial institution. A synthetic lease is an asset-based financing structured to be treated as an operating lease for accounting purposes, but as a capital lease for tax purposes. At the end of the third quarter of fiscal year 2000, cash collateral largely secured the synthetic lease transaction. The modification effective December 31, 1999 resulted in the release of the cash collateral and the synthetic lease is now secured by substantially all of the personal property assets of the Company. The monthly lease payments commenced on November 13, 2000 and have a term expiring November 3, 2004. At the end of the term, the lease can be extended upon the agreement of the parties or the Company may buy out the lease. The interest rates or yield rates embedded in the lease (and used to calculate lease payments) are either:

o The Eurodollar Rate plus margins varying from 150 basis points to 300 basis points per annum (based on certain quarterly financial covenant testing and depending on whether the underlying source of funding is in the form of a promissory note or an equity certificate), or

o At the Company's election and under certain other circumstances where funding based on the Eurodollar Rate is not available, the ABR Rate plus margins varying from zero basis points to 75 basis points per annum (based on certain quarterly financial covenant testing and depending on whether the underlying source of funding is in the form of a promissory note or an equity certificate). The Eurodollar Rate is a rate of interest determined under the lease documents by reference to one or more sources for the London inter-bank offered rate, or LIBOR. The ABR Rate is a rate of interest determined under the lease documents equal to the greater of (a) the prime lending rate of the primary lender or its successor (as deter-mined under the lease documents) or (b) the federal funds effective rate (as determined under the lease documents) plus 0.5%.


In fiscal 2001, the Company entered into an interest rate swap contract to fix the variable cash flows related to the LIBOR based interest rate in this synthetic lease.

This lease provided up to $100.0 million in financing for the Company's second wafer fabrication facility. This facility's construction was completed in December 2000. The $100.0 million of financing funded approximately $56.9 million for the building and $42.9 million of equipment.

Under the terms of the synthetic lease, the Company is required to comply with certain financial covenants, which require the maintenance of minimum levels of tangible net worth, liquidity and debt service coverage and prohibit the payment of dividends.

During the fiscal year ending March 31, 2001, the Company incurred certain start-up costs associated with preparing the second wafer fabrication facility for normal productive capacity. These costs have been expensed as incurred in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on the Costs of Start-up Activities," and are classified as other operating expenses in the consolidated statements of income.

SALE-LEASEBACK
In March 2001, the Company completed a sale-leaseback transaction with respect to the Company's corporate headquarters. The transaction included the sale of the land and building for total consideration of $13.4 million. The lease covers an initial term of 15 years with options to extend the lease for two additional periods of ten years each. Rent expense for the first five years will be approximately $6.7 million and will escalate by 2% each year thereafter. The Company will recognize rent expense on a straight-line basis in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases" (SFAS 13), starting with the beginning of the lease term. The transaction was deemed a normal leaseback as defined in Statement of Financial Accounting Standard No. 98, "Accounting for Sales of Real Estate." The Company recorded a sale and operating lease, thus removing the property from the Company's consolidated balance sheet and is deferring the profit of $1.4 million over the 15 year lease term in accordance with Statement of Financial Accounting Standard No. 66, "Accounting for Sales of Real Estate," and SFAS 13.

6. LONG-TERM DEBT
On August 11, 2000, the Company completed the private placement of $300.0 million aggregate principal amount of 3.75% convertible subordinated notes due 2005, which included the exercise by the initial purchasers of the notes of their option to purchase an additional $50.0 million principal amount of the notes. The notes are convertible into the Company's common stock at a conversion price of $45.085 per share as adjusted for the August 2000 two-for-one common stock split described in Note 2. The net proceeds of the offering were approximately $291.3 million after payment of the underwriting discount and expenses of the offering, which will be amortized over the term of the notes based on the effective interest method.

7. INCOME TAXES

Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The components of the income tax provision are as follows (in thousands):

Year Ended March 31,               2001       2000        1999
-------------------------------------------------------------------
Current:
 Federal                       $  6,055   $ 24,939    $  5,825
 State                              748      3,501         587
Deferred expense (benefit)       10,632     (1,466)     (1,521)
-------------------------------------------------------------------
Total                          $ 17,435   $ 26,974    $  4,891
===================================================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows (in thousands):

March 31,                                  2001          2000
----------------------------------------------------------------
Deferred tax liabilities:
 Accumulated depreciation              $ 19,343      $  5,716
 Other                                      128             -
-----------------------------------------------------------------
Total deferred tax liabilities           19,471         5,716

Deferred tax assets:
 Allowance for bad debts                    355           304
 Warranty reserve                           239           160
 Inventory reserve                        6,596         4,363
 Accrued vacation                           990             -
 Sale-leaseback                             526             -
 Other                                      322           944
-----------------------------------------------------------------
Total deferred tax assets                 9,028         5,771
-----------------------------------------------------------------
Net deferred (liability) asset         $(10,443)     $     55
=================================================================


A reconciliation of the provision for income taxes to income tax expense computed by applying the statutory federal income tax rate to pre-tax income for the fiscal years ended March 31, 2001, 2000 and 1999 is as follows (dollars in thousands):

Year Ended March 31,                                            2001
-----------------------------------------------------------------------
                                                Amount    Percentage
Income tax expense at statutory
 federal rate                                 $18,358         35.00%
Increase (decrease) resulting from:
 State tax, net of federal benefit                920          1.75
 Research and development credits              (1,221)        (2.33)
 Foreign Sales Corporation benefit               (632)        (1.20)
 Other                                             10          0.02
-----------------------------------------------------------------------
                                              $17,435         33.24%
=======================================================================

Year Ended March 31,                                            2000
---------------------------------------------------------------------
                                                Amount    Percentage
Income tax expense at statutory
 federal rate                                 $26,974         35.00%
Increase (decrease) resulting from:
 State tax, net of federal benefit              2,245          2.91
 Research and development credits                (544)        (0.71)
 Change in reserve for deferred tax assets     (1,753)        (2.27)
 Other                                             52          0.07
---------------------------------------------------------------------
                                              $26,974         35.00%
=====================================================================

Year Ended March 31,                                             1999
-----------------------------------------------------------------------
                                                 Amount    Percentage
Income tax expense at statutory
 federal rate                                  $ 8,559         35.00%
Increase (decrease) resulting from:
 State tax, net of federal benefit                 872          3.50
 Research and development credits                 (482)        (1.50)
 Change in reserve for deferred tax assets      (4,058)       (17.00)
-----------------------------------------------------------------------
                                               $ 4,891         20.00%
=======================================================================

8. NET INCOME PER SHARE
The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share data):

Year Ended March 31,               2001       2000       1999
----------------------------------------------------------------
Numerator for basic and diluted net income per share:
 Net income                    $ 34,974   $ 50,094   $ 19,561


Denominator:
 Denominator for basic net
  income per share -
  weighted average shares       161,820    158,728    136,944
 Effect of dilutive securities:
 Employee stock options          11,396     12,940     10,528
----------------------------------------------------------------
 Denominator for diluted net
  income per share - adjusted
  weighted average shares
  and assumed conversions       173,216    171,668    147,472


Basic net income per share     $   0.22   $   0.32   $   0.14


Diluted net income per share   $   0.20   $   0.29   $   0.13
----------------------------------------------------------------


Options to purchase 2,032,000 shares, 206,000 shares and 302,000 shares of common stock were outstanding during fiscal 2001, 2000 and 1999 respectively, but were not included in the computation of diluted net income per share for the fiscal years ended March 31, 2001, 2000 and 1999 respectively, because the exercise price of the options was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive. The computation of diluted net income per share for the fiscal year ended March 31, 2001 did not assume the conversion of the 3.75% convertible subordinated notes due 2005 because the inclusion would be anti-dilutive.

9. 401(K) PLAN
Each employee is eligible to participate in the Company's fully qualified 401(k) plan after three months of service. An employee may invest a maximum of 15% of pretax earnings in the plan. Employer contributions to the plan are made at the discretion of the Company and its Board of Directors. An employee is fully vested in the employer contribution portion of the plan after completion of five continuous years of service. The Company contributed $922,000, $511,000 and $265,000 to the plan during fiscal years 2001, 2000 and 1999, respectively.

10. EMPLOYEE STOCK PURCHASE PLAN
In April 1997, the Company adopted its Employee Stock Purchase Plan (ESPP), which qualifies as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. All regular full-time employees of the Company (including officers) and all other employees who meet the eligibility requirements of the plan may participate in the ESPP. The ESPP provides eligible employees an opportunity to acquire the Company's common stock at 85% of the lower of the closing price per share of the Company's common stock on the first or last day of each six-month purchase period. An aggregate of 4.0 million shares of common stock have been reserved for offering under the ESPP and are available for purchase thereunder, subject to anti-dilution adjustments in the event of certain changes in the capital structure of the Company. The Company makes no cash contributions to the ESPP, but bears the expenses of its administration. During fiscal years 2001, 2000 and 1999, respectively, 179,000 shares, 95,000 shares, and 261,000 shares were purchased under the ESPP.

11. STOCK-BASED AWARDS
1992 STOCK OPTION PLAN
The Company's 1992 Stock Option Plan (the 1992 Option Plan) was adopted by the shareholders of the Company in February 1992. The 1992 Option Plan provided for the granting of both incentive and nonqualified options to purchase common stock to key employees, non-employee directors and advisors and consultants in the service of the Company. The 1992 Option Plan was terminated following the Company's initial public offering in June 1997, at which time options to purchase 8.7 million shares had been granted.

1997 KEY EMPLOYEES' STOCK OPTION PLAN
In April 1997, the Company adopted the 1997 Key Employees' Stock Option Plan (the 1997 Option Plan), which provides for the granting of options to purchase common stock to key employees and independent contractors in the service of the Company. The 1997 Option Plan permits the granting of both incentive options and non-qualified options. The aggregate number of shares of common stock that may be issued pursuant to options granted under the 1997 Option Plan may not exceed
10.4  million  shares,  subject to  adjustment  in the event of  certain  events
affecting  the  Company's   capitalization.

DIRECTORS' OPTION PLAN
In April 1997, the Company adopted the Non-employee Directors' Stock Option Plan. Under the terms of this plan, directors who are not employees of the Company are entitled to receive options to acquire shares of common stock. An aggregate of 1.6 million shares of common stock have been reserved for issuance under this plan, subject to adjustment for certain events affecting the Company's capitalization. During fiscal years 2001, 2000 and 1999, respectively, the Company issued options to purchase 80,000, 120,000 and 160,000 shares, respectively, to eligible participants under the plan. In addition, during fiscal 1999, the Company granted options to purchase 120,000 shares to certain directors outside of the Non-employee Directors' Stock Option Plan.

1999 STOCK INCENTIVE PLAN
The 1999 Stock Incentive Plan (the 1999 Stock Plan), which the Company's shareholders approved at the 1999 annual meeting of shareholders, provides for the issuance of a maximum of 16.0 million shares of common stock pursuant to awards granted thereunder. Awards that may be granted under the 1999 Stock Plan include incentive stock options and nonqualified stock options totaling 14.0 million shares. The remaining 2.0 million shares reserved under the plan are for stock appreciation rights, restricted stock awards and restricted units. The number of shares reserved for issuance under the 1999 Stock Plan and the terms of awards may be adjusted upon certain events affecting the Company's capitalization. No awards may be granted under the 1999 Stock Plan after June 30, 2009. The Company recorded deferred compensation of $7.9 million and $8.8 million in fiscal 2001 and 2000, respectively, associated with the awarding of 558,000 and 400,000 shares, respectively, of non-vested restricted stock to key employees at no cost under the 1999 Stock Plan. This deferred compensation is being amortized to expense over the vesting periods of such restricted stock awards, up to four years. During fiscal 2001, 50,000 shares of these restricted stock awards were exercised.

The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock-based awards. The Company has recorded deferred compensation expense of $300,000 for the difference between the grant price and the deemed fair value of certain of the Company's common stock options granted in 1997. Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123, and has been determined as if the Company accounted for its employee stock options using the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for the fiscal years ended March 31, 2001, 2000 and 1999, respectively: risk-free interest rate of 4.8%, 6.5% and 5.5%, no expected dividends, a volatility factor of 1.255, 0.892 and 0.801 and a weighted average expected life of the options of
8.47 years. The weighted average fair value of options granted during fiscal years 2001, 2000 and 1999 was $24.32, $19.46 and $2.62, respectively.

For purposes of pro forma disclosures, the estimated fair value of the awards is amortized to expense over the awards' vesting periods. The Company's pro forma information follows (in thousands, except per share data):

Year ended March 31,                                2001       2000        1999
-------------------------------------------------------------------------------
Net income, as reported                          $34,974    $50,094     $19,561
Pro forma net (loss) income                      $(1,719)   $32,113     $18,191
Basic net income per share, as reported          $  0.22    $  0.32     $  0.14
Diluted net income per share, as reported        $  0.20    $  0.29     $  0.13
Pro forma basic net (loss) income per share      $ (0.01)   $  0.20     $  0.13
Pro forma diluted net (loss) income per share    $ (0.01)   $  0.19     $  0.12
-------------------------------------------------------------------------------

A summary of activity of the Company's employee stock option plans follows (in thousands, except per share data):

                                 Number of Shares         Option Prices
-------------------------------------------------------------------------
                        Available         Options
                        for Grant     Outstanding       Per Share Range
March 31, 1998              9,915           8,897      $  0.02 - $ 2.89
 Granted                   (6,389)          6,389         1.39 -  11.89
 Exercised                     --          (1,558)        0.02 -   2.89
 Canceled                     146            (146)        0.02 -  11.22
-------------------------------------------------------------------------
March 31, 1999              3,672          13,582         0.02 -  11.89
 Reserved                  14,000              --           --       --
 Granted                   (5,306)          5,306        10.03 -  87.50
 Exercised                     --          (2,606)        0.02 -  19.72
 Canceled                     119            (119)        0.03 -  44.78
-------------------------------------------------------------------------
March 31, 2000             12,485          16,163         0.02 -  87.50
 Granted                   (4,684)          4,684        11.13 -  80.13
 Exercised                     --          (2,762)        0.02 -  24.84
 Canceled                     421            (421)        0.11 -  87.50
-------------------------------------------------------------------------
March 31, 2001              8,222          17,664      $  0.03 - $87.50
=========================================================================

Exercise prices for options outstanding as of March 31, 2001, ranged from $0.03 to $87.50. The weighted average remaining contractual life of outstanding options is 7.9 years. The weighted average exercise price of outstanding options at March 31, 2001 was $14.15. At March 31, 2001, 2000 and 1999, awards to purchase 4.1 million, 2.7 million and 1.2 million shares of common stock were exercisable, respectively.

The following table summarizes in more detail information regarding the Company's stock options outstanding at March 31, 2001 (in thousands, except per share and award life data):

                               Options Outstanding                                Options Exercisable
--------------------------------------------------------------------------------------------------------------------
                                                  Weighted-       Weighted-Average                         Weighted-
Range of                           Number           Average              Remaining           Number          Average
Exercise Prices                Of Options    Exercise Price       Contractual Life       Of Options   Exercise Price
--------------------------------------------------------------------------------------------------------------------
$ 0.03- 13.44                       9,403          $   3.37                    7.0 years      3,314          $  2.44
 13.45- 26.88                       5,857             17.72                    9.0              581            21.25
 26.89- 40.31                         946             35.32                    8.8              142            35.19
 40.32- 53.75                         999             48.18                    8.9               46            48.84
 53.76- 67.19                         222             62.07                    9.0               16            60.68
 67.20- 80.63                         165             78.05                    9.0               33            78.05
 80.64- 87.50                          72             87.11                    8.9               14            87.11
---------------------------------------------------------------------------------------------------------------------
                                   17,664          $  14.15                    7.9 years       4,146        $   7.82
=====================================================================================================================

12. COMMON STOCK RESERVED FOR FUTURE ISSUANCE
At March 31, 2001, the Company had reserved a total of 32.3 million of its authorized 500.0 million shares of common stock for future issuance as follows (in thousands):

-------------------------------------------------------------------
Outstanding stock options under employee
 stock options plans                                   17,664
Possible future issuance under employee
 stock option plans                                     8,222
Outstanding directors' options outside of
 non-employee directors' option plan                      107
Employee stock purchase plan                            3,368
Restricted stock-based awards granted                     908
Possible future issuance of restricted
 stock-based awards                                     1,042
TRW warrant                                             1,000
------------------------------------------------------------------
Total shares reserved                                  32,311
==================================================================

13. RELATED PARTY TRANSACTIONS
In connection with a bridge financing in 1996, which was subsequently converted to preferred stock, the Company issued to a shareholder warrants that entitled the holder to purchase 536,000 shares of common stock at exercise prices ranging from $0.3438 to $0.7563 per share. These warrants were exercised in March 1999.

In connection with a June 1996 technology licensing agreement with TRW, the Company issued a warrant to TRW to purchase up to 8.0 million shares of the Company's common stock at an exercise price of $1.25 per share. This warrant first became exercisable on June 15, 1998, the date that the Company's first wafer fabrication facility became operational, and was exercised on September 14, 1998. A value of $250,000 was recorded for this warrant.

In connection with the expansion of the license arrangements with TRW for use of the GaAs HBT technology to manufacture products for commercial coaxial and other non-fiber wire applications in November 1999, the Company granted TRW two warrants for the purchase of shares of common stock. The first warrant was for 500,000 shares of common stock, became exercisable on December 31, 2000 and was exercised on January 3, 2001. The second warrant is for 1.0 million shares of common stock, became exercisable after December 31, 2000 and expires on December 31, 2001, but may not be exercised until the Company achieves certain annualized sales milestones and will become null and void if the Company fails to achieve these milestones. The exercise price established for these warrants is $20.00 per share. The value of these warrants was estimated using an option pricing model to be $10.0 million, which represents the cost of the Company's right to use TRW's technology for these new applications. Accordingly, the related intangible asset was increased on the Company's consolidated balance sheet.


14. GEOGRAPHIC  INFORMATION
The consolidated financial statements include sales to customers by geographic region that are summarized as follows:

Year ended March 31,                   2001    2000     1999
-------------------------------------------------------------
Sales:
 United States                          48%     48%      47%
 Asia                                   27      27       27
 Europe                                 19      21       25
 Central and South America               4       4        1*
 Canada                                  2       1*       1
 Other                                   1*      1*       1*
---------------------------------------------------------------
* less than 1%

The consolidated financial statements include the following long-lived assets amounts related to operations of the Company by geographic region as of March 31, (in thousands):

                                           2001          2000
---------------------------------------------------------------
Long-lived assets:
 United States                         $207,741      $159,843
 Europe                                     830            --
----------------------------------------------------------------
  Total long-lived assets              $208,571      $159,843
================================================================

Sales, for geographic disclosure, are based on the "bill to" address of the customer. The "bill to" address is not always an accurate representation of the final consumption of the Company's components by either the OEM or the OEM's customer. Long-lived assets include property and equipment.

15. SUMMARY OF QUARTERLY EARNINGS (UNAUDITED):

Fiscal 2001 Quarters
(in thousands, except per share data)
                         First     Second      Third      Fourth
------------------------------------------------------------------
Revenue               $ 98,206   $102,220   $ 79,918    $ 55,020
Gross profit            50,564     51,874     37,541      13,584
Net income (loss)       16,242     17,733      7,843      (6,844)
Net income (loss)
 per share:
 Basic                $  0 .10   $   0.11   $   0.05    $  (0.04)
 Diluted              $  0 .09   $   0.10   $   0.05    $  (0.04)
-------------------------------------------------------------------


Fiscal 2000 Quarters
(in thousands, except per share data)
                         First     Second      Third      Fourth
------------------------------------------------------------------
Revenue               $ 62,048   $ 68,921   $ 73,161    $ 84,830
Gross profit            26,403     32,094     35,631      42,086
Net income              10,418     12,470     12,575      14,631
Net income per share:
 Basic                $   0.07   $   0.08   $   0.08    $   0.09
 Diluted              $   0.06   $   0.07   $   0.07    $   0.08
------------------------------------------------------------------