Form 10-K, Exhibit 13
period 2002-03-31
RF MICRO DEVICES INC
filed 2002-06-18
CIK 911160

Selected Financial Data

The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and Notes thereto included in this Annual Report. The consolidated statement of operations data for the years ended March 31, 2002, 2001 and 2000, and the consolidated balance sheet data as of March 31, 2002 and March 31, 2001, are derived from, and are qualified by reference to, the Consolidated Financial Statements and Notes thereto included in this Annual Report. The statement of operations data for the years ended March 31, 1999 and 1998, and the balance sheet data as of March 31, 2000, March 31, 1999 and March 31, 1998, are derived from our historical financial statements, which are not included in this Annual Report.

                                                                      YEAR ENDED MARCH 31,
                                               2002             2001              2000            1999             1998
                                     ---------------------------------------------------------------------------------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
DATA:

Revenue:
   Product sales                          $  367,387       $  333,203      $   288,085       $   152,114        $  44,095
   Engineering revenue                         1,921            2,161              875               738            1,255
                                     ---------------------------------------------------------------------------------------
Total revenue                                369,308          335,364          288,960           152,852           45,350

Costs and expenses:
   Cost of goods sold                        248,965          181,801          152,746            99,325           29,246
   Research and development                   74,445           60,340           33,338            14,239            8,761
   Marketing and selling                      28,993           28,450           20,109            10,716            6,220
   General and administrative                 14,224           13,495            9,573             4,787            2,528
   Other operating expenses                   14,085            4,607                -                 -                -
   Impairment of long-lived assets             6,801                -                -                 -                -
                                     ---------------------------------------------------------------------------------------
Total costs and expenses                     387,513          288,693          215,766           129,067           46,755
                                     ---------------------------------------------------------------------------------------
(Loss) income from operations                (18,205)          46,671           73,194            23,785           (1,405)

Interest expense                             (17,195)         (9,346)           (1,400)           (1,244)            (184)
Other income, net                              7,987           15,084            5,274             1,911            1,066
                                     ---------------------------------------------------------------------------------------
(Loss) income before income taxes            (27,413)          52,409           77,068            24,452             (523)

Income tax benefit (expense)                   6,829          (17,435)         (26,974)           (4,891)               -
                                     ---------------------------------------------------------------------------------------
Net (loss) income                         $  (20,584)     $    34,974      $    50,094       $    19,561        $    (523)
                                     =======================================================================================

Net (loss) income per share:
   Basic                                  $    (0.12)     $      0.22      $      0.32       $      0.14        $   (0.00)
                                     =======================================================================================
   Diluted                                $    (0.12)     $      0.20      $      0.29       $      0.13        $   (0.00)
                                     =======================================================================================

Shares used in per share calculation:
   Basic                                     165,827          161,820          158,728           136,944          108,072
                                     =======================================================================================
   Diluted                                   165,827          173,213          171,668           147,472          108,072
                                     =======================================================================================

CONSOLIDATED BALANCE SHEET DATA:
--------------------------------                                            AS OF MARCH 31,
                                               2002             2001             2000              1999             1998
                                     ---------------------------------------------------------------------------------------
Cash and cash equivalents                 $  157,648       $  266,076      $    28,956       $   147,545        $  16,360
Short-term investments                       186,526           75,162           33,755                 -                -
Working capital                              421,052          463,315          142,309           167,918           34,226
Total assets                                 729,000          720,931          344,612           275,758           93,364
Long-term debt and capital lease
obligations, less current portion            294,417          295,963            8,203            12,587           12,524
Shareholders' equity                         389,685          376,498          303,153           230,906           66,763


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ALL STATEMENTS, TREND ANALYSIS AND OTHER INFORMATION CONTAINED IN THE FOLLOWING DISCUSSION RELATIVE TO MARKETS FOR OUR PRODUCTS AND TRENDS IN REVENUE, GROSS MARGINS AND ANTICIPATED EXPENSE LEVELS, AS WELL AS OTHER STATEMENTS INCLUDING WORDS SUCH AS "EXPECT," "ANTICIPATE," "INTEND," "PLAN," "BELIEVE" AND "ESTIMATE," AND VARIANTS OF SUCH WORDS AND SIMILAR EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS. OUR BUSINESS IS SUBJECT TO NUMEROUS RISKS AND
UNCERTAINTIES,   INCLUDING  PROBABLE  VARIABILITY  IN  OUR  QUARTERLY  OPERATING
RESULTS,  THE  RATE  OF  GROWTH  AND  DEVELOPMENT  OF  WIRELESS  MARKETS,  RISKS
ASSOCIATED WITH THE OPERATION OF OUR MOLECULAR BEAM EPITAXY AND WAFER FABRICATION FACILITIES, OUR ABILITY TO MANAGE RAPID GROWTH AND TO ATTRACT AND RETAIN SKILLED PERSONNEL, VARIABILITY IN PRODUCTION YIELDS, RAW MATERIAL AVAILABILITY, MANUFACTURING CAPACITY CONSTRAINTS, DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS, DEPENDENCE ON OUR GALLIUM ARSENIDE (GAAS) HETEROJUNCTION BIPOLAR TRANSISTOR (HBT) PRODUCTS AND DEPENDENCE ON THIRD PARTIES. THESE AND OTHER RISKS AND UNCERTAINTIES, WHICH ARE DESCRIBED IN MORE DETAIL IN THE SECTION ENTITLED "BUSINESS--ADDITIONAL FACTORS THAT MAY AFFECT FUTURE RESULTS" IN OUR MOST RECENT ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, COULD CAUSE THE ACTUAL RESULTS AND DEVELOPMENTS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS.

OVERVIEW

We design, develop, manufacture and market proprietary radio frequency integrated circuits (RFICs) for wireless communications products and applications. As such, we operate as a single business segment. Our products are included primarily in cellular and PCS (personal communications service) phones, base stations, wireless local area networks and cable television modems. We derive revenue from the sale of standard and custom-designed products and services. We offer a broad array of products including amplifiers, mixers, modulators/demodulators and single chip transmitters, receivers and transceivers that represent a substantial majority of the RFICs required in wireless subscriber equipment. We design products using multiple semiconductor process technologies: aluminum gallium arsenide (AlGaAs) (also referred to as gallium arsenide (GaAs)) heterojunction bipolar transistor (HBT), silicon bipolar transistor, silicon complementary metal-oxide-semiconductor (CMOS), silicon BiCMOS (integration of bi-polar transistors and CMOS), silicon germanium (SiGe) BiCMOS, and GaAs metal-semiconductor field-effect transistor (MESFET). We are also evaluating the development of integrated circuits utilizing indium gallium phosphide (InGaP) HBT, gallium nitride (GaN) and GaAs pseudomorphic high electron mobility transistor (pHEMT). Generally speaking, GaAs-based products offer better electrical performance while silicon-based products are less expensive. Original equipment manufacturers (OEMs) try to maximize tradeoffs between performance and cost. Sales of GaAs HBT products represented 93%, 92% and 89% of our total revenue in fiscal years 2002, 2001 and 2000, respectively. We expect to continue to rely heavily on sales of GaAs HBT products.


We entered into a license arrangement with TRW Inc. (TRW) in June 1996 whereby TRW granted us a worldwide, perpetual, royalty-free license for GaAs HBT commercial wireless applications in exchange for shares of our stock. We built a GaAs HBT wafer fabrication facility to address the various markets for this technology. Commercial production from this facility began in September 1998, before which time TRW manufactured all of our GaAs HBT products. We completed construction of a second wafer fabrication facility in December 2000, which was financed by means of a synthetic lease. However, due to slowing order activity, this facility was not placed into production in fiscal 2001. The second wafer fabrication facility qualified for production in the third quarter of fiscal 2002. Internally manufactured products accounted for 90%, 82% and 57% of our total revenue for fiscal years 2002, 2001 and 2000, respectively.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management believes the following critical accounting polices, among others, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements.


USE OF ESTIMATES

The  preparation  of  consolidated   financial  statements  in  conformity  with
accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We make estimates for the allowance for doubtful accounts, inventory reserves, warranty reserves, and other financial statement amounts. Actual results could differ from those estimates.


REVENUE RECOGNITION

Revenue from product sales is recognized when title to product is transferred. We also enter into engineering agreements with certain customers relating to the development of customer specific applications. Revenue is recognized for engineering contracts as it is earned.

Our products generally carry a one- or two-year warranty against defects depending on the specific type of product. We provide for estimated warranty costs in the period the related sales are made based on historical experience.


IMPAIRMENT OF LONG-LIVED ASSETS, INVESTMENTS, INTANGIBLE ASSETS AND GOODWILL

We review the carrying values of all long-lived assets, including goodwill and identifiable intangibles, whenever events or changes in circumstances indicate that such carrying values may not be recoverable, as required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) and Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121). As required by SFAS 142, we review goodwill and intangible assets with indefinite lives for impairment at least annually. Unforeseen events and changes in circumstances and market conditions and material differences in the value of intangible assets due to changes in estimates of future cash flows could negatively affect the fair value of our assets and result in an impairment charge. In connection with the November 1999 expansion of the related party technology license agreement with TRW, two warrants to purchase our common stock were granted to TRW. The value of the warrants increased the gross carrying amount of the technology license. One of the warrants was exercisable only if we achieved certain milestones. The required milestones were not met, and therefore the related party technology license carrying amount was reduced by the valuation of the forfeited warrant as of March 31, 2002. As required by SFAS 121, we reviewed long-lived assets based on changes in circumstances that indicate their carrying amounts may not be recoverable due to the extent and manner we use the assets. During fiscal 2002, we recognized an impairment charge totaling $6.8 million related to assets to be held and used, as well as to assets to be disposed of, which is presented on the consolidated statements of operations as "Impairment of long-lived assets."

We review our investments for impairment and make appropriate reductions in the carrying value when an other-than-temporary decline is evident in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of
Accounting for Investments in Common Stock" and Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments In Debt and Equity Securities" (SFAS 115). During fiscal 2002, we recorded a $3.6 million charge for the impairment of a $5.0 million investment in the equity of a privately held company. The impairment charge represented management's best estimate of an other-than-temporary decline in value.

INVENTORIES

Inventories are stated at the lower of cost or market determined using the average cost method. Our business is subject to the risk of technological and design changes. We evaluate inventory levels quarterly against sales forecasts on a part-by-part basis and evaluate our overall inventory risk. Reserves are adjusted to reflect inventory values in excess of forecasted sales as well as overall inventory risk assessed by management. In the event we sell inventory that had been covered by a specific inventory reserve, the sale is recorded at the actual selling price and the related cost of goods sold at the full inventory cost. Inventory deemed obsolete is required by our policy to be carried for a period not to exceed one year so that customers may be notified and find a suitable replacement. Once the one-year period is complete, the obsolete inventory will be disposed of and the inventory value and related reserve will be written off.

During fiscal 2002, our inventory reserves increased as customers shifted demand from microwave monolithic integrated circuits (MMICs) to more complex, highly integrated multi-chip module power amplifiers. Industry volatility and lower forecasts for handset sales during the first part of fiscal 2002 increased our overall inventory risk associated with predictability of future sales and management's reliance on sales forecasts. These factors resulted in a $15.3 million reserve adjustment in the first quarter. Of this reserve, 90% was attributable to standard products. In order to improve on inventory level issues, we have utilized a leading material requirement planning system that we purchased in 1999 and fully implemented in February 2001, implemented planning strategies for each product and maintained an inventory management team. During fiscal 2000 and the first two quarters of fiscal 2001 gross inventories grew consistent with sales. As sales began to decline in the last two quarters of fiscal 2001, inventory levels began to grow disproportionately with sales. Our response to industry trends and corresponding implementation of new production planning strategies did not impact gross inventory levels until the second quarter of fiscal 2002. During fiscal 2002, our gross inventories decreased $27.0 million, which we believe demonstrates the effectiveness of our focus on supply chain management through the implementation of new planning strategies and the inventory management team.


IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 supersedes SFAS 121 and establishes a single accounting model for long-lived assets to be disposed of by sale, and also resolves implementation issues related to SFAS 121. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. We will adopt SFAS 144 for fiscal 2003, which may result in additional disclosures. Adoption of SFAS 144 in fiscal 2003 is not expected to have a significant impact on our consolidated financial position, results of operations or cash flows.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141). SFAS 141 supersedes APB Opinion No. 16, "Business Combinations" and eliminates the pooling-of-interest method for business combinations. SFAS 141 is effective for all business combinations initiated after June 30, 2001. We adopted SFAS 141 in fiscal 2002, and recorded our October 2001 merger with RF Nitro Communications, Inc. (RF Nitro) and our December 2001 acquisition of the global positioning system (GPS) development operation of International Business Machines Corp. (IBM) in accordance with the new standard.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 supersedes APB Opinion No. 17 "Intangible Assets" and is intended to result in the provision of more meaningful information about intangible assets. In addition, SFAS 142 eliminates amortization of goodwill and instead requires that it be tested for impairment at least annually. SFAS 142 is effective for fiscal years beginning after December 15, 2001, except that goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization and amortization provisions. We adopted SFAS 142 in fiscal 2002 with respect to the intangibles and goodwill acquired in the RF Nitro merger and GPS acquisition, in accordance with the new standard. We will adopt SFAS 142 for fiscal 2003 with respect to existing intangibles, which may result in additional disclosures. Completion of the adoption of SFAS 142 in fiscal 2003 is not expected to have a significant impact on our consolidated financial position, results of operations or cash flows.

RESULTS OF OPERATIONS

The following table shows our consolidated statement of operations data expressed as a percentage of total revenue for the periods indicated:

                                       FOR THE FISCAL YEARS ENDED MARCH 31,
                                       ------------------------------------
                                           2002       2001       2000
                                           ----       ----       ----

   Total revenue                          100.0%     100.0%     100.0%

   Operating costs and expenses:
      Cost of goods sold                   67.4       54.2       52.9
      Research and development             20.2       18.0       11.5
      Marketing and selling                 7.9        8.5        7.0
      General and administrative            3.8        4.0        3.3
      Other operating expenses              3.8        1.4       --
      Impairment of long-lived assets       1.8       --         --
                                        ---------  ---------  ---------
   Total operating costs and expenses     104.9       86.1       74.7
                                        ---------  ---------  ---------
   (Loss) income from operations           (4.9)      13.9       25.3

   Interest expense                        (4.7)      (2.8)      (0.5)
   Interest income                          3.3        4.5        1.9
   Other expense, net                      (1.1)      --         (0.1)
                                        ---------  ---------  ---------
   (Loss) income before income taxes       (7.4)      15.6       26.6

   Income tax benefit (expense)             1.8       (5.2)      (9.3)
                                        ---------  ---------  ---------

   Net (loss) income                       (5.6)      10.4       17.3
                                        =========  =========  =========


REVENUE

FISCAL 2002
Revenue in fiscal 2002 was $369.3 million, an increase of 10% over revenue of $335.4 million in fiscal 2001 due primarily to the continued growth in our GaAs HBT revenue. GaAs HBT sales were $341.9 million, an increase of 10% over prior year's sales of $309.9 million attributable to increased expansion of our customer base as well as growth in sales to several prominent existing customers in the handset industry. Sales to Nokia Mobile Phones Ltd., our largest customer, represented 65% of total revenue in fiscal 2002, an increase from 53% in fiscal 2001. No other customer generated sales greater than 10% of total revenue in fiscal 2002. Our wireless local area network (WLAN) and Global System for Mobile Communications (GSM) revenue also increased in fiscal 2002 compared to fiscal 2001 by 30% and 35%, representing 1% and 39% of total revenue, respectively. WLAN revenue grew late in fiscal 2002 as our products transitioned from prototype sales to commercial sales for personal computer applications with contract manufacturers. GSM revenue increased as a result of our focused development of modules, which have been incorporated into new handsets.

Although we increased the number of units sold in fiscal 2002 by 15%, our average selling price declined approximately 20% for MMICs and 9% for multi-chip module power amplifiers compared to fiscal 2001. We continue to experience downward pressure on average selling prices of our products.

International shipments in fiscal 2002 were $262.3 million and accounted for 71% of total revenue, as compared to $174.4 million, or 52% of total revenue, in fiscal 2001. We believe international sales will either hold at current levels or grow as a percentage of overall revenue into the foreseeable future. Sales to customers located in South Korea totaled $82.8 million, or 22% of revenue, for fiscal 2002, compared to $44.2 million, or 13% of revenue, for fiscal 2001. Revenue derived from this market may continue to fluctuate, as the South Korean market remains unstable. Variations in revenue by geographic region year-over-year are also due in part to our largest customer shifting production to its Korean facility from facilities located in the United States.

We sell our products worldwide directly to customers as well as through a network of 15 domestic and 9 foreign sales representative firms. No sales representative firm accounted for more that 10% of total revenue in fiscal 2002.

FISCAL 2001

Revenue in fiscal 2001 was $335.4 million, an increase of 16% over revenue of $289.0 million in fiscal 2000 due primarily to the continued growth in our GaAs HBT product line. GaAs HBT sales were $309.9 million, an increase of 20% over prior year's sales of $257.8 million due to increased demand from the handset industry. This increased demand led to an expansion of our customer base as well as growth in sales to several prominent existing customers in the handset industry. Sales to Nokia represented 53% of total revenue in fiscal 2001, a decrease from 59% in fiscal 2000. While the absolute dollar amount of sales to Nokia increased in fiscal 2001 from fiscal 2000, as a percent of total revenue, Nokia sales decreased due to the expanded customer base. No other customer generated sales greater than 10% of total revenue in fiscal 2001.

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


GROSS PROFIT

FISCAL 2002
Gross profit margins in fiscal 2002 declined to 33% compared to 46% in fiscal 2001. The decrease was the result of increases in inventory reserves, continued declines in average selling prices, initial higher cost of goods sold associated with our module products and greater-than-normal yield losses associated with the ramp-up of new module products.

Our second wafer fabrication facility qualified for production in the third quarter of fiscal 2002. Accordingly, associated expenses transitioned from other operating expenses to cost of goods sold during that quarter.

We broke ground November 8, 2001 on a test and tape and reel facility in Beijing, China. Until this facility is qualified for production, we will expense start-up costs associated with this facility as other operating expenses.
However, once this facility is qualified for production, gross profit margins may be negatively affected by costs to ramp production at the new facility and by the effects of low capacity utilization. We expect this facility to be operational in the fall of 2002.

Our year-to-date gross profit reflects an abnormal decrease in the first quarter of fiscal 2002 resulting primarily from an increase in inventory reserves of $15.3 million combined with initial higher cost of goods sold associated with our module products and greater-than-normal yield losses associated with the steep ramp of the module business. As the year progressed, our margins improved due to improvements in production yields for new products, increased capacity utilization and cost reduction programs for module products. During the last three quarters of fiscal 2002, gross profit margins averaged 39%. To address the effect of downward pressure on average selling prices, we continue to focus on cost reduction and yield improvement initiatives. However, we cannot be sure these initiatives will mitigate the effect of price declines on our gross profit margins in fiscal 2003.


FISCAL 2001
Gross profit margins in fiscal 2001 declined slightly to 46% from 47% in fiscal 2000. This decrease was the result of lower average selling prices on our mature products and a change in the product mix to include the more complex and more costly modules. The ramp of our module business generated higher yield losses, which negatively affected gross profit margins in fiscal 2001.


RESEARCH AND DEVELOPMENT

FISCAL 2002
Research and development expenses in fiscal 2002 were $74.4 million, an increase of 23% over fiscal 2001 expense of $60.3 million. This increase was primarily attributable to increased headcount and related personnel expenses including salaries, benefits and equipment. Spending on development wafers, mask sets and prototyping also increased as a result of continued module development and associated work on cost reductions and yield improvement techniques. During fiscal 2002 we acquired RF Nitro, a privately held company with advanced materials and products in broadband wireless and wireline (fiber-optic) markets, as an investment in process technology. Additionally, we acquired IBM's GPS development operation, which provides us with advanced GPS technology and access to IBM's chipscale packaging technology. These acquisitions contributed to increased headcount, and also to amortization expense as a result of an acquired technology license and covenants not to compete from key employees.

We currently operate eight off-site RFIC design centers staffed by permanent employees in addition to our design engineering staff in Greensboro, North Carolina. Our off-site design centers are located in Scotts Valley, California; Cedar Rapids, Iowa; Boston, Massachusetts; Chandler, Arizona; Pandrup, Denmark; Calgary, Canada; Charlotte, North Carolina; and Irvine, California. The Calgary and Irvine design centers were the result of our acquisition of IBM's GPS operations. The merger with RF Nitro provided us with our Charlotte design center. Research and development employees totaled 429 at March 31, 2002 compared to 327 at March 31, 2001.

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


MARKETING AND SELLING

FISCAL 2002
Marketing and selling expenses in fiscal 2002 were $29.0 million, a 2% increase over expenses of $28.5 million in fiscal 2001. This increase was primarily the result of higher salaries, benefits and equipment as we conduct a greater portion of sales and marketing efforts in-house. The increase was partially offset by decreased commission expense resulting from lower commission rates and shifts in revenue from third party commission-based accounts to in-house accounts. We expect that marketing and selling expenses will continue to increase in absolute dollar amounts in future periods.

We sell our products worldwide directly to customers as well as through a network of domestic and foreign sales representative firms. During fiscal 2002, we had sales and customer support centers in Greensboro, North Carolina; San Diego, California; Reading, England; Oulu, Finland; Seoul, South Korea; and Taipei, Taiwan; and sales offices in Tokyo, Japan; Malmo, Sweden; and Munich, Germany. We also have an unmanned sales office in Copenhagen, Denmark available to our staff while traveling to customer locations. We expect to continue shifting a greater proportion of our sales and marketing efforts in-house, and that our reliance on independent sales representative firms will decline over time. This will contribute to increased marketing and selling expenses as we build our internal direct sales force. Marketing and selling employees totaled 157 at March 31, 2002 compared to 149 at March 31, 2001.

FISCAL 2001
Marketing and selling expenses in fiscal 2001 were $28.5 million, a 42% increase over expenses of $20.1 million in fiscal 2000. This increase was primarily the result of higher salaries, benefits and equipment. Additionally, commissions increased as a result of higher sales, and communications expense increased as a result of increased quantity and higher quality advertising and a greater presence at trade shows.


GENERAL AND ADMINISTRATIVE

FISCAL 2002
General and administrative expenses in fiscal 2002 were $14.2 million, a 5% increase compared to fiscal 2001 expenses of $13.5 million. This increase was attributable to increased salaries and benefits due to a higher headcount, and higher professional fees associated with the acquisitions of RF Nitro and IBM's GPS development operations. General and administrative employees totaled 90 at March 31, 2002 compared to 84 at March 31, 2001.

FISCAL 2001
General and administrative expenses in fiscal 2001 were $13.5 million, a 41% increase compared to fiscal 2000 expenses of $9.6 million. This increase was attributable to increased salaries and benefits due to a higher headcount, increased investor relations expenses due to higher circulation of our annual report and proxy materials, and higher professional fees associated with tax-related studies.


OTHER OPERATING EXPENSES

Other operating expenses were $14.1 million in fiscal 2002 compared to $4.6 million in fiscal 2001, a 206% increase. The increase was primarily attributable to the inclusion of start-up costs associated with our second wafer fabrication facility for three quarters in fiscal 2002 versus slightly more than one quarter in fiscal 2001. In addition, fiscal 2002 expense included costs associated with our test and tape and reel facility in Beijing, China. These costs have been expensed as incurred in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." The second wafer fabrication facility qualified for production in the third quarter of fiscal 2002. Accordingly, associated expenses transitioned from other operating expenses to cost of goods sold during that quarter. The operating costs of the Beijing facility will be included in cost of goods sold once the facility is qualified for production and economic value can be obtained. We expect to qualify this facility in the fall of 2002.


INTEREST EXPENSE

FISCAL 2002
Interest expense in fiscal 2002 was $17.2 million compared to $9.3 million in fiscal 2001. The $7.9 million increase was due to greater amounts of interest paid on our convertible subordinated notes issued in August 2000 and expenses associated with the interest rate swap that modifies the interest characteristics of our synthetic lease from a variable to a fixed rate basis.

FISCAL 2001
Interest  expense in fiscal  2001 was $9.3  million.  The  increase  over fiscal
2000's interest expense of $1.4 million was due to interest paid on the convertible subordinated notes.


INTEREST INCOME

FISCAL 2002
Interest income in fiscal 2002 was $12.2 million compared to $15.1 million in fiscal 2001. The decrease in interest income in fiscal 2002 was due to lower prevailing interest rates, driven by the Federal Reserve cuts to the federal funds rate. We expect interest income for fiscal 2003 to continue to decline due to the lower interest rate environment.

FISCAL 2001
Interest income was $15.1 million in fiscal 2001 compared to $5.4 million in fiscal 2000. This increase was due to higher cash, cash equivalents and investment balances as a result of our $300.0 million convertible subordinated debt offering in August 2000.

INCOME TAX EXPENSE

FISCAL 2002
The effective combined income tax rate for fiscal 2002 was 24.9% and resulted in an income tax benefit of $6.8 million. This rate is lower than the 33.2% effective rate and $17.4 million income tax provision in fiscal 2001 due primarily to the non-recognition of U.S. tax benefits on the domestic net operating losses.

FISCAL 2001
The effective combined income tax rate for fiscal 2001 was 33.2% and resulted in an income tax provision of $17.4 million. This rate is slightly lower than the 35.0% effective rate and $27.0 million income tax provision in fiscal 2000 due primarily to lower taxable income, higher research and development credits and the utilization of a foreign sales corporation.


LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations to date through sales of equity and debt securities, bank borrowings, capital equipment leases and revenue from product sales. Through public and Rule 144A securities offerings, we have raised approximately $462.0 million, net of offering expenses. As of March 31, 2002, we had working capital of approximately $421.1 million, including $157.6 million in cash and cash equivalents, compared to working capital at March 31, 2001 of $463.3 million, including $266.1 million in cash and cash equivalents.

Operating activities in fiscal 2002 provided cash of $69.1 million, compared to $56.4 million provided in fiscal 2001. This increase was primarily attributable to $27.0 million cash provided from changes in gross inventories, which resulted from an increased focus on supply chain management through implementation of new planning strategies and an inventory management team that has decreased the need to build inventory to meet delivery schedules. Adjustments to reconcile net
(loss) income for non-cash operating items increased cash provided from operating activities by $9.9 million year-over-year due to increases in depreciation, amortization, impairment of long-lived assets and tax benefits from exercise of employee stock options. This was partially offset by cash used in accounts receivable of $17.7 million in fiscal 2002 compared to cash provided of $21.2 million in fiscal 2001. This variation was primarily due to sales fluctuations.

Cash used in investing activities in fiscal 2002 was $183.6 million, compared to $123.7 million used in fiscal 2001. Uses of cash in fiscal 2002 included purchases of securities available for sale of $309.3 million, purchases of capital equipment and leasehold improvements of $51.9 million and purchases of businesses totaling $17.8 million. Proceeds from maturities of securities provided cash of $195.3 million, partially offsetting the cash used. The year-over-year increase is primarily attributable to the purchase of securities and the acquisitions of RF Nitro and IBM's GPS development operation.

In fiscal 2002, financing activities provided $6.1 million in cash, a decrease of $298.4 million over the $304.5 million of cash provided by financing activities in fiscal 2001. The net proceeds from the convertible debt offering in fiscal 2001 of $291.3 million represent the majority of the amount for that year.

COMMITMENTS

The  following  table  summarizes  our  contractual   payment   obligations  and
commitments (in thousands):

                                               PAYMENT OBLIGATIONS BY FISCAL YEAR ENDING MARCH 31,
                              ---------------------------------------------------------------------------------------
                                 2003         2004        2005         2006         2007     THEREAFTER      TOTAL
                              ---------------------------------------------------------------------------------------
Capital commitments               $16,326     $   -       $   -        $    -       $   -       $   -       $ 16,326
Capital leases                      3,454         158           8           -           -           -          3,620
Operating leases                   22,314      20,491      66,724        29,415       4,771      32,926      176,641
Convertible debt                   11,250      11,250      11,250       305,625         -           -        339,375
                              ---------------------------------------------------------------------------------------
Total                             $53,344     $31,899     $77,982      $335,040     $ 4,771     $32,926     $535,962
                              =======================================================================================

CAPITAL COMMITMENTS
At March 31, 2002, we had long-term capital commitments of approximately $16.3 million, consisting of approximately $1.6 million for the deployment of manufacturing equipment pursuant to a strategic alliance with Agere Systems Inc. (Agere), approximately $2.0 million for the expansion of our molecular beam epitaxy (MBE) facility, approximately $5.0 million for equipment for our second wafer fabrication facility, approximately $2.6 million for construction and equipment for our test and tape and reel facility in Beijing, China, approximately $1.5 million for GaN research and development process in Charlotte related to our RF Nitro purchase, approximately $1.5 million for test, tape and reel capacity, and the remainder for general corporate requirements. We entered into a strategic alliance with Agere in May 2001, pursuant to which we agreed to invest approximately $58.0 million over two years to upgrade manufacturing clean room space and purchase semiconductor manufacturing equipment to be deployed within Agere's Orlando, Florida manufacturing facility. So far, we have deployed $15.2 million of equipment under this arrangement. This alliance was designed to provide us a guaranteed source of supply and favorable pricing of silicon wafers. On January 23, 2002, Agere announced that it was seeking a buyer for its Orlando wafer fabrication operation. We are engaged in discussions with Agere regarding the terms of our alliance and the effect of this potential sale. We cannot predict the outcome of these discussions or what form the alliance will take in the future but currently do not believe that these developments will have a material adverse effect on our business, financial condition or results of operations. We broke ground November 8, 2001 on a test and tape and reel facility in Beijing, China, and expect to spend a total of approximately $10.8 million, of which we have already spent $1.9 million, to have this facility operational by the fall of 2002.

CAPITAL LEASES
We have 18 capital lease facilities with eight equipment financing companies under which we have financed the cost of capital equipment and leasehold improvements associated with our first wafer fabrication facility. We have financed an aggregate of $22.3 million of leased property under these facilities. Lease terms range from 12 months to 60 months with effective interest rates ranging from 6.0% to 24.1%. Total minimum future lease payments under these capital leases (excluding interest) as of March 31, 2002 were $3.5 million. In fiscal 2002, we recorded $3.6 million in lease amortization related to capital leases.

OPERATING LEASES
We lease our corporate, wafer fabrication and other facilities through several third party operating leases. At March 31, 2002, we had minimum future lease payments of approximately $84.3 million related to facility operating leases and approximately $6.6 million related to equipment operating leases. In fiscal 2002, we recorded $28.4 million in rent expense under operating leases.

During  fiscal  2001,  we  completed   the   sale-leaseback   of  our  corporate
headquarters building, generating $13.0 million in cash. The sale-leaseback is for a fifteen-year term with two ten-year options to renew.

SYNTHETIC LEASE (INCLUDED IN "OPERATING LEASES" IN THE ABOVE TABLE)
In August 1999, as modified effective December 1999 and August 2001, we entered into a $100.0 million synthetic lease with a financial institution. A synthetic lease is an asset-based financing structured to be treated as an operating lease for accounting purposes, but as a capital lease for tax purposes. Prior to December 31, 1999, the synthetic lease transaction was largely secured by cash collateral. The modification effective December 31, 1999 resulted in the release of the cash collateral and the synthetic lease is now secured by substantially all of our personal property assets. The modification in August 2001 resulted in the expansion of financial covenants, which require the maintenance of minimum levels of tangible net worth, liquidity and debt service coverage and prohibit the payment of dividends. As of March 31, 2002 and 2001, we were in compliance with the covenants contained in the synthetic lease as modified. The lease has a term expiring November 3, 2004. At the end of the term, the lease can be extended upon the agreement of the parties or we may buy out the lease. The interest rates or yield rates embedded in the lease (and used to calculate lease payments) are either:

o The "Eurodollar Rate" (described below) plus margins varying from 150 basis points to 325 basis points per annum (based on certain quarterly financial covenant testing and depending on whether the underlying source of funding is in the form of a promissory note or an equity certificate), or

o At our election and under certain other circumstances where funding based on the Eurodollar Rate is not available, the "ABR Rate" (described below) plus margins varying from 25 basis points to 200 basis points per annum (based on certain quarterly financial covenant testing and depending on whether the underlying source of funding is in the form of a promissory note or an equity certificate).

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

We have also provided for a contingent residual value guarantee in relation to the synthetic lease. This guarantee provides that in the event the assets are sold to a third party at the end of the lease term, we unconditionally promise to pay to the lessor the lesser of (1) the deficiency balance, which is equal to the excess, if any, of the cost of the assets over the aggregate sale price paid by the third party, or (2) the maximum residual guarantee amount, which is equal to 85% of the "Property Cost" (aggregate outstanding loans and holder advances) for all of the assets subject to the synthetic lease. Amortization equal to 1.7111% per month of the equipment portion of the synthetic lease reduces the asset cost and thus our contingent residual value guarantee.

We entered into an interest rate swap contract in fiscal 2001 which is used to effectively convert the $95.0 million notional amount of the variable rate synthetic lease to a fixed rate basis, thus reducing the impact of interest rate changes on future results of operations commencing April 2001 through November 2004.

This lease provided up to $100.0 million in financing for our second wafer fabrication facility, construction of which was completed in December 2000. The $100.0 million of financing funded approximately $56.9 million for the building and $42.9 million of equipment. At March 31, 2002, we had minimum future lease payments of approximately $61.7 million related to the facility and approximately $24.0 million related to the equipment.

CONVERTIBLE DEBT
During fiscal 2001, we completed the private placement of $300.0 million aggregate principle amount of 3.75% convertible subordinated notes due 2005, which included the exercise by the initial purchasers of the notes of their option to purchase an additional $50.0 million principal amount of the notes. The net proceeds from this offering were $291.3 million and are intended for general corporate purposes, including capital expenditures and working capital. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies if the opportunity arises. In fiscal 2002, we paid interest of $11.3 million.

EQUITY
During fiscal 2001, TRW exercised a warrant for the purchase of 0.5 million shares of common stock at an exercise price of $20.00 per share. The warrant was granted in November 1999 in connection with the expansion of license arrangements for use of TRW's GaAs HBT technology to manufacture products for commercial coaxial and other non-fiber wire applications. TRW held a second warrant for the purchase of up to 1.0 million shares of common stock at $20.00 per share that was exercisable only if we achieved certain annualized sales milestones by December 31, 2001. This warrant was forfeited since we did not reach the sales target. The unamortized intangible asset value and corresponding equity value as of December 31, 2001 was removed from our consolidated financial statements as of March 31, 2002.

FUTURE SOURCES OF FUNDING
Our future capital requirements may differ materially from those currently anticipated and will depend on many factors, including, but not limited to, market acceptance of our products, volume pricing concessions, capital improvements, technological advances and our relationships with suppliers and customers. We believe our cash requirements will be adequately met from normal operating results during fiscal 2003. A decrease in demand for our products, however, could result in operating cash flows being insufficient to meet our demands. If existing resources and cash from operations are not sufficient to meet our future requirements or if we perceive conditions to be favorable, we may seek additional debt or equity financing or additional credit facilities. We filed a $500.0 million shelf registration statement providing for the offering from time to time of debt securities, common stock, preferred stock, depositary shares, warrants and subscription rights with the Securities and Exchange Commission on April 4, 2002. We do not, however, currently have any plans to issue any securities under this registration statement. We cannot be sure that any additional equity or debt financing will not be dilutive to holders of our common stock. Further, we cannot be sure that additional equity or debt financing, if required, will be available on favorable terms.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our interest income and expense are sensitive to changes in the general level of interest rates. In this regard, changes in interest rates can affect the interest earned on our cash equivalents and investments. To mitigate the impact of fluctuations, we generally enter into fixed rate investing and borrowing arrangements. In addition, we continually monitor our exposure to changes in interest rates and credit ratings of issuers of our investments. Our capital lease obligations have fixed interest rates and the fair value of these instruments is affected by changes in market interest rates. As a result, we believe that the market risk arising from holdings of our financial instruments is not material.

We entered into an interest rate swap agreement to hedge the variable interest rate of our synthetic lease in June 2000. This hedge is an amortizing swap that is perfectly effective in offsetting changes in expected cash flows due to fluctuations in the variable interest rate over the term of the lease, since the notional amount reduction exactly matches the principal reduction in the synthetic lease transaction. This agreement involves the receipt of the variable rate amounts in exchange for a fixed rate interest payment over the life of the agreement without exchange of the underlying notional amounts. The differential in rates results in cash to be paid or received and is recognized as an adjustment to interest expense or income for the reporting period. The swap reduces the impact of interest rate changes on future results of operations commencing April 2001 through November 2004.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                           MARCH 31,
                                                                     2002             2001
                                                              ------------------------------------

ASSETS
Current assets:
   Cash and cash equivalents                                    $   157,648      $    266,076
   Short-term investments (NOTE 3)                                  186,526            75,162
   Accounts receivable, less allowance of $1,134
     and $951 as of March 31, 2002 and 2001, respectively            56,373            38,610
   Inventories (NOTE 4)                                              38,734            71,015
   Recoverable income taxes                                          10,786            28,477
   Current deferred tax asset (NOTE 11)                                   -             9,028
   Prepaid expenses                                                   2,594             1,638
   Other current assets                                               3,309             2,308
                                                              ------------------------------------
Total current assets                                                455,970           492,314

Property and equipment:
   Land                                                               1,452             1,452
   Machinery and equipment                                          185,281           154,291
   Leasehold improvements                                            67,908            52,887
   Furniture and fixtures                                             7,682             7,121
   Computer equipment and software                                   12,647            11,495
                                                              ------------------------------------
                                                                    274,970           227,246
   Less accumulated depreciation                                    (84,209)          (49,757)
                                                              ------------------------------------
                                                                    190,761           177,489
   Construction in progress                                          30,918            31,082
                                                              ------------------------------------
Total property and equipment, net                                   221,679           208,571

Goodwill (NOTE 7)                                                    34,525                 -
Related party technology license, net of accumulated
   amortization of $2,159 and $1,300 as of March 31, 2002 and
   2001, respectively (NOTES 2 & 18)                                  6,280            11,943
Other intangible assets (NOTE 2)                                      5,474             1,482
Long-term investments (NOTE 2 & 3)                                    2,797             5,508
Other non-current assets                                              2,275             1,113
                                                              ------------------------------------
Total assets                                                    $   729,000      $    720,931
                                                              ====================================


SEE ACCOMPANYING NOTES.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)



                                                                                   MARCH 31,
                                                                             2002             2001
                                                                     --------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
   Accounts payable                                                       $   16,909       $   14,613
   Accrued liabilities                                                        14,690            9,410
   Current obligations under capital leases (NOTE 8)                           3,319            4,976
                                                                     --------------------------------
Total current liabilities                                                     34,918           28,999

Long-term debt, net of amortized discount of $5,752 and $7,300 as of
March 31, 2002 and 2001, respectively (NOTE 9)                               294,248          292,700
Non-current deferred tax liability (NOTE 11)                                       -           19,471
Obligations under capital leases, less current portion (NOTE 8)                  169            3,263
Other long-term liabilities (NOTES 5 & 7)                                      9,980                -
                                                                     --------------------------------
Total liabilities                                                            339,315          344,433

Shareholders' equity:
   Preferred stock, no par value; 5,000 shares authorized; no shares
     issued and outstanding                                                        -                -
   Common stock, no par value; 500,000 shares authorized; 167,768 and
     163,710 shares issued and outstanding as of March 31, 2002 and
     2001, respectively                                                      279,924          246,930
   Additional paid-in capital                                                 64,665           53,196
   Deferred compensation                                                     (19,652)         (14,798)
   Accumulated other comprehensive loss, net of  tax
                                                                              (6,061)            (223)
   Retained earnings                                                          70,809           91,393
                                                                     --------------------------------
Total shareholders' equity                                                   389,685          376,498
                                                                     --------------------------------
Total liabilities and shareholders' equity                                $  729,000       $  720,931
                                                                     ================================


SEE ACCOMPANYING NOTES.


                                               RF MICRO DEVICES, INC. AND SUBSIDIARIES

                                                CONSOLIDATED STATEMENTS OF OPERATIONS

                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                                YEAR ENDED MARCH 31,
                                                                       2002              2001             2000
                                                           ------------------------------------------------------

Revenue:
   Product sales                                                   $ 367,387         $ 333,203         $ 288,085
   Engineering revenue                                                 1,921             2,161               875
                                                           ------------------------------------------------------
Total revenue                                                        369,308           335,364           288,960

Costs and expenses:
   Cost of goods sold                                                248,965           181,801           152,746
   Research and development                                           74,445            60,340            33,338
   Marketing and selling                                              28,993            28,450            20,109
   General and administrative                                         14,224            13,495             9,573
   Other operating expenses (NOTE 10)                                 14,085             4,607              --
   Impairment of long-lived assets (NOTE 6)                            6,801              --                --
                                                           ------------------------------------------------------
Total costs and expenses                                             387,513           288,693           215,766
                                                           ------------------------------------------------------
(Loss) income from operations                                        (18,205)           46,671            73,194

Interest expense                                                     (17,195)           (9,346)           (1,400)
Interest income                                                       12,166            15,065             5,448
Other (expense) income, net                                           (4,179)               19              (174)
                                                           ------------------------------------------------------
(Loss) income before income taxes                                    (27,413)           52,409            77,068

Income tax (benefit) expense                                          (6,829)           17,435            26,974
                                                           ------------------------------------------------------
Net (loss) income                                                  $ (20,584)        $  34,974         $  50,094
                                                           ======================================================
Net (loss) income per share:
   Basic                                                           $   (0.12)        $    0.22         $    0.32
                                                           ======================================================
   Diluted                                                         $   (0.12)        $    0.20         $    0.29
                                                           ======================================================

Shares used in per share calculation:
   Basic                                                             165,827           161,820           158,728
                                                           ======================================================
   Diluted                                                           165,827           173,216           171,668
                                                           ======================================================


SEE ACCOMPANYING NOTES


                                               RF MICRO DEVICES, INC. AND SUBSIDIARIES
                                           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                                           (IN THOUSANDS)




                                                                                                ACCUMULATED
                                                 COMMON STOCK         ADDITIONAL                   OTHER
                                             --------------------      PAID-IN     DEFERRED    COMPREHENSIVE  RETAINED
                                                SHARES     AMOUNT      CAPITAL   COMPENSATION  (LOSS) INCOME  EARNINGS       TOTAL
                                             ---------------------------------------------------------------------------------------
Balance, March 31, 1999                         157,508    $224,746    $   --       $   (165)    $  --       $  6,325     $ 230,906
   Issuance of warrants for related party
     technology license                            --          --        10,041         --          --           --          10,041
   Issuance of restricted stock awards             --          --         8,775       (8,775)       --           --            --
   Exercise of stock options                      2,606       3,221        --           --          --           --           3,221
   Issuance of common stock in connection
     with Employee Stock Purchase Plan               95       1,308        --           --          --           --           1,308
   Tax benefit from the exercise of stock
     options                                       --          --         7,203         --          --           --           7,203
   Amortization of deferred compensation           --          --          --            380        --           --             380
   Net income                                      --          --          --           --          --         50,094        50,094
                                             ---------------------------------------------------------------------------------------
Balance, March 31, 2000                         160,209    $229,275    $ 26,019     $ (8,560)    $  --       $ 56,419     $ 303,153
   Comprehensive income:
        Net income                                 --          --          --           --          --         34,974        34,974
        Unrealized loss on marketable
               securities, net of tax              --          --          --           --          (223)        --            (223)
                                             ---------------------------------------------------------------------------------------
       Total comprehensive income                  --          --          --           --          (223)      34,974        34,751
                                             ---------------------------------------------------------------------------------------
   Exercise of warrants for related party
     technology license                             500      10,001        --           --          --           --          10,001
   Issuance of restricted stock awards             --          --         7,946       (7,946)       --           --            --
   Exercise of stock options                      2,822       5,028        --           --          --           --           5,028
   Issuance of common stock in connection
     with Employee Stock Purchase Plan              179       2,626        --           --          --           --           2,626
   Tax benefit from the exercise of stock
     options                                       --          --        19,231         --          --           --          19,231
   Amortization of deferred compensation           --          --          --          1,708        --           --           1,708
                                             ---------------------------------------------------------------------------------------
Balance, March 31, 2001                         163,710    $246,930    $ 53,196     $(14,798)    $  (223)    $ 91,393     $ 376,498
   Comprehensive loss:
        Net loss                                   --          --          --           --          --        (20,584)      (20,584)
        Unrealized loss on marketable
              securities, net of tax               --          --          --           --           (48)        --             (48)
        Reclassification adjustment
              for realized gains, net of tax       --          --          --           --           312         --             312
        Unrealized loss on cash flow
              hedge, net of tax                    --          --          --           --        (6,003)        --          (6,003)
        Foreign currency translation
              adjustment                           --          --          --           --           (99)        --             (99)
                                             ---------------------------------------------------------------------------------------
        Total comprehensive loss                   --          --          --           --        (5,838)     (20,584)      (26,422)
                                             ---------------------------------------------------------------------------------------
   Expiration of warrants for related
     party technology license                      --          --        (4,803)        --          --           --          (4,803)
   Issuance of restricted stock awards             --          --         7,332       (7,332)       --           --            --
   Exercise of stock options                      2,630       7,875        --           --          --           --           7,875
   Issuance of common stock in connection with
     Employee Stock Purchase Plan                   269       3,157        --           --          --           --           3,157
   Issuance of common stock in connection with
     RF Nitro merger                              1,159      21,962         562         (410)       --           --          22,114
   Tax benefit from the exercise of stock
     options                                       --          --         8,378         --          --           --           8,378
   Amortization of deferred compensation           --          --          --          2,888        --           --           2,888
                                             ---------------------------------------------------------------------------------------
Balance, March 31, 2002                         167,768    $279,924    $ 64,665     $(19,652)    $(6,061)    $ 70,809     $ 389,685
                                             =======================================================================================

SEE ACCOMPANYING NOTES.



                                               RF MICRO DEVICES, INC. AND SUBSIDIARIES
                                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                           (IN THOUSANDS)

                                                                                           YEAR ENDED MARCH 31,

                                                                                     2002          2001        2000
                                                                                  -----------------------------------
OPERATING ACTIVITIES:
Net (loss) income                                                                 $ (20,584)   $  34,974    $  50,094
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
     Depreciation                                                                    34,989       29,289       15,082
     Amortization                                                                     3,883          713           53
     Impairment of long-lived assets                                                  6,801         --           --
     Loss on disposal of building and equipment                                         125          114         --
     Loss from other-than-temporary decline of long-term investment                   3,984         --           --
     Amortization of related party TRW technology license                               859          962          214
     Tax benefit from exercise of employee stock options                              8,378       19,231        7,203
     Amortization of deferred compensation                                            2,888        1,708          380
     Changes in operating assets and liabilities:
       Accounts receivable                                                          (17,705)      21,175      (37,466)
       Inventories                                                                   32,736      (32,626)     (11,054)
       Deferred tax asset                                                             9,028       (3,257)      (3,785)
       Prepaid expenses and other current and non-current assets                     (3,093)      (1,698)        (760)
       Accounts payable                                                               1,456         (706)      (3,791)
       Accrued liabilities                                                            4,728          273        2,136
       Income taxes payable/recoverable income taxes                                 17,691      (27,681)      (3,650)
       Non-current deferred tax liability                                           (19,471)      13,889        5,251
       Other long-term liabilities                                                    2,377         --           --
                                                                                  -----------------------------------
Net cash provided by operating activities                                            69,070       56,360       19,907

INVESTING ACTIVITIES:
Purchase of held-to-maturity securities                                                --       (108,764)     (47,069)
Proceeds from maturities of held-to-maturity securitites                             17,950       66,875       13,314
Purchase of available-for-sale securities                                          (309,292)        --           --
Proceeds from available-for-sale securities                                         177,343         --           --
Purchase of other investments                                                          --         (5,000)        --
Purchase of businesses, net of cash acquired                                        (17,838)        --           --
Purchase of property and equipment                                                  (51,927)     (89,742)    (107,495)
Proceeds from sale of property and equipment                                            256       13,022         --
Purchase of technology licenses                                                        (130)        (135)      (1,500)
                                                                                  -----------------------------------
Net cash used in investing activities                                              (183,638)    (123,744)    (142,750)

FINANCING ACTIVITIES:
Proceeds from convertible debt offering, net of debt issuance costs of
   $442 and discount of $8,250                                                         --        291,308         --
Proceeds from exercise of stock options, warrants and employee stock purchases       11,032       17,655        4,529
Repayment of capital lease obligations                                               (4,892)      (4,459)      (4,135)
Decrease in cash restricted for capital additions                                      --           --          3,860
                                                                                  -----------------------------------
Net cash provided by financing activities                                             6,140      304,504        4,254

Net  (decrease) increase in cash and cash equivalents                              (108,428)     237,120     (118,589)
Cash and cash equivalents at beginning of year                                      266,076       28,956      147,545
                                                                                  -----------------------------------
Cash and cash equivalents at end of year                                          $ 157,648    $ 266,076    $  28,956
                                                                                  ===================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest                                            $  15,851    $   6,734    $   1,400
                                                                                  ===================================
Cash paid during the year for income taxes                                        $      30    $  16,371    $  21,953
                                                                                  ===================================

NON-CASH INVESTING AND FINANCING ACTIVITIES
Issuance of stock warrant for technology license                                  $    --      $    --      $  10,041
Expiration of stock warrant for technology license                                $   4,803    $    --      $    --
Issuance of restricted stock as deferred compensation                             $   7,332    $   7,946    $   8,775
Other comprehensive (loss) income                                                 $  (5,838)   $    (223)   $    --

SEE ACCOMPANYING NOTES

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2002


1.       COMPANY INFORMATION

RF Micro Devices, Inc. (the Company) designs, develops, manufactures and markets proprietary radio frequency integrated circuits (RFICs) for wireless communications products and applications. As such, the Company operates as a single business segment. The Company's products are primarily included in cellular and personal communications service (PCS) phones, base stations, wireless local area networks (WLAN) and cable television modems. The Company derives revenue from the sale of standard and custom-designed products and services. The Company offers a broad array of products -- including amplifiers, mixers, modulators/demodulators and single chip transmitters, receivers and transceivers -- that represent a substantial majority of the RFICs required in wireless subscriber equipment. These RFICs perform the transmit and receive functions that are critical to the performance of wireless and PCS phones.

The Company addresses the various wireless markets by a product delivery strategy called OPTIMUM TECHNOLOGY MATCHING(R). This product delivery strategy utilizes multiple distinct semiconductor process technologies: aluminum gallium arsenide (AlGaAs) (also referred to as gallium arsenide (GaAs)), heterojunction bipolar transistor (HBT), silicon bipolar transistor, silicon complementary metal-oxide-semiconductor (CMOS), silicon BiCMOS (integration of bi-polar transistors and CMOS), silicon germanium (SiGe) BiCMOS, and GaAs metal-semiconductor field-effect transistor (MESFET). The Company is also evaluating the development of integrated circuits utilizing indium gallium phosphide (InGaP) HBT, gallium nitride (GaN) and GaAs pseudomorphic high
electron   mobility   transistor   (pHEMT).   The  approach  to  using  multiple
semiconductor process technologies allows the Company to offer customers products that fulfill their performance, cost and time-to-market requirements.

The Company and TRW Inc. (TRW) entered into a license arrangement in 1996 whereby TRW granted the Company a worldwide, perpetual, royalty-free license for GaAs HBT commercial wireless applications in exchange for shares of the Company's stock. The Company built a GaAs HBT wafer fabrication facility to address the various markets for this technology. Commercial production from this facility began in September 1998, prior to which time TRW manufactured all of the Company's GaAs HBT products. The Company completed construction of a second wafer fabrication facility in December 2000, which it financed by means of a synthetic lease. However, due to slowing order activity, this facility was not placed into production in fiscal 2001. The new wafer fabrication facility qualified for production in the third quarter of fiscal 2002. GaAs HBT products manufactured internally under this license at the Company's fabrication facilities accounted for 90%, 82% and 57% of the total revenue for fiscal years 2002, 2001 and 2000, respectively.

In August 2000, the Company completed the private placement of $300.0 million aggregate principal amount of 3.75% convertible subordinated notes due 2005, resulting in net proceeds to the Company of approximately $291.3 million. The notes are convertible into a total of approximately 6.7 million shares of common stock at a conversion price of $45.085 per share. The closing price of the Company's stock on the date it committed to sell the notes, August 7, 2000, was $35.50.

In October 2001, the Company merged with RF Nitro Communications, Inc. (RF Nitro), a privately held company with advanced materials and products in broadband wireless and wireline (fiber-optic) markets. As a result of the $25.1 million acquisition, the Company gained access to advanced compound semiconductor processes, such as GaN, as well as additional resources to conduct advanced research on this and other technologies. In addition, RF Nitro sold InGaP transistors and amplifiers, which is expected to accelerate the Company's initiatives to introduce InGaP for certain wireless applications.

In December 2001, the Company acquired the global positioning system (GPS) development operation of International Business Machine Corp. (IBM) for $15
million  in cash.  The  acquisition  provides  the  Company  with  advanced  GPS technology and access to IBM's chipscale packaging technology. The GPS development operation was the first to introduce GPS solutions using SiGe, which reduces size, power consumption and noise figure, and enables higher levels of integration.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

ACCOUNTING PERIODS

The Company uses a 52 or 53-week fiscal year ending on the Saturday closest to March 31 of each year. The most recent three fiscal years ended on March 30, 2002, March 31, 2001 and March 25, 2000. Fiscal 2001 was a 53-week year and the fiscal years 2002 and 2000 were 52-week years. For purposes of financial statement presentation, each fiscal year is described as having ended on March 31.

STOCK SPLITS

The Company has effected the following two-for-one stock splits, each in the form of a 100% share dividend: on March 31, 1999, payable to shareholders of record on March 17, 1999; on August 18, 1999, payable to shareholders of record on August 2, 1999; and on August 25, 2000, payable to shareholders of record on August 8, 2000. All (loss) earnings per share, share count and share price information has been restated retroactively to reflect the impact of these stock splits.

RECLASSIFICATIONS

Certain amounts in the March 31, 2001 and 2000 consolidated financial statements have been reclassified to conform to the March 31, 2002 presentation. These reclassifications had no effect on net (loss) income or shareholders' equity as previously reported.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and other accrued liabilities approximate fair values as of March 31, 2002 and 2001. The Company's convertible subordinated notes had a fair value of $255.2 million and $191.3 million as of March 31, 2002 and March 31, 2001, respectively, on the Private Offerings, Resale and Trading through Automated Linkages (PORTAL) Market compared to the carrying amounts of $294.3 million and $292.7 million, respectively.

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

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS (CONTINUED)

INVESTMENTS

SHORT-TERM:
Investments are accounted for in accordance with Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments In Debt and Equity Securities." Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold to maturity; securities are classified as trading securities when the Company buys and holds principally for the purpose of selling in the near term; and all other securities are classified as available-for-sale. The Company currently does not hold any trading securities.

Investments available-for-sale at March 31, 2002 consisted of corporate debt securities, U.S. government/agency securities, municipal securities and a foreign government security. All securities except one corporate debt security, with a face value of $1.0 million, had original maturities of less than one year when purchased. Investments available-for-sale at March 31, 2001 consisted of a marketable equity security, corporate debt securities and U.S. agency securities. Available-for-sale securities are carried at fair value as determined by quoted market prices, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity in accordance with SFAS 115. The cost of securities sold is based on the specific identification method and any realized gain or loss is included in other (expense) income. The amortized cost of debt securities is adjusted for amortization of premium and accretion of discounts and is included as a portion of interest.

There were no investments classified as held-to-maturity at March 31, 2002. Investments held-to-maturity at March 31, 2001 consisted of U.S. agency medium term notes and had original maturities of less than one year when purchased. Management determines the appropriate classification of securities at the time of purchase and reevaluates such designation as of each balance sheet date. Held-to-maturity securities were stated at amortized cost, adjusted for amortization of premiums and accumulation of discounts to maturity, and such amortization was included in interest income from investments in accordance with SFAS 115.

LONG-TERM:
The Company has an investment in the equity of a privately held company, originally valued at $5.0 million. The investment represents less than 5% ownership, and the Company does not have the ability to exercise significant influence in the management of the investee company. This investment was carried at its original cost and accounted for using the cost method of accounting for investments in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock." The Company monitors this investment for impairment and recognizes other-than-temporary declines in value if the market value is estimated to be below its cost basis for an extended period or the issuer has experienced significant financial difficulties. During fiscal 2002, the Company recorded a $3.6 million charge for the impairment of this investment, which represents management's best estimate of an other-than-temporary decline in value. The charge was included in other (expense) income, net.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS (CONTINUED)

INVENTORIES

Inventories are stated at the lower of cost or market determined using the average cost method. The Company's business is subject to the risk of technological and design changes. The Company evaluates inventory levels quarterly against sales forecasts on a part-by-part basis and evaluates its overall inventory risk. Reserves are adjusted to reflect inventory values in excess of forecasted sales as well as overall inventory risk assessed by management. In the event the Company sells inventory that had been covered by a specific inventory reserve, the sale is recorded at the actual selling price and the related cost of goods sold at the full inventory cost. Inventory deemed obsolete is required by Company policy to be carried for a period not to exceed one year so that customers may be notified and find a suitable replacement. Once the one-year period is complete, the inventory will be disposed of and the inventory value and related reserve will be written off by the Company.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 20 years. The Company's capital leases are amortized over the lesser of the asset life or lease term and included in depreciation.

INTANGIBLES

Intangibles consist primarily of technology licenses and assets resulting from business acquisitions. License costs are amortized on a straight-line basis over the lesser of the estimated useful life of the technology or the term of the license agreemnt, ranging from 5 to 20 years. Acquired product technology and other intangible asset costs are also amortized on a straight-line basis over the estimated useful life, ranging from 2 to 5 years. Acquired product technology, non-related party technology licenses and other intangible asset costs are included in other non-current assets on the accompanying balance sheets. The following summarizes certain information regarding gross carrying amounts and amortization of costs of intangibles (in thousands):

                                                        MARCH 31, 2002                       MARCH 31, 2001
                                                --------------------------------    ---------------------------------
                                                  GROSS                                GROSS
                                                 CARRYING         ACCUMULATED         CARRYING         ACCUMULATED
                                                  AMOUNT         AMORTIZATION          AMOUNT         AMORTIZATION
                                                ------------    ----------------    -------------    ----------------
Intangible Assets:
  Related party technology license               $   8,440          $  2,159         $  13,243             $  1,300
  Other technology licenses                          3,540               344             1,635                  154
  Acquired product technology and other              2,680               403               -                     -
---------------------------------------------------------------------------------------------------------------------
      Total                                      $  14,660          $  2,906         $  14,878             $  1,454
=====================================================================================================================

Intangible amortization expense was $1.5 million in fiscal 2002 and $1.1 million in fiscal 2001. The following table provides the Company's estimated future amortization expense based on current amortization periods for the periods indicated (in thousands):

                               ESTIMATED
YEAR ENDING MARCH 31,     AMORTIZATION EXPENSE
---------------------    ---------------------
 2003                    $         1,808
 2004                              1,474
 2005                              1,013
 2006                              1,013
 2007                                886

The Company assesses the recoverability of its intangibles and other assets by determining its ability to generate future cash flows sufficient to recover the unamortized balances over the remaining useful lives. Intangibles and other assets determined to be unrecoverable based on future cash flows would be written off in the period in which the determination was made.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS (CONTINUED)

INTANGIBLES (CONTINUED)

The Company granted two warrants to TRW in connection with the November 1999 expansion of the related party technology license agreement with TRW. The value of the warrants increased the gross carrying amount of the technology license. One of the warrants was exercisable only if the Company achieved certain milestones by December 31, 2001. The required milestones were not met, and therefore the related party technology license carrying amount has been reduced by the value of the forfeited warrant. (NOTE 18)

REVENUE RECOGNITION

Revenue from product sales is recognized when title to product is transferred. The Company also enters into engineering agreements with certain customers relating to the development of customer specific applications. Revenue is recognized for engineering contracts as it is earned.

The Company's products generally carry a one- or two-year warranty against defects depending on the specific type of product. The Company provides for estimated warranty costs in the period the related sales are made based on historical experience.

SHIPPING AND HANDLING COST

The Company recognizes amounts billed to a customer in a sale transaction related to shipping and handling as revenue. The costs incurred by the Company for shipping and handling is classified as cost of goods sold.

RESEARCH AND DEVELOPMENT

The Company charges all research and development costs to expense as incurred.

ADVERTISING COSTS

The Company expenses advertising costs as incurred. The Company recognized advertising expense of $1.0 million, $1.0 million and $0.7 million for the fiscal years ended March 31, 2002, 2001 and 2000, respectively.

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

STOCK-BASED COMPENSATION

The Company accounts for employee stock options and employee restricted stock in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, no compensation expense is recognized for stock options or restricted stock issued to employees with exercise prices or share prices at or above quoted market value. For stock options or restricted shares granted at exercise prices below quoted market value, the Company records deferred compensation expense for the difference between the price of the shares and the market value. Deferred compensation expense is amortized ratably over the vesting period of the related options or shares of restricted stock.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS (CONTINUED)

STOCK-BASED COMPENSATION (CONTINUED)

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) provides an alternative to APB 25 in accounting for stock-based compensation issued to employees. SFAS 123 provides for a fair value based method of accounting for employee stock options and similar equity instruments. However, companies that continue to account for stock-based compensation arrangements under APB 25 are required by SFAS 123 to disclose the pro forma effect on net (loss) income and net (loss) income per share as if the fair value based method prescribed by SFAS 123 had been applied. The Company has continued to account for stock-based compensation using the provisions of APB 25 and presents the pro forma disclosure requirements of SFAS 123 (NOTE 11).

SALES AND ACCOUNTS RECEIVABLE

The Company operates as a single business segment engaged in the design and sale of integrated circuits. Revenues from significant customers, those representing 10% or more of total sales for the respective periods, are summarized as follows:

                                   YEAR ENDED MARCH 31,
                        2002             2001               2000
                   ------------------------------------------------

     Customer 1           65%             53%                59%

Additionally, 56%, 40% and 57% of the Company's accounts receivable were due from this customer at March 31, 2002, 2001 and 2000, respectively. The Company's accounts receivable at March 31, 2001 included a balance from a second customer of 13%. At March 31, 2002 and March 31, 2000 the Company's accounts receivable did not include any balances from other customers greater than 10% of the accounts receivable balance.

The Company's principal financial instrument subject to potential concentration of credit risk is accounts receivable, which is unsecured. The Company provides an allowance for doubtful accounts equal to estimated losses expected to be incurred in the collection of accounts receivable.

COMMITMENTS AND CONTINGENCIES

STRATEGIC ALLIANCE WITH AGERE
The Company entered into a strategic alliance with Agere Systems Inc. (Agere) in May 2001, pursuant to which it agreed to invest approximately $58.0 million over two years to upgrade manufacturing clean room space and purchase semiconductor manufacturing equipment to be deployed within Agere's Orlando, Florida manufacturing facility, of which $15.2 million had been spent as of March 31, 2002. The alliance was designed to provide the Company a guaranteed source of supply and favorable pricing of silicon wafers. On January 23, 2002, Agere announced that it was seeking a buyer for its Orlando wafer fabrication operation. The Company and Agere are engaged in discussions regarding the terms of their alliance and the effect of this potential sale. Management currently cannot predict the outcome of these discussions or what form the alliance will take in the future, but currently does not believe that these developments will have a material adverse effect on the Company's business, financial condition or results of operations.

CHINA TEST AND TAPE AND REEL FACILITY
On November 8, 2001 the Company broke ground on a test and tape and reel facility in Beijing, China. The Company expects to spend approximately $10.8 million to have this facility operational by the fall of 2002, of which $1.9 million had been spent as of March 31, 2002.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS (CONTINUED)

COMMITMENTS (CONTINUED)

SYNTHETIC LEASE
In August 1999, as modified effective December 1999 and August 2001, the Company entered into a $100.0 million synthetic lease with a financial institution. A synthetic lease is an asset-based financing structured to be treated as an operating lease for accounting purposes, but as a capital lease for tax purposes. Expanded commitment information regarding capital, operating and synthetic leases is located in NOTE 8.

LEGAL
The Company is involved in various legal proceedings and claims that have arisen in the ordinary course of its business that have not been fully adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the financial position or results of operations of the Company.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 supersedes SFAS 121 and establishes a single accounting model for long-lived assets to be disposed of by sale, and also resolves implementation issues related to SFAS 121. SFAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company will adopt SFAS 144 for fiscal 2003, which may result in additional disclosures. Adoption of SFAS 144 in fiscal 2003 is not expected to have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141). SFAS 141 supersedes APB Opinion No. 16, "Business Combinations" and eliminates the pooling-of-interest method for business combinations. SFAS 141 is effective for all business combinations initiated after June 30, 2001. The Company adopted SFAS 141 in fiscal 2002, and recorded the RF Nitro merger and GPS acquisition in accordance with the new standard.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 supersedes APB Opinion No. 17, "Intangible Assets" and is intended to result in the provision of more meaningful information about intangible assets. In addition, SFAS 142 eliminates amortization of goodwill and instead requires that it be tested for impairment at least annually. SFAS 142 is effective for fiscal years beginning after December 15, 2001, except that goodwill and intangible assets acquired after June 30, 2001 are subject immediately to the non-amortization and amortization provisions. The Company adopted SFAS 142 in fiscal 2002 with respect to the intangibles and goodwill acquired in the RF Nitro merger and GPS acquisition, in accordance with the new standard. The Company will adopt SFAS 142 for fiscal 2003 with respect to existing intangibles, which may result in additional disclosures. Completion of the adoption of SFAS 142 in fiscal 2003 is not expected to have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

3.       INVESTMENTS

The following is a summary of available-for-sale and held-to-maturity securities at March 31, 2002 and March 31, 2001 (in thousands):

                                                                        AVAILABLE-FOR-SALE SECURITIES
                                                ------------------------------------------------------------------------------
                                                                             GROSS               GROSS
                                                                          UNREALIZED          UNREALIZED          ESTIMATED
                                                         COST                GAINS              LOSSES            FAIR VALUE
                                                     --------------      --------------      --------------      -------------
MARCH 31,  2002
U.S. government / agency securities                     $   74,888             $    77            $   (57)        $    74,908
Corporate debt securities                                   99,983                  97                (39)            100,041
Equity securities                                              617                   -               (183)                434
Municipal debt securities                                   10,035                   -                 (1)             10,034
Foreign debt securities                                      2,537                  11                   -              2,548
                                                ------------------------------------------------------------------------------
                                                        $  188,060             $   185            $   (280)       $   187,965
                                                ==============================================================================

MARCH 31, 2001
U.S agency medium term notes                            $   43,752             $    99            $     -         $    43,851
Corporate debt securities                                   13,403                   -                 (4)             13,399
Equity securities                                              960                   -               (452)                508
                                                ------------------------------------------------------------------------------
                                                        $   58,115             $    99            $  (456)        $    57,758
                                                ==============================================================================

The Company had no held-to-maturity securities at March 31, 2002.

                                                                         HELD-TO-MATURITY SECURITIES
                                                ------------------------------------------------------------------------------
                                                                              GROSS               GROSS
                                                        AMORTIZED           UNREALIZED          UNREALIZED         ESTIMATED
                                                          COST                GAINS               LOSSES          FAIR VALUE
                                                     --------------      --------------      --------------      -------------
MARCH 31,  2001
U.S. agency medium term notes                           $   17,912             $    82            $     -         $    17,994


The estimated fair value of held-to-maturity and available-for-sale securities was based on the prevailing market values on March 31, 2002 and March 31, 2001.

In addition to the available-for-sale securities above, the Company has an investment in the equity of a privately held company with a fair market value at March 31, 2002 of $1.4 million.

Debt securities held at March 31, 2002 included a $1.0 million corporate debt security with an estimated fair value of $1.0 million and a contractual maturity greater than one year at the time of purchase. The remaining debt securities held at March 31, 2002 were due within one year. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES


4.       INVENTORIES

The components of inventories are as follows (in thousands):

                                              MARCH 31,
                                       2002             2001
                               ----------------------------------

Raw materials                      $  16,263        $  25,641
Work in process                       26,136           26,686
Finished goods                        21,528           38,571
                               ----------------------------------
                                      63,927           90,898
Inventory reserves                   (25,193)         (19,883)
                               ----------------------------------
Total inventories                  $  38,734        $  71,015
                               ==================================

During the quarter ended June 30, 2001, inventory reserves increased primarily due to customer demand shift from microwave monolithic integrated circuits (MMICs) to more complex, highly integrated multi-chip module power amplifiers. Industry volatility and lower forecasts for handset sales during the first part of fiscal 2002 increased the Company's overall inventory risk associated with predictability of future sales and management's reliance on sales forecasts. An inventory reserve adjustment of $15.3 million was recorded as an addition to cost of goods sold based on management's best estimate of inventory risk. Of this reserve, 90% was attributable to standard products. The net loss for the twelve-month period ended March 31, 2002 prior to this change in estimate would have been $9.1 million including a tax benefit of $3.0 million. The net loss per basic and diluted share for the year ended March 31, 2002 would have been ($0.05).

During fiscal year 2000 and the first two quarters of fiscal 2001 gross inventories grew consistent with sales. As sales began to decline in the last two quarters of fiscal 2001, inventory levels began to grow disproportionately with sales. The Company's response to industry trends and corresponding implementation of new production planning strategies did not impact gross inventory levels until the second quarter of fiscal 2002. The Company has utilized a leading material requirement planning system that it purchased in 1999 and fully implemented in February 2001, implemented planning strategies for each product and maintains an inventory management team. During fiscal 2002, the Company's gross inventories decreased $27.0 million, which management believes demonstrates the effectiveness of the Company's focus on supply chain management through the implementation of new planning strategies and the inventory management team.

In the event the Company sells inventory that had been covered by a specific inventory reserve, the sale is recorded at the actual selling price and the related cost of goods sold at the full inventory cost. The Company evaluates inventory levels quarterly against sales forecasts on a part-by-part basis and evaluates its overall inventory risk. Reserves are adjusted to reflect inventory values in excess of forecasted sales as well as overall inventory risk assessed by management. Inventory deemed obsolete is required by Company policy to be carried for a period not to exceed one year so that customers may be notified and find a suitable replacement. Once the one-year period is complete, the inventory will be disposed of and the inventory value and related reserve will be written off by the Company.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

5.       DERIVATIVE FINANCIAL INSTRUMENTS

On April 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). The standard establishes a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. Adoption of SFAS 133 did not have a significant impact on the Company's reported consolidated financial position, results of operations or cash flows.

OBJECTIVES AND STRATEGIES
Interest Rate Management - The Company uses an interest rate swap agreement to effectively convert the $95.0 million notional amount of its variable rate synthetic lease to a fixed rate basis, thus reducing the impact of interest rate changes on future results of operations commencing April 2001 through November 2004.

FINANCIAL REPORTING POLICY
The interest rate swap discussed above is a cash flow hedge and is recorded on the consolidated balance sheet at its fair value of $6.0 million based on the valuation of an outside entity as of March 31, 2002, which is included in other long-term liabilities and other comprehensive loss with no impact on earnings.

The terms and provisions of the interest-rate swap and $95.0 million of the hedged item (synthetic lease - NOTE 8) exactly match, enabling the Company to use the hypothetical method of accounting for derivatives as defined by SFAS
133. This hedge is an amortizing swap that is perfectly effective in offsetting changes in expected cash flows due to fluctuations in the variable interest rate over the term of the lease since the notional amount reduction exactly matches the principal reduction in the synthetic lease transaction. This agreement involves the receipt of the variable rate amounts in exchange for a fixed rate interest payment over the life of the agreement without exchange of the underlying notional amounts. The differential in rates results in cash to be paid or received and is recognized as an adjustment to interest expense or income for the reporting period.


6.       IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), the Company reviewed long-lived assets for impairment based on changes in circumstances that indicate their carrying amounts may not be recoverable due to the extent and manner the assets are now used by the Company. During the quarter ended June 30, 2001, the Company recognized an impairment charge totaling $6.8 million related to assets to be held and used, as well as to assets to be disposed of, which is presented on the consolidated statements of operations as "Impairment of long-lived assets."

ASSETS TO BE HELD AND USED
During the quarter ended June 30, 2001, management made a decision to outsource module production packaging and transition the Company's packaging line to a dedicated research and development (R&D) facility, which resulted in a $4.0 million asset impairment charge. As a result of the transition to an R&D facility, the Company identified certain excess capacity and determined that the estimated future cash flows for an R&D line did not support the carrying value of the assets related to the full capacity initially invested by the Company. The impaired assets are module assembly packaging equipment for surface mount devices, die attach, wire-bond and molding processes. The fair market value of these assets was estimated based on the historical selling prices for used equipment of a similar type and the carrying values were adjusted accordingly.

ASSETS TO BE DISPOSED OF
During the quarter ended June 30, 2001, management identified a customer demand shift from MMICs to more complex, highly integrated multi-chip module power amplifiers, which created an impairment of the $3.1 million carrying value of the Company's MMIC gravity-fed test handlers. The impairment charge of the test handlers totaled $2.8 million, with a $0.3 million residual value remaining. Assets to be disposed of are measured at the lower of carrying amount or fair value less cost to sell. The Company is actively trying to sell the test handlers, but has been unsuccessful in these efforts during fiscal 2002. During the first quarter of fiscal 2003, the Company will assess its progress in this regard and record any appropriate adjustments in accordance with SFAS 144.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

7.       BUSINESS COMBINATIONS

ACQUISITION OF RF NITRO COMMUNICATIONS, INC.
On October 23, 2001, the Company merged with RF Nitro, a privately held company with advanced materials and products in broadband wireless and wireline (fiber-optic) markets. As a result of the acquisition, the Company gained access to advanced compound semiconductor processes, such as GaN, as well as additional resources to conduct advanced research on this and other technologies. In addition, RF Nitro sold InGaP transistors and amplifiers, which is expected to accelerate the Company's initiatives to introduce InGaP for certain wireless applications. The acquisition was accounted for in accordance with SFAS 141. The results of operations of RF Nitro have been included in the consolidated financial results of the Company since the date of acquisition. There were no significant differences between the accounting policies of the Company and RF Nitro.

The aggregate purchase price of the RF Nitro acquisition was $25.1 million, consisting of $3.0 million in cash and 1.2 million shares of common stock and replacement stock options valued at $22.1 million. The value of the 1.2 million common shares issued was determined based on the average closing price of the Company's common stock over the last five trading days prior to the announcement of the execution of the acquisition agreement. The total purchase price of $25.1 million was allocated to the assets acquired and liabilities assumed based on their fair values, as determined by an independent appraisal, as follows (in thousands):

          Total purchase price                                     $ 25,114

          Current assets                                           $    712
          Property, plant and equipment                               3,017
          Other assets                                                  450
          Identifiable intangible assets                              3,090
                                                             ---------------
               Total assets acquired                               $  7,269
                                                             ---------------

          Current liabilities                                      $  1,392
          Long-term debt                                                142
                                                             ---------------
               Total liabilities assumed                           $  1,534
                                                             ---------------

          Resulting goodwill                                       $ 19,379
                                                             ---------------

Of the $3.1 million of acquired intangible assets, $1.5 million represents the value of an acquired technology license and $1.5 million represents the value of a covenant not to compete. The technology license is being amortized over the estimated useful live of 20 years. The remaining specifically identifiable intangible assets acquired are being amortized over their estimated useful lives of two years.

The $19.4 million allocated to goodwill represents the excess of the purchase price over the fair value of the assets acquired and liabilities assumed. The goodwill is allocated to the consolidated Company as a whole since the Company operates as a single reporting unit. In accordance with SFAS 142, the goodwill is not being amortized and will be evaluated for impairment on at least an annual basis. Of the total amount of goodwill, none is expected to be deductible for federal income tax purposes.

ACQUISITION OF IBM'S GPS DEVELOPMENT OPERATION
On December 14, 2001, the Company acquired the GPS development operation of IBM for $15 million in cash. The acquisition provides the Company with advanced GPS technology and access to IBM's chipscale packaging technology. The GPS development operation was the first to introduce GPS solutions using SiGe, which reduces size, power consumption and noise figure, and enables higher levels of integration. As a part of the transaction, IBM has agreed to transfer to the Company intellectual property associated with these products. The GPS development operation is comprised primarily of engineers and technical marketing specialists with extensive development and application experience and broad customer knowledge. The Company plans to utilize the GPS technology and engineering resources acquired to provide GPS solutions to handset manufacturers, as wireless service providers comply with regulatory mandates and seek new data-based services. The acquisition of the GPS

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

7.       BUSINESS COMBINATIONS (CONTINUED)

development operation is considered the acquisition of a business in accordance with SFAS 141. The results of GPS have been included in the consolidated financial results of the Company since the date of acquisition. There were no significant differences between the accounting policies of the Company and GPS.

The aggregate purchase price of the GPS acquisition consisted of $15.0 million in cash. The total purchase price was allocated to the assets acquired and liabilities assumed based on the fair values, as determined by an independent appraisal, as follows (in thousands):


          Total purchase price                                      $ 15,000

          Property, plant and equipment                             $    354
          Identifiable intangible assets                               1,100
                                                              ---------------
               Total assets acquired                                $  1,454
                                                              ---------------

          Long-term liabilities                                     $  1,600
                                                              ---------------
               Total liabilities assumed                            $  1,600
                                                              ---------------

          Resulting goodwill                                        $ 15,146
                                                              ---------------


In addition, contingent purchase consideration of up to $22.5 million may be payable if certain cumulative GPS product revenue is accrued during the calendar year ending December 31, 2002. Any payments of contingent purchase consideration will increase the goodwill attributed to GPS. Management is unable to assess the probability of any contingent purchase consideration that may be due and has therefore excluded it from the allocation in accordance with SFAS 141.

The $1.1 million of identifiable intangible asset represents product technology developed by GPS prior to the acquisition. This technology is being amortized over its estimated useful life of five years.

The $15.1 million of goodwill represents the excess of the purchase price over the fair value of the assets acquired and liabilities assumed. The goodwill is allocated to the consolidated Company as a whole since the Company operates as a single reporting unit. In accordance with SFAS 142, the goodwill is not being amortized and will be evaluated for impairment on at least an annual basis. Of this total amount, none is expected to be deductible for federal income tax purposes.

PRO FORMA CONSOLIDATED FINANCIAL DATA
The following unaudited pro forma consolidated financial information reflects the Company's consolidated results of operations for the periods ended March 31, 2002 and March 31, 2001 as if the acquisitions described above had occurred on March 31, 2001 and 2000, respectively (in thousands).

                                          YEAR ENDED
                                           MARCH 31,
                           ------------------------------------
                                    2002               2001
                           -----------------  -----------------

Revenue                        $  370,647           $ 335,868
Net (loss) income              $  (25,870)          $  31,422
Net (loss) income per share:
     Basic                     $    (0.16)          $    0.19
     Diluted                   $    (0.16)          $    0.18



These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisitions actually taken place on March 31, 2001 and 2000. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

8.       LEASES

The  Company  leases  certain   equipment  and  facilities   under  capital  and
non-cancelable operating leases. The table below depicts capitalized leased equipment balances included in property and equipment (in thousands):

                                          MARCH 31,
                                    2002          2001
                                --------------------------

Machinery and equipment-leased     $ 22,327     $ 21,935
Accumulated amortization            (12,305)      (8,747)
                                --------------------------
                                   $ 10,022     $ 13,188
                                --------------------------


The Company is a party to 18 capital lease facilities with eight equipment-financing companies under which it has financed the cost of capital equipment and leasehold improvements associated with its wafer fabrication facilities. Lease terms range from 12 months to 60 months with effective interest rates ranging from 6.0% to 24.1%. Capital lease amortization totaling approximately $3.6 million, $3.5 million and $3.6 million is included in depreciation expense for the fiscal years ended March 31, 2002, 2001 and 2000, respectively. No interest expense related to this equipment under capital leases has been capitalized in fiscal 2002, 2001 or 2000.

The Company leases the majority of its corporate, wafer fabrication, and other facilities from several third party real estate developers. The terms of these operating leases range from four to 15 years and several have renewal options up to two ten-year periods. The Company also leases various machinery and equipment and office equipment under non-cancelable operating leases.

Minimum future lease payments under non-cancelable capital and operating leases as of March 31, 2002 are as follows (in thousands):

YEAR ENDING MARCH 31,                                   CAPITAL       OPERATING
                                                       ------------------------
2003                                                   $  3,454       $  22,314
2004                                                        158          20,491
2005                                                          8          66,724
2006                                                       --            29,415
2007                                                       --             4,771
 Thereafter                                                --            32,926
                                                       ------------------------
 Total minimum payments                                   3,620       $ 176,641
                                                       ------------------------

Less amounts representing interest                         (149)
                                                        --------
Present value of net minimum payments                     3,471
                                                        ========
Less current portion                                     (3,309)
                                                        --------
 Obligations under capital leases, less
current portion                                        $    162
                                                        --------


Rent expense under operating leases, including facilities and equipment, was approximately $28.4 million, $14.6 million and $7.7 million for the fiscal years ended March 31, 2002, 2001 and 2000, respectively.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

8.       LEASES (CONTINUED)

SYNTHETIC LEASE
In August 1999, as modified effective December 1999 and August 2001, the Company entered into a $100.0 million synthetic lease with a financial institution. A synthetic lease is an asset-based financing structured to be treated as an operating lease for accounting purposes, but as a capital lease for tax purposes. Prior to December 31, 1999, the synthetic lease transaction was largely secured by cash collateral. The modification effective December 31, 1999 resulted in the release of the cash collateral and the synthetic lease is now secured by substantially all of the Company's personal property assets. The modification in August 2001 resulted in the expansion of financial covenants, which require the maintenance of minimum levels of tangible net worth, liquidity and debt service coverage and prohibit the payment of dividends. As of March 31, 2002 and 2001, the Company was in compliance with the covenants contained in the synthetic lease as modified. The lease has a term expiring November 3, 2004. At the end of the term, the lease can be extended upon the agreement of the parties or the Company may buy out the lease. The interest rates or yield rates embedded in the lease (and used to calculate lease payments) are either:

o The "Eurodollar Rate" (described below) plus margins varying from 150 basis points to 325 basis points per annum (based on certain quarterly financial covenant testing and depending on whether the underlying source of funding is in the form of a promissory note or an equity certificate), or

o At the Company's election and under certain other circumstances where funding based on the Eurodollar Rate is not available, the "ABR Rate" (described below) plus margins varying from 25 basis points to 200 basis points per annum (based on certain quarterly financial covenant testing and depending on whether the underlying source of funding is in the form of a promissory note or an equity certificate).

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

The Company also has provided for a contingent residual value guarantee in relation to the synthetic lease. This guarantee provides that in the event the assets are sold to a third party at the end of the lease term, the Company unconditionally promises to pay to the lessor the lesser of (1) the deficiency balance, which is equal to the excess, if any, of the cost of the assets over the aggregate sale price paid by the third party, or (2) the maximum residual guarantee amount, which is equal to 85% of the "Property Cost" (aggregate outstanding loans and holder advances) for all of the assets subject to the synthetic lease. Amortization equal to 1.7111% per month of the equipment portion of the synthetic lease reduces the asset cost and thus the Company's contingent residual value guarantee.

The Company entered into an interest rate swap contract in fiscal 2001 which is used to effectively convert the $95.0 million notional amount of the variable rate synthetic lease to a fixed rate basis, thus reducing the impact of interest rate changes on future results of operations commencing April 2001 through November 2004. (NOTE 5)

This lease provided up to $100.0 million in financing for the Company's second wafer fabrication facility, construction of which was completed in December 2000. The $100.0 million of financing funded approximately $56.9 million for the building and $42.9 million of equipment. The synthetic lease payments are included in the future minimum lease payment schedule above.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

8.       LEASES (CONTINUED)

SALE-LEASEBACK
The Company completed a sale-leaseback transaction with respect to the Company's corporate headquarters in March 2001. The transaction included the sale of the land and building for total consideration of $13.4 million. The lease covers an initial term of 15 years with options to extend the lease for two additional periods of ten years each. Annual rent expense will be approximately $1.3 million for each of the first five years and will escalate by 2% each year thereafter. The Company will recognize rent expense on a straight-line basis in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases" (SFAS 13), starting with the beginning of the lease term. The transaction was deemed a normal leaseback as defined in Statement of Financial Accounting Standards No. 98, "Accounting for Sales of Real Estate" (SFAS 98). The Company recorded a sale and operating lease, thus removing the property from the Company's consolidated balance sheet and is deferring the profit of $1.4 million over the 15-year lease term in accordance with Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate" (SFAS 66) and SFAS 13.


9.       LONG-TERM DEBT

On August 11, 2000, the Company completed the private placement of $300.0 million aggregate principal amount of 3.75% convertible subordinated notes due 2005, which included the exercise by the initial purchasers of the notes of their option to purchase an additional $50.0 million principal amount of the notes. The notes are convertible into the Company's common stock at a conversion price of $45.085 per share as adjusted for the August 25, 2000 two-for-one common stock split described in NOTE 2. The trading value of the Company's stock on the commitment date, August 7, 2000, was $35.50 (adjusted for the common stock split). The net proceeds of the offering were approximately $291.3 million after payment of the underwriting discount and expenses of the offering, which are being amortized over the term of the notes based on the effective interest method.


10.      OTHER OPERATING EXPENSES

Other operating expenses consist of start-up costs associated with preparing the Company's second wafer fabrication facility located in Greensboro, North Carolina and the facility in Beijing, China for normal production capacity. These costs have been expensed as incurred in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." The second wafer fabrication facility qualified for production in the third quarter of fiscal 2002. Accordingly, the associated expenses transitioned from other operating expenses to cost of goods sold during the third quarter of fiscal 2002.


11.      INCOME TAXES

Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES



11.      INCOME TAXES (CONTINUED)

The components of the income tax (benefit) provision are as follows (in thousands):

                                                    YEAR ENDED MARCH 31,
                                              2002          2001         2000
                                           -------------------------------------
  Current:
   Federal                                 $(12,670)      $ 6,055      $ 24,939
   State                                     (3,368)          748         3,501
   Foreign                                       73          --            --
Deferred expense (benefit)                    9,136        10,632        (1,466)
                                           -------------------------------------
Total                                      $ (6,829)      $17,435      $ 26,974
                                           =====================================

The Company has recorded tax benefits provided by the Job Creation and Worker Assistance Act of 2002, enacted on March 9, 2002, which include additional accelerated tax depreciation, expanded carry-back opportunities and reduction of alternative minimum tax limitations. As a result of these law changes, additional tax benefits and refundable taxes in excess of earlier estimates are now available to the Company and are included herein.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows (in thousands):

                                                                  MARCH 31,
                                                               2002       2001
                                                            --------------------
Current deferred tax assets (liabilities):
   Allowance for bad debts                                      423         355
   Warranty reserve                                             386         239
   Inventory reserve                                          9,394       6,596
   Accrued vacation                                           1,231         990
   Sale/leaseback                                               487         526
   Other                                                      1,034         322
                                                            --------------------
 Total current deferred tax assets                           12,955       9,028
   Valuation reserve for current deferred tax assets        (12,955)       --
                                                            --------------------
Net current deferred asset (liability)                     $   --      $  9,028
                                                            --------------------

Non-current deferred tax assets (liabilities):
   Interest rate swap derivative                              2,673        --
   Net operating loss carry-forwards                          9,675        --
   Research and other credits                                11,951        --
   Write down of investment                                   1,486        --
   Accumulated depreciation/basis difference                (24,584)    (19,343)
   Other                                                       (262)       (128)
                                                            --------------------
      Total non-current deferred tax assets (liabilities)       939     (19,471)
   Valuation reserve for non-current deferred tax assets       (939)       --
                                                            --------------------
Net deferred asset (liability)                             $   --      $(10,443)
                                                            ====================

The Company's overall tax rate differed from the statutory rate principally due to the non-recognition of the U.S. tax benefits on the domestic net operating losses, and tax rate differences on foreign transactions.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

11.      INCOME TAXES (CONTINUED)


At March 31, 2002, the Company had recorded a valuation reserve for deferred tax assets of $13.9 million related to U.S. domestic operating losses, state operating losses and credits against U.S. and state tax established in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as it is management's opinion that it is more likely than not that some portion of these benefits may not be realized. Of the the valuation allowance, $5.4 million was recorded against equity to offset the tax benefit. Federal losses of approximately $20.5 million may expire in year 2023 and state losses of approximately $76.8 million may expire in years 2009-2023 if unused. Federal credits of $9.7 million and state credits of $1.9 million may expire in years 2013-2023 and 2003-2007, respectively. Federal alternative minimum tax credits of $0.4 million will carry-forward indefinitely.

The Company is in the process of expanding into international jurisdictions, and it is anticipated that such expansion and investments abroad will continue. Each endeavor may expose the Company to taxation in multiple foreign jurisdictions. It is management's opinion that upon commencement of foreign operations, any future foreign undistributed earnings will either be permanently reinvested or such future distributions, if any, will not result in incremental U.S. taxes. Accordingly, no provision for U.S. federal and state income taxes has been made thereon. It is not practical to estimate the additional tax that would be incurred, if any, if the permanently reinvested earnings were repatriated.

A reconciliation of the provision for income taxes to income tax expense computed by applying the statutory federal income tax rate to pre-tax (loss) income for the fiscal years ended March 31, 2002, 2001 and 2000 is as follows (dollars in thousands):

                                                                   YEAR ENDED MARCH 31,
                                   -------------------------------------------------------------------------------------
                                                 2002                       2001                       2000
                                   -------------------------------------------------------------------------------------
                                          AMOUNT    PERCENTAGE       AMOUNT      PERCENTAGE     AMOUNT       PERCENTAGE
                                   -------------------------------------------------------------------------------------

Income tax (benefit) expense at
     statutory federal rate        $      (9,595)      35.0%      $   18,358         35.00%   $  26,974          35.00%
(Decrease) increase resulting
     from:
   State tax, net of federal
       benefit                              (419)       1.54             920          1.75        2,245           2.91
   Research and development
       credits                            (4,722)      17.23          (1,221)        (2.33)        (544)         (0.71)
   Foreign Sales Corporation
       benefit                                -           -             (632)        (1.20)         -              -
   Foreign tax expense                        73        (.27)
   Change in reserve for deferred
       tax assets                          8,520      (31.08)             -             -        (1,753)         (2.27)
   Other                                    (686)       2.49              10          0.02           52           0.07
                                   -------------------------------------------------------------------------------------
                                   $      (6,829)      24.91%     $   17,435         33.24%   $  26,974          35.00%
                                   =====================================================================================

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

12.      NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per share (in thousands, except per share data):

                                                                               Year Ended March 31,
                                                                        2002           2001          2000
                                                                    ---------------------------------------
Numerator for basic and diluted net (loss) income per share:
     Net (loss) income                                              $ (20,584)      $ 34,974      $ 50,094

Denominator:
   Denominator for basic net (loss) income per share -
     weighted average shares                                          165,827        161,820       158,728
   Effect of dilutive securities:
     Employee stock options                                              --           11,396        12,940
Denominator for diluted net (loss) income per share -
   adjusted weighted average shares and assumed conversions           165,827        173,216       171,668

Basic net (loss) income per share                                   $   (0.12)      $   0.22      $   0.32

Diluted net (loss) income per share                                 $   (0.12)      $   0.20      $   0.29


Options to purchase 3.4 million shares, 2.0 million shares and 0.2 million shares of common stock were outstanding during fiscal 2002, 2001 and 2000, respectively, but were not included in the computation of diluted net (loss) income per share for the fiscal years ended March 31, 2002, 2001 and 2000, respectively, because the exercise price of the options was greater than the average market price of the common shares. The computation of diluted net (loss) income per share for the years ended March 31, 2002 and 2001 similarly did not assume the conversion of the 3.75% convertible subordinated notes due 2005 that were issued in August 2000 because the inclusion would be anti-dilutive.


13.      401(K) PLAN

Each employee is eligible to participate in the Company's fully qualified 401(k) plan after three months of service. An employee may invest a maximum of 15% of pretax earnings in the plan. Employer contributions to the plan are made at the discretion of the Company and its Board of Directors. An employee is fully vested in the employer contribution portion of the plan after completion of five continuous years of service. The Company contributed $1.2 million, $0.9 million and $0.5 million to the plan during fiscal years 2002, 2001 and 2000, respectively.


14.      EMPLOYEE STOCK PURCHASE PLAN

In April 1997, the Company adopted its Employee Stock Purchase Plan (ESPP), which qualifies as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. All regular full-time employees of the Company (including officers) and all other employees who meet the eligibility requirements of the plan may participate in the ESPP. The ESPP provides eligible employees an opportunity to acquire the Company's common stock at 85% of the lower of the closing price per share of the Company's common stock on the first or last day of each six-month purchase period. An aggregate of 4.0 million shares of common stock has been reserved for offering under the ESPP and are available for purchase thereunder, subject to anti-dilution adjustments in the event of certain changes in the capital structure of the Company. The Company makes no cash contributions to the ESPP, but bears the expenses of its administration. During fiscal years 2002, 2001 and 2000, respectively, 268,738 shares, 179,488 shares, and 95,320 shares were purchased under the ESPP.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

15.      STOCK-BASED AWARDS

1992 STOCK OPTION PLAN

The Company's 1992 Stock Option Plan (the 1992 Option Plan) was adopted by the Company and its shareholders in February 1992. The 1992 Option Plan provided for the granting of both incentive and nonqualified options to purchase common stock to key employees, non-employee directors and advisors and consultants in the service of the Company. The 1992 Option Plan was terminated following the Company's initial public offering in June 1997, at which time options to purchase 8.7 million shares had been granted.

1997 KEY EMPLOYEES' STOCK OPTION PLAN

In April 1997, the Company and its shareholders adopted the 1997 Key Employees' Stock Option Plan (the 1997 Option Plan), which provides for the granting of options to purchase common stock to key employees and independent contractors in the service of the Company. The 1997 Option Plan permits the granting of both incentive options and nonqualified options. The aggregate number of shares of common stock that may be issued pursuant to options granted under the 1997 Option Plan may not exceed 10.4 million shares, subject to adjustment in the event of certain events affecting the Company's capitalization.

DIRECTORS' OPTION PLAN

In April 1997, the Company and its shareholders adopted the Non-employee Directors' Stock Option Plan. Under the terms of this plan, directors who are not employees of the Company are entitled to receive options to acquire shares of common stock. An aggregate of 1.6 million shares of common stock have been reserved for issuance under this plan, subject to adjustment for certain events affecting the Company's capitalization. During fiscal years 2002, 2001 and 2000, respectively, the Company issued options to purchase 60,000, 80,000 and 120,000 shares, respectively, to eligible participants under the plan. In addition, during fiscal 1999, the Company granted options to purchase 120,000 shares to certain directors outside of the Non-employee Directors' Stock Option Plan.

1999 STOCK INCENTIVE PLAN

The 1999 Stock Incentive Plan (the 1999 Stock Plan), which the Company's shareholders approved at the 1999 annual meeting of shareholders, provides for the issuance of a maximum of 16.0 million shares of common stock pursuant to awards granted thereunder. Awards that may be granted under the 1999 Stock Plan include incentive stock options and nonqualified stock options totaling 14.0 million shares. The remaining 2.0 million shares reserved under the plan are for stock appreciation rights, restricted stock awards and restricted units. The number of shares reserved for issuance under the 1999 Stock Plan and the terms of awards may be adjusted upon certain events affecting the Company's capitalization. No awards may be granted under the 1999 Stock Plan after June 30, 2009. The Company recorded deferred compensation of $7.0 million, $7.9 million, $8.8 million in fiscal 2002, 2001 and 2000, respectively, associated with the awarding of 524,900, 557,628 and 400,000 shares, respectively, of non-vested restricted stock to key employees at no cost under the 1999 Stock Plan. This deferred compensation is being amortized to expense over the vesting periods of such restricted stock awards, up to four years. During fiscal 2002 and 2001, 113,574 and 49,998 shares of these restricted stock awards were exercised, respectively.

RF NITRO COMMUNICATIONS, INC. 2001 STOCK INCENTIVE PLAN

In connection with its acquisition of RF Nitro, the Company assumed the RF Nitro Communications, Inc. 2001 Stock Incentive Plan. This plan provides for the grant of options to purchase common stock to key employees, non-employee directors and consultants in our service. This plan permits the grant of incentive, nonqualified and restricted stock awards. The aggregate number of shares reserved for issuance under the plan is 52,123. The terms of awards may be adjusted upon certain events affecting the Company's capitalization. No awards may be granted under the plan after May 29, 2011. The Company recorded deferred compensation of $0.3 million in fiscal 2002 associated with the awarding of 13,885 shares of non-vested restricted stock to key employees at no cost under this plan.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

15.      STOCK-BASED AWARDS (CONTINUED)

The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock-based awards. The Company has recorded deferred compensation expense of $300,000 for the difference between the grant price and the deemed fair value of certain of the Company's common stock options granted in 1997. Pro forma information regarding net (loss) income and net
(loss) income per share is required by SFAS 123, and has been determined as if the Company accounted for its employee stock options using the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions for the fiscal years ended March 31, 2002, 2001 and 2000, respectively: risk-free interest rate of 5.2%, 4.8% and 6.5%, no expected dividends, a volatility factor of 1.117, 1.255 and 0.892 and a weighted average expected life of the options of
8.25 years. The weighted average fair value of options granted during fiscal years 2002, 2001 and 2000 was $16.39, $24.32 and $19.46, respectively.

For purposes of pro forma disclosures, the estimated fair value of stock-based awards is amortized to expense over the awards' vesting periods. The Company's pro forma information follows (in thousands, except per share data):

                                                                             YEAR ENDED MARCH 31,
                                                                     2002            2001           2000
                                                             ----------------------------------------------

Net (loss) income, as reported                                  $  (20,584)       $  34,974       $ 50,094
Pro forma net (loss) income                                     $  (37,630)       $  (1,719)      $ 32,113


Basic net (loss) income per share, as reported                  $    (0.12)       $    0.22       $   0.32
Diluted net (loss) income per share, as reported                $    (0.12)       $    0.20       $   0.29
Pro forma basic net (loss) income per share                     $    (0.23)       $   (0.01)      $   0.20
Pro forma diluted net (loss) income per share                   $    (0.23)       $   (0.01)      $   0.19


A summary of activity of the Company's employee stock option plans follows (in thousands, except per share data):

                                     NUMBER OF SHARES           OPTION PRICES
                              -------------------------------------------------
                               AVAILABLE       OPTIONS
                               FOR GRANT     OUTSTANDING       PER SHARE RANGE
                              -------------------------------------------------
March 31, 1999                       3,672       13,582      $  0.02  - $ 11.89
  Reserved                          14,000         --            --        --
  Granted                           (5,306)       5,306        10.03  -   87.50
  Exercised                           --         (2,606)        0.02  -   19.72
  Canceled                             119         (119)        0.03  -   44.78
                              -------------------------------------------------
March 31, 2000                      12,485       16,163      $  0.02  - $ 87.50
  Granted                           (4,684)       4,684        11.13  -   80.13
  Exercised                           --         (2,762)        0.02  -   24.84
  Canceled                             421         (421)        0.11  -   87.50
                              -------------------------------------------------
March 31, 2001                       8,222       17,664      $  0.03  - $ 87.50
  Reserved                              34         --            --        --
  Granted                           (4,027)       4,027         2.16  -   34.03
  Exercised                           --         (2,501)        0.03  -   25.88
  Canceled                             576         (576)        0.15  -   80.13
                              -------------------------------------------------
March 31, 2002                       4,805       18,614      $  0.03  - $ 87.50
                              =================================================

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

15.      STOCK-BASED AWARDS (CONTINUED)

Exercise prices for options outstanding as of March 31, 2002, ranged from $0.03 to $87.50. The weighted average remaining contractual life of outstanding options was 7.6 years. The weighted average exercise price of outstanding options at March 31, 2002 was $16.08. At March 31, 2002, 2001 and 2000, awards to purchase 5.8 million, 4.1 million and 2.7 million shares of common stock were exercisable, respectively.

The following table summarizes in more detail information regarding the Company's stock options outstanding at March 31, 2002 (in thousands, except per share and award life data):


                                Options Outstanding                                        Options Exercisable
--------------------------------------------------------------------------------      ----------------------------
                                               Weighted-          Weighted-                             Weighted-
             Range of           Number          Average            Average                 Number        Average
            Exercise              Of           Exercise           Remaining                 Of           Exercise
             Prices             Options          Price        Contractual Life            Options         Price
--------------------------------------------------------------------------------      ----------------------------
        $ 0.03-  8.75               5,600       $ 2.15              5.9   years             2,977         $ 1.80
          8.75- 17.50               7,710        14.35              8.6                     1,174          12.77
         17.50- 26.25               2,875        21.88              8.0                       912          21.85
         26.25- 35.00                 550        31.95              8.1                       179          32.65
         35.00- 43.75                 616        38.52              8.1                       186          38.25
         43.75- 52.50                 805        49.11              8.1                       178          48.92
         52.50- 61.25                 102        59.25              8.0                        30          58.68
         61.25- 70.00                 120        64.36              8.1                        30          64.69
         70.00- 78.75                  45        72.50              8.0                        18          72.50
         78.75- 87.50                 191        82.75              8.0                        77          82.75
                              --------------------------------------------------      ----------------------------
                                   18,614       $16.08              7.6   years             5,761         $12.73
                              ==================================================      ============================

16.      SHAREHOLDER RIGHTS PLAN

On August 10,  2001,  the  Company's  board of directors  adopted a  shareholder rights plan, pursuant to which uncertificated stock purchase rights were distributed to shareholders at a rate of one right for each share of common stock held of record as of August 30, 2001. The rights plan is designed to enhance the board's ability to prevent an acquirer from depriving shareholders of the long-term value of their investment and to protect shareholders against attempts to acquire the Company by means of unfair or abusive takeover tactics. The rights become exercisable based upon certain limited conditions related to acquisitions of stock, tender offers and certain business combinations transactions involving the Company.

17.      COMMON STOCK RESERVED FOR FUTURE ISSUANCE

At March 31, 2002, the Company had reserved a total of 40.1 million of its authorized 500.0 million shares of common stock for future issuance as follows (in thousands):

    Outstanding stock options under employee stock options plans                                 18,614
    Possible future issuance under employee stock option plans                                    4,805
    Outstanding directors' options outside of non-employee directors' option plan                    93
    Employee stock purchase plan                                                                  3,100
    Restricted stock-based awards granted                                                         1,284
    Possible future issuance of restricted stock-based awards                                       568
    Possible future issuance pursuant to convertible subordinated notes                          11,620
                                                                                               ---------
    Total shares reserved                                                                        40,084
                                                                                               =========

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



18.      RELATED PARTY TRANSACTIONS

The Company and TRW entered into a license arrangement in June 1996 whereby TRW granted the Company a worldwide, perpetual, royalty-free license for GaAs HBT commercial wireless applications in exchange for shares of the Company's stock. In connection with the expansion of the license arrangements with TRW for use of the GaAs HBT technology to manufacture products for commercial coaxial and other non-fiber wire applications in November 1999, the Company granted TRW two warrants for the purchase of shares of common stock. The first warrant was for 500,000 shares of common stock, became exercisable on December 31, 2000 and was exercised on January 3, 2001. The second warrant was for 1.0 million shares of common stock and was exercisable between December 31, 2000 and December 31, 2001 if the Company achieved certain annualized sales milestones. The performance conditions were not satisfied, and the warrant was forfeited. In accordance with EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services" and EITF 00-8 "Accounting by a Grantee for an Equity Instrument to Be Received in Conjunction with Providing Goods or Services," the unamortized intangible asset value and corresponding equity value as of December 31, 2001 was removed from the Company's consolidated financial statements as of March 31, 2002.

19.      GEOGRAPHIC INFORMATION

The consolidated financial statements include sales to customers by geographic region that are summarized as follows:


                                                        YEAR ENDED MARCH 31,
                                                    2002        2001        2000
                                                --------------------------------
SALES:
     United States                                   29%         48%         48%
     Asia                                            51          27          27
     Europe                                          13          19          21
     Central and South America                        6           4           4
     Canada                                          <1           2          <1
     Other                                           <1          <1          <1

The consolidated  financial  statements include the following  long-lived assets
amounts  related  to  operations  of  the  Company  by  geographic   region  (in
thousands):


                                                            MARCH 31,
                                                --------------------------------
Long-lived assets:                                   2002              2001
                                                --------------------------------
     United States                                 $  219,151      $   207,741
     Asia                                               1,370                -
     Europe                                             1,158              830
                                                --------------------------------
         Total long-lived assets                   $  221,679      $   208,571
                                                ================================


Sales, for geographic disclosure purposes, are based on the "bill to" address of the customer. The "bill to" address is not always an accurate representation of the location of final consumption of the Company's components by either the original equipment manufacturer (OEM) or the OEM's customer. Long-lived assets include property and equipment.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


20.      SUMMARY OF QUARTERLY RESULTS (UNAUDITED):


     FISCAL 2002 QUARTER
  (IN THOUSANDS, EXCEPT PER
         SHARE DATA)            FIRST      SECOND     THIRD      FOURTH
                             -------------------------------------------
Revenue                        $ 70,052   $ 98,271   $100,551   $100,434
Gross profit                      4,151     36,369     38,893     40,930
Net (loss) income               (28,386)     1,532      3,501      2,769
Net (loss) income per share:
Basic                          $  (0.17)  $   0.01   $   0.02   $   0.02
Diluted                        $  (0.17)  $   0.01   $   0.02   $   0.02


     FISCAL 2001 QUARTER
  (IN THOUSANDS, EXCEPT PER
         SHARE DATA)            FIRST      SECOND     THIRD      FOURTH
                             -------------------------------------------
Revenue                        $ 98,206   $102,220   $ 79,918   $ 55,020
Gross profit                     50,564     51,874     37,541     13,584
Net income (loss)                16,242     17,733      7,843     (6,844)
Net income (loss) per share:
Basic                          $   0.10   $   0.11   $   0.05   $  (0.04)
Diluted                        $   0.09   $   0.10   $   0.05   $  (0.04)

                         Report of Independent Auditors


Board of Directors and Shareholders
RF Micro Devices, Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheets of RF Micro Devices, Inc. and subsidiaries as of March 30, 2002 and March 31, 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RF Micro Devices, Inc. and subsidiaries at March 30, 2002 and March 31, 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 30, 2002, in conformity with accounting principles generally accepted in the United States.


                                                      /s/ Ernst & Young LLP

Raleigh, North Carolina
April 15, 2002