Form 10-K, Exhibit 13
period 2003-03-29
RF MICRO DEVICES INC
filed 2003-06-16
CIK 911160

Selected Financial Data

         The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and Notes thereto included in this Annual Report. The consolidated statement of operations data for the years ended March 31, 2003, 2002 and 2001, and the consolidated balance sheet data as of March 31, 2003 and March 31, 2002, are derived from, and are qualified by reference to, the Consolidated Financial Statements and Notes thereto included in this Annual Report. The statement of operations data for the years ended March 31, 2000 and 1999, and the balance sheet data as of March 31, 2001, March 31, 2000 and March 31, 1999, are derived from our historical financial statements, which are not included in this Annual Report.



                                                                                    YEAR ENDED MARCH 31,
                                                          2003             2002             2001            2000             1999
                                                      -----------------------------------------------------------------------------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)

CONSOLIDATED STATEMENT OF
OPERATIONS DATA:

Revenue:

   Product sales                                      $ 506,805        $ 367,387        $ 333,203        $ 288,085        $ 152,114
   Engineering revenue                                    1,014            1,921            2,161              875              738
                                                      -----------------------------------------------------------------------------
Total revenue                                           507,819          369,308          335,364          288,960          152,852

Costs and expenses:

   Cost of goods sold                                   325,168          248,965          181,801          152,746           99,325
   Research and development                             101,736           74,445           60,340           33,338           14,239
   Marketing and selling                                 36,833           28,993           28,450           20,109           10,716
   General and administrative                            18,364           14,224           13,495            9,573            4,787
   Other operating expenses                              13,961           14,085            4,607             --               --
   Impairment of long-lived assets                         --              6,801             --               --               --
                                                      -----------------------------------------------------------------------------
Total costs and expenses                                496,062 (1)      387,513          288,693          215,766          129,067
                                                      -----------------------------------------------------------------------------
Income (loss) from operations                            11,757          (18,205)          46,671           73,194           23,785


Interest expense                                        (24,433)         (17,195)          (9,346)          (1,400)          (1,244)
Other income, net                                         3,591            7,987           15,084            5,274            1,911
                                                      -----------------------------------------------------------------------------
(Loss) income before income taxes                        (9,085)         (27,413)          52,409           77,068           24,452


Income tax (expense) benefit                               (250)           6,829          (17,435)         (26,974)          (4,891)
                                                      -----------------------------------------------------------------------------
Net (loss) income                                     $  (9,335)       $ (20,584)       $  34,974        $  50,094        $  19,561
                                                      =============================================================================

Net (loss) income per share:
   Basic                                              $   (0.05)       $   (0.12)       $    0.22        $    0.32        $    0.14
                                                      =============================================================================
   Diluted                                            $   (0.05)       $   (0.12)       $    0.20        $    0.29        $    0.13
                                                      =============================================================================

Shares used in per share calculation:
   Basic                                                172,706          165,827          161,820          158,728          136,944
                                                      =============================================================================
   Diluted                                              172,706          165,827          173,213          171,668          147,472
                                                      =============================================================================


CONSOLIDATED BALANCE SHEET DATA:                                                       AS OF MARCH 31,
                                                          2003             2002            2001              2000             1999
                                                      -----------------------------------------------------------------------------
Cash and cash equivalents                             $ 164,422        $ 157,648        $ 266,076        $  28,956        $ 147,545
Short-term investments                                   92,187          186,526           75,162           33,755             --
Working capital                                         315,081          421,052          463,315          142,309          167,918
Total assets                                            932,825 (1)      729,000          720,931          344,612          275,758
Long-term debt and capital lease
   obligations, less current portion                    296,476          294,417          295,963            8,203           12,587
Shareholders' equity                                    557,400 (1)      389,685          376,498          303,153          230,906

(1) Fiscal 2003  includes the effects of the merger with  Resonext  Communication,  Inc.  See Note 7 of  Consolidated
Financial Statements.

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

OUR  BUSINESS  IS SUBJECT TO NUMEROUS  RISKS AND  UNCERTAINTIES,  INCLUDING  THE
FOLLOWING:

   o      VARIABILITY IN OPERATING RESULTS;

   o      THE RATE OF GROWTH AND DEVELOPMENT OF WIRELESS MARKETS;

   o THE RISKS ASSOCIATED WITH THE OPERATION OF OUR MOLECULAR BEAM EPITAXY FACILITY, THE OPERATION OF OUR TEST AND TAPE AND REEL FACILITIES, BOTH FOREIGN AND DOMESTIC, AND THE OPERATION OF OUR WAFER FABRICATION FACILITIES;

   o OUR ABILITY TO MANAGE RAPID GROWTH AND TO ATTRACT AND RETAIN SKILLED PERSONNEL;

   o      VARIABILITY IN PRODUCTION YIELDS, RAW MATERIAL COSTS AND AVAILABILITY;

   o      DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS;

   o DEPENDENCE ON OUR GALLIUM ARSENIDE (GAAS) HETEROJUNCTION BIPOLAR TRANSISTOR (HBT) PRODUCTS;

   o ABILITY TO REDUCE COSTS AND IMPROVE MARGINS BY CONVERTING OUR SECOND FOUR-INCH GAAS HBT WAFER FABRICATION FACILITY INTO A SIX-INCH FACILITY, IMPROVING YIELDS, IMPLEMENTING INNOVATIVE TECHNOLOGIES AND INCREASING CAPACITY UTILIZATION;

   o      DEPENDENCE ON THIRD PARTIES;

   o OUR ABILITY TO BRING NEW PRODUCTS TO MARKET IN RESPONSE TO MARKET SHIFTS AND USE TECHNOLOGICAL INNOVATION TO LEAD THE INDUSTRY IN TIME-TO-MARKET FOR OUR PRODUCTS;

   o CURRENCY FLUCTUATIONS, TARIFFS, TRADE BARRIERS, TAXES AND EXPORT LICENSE REQUIREMENTS ASSOCIATED WITH OUR FOREIGN OPERATIONS; AND

   o OUR ABILITY TO INTEGRATE ACQUIRED COMPANIES, INCLUDING THE RISK THAT WE MAY NOT REALIZE EXPECTED SYNERGIES FROM OUR BUSINESS COMBINATIONS.

THESE RISKS AND OTHER UNCERTAINTIES, WHICH ARE DESCRIBED IN MORE DETAIL IN THE SECTION ENTITLED "BUSINESS--ADDITIONAL FACTORS THAT MAY AFFECT FUTURE RESULTS" IN OUR MOST RECENT ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, COULD CAUSE THE ACTUAL RESULTS AND DEVELOPMENTS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS.

OVERVIEW
We design, develop, manufacture and market proprietary radio frequency integrated circuits (RFICs) for wireless communications products and applications. As such, we operate as a single business segment. We are a leading supplier of power amplifiers, one of the most critical radio frequency (RF) components in cellular phones. We are also the leading GaAs HBT manufacturer, which offers distinct advantages over other technologies for the manufacture of current and next generation power amplifiers. Our products are included primarily in cellular phones, base stations, wireless local area networks, cable television modems, and global positioning systems (GPS). We derive revenue from the sale of standard and custom-designed products. We offer a broad array of products including amplifiers, mixers, modulators/demodulators and single chip transmitters, receivers and transceivers that represent a substantial majority of the RFICs required in wireless subscriber equipment. We design products for manufacture using multiple semiconductor process technologies: aluminum gallium arsenide (AlGaAs) (also referred to as gallium arsenide (GaAs)) heterojunction bipolar transistor (HBT), silicon bipolar transistor, silicon complementary metal-oxide-semiconductor (CMOS), silicon BiCMOS (integration of bi-polar transistors and CMOS), silicon germanium (SiGe) BiCMOS, GaAs metal-semiconductor field-effect transistor (MESFET), and indium gallium phosphide (InGaP) HBT. We are also actively developing and evaluating gallium nitride (GaN) and GaAs pseudomorphic high electron mobility transistor (pHEMT) processes. Handset manufacturers try to maximize tradeoffs between performance and cost. Our approach to using multiple semiconductor process technologies allows us to offer customers products that fulfill their performance, cost and time-to-market requirements. We call this approach to business Optimum Technology Matching(R).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management believes the following critical accounting polices, among others, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements.


USE OF ESTIMATES
The  preparation  of  consolidated   financial  statements  in  conformity  with
accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We make estimates for the allowance for doubtful accounts, inventory reserves, warranty reserves, income tax valuation, investment impairments, impairments of goodwill, long-lived assets and other financial statement amounts on a regular basis and make adjustments based on historical experiences and existing and expected future conditions. Actual results could differ from those estimates.


REVENUE RECOGNITION
Revenue from product sales is recognized when the title, and risk and rewards of product ownership, is transferred. We also enter into engineering agreements with certain customers relating to the development of customer-specific applications. Revenue is recognized for engineering contracts as it is earned.

Our products generally carry 12 to 27 month warranties against defects depending on the specific type of product. We provide for estimated warranty costs in the period the related sales are made based on historical experience as well as assessment of overall risk.


IMPAIRMENT OF LONG-LIVED ASSETS, INVESTMENTS, INTANGIBLE ASSETS AND GOODWILL
We review the carrying values of all long-lived assets, including goodwill and identifiable intangibles, whenever events or changes in circumstances indicate that such carrying values may not be recoverable, as required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). As required by SFAS 142, we review goodwill and intangible assets with indefinite lives for impairment at least annually. Unforeseen events and changes in circumstances and market conditions and material differences in the value of intangible assets due to changes in estimates of future cash flows could negatively affect the fair value of our assets and result in an impairment charge. In connection with the November 1999 expansion of the related party technology license agreement with Northrop Grumman Space Technology sector (NGST), formerly known as TRW Space & Electronics, Inc. (TRW), two warrants to purchase our common stock were granted to TRW. The value of the warrants increased the gross carrying amount of the technology license. One of the warrants was exercisable only if we achieved certain milestones. The required milestones were not met, and therefore the related party technology license carrying amount was reduced by the valuation of the forfeited warrant as of March 31, 2002. As required by SFAS 144, we reviewed long-lived assets based on changes in circumstances that indicate their carrying amounts may not be recoverable due to the extent and manner we use the assets. During fiscal 2002, we recognized an impairment charge totaling $6.8 million related to assets to be held and used, as well as to assets to be disposed of, which is presented on the consolidated statements of operations as "Impairment of long-lived assets."

We review our investments for impairment and make appropriate reductions in the carrying value when an other-than-temporary decline is evident in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of
Accounting for Investments in Common Stock" and Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments In Debt and Equity Securities" (SFAS 115). During fiscal 2003 and fiscal 2002, we recorded a $1.3 million and a $3.6 million charge, respectively, for the impairment of a $5.0 million investment in the equity of a privately held company. The impairment charge represented management's best estimate of an other-than-temporary decline in value.

In making impairment determinations for long-lived assets, investments, and intangible assets, we utilize certain assumptions, including, but not limited to: 1) estimations and quoted market prices of the fair market value of the assets, 2) estimations of future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service the asset will be used in the Company's operations and estimated salvage values and 3) independent valuation analysis of newly acquired intangible assets. In order to evaluate goodwill, we use certain assumptions in analyzing existing goodwill, including, but not limited to, two generally accepted valuation methodologies: the income approach - discounted cash flows, and the market approach -enterprise value and guideline company analysis. Newly acquired goodwill determinations are based on independent appraisals.

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

During fiscal 2003, our inventory reserves decreased $7.2 million. This decrease primarily resulted from disposal of obsolete inventory resulting in a corresponding write-off of such assets and their related reserve. Gross inventories increased $11.9 million or 19% in fiscal 2003 compared to fiscal 2002. The increase is attributable to our revenue growth and the higher cost of more complex, highly integrated multi-chip module power amplifiers. Revenue in fiscal 2003 increased 38% and unit sales volume increased 56%. We believe our continued focus on supply chain management through the implementation of new planning strategies, efforts of an inventory management team and utilization of a leading material planning system as discussed below has enabled us to demonstrate the effective management of inventory through reduced inventory reserve risk.

During fiscal 2002, our inventory reserves increased as customers shifted demand from microwave monolithic integrated circuits (MMICs) to more complex, highly integrated multi-chip module power amplifiers. Industry volatility and lower forecasts for handset sales during the first part of fiscal 2002 increased our overall inventory risk associated with predictability of future sales and management's reliance on sales forecasts. These factors resulted in a $15.3 million reserve adjustment in the first quarter of fiscal 2002. Of this reserve, 90% was attributable to standard products. In order to improve on inventory level issues, we have utilized a leading material requirement planning system that we purchased in 1999 and fully implemented in February 2001, implemented planning strategies for each product and maintained an inventory management team. During fiscal 2000 and the first two quarters of fiscal 2001 gross inventories grew consistently with sales. As sales began to decline in the last two quarters of fiscal 2001, inventory levels began to grow disproportionately with sales. Our response to industry trends and corresponding implementation of new production planning strategies did not impact gross inventory levels until the second quarter of fiscal 2002. During fiscal 2002, our gross inventories decreased $27.0 million, which we believe demonstrates the effectiveness of our focus on supply chain management through the implementation of new planning strategies and an inventory management team.


STOCK-BASED COMPENSATION
We account for employee stock options and employee restricted stock in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, no compensation expense is recognized for stock options or restricted stock issued to employees with exercise prices or share prices at or above quoted market value. For stock options or restricted shares granted at exercise prices below quoted market value, we record deferred compensation expense for the difference between the price of the shares and the market value. Deferred compensation expense is amortized ratably over the vesting period of the related options or shares of restricted stock.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) provides an alternative to APB 25 in accounting for stock-based compensation issued to employees. SFAS 123 provides for a fair value based method of accounting for employee stock options and similar equity instruments. However, companies that continue to account for stock-based compensation arrangements under APB 25 are required by SFAS 123 to disclose the pro forma effect on net (loss) income and net (loss) income per share as if the fair value based method prescribed by SFAS 123 had been applied. We continue to account for stock-based compensation using the provisions of APB 25 and present the pro forma information required by SFAS 123 as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" (SFAS 148).

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
In April 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS 145). We adopted SFAS 145 for financial statements issued on or after May 15, 2002. Adoption of SFAS 145 did not have a significant impact on our consolidated financial position, results of operations or cash flows.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS
146). SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and we will adopt SFAS 146 prospectively. The adoption of SFAS 146 did not have a significant impact on our consolidated financial position, results of operations or cash flows.

In October 2002, the FASB issued Statement of Financial Accounting Standards No. 147, " Acquisitions of Certain Financial Institutions- An Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" (SFAS 147). SFAS 147 is an industry- specific standard and is not applicable to us; therefore, SFAS 147 did not have an impact on our consolidated financial position, results of operations or cash flows.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS 148). SFAS 148 amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions in SFAS 123 and APB Opinion No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. We will adopt the interim financial reporting requirements of SFAS 148 for interim periods beginning after March 31, 2003 and we have adopted the annual financial reporting requirements in fiscal 2003. The adoption of SFAS 148 did not have a significant impact on our consolidated financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 44 is the interpretation of Accounting Research Bulletin No. 51 "Consolidated Financial Statements," which addresses consolidation by business enterprises of variable interest entities. FIN 46 is effective immediately for all variable interest entities created after January 31, 2003 and effective for fiscal years beginning after June 15, 2003 for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. We will adopt FIN 46 in fiscal 2004. The adoption of FIN 46 is not expected to have a significant impact on our consolidated financial position, results of operations or cash flows.

RESULTS OF OPERATIONS

The following table shows our consolidated statement of operations data expressed as a percentage of total revenue for the periods indicated:

                                          FOR THE FISCAL YEARS ENDED MARCH 31,
                                              2003       2002       2001
                                              ----       ----       ----

       Total revenue                          100.0%     100.0%     100.0%

       Operating costs and expenses:
          Cost of goods sold                   64.0       67.4       54.2
          Research and development             20.0       20.2       18.0
          Marketing and selling                 7.3        7.9        8.5
          General and administrative            3.6        3.8        4.0
          Other operating expenses              2.8        3.8        1.4
          Impairment of long-lived assets        --        1.8         --
                                            ---------  ---------  ---------
       Total operating costs and expenses      97.7      104.9       86.1
                                            ---------  ---------  ---------
       Income (loss) from operations            2.3       (4.9)      13.9

       Interest expense                        (4.8)      (4.7)      (2.8)
       Interest income                          1.1        3.3        4.5
       Other expense, net                      (0.4)      (1.1)        --
                                            ---------  ---------  ---------
       (Loss) income before income taxes       (1.8)      (7.4)      15.6

       Income tax benefit (expense)            --          1.8       (5.2)
                                            ---------  ---------  ---------

       Net (loss) income                       (1.8)      (5.6)      10.4
                                            =========  =========  =========



REVENUE

FISCAL 2003
Revenue in fiscal 2003 was $507.8 million, an increase of 38% over revenue of $369.3 million in fiscal 2002. The growth resulted primarily from four areas of strategic focus in fiscal 2003: an increase in our power amplifier market share; an increase in the number of components we sold in a typical wireless handset; diversification of our wireless handset customer base; and our expansion into new product markets.

   o Our revenue from handsets in fiscal 2003 increased 33% compared to fiscal 2002. Estimated handsets production in calendar year 2002 increased approximately 14% compared to calendar year 2001. Thus, the growth in the overall wireless handsets produced, coupled with our growth in market share both contributed to our increased revenues.

   o We increased the number of components we sold in a typical handset by increasing sales of our small signal devices by 28% in fiscal 2003 over fiscal 2002.

   o Our dependence on Nokia Mobile Phones Ltd. (Nokia) declined in fiscal 2003. Sales to Nokia as a percentage of revenues declined from 65% in fiscal 2002 to 45% in fiscal 2003. In addition, during fiscal 2003 we increased our sales to other prominent existing customers in the handset industry, including Motorola, Inc. (Motorola), which accounted for 14% of our revenue in fiscal 2003 compared to 5% in fiscal 2002. We also increased original design manufacturer (ODM) revenues by 135% in fiscal 2003 compared to 2002.

   o In fiscal 2003, our wireless local area network (WLAN) revenue increased to $31.1 million from $3.7 million in fiscal 2002. Our WLAN product revenue was concentrated in products addressing the 802.11b standard and represented 6% of total revenues in fiscal 2003, up from 1% of total revenues in fiscal 2002. In December 2002, we completed the merger with Resonext Communications, Inc. (Resonext), a privately held company providing highly integrated CMOS WLAN solutions for 802.11a and multi-band (802.11a/b/g) platforms. We believe this merger positions us to expand WLAN product offerings more rapidly in the 802.11a and 802.11a/b/g markets.

Although we increased the number of units sold in fiscal 2003 by 56%, our average selling price declined approximately 12% for MMICs and approximately 17% for multi-chip module power amplifiers compared to fiscal

2002. Our markets remain highly competitive and we continue to experience downward pressure on average selling prices of our products.

International shipments were $405.7 million and accounted for 80% of revenue in fiscal 2003 as compared to $262.3 million, or 71% of revenue in the prior year. Shipments to Asia totaled $274.9 million, or 54% of revenue, in fiscal 2003 and $189.2 million, or 51% of revenue, in fiscal 2002. The establishment of our sales and customer support centers in Taipei, Taiwan and Seoul, South Korea contributed to our increased sales in the Asian markets.

FISCAL 2002
Revenue in fiscal 2002 was $369.3 million, an increase of 10% over revenue of $335.4 million in fiscal 2001 due primarily to the continued growth in our GaAs HBT revenue. GaAs HBT sales were $341.9 million, an increase of 10% over fiscal 2001 sales of $309.9 million, due to continued expansion of our customer base as well as growth in sales to several prominent existing customers in the handset industry. Sales to Nokia, our largest customer, represented 65% of total revenue in fiscal 2002, an increase from 53% in fiscal 2001. No other customer generated sales greater than 10% of total revenue in fiscal 2002. Our WLAN and Global System for Mobile Communications (GSM) revenue also increased in fiscal 2002 compared to fiscal 2001 by 30% and 35%, representing 1% and 39% of total revenue, respectively. WLAN revenue grew late in fiscal 2002 as our products transitioned from prototype sales to commercial sales for personal computer applications with contract manufacturers. GSM revenue increased as a result of our focused development of modules, which were incorporated into handsets. Although we increased the number of units sold in fiscal 2002 by 15%, our average selling price declined approximately 20% for MMICs and 9% for multi-chip module power amplifiers compared to fiscal 2001. International shipments in fiscal 2002 were $262.3 million and accounted for 71% of total revenue, as compared to $174.4 million, or 52% of total revenue, in fiscal 2001.


GROSS PROFIT

FISCAL 2003
Gross profit margins in fiscal 2003 increased to 36% of revenue compared to 33% of revenue in fiscal 2002. The increase in gross profit was primarily attributable to increased unit volume and capacity utilization, favorable production yields and the absence of an adjustment to inventory reserves compared to an adjustment of $15.3 million recorded in fiscal 2002 due to the anticipated reduction in revenue from sales of MMICs that we experienced in fiscal 2003. These positive factors were offset in part by a predicted shift in product mix from MMICs to more complex, highly integrated multi-chip module power amplifiers, which was driven by customer demand. Because multi-chip module power amplifiers currently contain higher substrate and assembly costs and components that are purchased by us from third parties, our overall manufactured content as a percentage of total cost in a module is lower than for a MMIC, which results in lower margins for modules than MMICs. In addition, production yields for modules can be lower than for MMICs due to the more complex, highly integrated nature of modules. Module-based products provide customers with a lower cost, are more reliable, have a smaller footprint with the same functionality and allow customers to decrease their time-to-market for products. Module sales for fiscal 2003 represented 59% of our revenue compared to 43% for fiscal 2002. We expect this trend will continue as our customers increasingly seek highly integrated circuits and solutions from their suppliers rather than discrete components.

We have historically experienced significant fluctuations in gross profit margins and, consequently, our operating results, and we expect such fluctuations to continue. Our test and tape and reel facility in Beijing, China transitioned from other operating expenses to cost of goods sold during September 2002 once the facility was qualified for production and economic value was obtained. We expect continued downward pressure on margins due to a decline in average selling prices and the shift in product mix for both devices and air standards. Management believes this decline can be mitigated by continued cost reduction efforts including conversion of our second four-inch GaAs HBT wafer fabrication facility into a six-inch facility, utilizing our strategic relationship with Jazz to obtain a committed, lower-cost source of supply for silicon wafers, achieving higher levels of product integration, successfully implementing test yield and assembly improvement plans, lowering assembly costs and other supply chain savings, and increasing our capacity utilization.

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

Our fiscal 2002 gross profit reflects an abnormal decrease in the first quarter of fiscal 2002 resulting primarily from an increase in inventory reserves of $15.3 million combined with initial higher cost of goods sold associated with our module products and greater-than-normal yield losses associated with the steep ramp-up of the module business. As the year progressed, our margins improved due to improvements in production yields for new products, increased capacity utilization and cost reduction programs for module products. During the last three quarters of fiscal 2002, gross profit margins averaged 39%.


RESEARCH AND DEVELOPMENT

FISCAL 2003
Research and development expenses in fiscal 2003 were $101.7 million, an increase of 37% over fiscal 2002 expense of $74.4 million. This increase was primarily attributable to increased headcount and related personnel expenses including salaries, benefits and equipment. The merger with RF Nitro Communications, Inc. (RF Nitro), a privately held company with advanced materials and products in broadband wireless and wireline (fiber-optic) markets, and the acquisition of the global positioning system (GPS) development operation of International Business Machines Corp. (IBM) impacted research and development expenses for all of fiscal 2003 compared to five months in fiscal 2002. In addition, research and development expenses associated with Resonext, which merged with us in December 2002, represented 5% of the total research and development expenses for fiscal 2003. Research and development expenses excluding mergers and acquisitions increased 21% in fiscal 2003 over fiscal 2002. This increase represented a larger overall investment toward the development of our POLARIS (TM) TOTAL RADIO (TM) solution, a multi-band chipset that performs the major functions of the radio section of the handset and provides handset makers with the benefits of reduced component count, flexible baseband interfaces and lower cost of implementation. In addition, this increase reflects additional investments we made in development activities to extend our PowerStar (TM) family of power amplifiers modules.

We currently operate eleven off-site RFIC design centers in addition to our design engineering staff in Greensboro, North Carolina. Our off-site design centers are located in Scotts Valley, Irvine and San Jose, California; Cedar Rapids, Iowa; Boston, Massachusetts; Chandler, Arizona; Pandrup, Denmark; Calgary, Canada; Charlotte, North Carolina; Leuven, Belgium; and Moscow, Russia. The merger with Resonext in fiscal 2003 provided us with our San Jose, Moscow, and Leuven design centers. The Calgary and Irvine design centers were the result of our acquisition of IBM's GPS development operations, and our Charlotte design center resulted from the merger with RF Nitro in fiscal 2002. Research and development employees totaled 548 at March 31, 2003 compared to 429 at March 31, 2002.

We plan to continue to make substantial investments in research and development as evidenced by our new design center in Boulder, Colorado, which opened in April 2003, and we expect that such expenses will continue to increase in absolute dollar amounts in future periods.

FISCAL 2002
Research and development expenses in fiscal 2002 were $74.4 million, an increase of 23% over fiscal 2001 expense of $60.3 million. This increase was primarily attributable to increased headcount and related personnel expenses, including salaries, benefits and equipment. Spending on development wafers, mask sets and prototyping also increased as a result of continued module development and associated work on cost reductions and yield improvement techniques. During fiscal 2002 we merged with RF Nitro, a privately held company with advanced materials and products in broadband wireless and wireline (fiber-optic) markets, as an investment in process technology. Additionally, we acquired IBM's GPS development operation, which provides us with advanced GPS technology and access to IBM's chipscale packaging technology. These mergers and acquisitions contributed to increased headcount, and also to amortization expense as a result of an acquired technology license and covenants not to compete from key employees.

MARKETING AND SELLING

FISCAL 2003
Marketing and selling expenses in fiscal 2003 were $36.8 million, a 27% increase over expenses of $29.0 million in fiscal 2002. This increase was primarily attributable to increased headcount and related personnel expenses including salaries, benefits and equipment. The merger with RF Nitro and acquisition of IBM's GPS development operation impacted marketing and selling expenses for all of fiscal 2003 compared to five months in fiscal 2002. In addition marketing and selling expenses associated with Resonext, which merged with us in December
2002, represented 3% of the total marketing and selling expenses for fiscal 2003. Marketing and selling expenses excluding mergers and acquisitions increased 18% in fiscal 2003 over fiscal 2002. The increase was partially offset by decreased commission expense resulting from lower commission rates and shifts in revenue from third party commission-based accounts to in-house accounts. We expect that marketing and selling expenses will continue to increase in absolute dollar amounts in future periods.

We sell our products worldwide directly to customers as well as through a network of domestic and foreign sales representative firms. During fiscal 2003, we had sales and customer support centers in Greensboro, North Carolina; San Diego, California; Reading, England; Oulu, Finland; Seoul, South Korea; Taipei, Taiwan; and Beijing, China; and sales offices in Tokyo, Japan; Malmo, Sweden; and Munich, Germany. Marketing and selling employees totaled 198 at March 31, 2003 compared to 157 at March 31, 2002. We are focusing our efforts on building the staffing and capabilities of our existing sales infrastructure and believe our existing sales offices and customer support centers provide the geographic coverage necessary to address our product markets and customer base.

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


GENERAL AND ADMINISTRATIVE

FISCAL 2003
General and administrative expenses in fiscal 2003 were $18.4 million or 4% of revenue, a 29% absolute dollar increase compared to fiscal 2002 expenses of $14.2 million or 4% of revenue. General and administrative employees totaled 112 at March 31, 2003 compared to 90 at March 31, 2002. The year over year increase in absolute dollars was primarily due to increased headcount and related personnel expenses, including salaries, benefits, and equipment. Other increases in fiscal 2003 included recruiting expenses related to the appointment of two new board members, higher insurance premiums and bank charges for letters of credit expenses related to our expansion in Asian markets. We expect that general and administrative expenses will continue to increase in absolute dollar amounts in future periods.

FISCAL 2002
General and administrative expenses in fiscal 2002 were $14.2 million, a 5% increase compared to fiscal 2001 expenses of $13.5 million. This increase was attributable to increased salaries and benefits due to a higher headcount and higher professional fees associated with the merger with RF Nitro and acquisition of IBM's GPS development operations. General and administrative employees totaled 90 at March 31, 2002 compared to 84 at March 31, 2001.


OTHER OPERATING EXPENSES

FISCAL 2003
Other operating expenses were $14.0 million in fiscal 2003 compared to $14.1 million in fiscal 2002, a 1% decrease. Fiscal 2003 other operating expenses includes a $10.5 million charge for acquired in-process research and development in connection with the merger with Resonext, $2.1 million of depreciation expense for assets held and used related to the Agere facility, and $1.4 million of start-up costs associated with our test and tape and reel facility in Beijing, China. Fiscal 2002 other operating expenses included start-up cost of $13.5 million and $0.6 million attributable our second wafer fabrication facility in Greensboro, North Carolina and our test and tape and reel facility in Beijing, China, respectively. Fiscal 2003 included start-up costs associated with our test and tape and reel facility in Beijing, China through August 2002. The operating costs of the Beijing facility transitioned to cost of goods sold during the last month of the second fiscal quarter once the facility was qualified for production and economic value was obtained. These initial other operating costs have been expensed as incurred in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." The Resonext related acquired in-process research and development charge in fiscal 2003 was charged to expense in accordance with SFAS 141. SFAS 141 specifies that the amount assigned to acquired intangible assets to be used in a particular research and development project that have no alternative future use shall be charged to expense at the merger date. The in-process research and development projects were related to first and second generation products for 802.11a/b/g applications. The first generation product is a two-chip combination of a transceiver and baseband/media access controller (MAC) chip that support the 802.11 a/b/g protocols, and it was determined that the in-process research and development associated with this project had a fair value of $6.2 million. The second generation product is a two-chip combination of a transceiver and a baseband/MAC chip that supports the
802.11 a/b/g protocols and allows for variable frequencies and it was determined that the in-process research and development associated with this project had a fair value of $4.3 million. The value of the acquired in-process research and development was determined by estimating the costs to develop the purchased in-process research and development into a commercially viable product, estimating the resulting cash flows from the sale of the products resulting from the completion of the in-process research and development and discounting the net cash flows using a present value factor of 19%. The estimated cost to complete the projects is approximately $18.0 million with an estimated completion date in fiscal 2004.

FISCAL 2002
Other operating expenses were $14.1 million in fiscal 2002 compared to $4.6 million in fiscal 2001, a 206% increase. The increase was primarily attributable to the inclusion of start-up costs associated with our second wafer fabrication facility for three quarters in fiscal 2002 versus slightly more than one quarter in fiscal 2001. In addition, fiscal 2002 expense included costs associated with our test and tape and reel facility in Beijing, China. These costs have been expensed as incurred in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." The second wafer fabrication facility qualified for production in the third quarter of fiscal 2002. Accordingly, associated expenses transitioned from other operating expenses to cost of goods sold during that quarter.


INTEREST EXPENSE

FISCAL 2003
Interest expense in fiscal 2003 was $24.4 million compared to $17.2 million in fiscal 2002. The $7.2 million increase primarily resulted from the retirement of an interest rate swap arrangement for $7.8 million. In fiscal 2001, we entered into an interest rate swap cash flow hedge to reduce the impact of interest rate changes under our synthetic lease on our results of operations. We paid off the synthetic lease and acquired the underlying assets in the third quarter of fiscal 2003. As a result, our interest rate swap cash flow hedge was no longer eligible for hedge accounting and we elected to payoff the swap. Interest expense is expected to decrease in future periods as a result of the termination of the interest rate swap agreement.

FISCAL 2002
Interest expense in fiscal 2002 was $17.2 million compared to $9.3 million in fiscal 2001. The $7.9 million increase was due to greater amounts of interest paid on our convertible subordinated notes issued in August 2000 and expenses associated with the interest rate swap that we retired in fiscal 2003.


INTEREST INCOME

FISCAL 2003
Interest income in fiscal 2003 was $5.5 million compared to $12.2 million in fiscal 2002. Interest income decreased in fiscal 2003 due to lower prevailing interest rates driven by the Federal Reserve cuts to the federal funds rate and lower cash and investment balances.

FISCAL 2002
Interest income in fiscal 2002 was $12.2 million compared to $15.1 million in fiscal 2001. The decrease in interest income in fiscal 2002 was due to lower prevailing interest rates, driven by the Federal Reserve cuts to the federal funds rate.


INCOME TAX EXPENSE

FISCAL 2003
The effective combined domestic income tax rate for fiscal 2003 was 0%. Income tax expense of $0.25 million was incurred due to taxes on our foreign subsidiaries. This rate is lower than the 24.9% effective rate and $6.8 million income tax benefit in fiscal 2002 due primarily to the non-recognition of U.S. tax benefits on the domestic net operating losses and tax credits.

FISCAL 2002
The effective combined income tax rate for fiscal 2002 was 24.9% and resulted in an income tax benefit of $6.8 million. This rate is lower than the 33.2% effective rate and $17.4 million income tax provision in fiscal 2001 due primarily to the non-recognition of U.S. tax benefits on the domestic net operating losses.


LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations to date through sales of equity and debt securities, bank borrowings, capital equipment leases and revenue from product sales. Through public and Rule 144A securities offerings, we have raised approximately $462.0 million, net of offering expenses. As of March 31, 2003, we had working capital of approximately $315.1 million, including $164.4 million in cash and cash equivalents, compared to working capital at March 31, 2002 of $421.1 million, including $157.6 million in cash and cash equivalents.

Operating activities in fiscal 2003 provided cash of $52.0 million, compared to $69.1 million provided in fiscal 2002. This decrease was primarily attributable to $11.9 million of cash used from changes in gross inventories in fiscal 2003 due to revenue growth and higher cost of more complex, highly integrated multi-chip module power amplifiers, compared to $27.0 million cash provided from changes in gross inventories in fiscal 2002. The cash provided in fiscal 2002 resulted from an increased focus on supply chain management through implementation of new planning strategies and an inventory management team that has decreased the need to build inventory to meet delivery schedules. The cash used in inventory in fiscal 2003 was partially offset by an increase provided by the change in net (loss) income of $11.2 million and adjustments to reconcile net (loss) income for non-cash operating items. The non-cash operating items increased cash provided from operating activities by $10.1 million year-over-year due to increases in depreciation, amortization, and acquired in-process research and development cost.

Cash used in investing activities in fiscal 2003 was $48.2 million, compared to $183.6 million used in fiscal 2002. Uses of cash in fiscal 2003 included purchases of securities available for sale of $261.2 million, purchases of capital equipment and leasehold improvements of $137.0 million and purchases of other investments totaling $30.0 million. Proceeds from maturities of securities provided cash of $354.8 million, partially offsetting the cash used. The year-over-year decrease is primarily attributable to the increase in proceeds from maturities of securities and net cash acquired of $25.3 million from the merger with Resonext.

In fiscal 2003, financing activities provided $2.9 million in cash, compared to $6.1 million of cash provided by financing activities in fiscal 2002. This decrease was primarily attributable to the decrease in proceeds from the exercise of stock options, warrants and employee stock purchases.



COMMITMENTS

The  following  table  summarizes  our  contractual   payment   obligations  and
commitments (in thousands):

                                                          PAYMENT OBLIGATIONS BY FISCAL YEAR ENDING MARCH 31,
                                     -----------------------------------------------------------------------------------------------
                                           2004         2005           2006          2007       2008       THEREAFTER        TOTAL
                                     ------------  -----------    ----------- ------------- -----------   -----------   ------------
Capital commitments                     $ 13,822      $   --        $   --        $   --        $   --        $   --        $ 13,822
Capital leases                             1,079           617            84          --            --            --           1,780
Operating leases                           8,701         6,760         5,981         5,187         4,625        26,390        57,644
Convertible debt                          11,250        11,250       305,625          --            --            --         328,125
Short-term note payable                   30,000          --            --            --            --            --          30,000
                                        --------      --------      --------      --------      --------      --------      --------
Total                                   $ 64,852      $ 18,627      $311,690      $  5,187      $  4,625      $ 26,390      $431,371
                                        ========      ========      ========      ========      ========      ========      ========

CAPITAL COMMITMENTS
At March 31, 2003, we had long-term capital commitments of approximately $13.8 million, consisting of approximately $7.0 million for equipment related to the six-inch wafer project, $4.0 million related to equipment for our molecular beam epitaxy (MBE) facility, approximately $1.0 million for equipment in our second wafer fabrication facility, approximately $0.5 million for equipment in our test and tape and reel facility in Greensboro, North Carolina, and the remainder for general corporate requirements. We entered into a strategic alliance with Agere Systems Inc. (Agere) in May 2001, pursuant to which we agreed to invest approximately $58.0 million over two years to upgrade manufacturing clean room space and purchase semiconductor manufacturing equipment to be deployed within Agere's Orlando, Florida manufacturing facility, of which $16.4 million had been invested as of March 31, 2003. On January 23, 2002, Agere announced that it was seeking a buyer for its Orlando wafer fabrication operation. We currently do not intend to make any additional investments in equipment under this arrangement. We recently reopened discussions with Agere in order to resolve all remaining issues between the parties under the alliance documents, including the refund to us of amounts previously invested under our agreements with Agere. These discussions are at an early stage and we currently cannot predict the outcome or financial or other effects of these discussions.


CAPITAL LEASES
We have 33 capital leases with five equipment financing companies under which we have financed the cost of capital equipment and leasehold improvements. We have financed an aggregate of $4.3 million of leased property under these facilities. Lease terms range from 12 months to 60 months with effective interest rates ranging from 7.0% to 11.0%. Total minimum future lease payments under these capital leases (excluding interest) as of March 31, 2003 were $1.8 million. In fiscal 2003, we recorded $3.2 million in lease amortization related to capital leases.


OPERATING LEASES
We lease  our  corporate  headquarters  facility,  our first  wafer  fabrication facility,  our MBE facility and other  facilities  through  several  third party operating leases. At March 31, 2003, we had minimum future lease payments of approximately $54.7 million related to facility operating leases and approximately $2.9 million related to equipment operating leases. In fiscal 2003, we recorded $21.0 million in rent expense under operating leases.

During  fiscal  2001,  we  completed   the   sale-leaseback   of  our  corporate
headquarters building, generating $13.0 million in cash. The sale-leaseback is for a fifteen-year term with two ten-year options to renew.


SYNTHETIC LEASE
In August 1999, as modified effective December 1999 and August 2001, we entered into a $100.0 million synthetic lease with a financial institution. A synthetic lease is an asset-based financing structured to be treated as an operating lease for accounting purposes, but as a capital lease for tax purposes. On November
19, 2002, we terminated the remaining amount of the synthetic lease, and purchased the underlying assets for $84.5 million, with available cash on hand.

In fiscal 2001, we entered into an interest rate swap cash flow hedge to reduce the impact of interest rate changes under the lease on our results of operations. The carrying value of the derivative financial instrument was reflected in our balance sheet at its fair value and was included in other long-term liabilities and accumulated other comprehensive loss. After the termination of the synthetic lease, the swap was no longer eligible for hedge accounting and was removed from our balance sheet as of December 31, 2002. The retired amount of the interest rate swap was $7.8 million and was settled on November 21, 2002.


CONVERTIBLE DEBT
During fiscal 2001, we completed the private placement of $300.0 million aggregate principal amount of 3.75% convertible subordinated notes due 2005 calendar year, which included the exercise by the initial purchasers of the notes of their option to purchase an additional $50.0 million principal amount of the notes. The net proceeds from this offering were $291.3 million and have been and will be used for general corporate purposes, including capital expenditures and working capital. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, products or technologies if the opportunity arises. In fiscal 2003, we paid interest of $11.3 million on these notes.


SHORT-TERM NOTE PAYABLE
We entered into a strategic relationship with Jazz Semiconductor (Jazz) in October 2002. Under the arrangement, we obtained a committed, lower cost source of supply for wafers fabricated utilizing Jazz's silicon manufacturing processes. Pursuant to the relationship, we agreed to invest approximately $60.0 million in Jazz. We transferred $30.0 million in cash in fiscal 2003 and expect to pay the remaining $30.0 million in the third quarter of fiscal 2004. We currently have sufficient liquidity to pay the remaining $30.0 million.


FUTURE SOURCES OF FUNDING
Our future capital requirements may differ materially from those currently anticipated and will depend on many factors, including, but not limited to, market acceptance of our products, volume pricing concessions, capital improvements, technological advances and our relationships with suppliers and customers. We believe our cash requirements will be adequately met from normal operating results during fiscal 2004. A decrease in demand for our products, however, could result in operating cash flows being insufficient to meet our needs. If existing resources and cash from operations are not sufficient to meet our future requirements or if we perceive conditions to be favorable, we may seek additional debt or equity financing or additional credit facilities. We filed a $500.0 million shelf registration statement providing for the offering from time to time of debt securities, common stock, preferred stock, depositary shares, warrants and subscription rights with the Securities and Exchange Commission on April 4, 2002. We do not, however, currently have any plans to issue any securities under this registration statement. We cannot be sure that any additional equity or debt financing will not be dilutive to holders of our common stock. Further, we cannot be sure that additional equity or debt financing, if required, will be available on favorable terms.



QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

 SHORT-TERM AND LONG-TERM INVESTMENTS
Our investments in short-term and long-term investments are classified as available-for-sale securities and are comprised of corporate debt securities, U.S. government/agency securities, equity securities, municipal securities and investments in privately held companies, in accordance with an investment policy approved by the Board of Directors. Classified as available-for-sale, all of these investments are held at fair value. Although we manage investments under an investment policy, economic, market and other events may occur, which we cannot control. Although the risks are minimal, fixed rate securities may have their fair value adversely impacted because of changes in interest rates and credit ratings. Due in part to these factors, our future investment income may fall short of expectations because of changes in interest rates or we may suffer principal losses if we were to sell securities that have declined in value because of changes in interest rates or issuer credit ratings. We do not hold or issue derivatives, derivative commodity instruments or other financial instruments for trading speculative purposes.


CONVERTIBLE DEBT AND CAPITAL LEASE OBLIGATIONS
Our convertible subordinated notes due 2005 have a fixed interest rate of 3.75%. Consequently, we do not have significant interest rate cash flow exposure on our long-term debt. However, the fair value of the convertible subordinated notes is subject to significant fluctuations due to their convertibility into shares of our stock and other market conditions. The fair value of these convertible subordinated notes is also sensitive to fluctuations in the general level of the U.S. interest rates. We would be exposed to interest rate risk, if we used additional financing to fund capital expenditures. The interest rate that we may be able to obtain on financings will depend on market conditions at that time and may differ from the rates we have secured in the past.

Our capital lease obligations have fixed interest rates and the fair value of these instruments is affected by changes in market interest rates. As a result, we believe that the market risk arising from holdings of our financial instruments is not material.


FOREIGN CURRENCY RISK
We have limited exposure to currency exchange fluctuations, as we manage the sensitivity of our international sales, purchases of raw materials and equipment by denominating most transactions in U.S. dollars. We have recently completed the establishment of an operation in Beijing, China where sales domestically in China are denominated in Renminbi. The currency exchange rate fluctuations in Renminbi are immaterial to our overall operating results and cash flows. We do not currently engage in foreign currency hedging transactions.



                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)


                                                                                 MARCH 31,
                                                                            2003          2002
 ASSETS                                                                 ------------------------
Current assets:
   Cash and cash equivalents                                             $ 164,422    $ 157,648
   Short-term investments (NOTE 3)                                          92,187      186,526
   Accounts receivable, less allowance of $1,078
     and $1,134 as of March 31, 2003 and 2002,                              66,849       56,373
     respectively
   Inventories (NOTE 4)                                                     57,781       38,734
   Recoverable income taxes                                                  6,330       10,786
   Prepaid expenses                                                          3,228        2,594
   Other current assets                                                      1,824        3,309
                                                                        ------------------------
Total current assets                                                       392,621      455,970

Property and equipment:
   Land                                                                      3,206        1,452
   Building                                                                 61,787         --
   Machinery and equipment                                                 260,815      185,281
   Leasehold improvements                                                   69,928       67,908
   Furniture and fixtures                                                    8,791        7,682
   Computer equipment and software                                          16,343       12,647
                                                                        ------------------------
                                                                           420,870      274,970
   Less accumulated depreciation                                          (128,968)     (84,209)
                                                                        ------------------------
                                                                           291,902      190,761
   Construction in progress                                                 20,111       30,918
                                                                        ------------------------
Total property and equipment, net                                          312,013      221,679

Goodwill (NOTES 2 & 7)                                                     110,006       34,525
Intangible assets (NOTE 2)                                                  56,486       11,754
Long-term investments (NOTES 2 & 3)                                         59,440        2,797
Other non-current assets                                                     2,259        2,275
                                                                        ------------------------
Total assets                                                             $ 932,825    $ 729,000
                                                                        ========================

SEE ACCOMPANYING NOTES.



                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                                 MARCH 31,
                                                                            2003         2002
                                                                       ------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                     $  26,694    $  16,909
   Accrued liabilities                                                     20,185       14,690
   Jazz investment payable                                                 29,604         --
   Current obligations under capital leases (NOTE 8)                        1,057        3,319
                                                                      ------------------------
Total current liabilities                                                  77,540       34,918

Long-term debt, net of unamortized discount of $4,135 and $5,752 as
   of March 31, 2003 and 2002, respectively (NOTE 9)                      295,865      294,248
Obligations under capital leases, less current portion (NOTE 8)               611          169
Other long-term liabilities (NOTE 5)                                        1,409        9,980
                                                                      ------------------------
Total liabilities                                                         375,425      339,315

Shareholders' equity:
   Preferred stock, no par value; 5,000 shares authorized; no shares
     issued and outstanding                                                  --           --
   Common stock, no par value; 500,000 shares authorized; 183,958 and
     167,768 shares issued and outstanding as of March 31, 2003 and
     2002, respectively                                                   441,077      279,924
   Additional paid-in capital                                              73,454       64,665
   Deferred compensation                                                  (18,700)     (19,652)
   Accumulated other comprehensive income (loss), net of  tax                  95       (6,061)
   Retained earnings                                                       61,474       70,809
                                                                       ------------------------
Total shareholders' equity                                                557,400      389,685
                                                                       ------------------------
Total liabilities and shareholders' equity                              $ 932,825    $ 729,000
                                                                       ========================

SEE ACCOMPANYING NOTES.



                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        YEAR ENDED MARCH 31,
                                                  2003         2002         2001
                                             ------------------------------------
Revenue:
   Product sales                              $ 506,805    $ 367,387    $ 333,203
   Engineering revenue                            1,014        1,921        2,161
                                             ------------------------------------
Total revenue                                   507,819      369,308      335,364

Costs and expenses:
   Cost of goods sold                           325,168      248,965      181,801
   Research and development                     101,736       74,445       60,340
   Marketing and selling                         36,833       28,993       28,450
   General and administrative                    18,364       14,224       13,495
   Other operating expenses (NOTE 10)            13,961       14,085        4,607
   Impairment of long-lived assets (NOTE 6)        --          6,801         --
                                             ------------------------------------
Total costs and expenses                        496,062      387,513      288,693
                                             ------------------------------------
Income (loss) from operations                    11,757      (18,205)      46,671

Interest expense                                (24,433)     (17,195)      (9,346)
Interest income                                   5,545       12,166       15,065
Other (expense) income, net                      (1,954)      (4,179)          19
                                             ------------------------------------
(Loss) income before income taxes                (9,085)     (27,413)      52,409

Income tax (expense) benefit                       (250)       6,829      (17,435)
                                             ------------------------------------
Net (loss) income                             $  (9,335)   $ (20,584)   $  34,974
                                             ====================================
Net (loss) income per share:
   Basic                                      $   (0.05)   $   (0.12)   $    0.22
                                             ====================================
   Diluted                                    $   (0.05)   $   (0.12)   $    0.20
                                             ====================================

Shares used in per share calculation:
   Basic                                        172,706      165,827      161,820
                                             ====================================
   Diluted                                      172,706      165,827      173,216
                                             ====================================


SEE ACCOMPANYING NOTES.



                     RF MICRO DEVICES, INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)



                                                                                                    ACCUMULATED
                                                                                                      OTHER
                                                             COMMON STOCK      ADDITIONAL           COMPREHENSIVE
                                                           -------------------- PAID-IN   DEFERRED    (LOSS)     RETAINED
                                                            SHARES   AMOUNT     CAPITAL COMPENSATION  INCOME     EARNINGS     TOTAL
                                                           -------------------------------------------------------------------------
Balance, March 31, 2000                                     160,209  $229,275  $ 26,019   $ (8,560)  $  --     $ 56,419   $ 303,153
   Comprehensive income:
     Net income                                                --        --        --         --        --       34,974      34,974
     Unrealized loss on marketable
       securities, net of tax                                  --        --        --         --        (223)      --          (223)
                                                           -------------------------------------------------------------------------
     Total comprehensive income                                --        --        --         --        (223)    34,974      34,751
                                                           -------------------------------------------------------------------------
   Exercise of warrants for related party
     technology license                                         500    10,001      --         --        --         --        10,001
   Issuance of restricted stock awards                         --        --       7,946     (7,946)     --         --          --
   Exercise of stock options                                  2,822     5,028      --         --        --         --         5,028
   Issuance of common stock in connection with
     Employee Stock Purchase Plan                               179     2,626      --         --        --         --         2,626
   Tax benefit from the exercise of stock options              --        --      19,231       --        --         --        19,231
   Amortization of deferred compensation                       --        --        --        1,708      --         --         1,708
                                                           -------------------------------------------------------------------------
Balance, March 31, 2001                                     163,710  $246,930  $ 53,196   $(14,798)  $  (223)  $ 91,393   $ 376,498
   Comprehensive loss:
     Net loss                                                  --        --        --         --        --      (20,584)    (20,584)
     Unrealized loss on marketable
       securities, net of tax                                  --        --        --         --         (48)      --           (48)
     Reclassification adjustment
       for realized investment
       gains, net of tax                                       --        --        --         --         312       --           312
     Unrealized loss on cash flow,
       hedge,net of tax                                        --        --        --         --      (6,003)      --        (6,003)
     Foreign currency translation
       adjustment                                              --        --        --         --         (99)      --           (99)
                                                           -------------------------------------------------------------------------
     Total comprehensive loss                                  --        --        --         --      (5,838)   (20,584)    (26,422)
                                                           -------------------------------------------------------------------------
   Expiration of warrants for related
     party technology license                                  --        --      (4,803)      --        --         --        (4,803)
   Issuance of restricted stock awards                         --        --       7,332     (7,332)     --         --          --
   Exercise of stock options                                  2,630     7,875      --         --        --         --         7,875
   Issuance of common stock in connection with
     Employee Stock Purchase Plan                               269     3,157      --         --        --         --         3,157
   Issuance of common stock in connection with
     RF Nitro merger                                          1,159    21,962       562       (410)     --         --        22,114
   Tax benefit from the exercise of stock options              --        --       8,378       --        --         --         8,378
   Amortization of deferred compensation                       --        --        --        2,888      --         --         2,888
                                                           -------------------------------------------------------------------------
Balance, March 31, 2002                                     167,768   279,924    64,665    (19,652)   (6,061)    70,809     389,685
   Comprehensive loss:
     Net loss                                                  --        --        --         --        --       (9,335)     (9,335)
     Unrealized loss on marketable
       securities,net of tax                                   --        --        --         --        (499)      --          (499)

     Reclassification adjustment for
       realized investment gains, net of tax                   --        --        --         --         497       --           497
     Unrealized loss on cash flow
       hedge, net of tax                                       --        --        --         --      (1,752)      --        (1,752)
     Reclassification of realized loss due
       to change in fair value of cash flow
       hedge                                                   --        --        --         --       7,755       --         7,755
     Foreign currency translation adjustment                   --        --        --         --         155       --           155
                                                           -------------------------------------------------------------------------
     Total comprehensive loss                                  --        --        --         --       6,156     (9,335)     (3,179)
                                                           -------------------------------------------------------------------------
   Issuance of restricted stock awards                         --        --       1,959     (1,959)     --         --           --
   Accelerated vesting of options                              --        --         500       (500)     --         --           --
   Cancellation of retired employees'
     restricted awards                                         --        --      (1,519)     1,519      --         --           --
   Exercise of stock options                                  2,240     3,352      --         --        --         --         3,352
   Issuance of common stock in connection with
     Employee Stock Purchase Plan                               612     3,272      --         --        --         --         3,272
   Issuance of common stock in connection with
     Resonext merger                                         13,338   154,529     7,715     (3,645)     --         --       158,599
   Tax benefit from unrealized gain on investment              --        --         134       --        --         --           134
   Amortization of deferred compensation                       --        --        --        5,537      --         --         5,537
                                                           -------------------------------------------------------------------------
Balance, March 31, 2003                                     183,958  $441,077  $ 73,454   $(18,700)  $    95   $ 61,474   $ 557,400
                                                           -------------------------------------------------------------------------

SEE ACCOMPANYING NOTES.



                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                            YEAR ENDED MARCH 31,

                                                                                       2003         2002          2001
                                                                               -----------------------------------------------------
OPERATING ACTIVITIES:

Net (loss) income                                                                  $  (9,335)    $ (20,584)    $  34,974
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
     Depreciation                                                                     45,516        34,989        29,289
     Amortization                                                                      6,982         4,742         1,675
     Acquired in-process research and development cost                                10,500          --            --
     Impairment of long-lived assets                                                    --           6,801          --
     Loss on disposal of building and equipment                                        1,685           125           114
     Loss from other-than-temporary decline of long-term investment                    1,801         3,984          --
     Tax benefit from exercise of employee stock options                                --           8,378        19,231
     Amortization of deferred compensation                                             5,538         2,888         1,708
     Changes in operating assets and liabilities:
       Accounts receivable                                                           (10,329)      (17,705)       21,175
       Inventories                                                                   (18,818)       32,736       (32,626)
       Deferred tax asset                                                               --           9,028        (3,257)
       Prepaid expenses and other current and non-current assets                       1,282        (3,093)       (1,698)
       Accounts payable                                                                9,501         1,456          (706)
       Accrued liabilities                                                             3,565         4,728           273
       Income taxes payable/recoverable income taxes                                   4,558        17,691       (27,681)
       Non-current deferred tax liability                                               --         (19,471)       13,889
       Other long-term liabilities                                                      (473)        2,377          --
                                                                                ----------------------------------------------------
Net cash provided by operating activities                                             51,973        69,070        56,360

INVESTING ACTIVITIES:

Purchase of held-to-maturity securities                                                 --            --        (108,764)
Proceeds from maturities of held-to-maturity securities                                 --          17,950        66,875
Purchase of available-for-sale securities                                           (261,238)     (309,292)         --
Proceeds from maturities of available-for-sale securities                            354,762       177,343          --
Purchase of other investments                                                        (30,000)         --          (5,000)
Purchase of businesses, net of cash acquired                                          25,257       (17,838)         --
Purchase of property and equipment                                                  (136,982)      (51,927)      (89,742)
Proceeds from sale of property and equipment                                              11           256        13,022
Purchase of technology licenses                                                         --            (130)         (135)
                                                                                ----------------------------------------------------
Net cash used in investing activities                                                (48,190)     (183,638)     (123,744)

FINANCING ACTIVITIES:

Proceeds from convertible debt offering, net of debt issuance costs of
   $442 and discount of $8,250                                                          --            --         291,308
Proceeds from exercise of stock options, warrants and employee stock                   6,623        11,032        17,655
   purchases

Repayment of capital lease obligations                                                (3,679)       (4,892)       (4,459)
                                                                                ----------------------------------------------------
Net cash provided by financing activities                                              2,944         6,140       304,504

Net  increase (decrease) in cash and cash equivalents                                  6,727      (108,428)      237,120
Cash and cash equivalents at beginning of year                                       157,648       266,076        28,956
Effect of exchange rate changes on cash                                                   47          --            --
                                                                                ----------------------------------------------------
Cash and cash equivalents at end of year                                           $ 164,422     $ 157,648     $ 266,076
                                                                                ====================================================


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest                                             $  22,382       $15,851     $   6,734
                                                                                ====================================================
Cash paid during the year for income taxes                                         $       9     $      30     $  16,371
                                                                                ====================================================



NON-CASH INVESTING AND FINANCING ACTIVITIES:
Stock issued in connection with business combinations, net of cash received        $ 133,342     $  22,114     $    --
Jazz investment payable                                                               30,000          --            --
Other comprehensive income (loss)                                                      6,156        (5,838)         (223)
FIN44 deferred compensation for business combination                                   3,645           410          --
Issuance of restricted stock                                                           1,959         8,148         7,946
Retirement of restricted stock                                                        (1,518)         (816)         --
Acceleration of options                                                                  500          --            --
Expiration of stock warrant for technology license                                      --           4,803          --

SEE ACCOMPANYING NOTES.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2003

1.       COMPANY INFORMATION

RF Micro Devices, Inc. (the Company) designs, develops, manufactures and markets proprietary radio frequency integrated circuits (RFICs) for wireless communications products and applications. As such, the Company operates as a single business segment. The Company's products are primarily included in cellular phones, base stations, wireless local area networks (WLAN), cable television modems and global positioning systems (GPS). The Company derives revenue from the sale of standard and custom-designed products. The Company offers a broad array of products -- including amplifiers, mixers, modulators/demodulators and single chip transmitters, receivers and transceivers -- that represent a substantial majority of the RFICs required in wireless subscriber equipment. These RFICs perform the transmit and receive functions that are critical to the performance of wireless devices.

The Company addresses the various wireless markets by a product delivery strategy called OPTIMUM TECHNOLOGY MATCHING(R). This product delivery strategy utilizes multiple distinct semiconductor process technologies: aluminum gallium arsenide (AlGaAs) (also referred to as gallium arsenide (GaAs)), heterojunction bipolar transistor (HBT), silicon bipolar transistor, silicon complementary metal-oxide-semiconductor (CMOS), silicon BiCMOS (integration of bi-polar transistors and CMOS), silicon germanium (SiGe) BiCMOS, GaAs metal-semiconductor field-effect transistor (MESFET), and indium gallium phosphide (InGaP) HBT. The Company is also actively developing and evaluating the development of integrated circuits utilizing gallium nitride (GaN) and GaAs pseudomorphic high electron mobility transistor (pHEMT). The approach to using multiple semiconductor process technologies allows the Company to offer customers products that fulfill their performance, cost and time-to-market requirements.

During fiscal 2002, the Company merged with RF Nitro Communications, Inc. (RF Nitro), a privately held company with advanced materials and products in broadband wireless and wireline (fiber-optic) markets. As a result of the $25.1 million merger, the Company gained access to advanced compound semiconductor processes, such as GaN, as well as additional resources to conduct advanced research on this and other technologies. Additionally in fiscal 2002, the Company acquired the global positioning system (GPS) development operation of International Business Machines Corp. (IBM) for $15 million in cash. The acquisition provides the Company with advanced GPS technology and access to IBM's chipscale packaging technology. The GPS development operation was the first to introduce GPS solutions using SiGe, which reduces size, power consumption and noise figure, and enables higher levels of integration.

In December 2002, the Company completed the merger with Resonext Communications, Inc. (Resonext), a privately held company providing, highly integrated CMOS WLAN solutions for 802.11a and multi-band (802.11a/b/g) platforms. The merger with Resonext expands the Company's total addressable market and is expected to complement the Company's growing presence in 802.11b products. Resonext provides highly integrated two-chip CMOS solutions for 5GHz and dual band WLAN platforms.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.


ACCOUNTING PERIODS
The Company uses a 52- or 53-week fiscal year ending on the Saturday closest to March 31 of each year. The most recent three fiscal years ended on March 29, 2003, March 30, 2002 and March 31, 2001. Fiscal years 2003 and 2002 were 52-week years and fiscal year 2001 was a 53-week year. For purposes of financial statement presentation, each fiscal year is described as having ended on March 31.


RECLASSIFICATIONS
Certain amounts in the March 31, 2002 and 2001 consolidated financial statements have been reclassified to conform to the March 31, 2003 presentation. These reclassifications had no effect on net (loss) income or shareholders' equity as previously reported.


FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying values of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and other accrued liabilities approximate fair values as of March 31, 2003 and 2002. The Company's convertible subordinated notes had a fair value of $274.9 million and $255.2 million as of March 31, 2003 and March 31, 2002, respectively, on the Private Offerings, Resale and Trading through Automated Linkages (PORTAL) Market compared to the carrying amounts of $295.9 million and $294.3 million on such dates, respectively


USE OF ESTIMATES
The  preparation  of  consolidated   financial  statements  in  conformity  with
accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company makes estimates for the allowance for doubtful accounts, inventory reserves, warranty reserves, income tax valuation, investment impairments, impairments of goodwill, long-lived assets and other financial statement amounts on a regular basis and makes adjustments based on historical experiences and existing and expected future conditions. Actual results could differ from these estimates.


CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of demand deposit accounts, money market funds and temporary, highly liquid investments with original maturities of three months or less when purchased.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS (CONTINUED)

INVESTMENTS

SHORT-TERM
Investments are accounted for in accordance with Statement of Financial Accounting Standards No. 115 (SFAS 115), "Accounting for Certain Investments In Debt and Equity Securities." Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold to maturity; securities are classified as trading securities when the Company buys and holds principally for the purpose of selling in the near term; and all other securities are classified as available-for-sale. The Company currently does not hold any trading or held-to-maturity securities.

Investments available-for-sale at March 31, 2003 consisted of corporate debt securities, U.S. government/agency securities, equity and municipal securities. All securities had original maturities of less than one year when purchased. Investments available-for-sale at March 31, 2002 consisted of corporate debt securities, U.S. government/agency securities, equity securities, municipal securities and a foreign government security. Available-for-sale securities are carried at fair value as determined by quoted market prices, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders' equity in accordance with SFAS 115. The cost of securities sold is based on the specific identification method and any realized gain or loss is included in other (expense) income. The amortized cost of debt securities is adjusted for amortization of premium and accretion of discounts and is included as a portion of interest. The Company monitors investments for impairment and records other-than-temporary declines in value if the market value is estimated to be below its cost basis for an extended period or the issuer has experienced significant financial difficulties. During fiscal 2003, the Company recorded a $0.5 million charge for the impairment of a public equity security, which represents management's best estimate of an other-than-temporary decline in value based on historical and current market prices.

LONG-TERM
The Company has an investment in the equity of a privately held company, originally valued at $5.0 million. The investment represents less than 5%
ownership, and the Company does not have the ability to exercise significant influence in the management of the investee company. This investment was carried at its original cost and accounted for using the cost method of accounting for investments in accordance with Accounting Principles Board Opinion No. 18, (APB
18) "The Equity Method of Accounting for Investments in Common Stock." The Company monitors this investment for impairment and recognizes other-than-temporary declines in value if the market value is estimated to be below its cost basis for an extended period or the issuer has experienced significant financial difficulties. During fiscal 2002, the Company recorded a $3.6 million charge for the impairment of this investment, which represents management's best estimate of an other-than-temporary decline in value. The charge was included in other (expense) income, net. During fiscal 2003, the Company recorded an additional $1.3 million charge for impairment of this investment, which represents management's best estimate of an other-than-temporary decline in value. As of March 31, 2003 this investment is valued at $0.05 million.

On October 15, 2002, the Company entered into a strategic relationship with Jazz Semiconductor, Inc. (Jazz), a privately-held, radio frequency (RF) and mixed-signal silicon wafer foundry, for silicon manufacturing and development. Under the arrangement, the Company obtained a committed, lower cost source of supply for wafers fabricated utilizing Jazz's silicon manufacturing processes. In addition, the Company will collaborate with Jazz on joint process development and the optimization of these processes for fabrication of next-generation silicon RFICs. As part of its strategic relationship with Jazz, the Company agreed to invest approximately $60.0 million in Jazz, $30.0 million of which was invested in October 2002 and $30.0 million of which is payable in the third quarter of fiscal 2004. The investment represents a minority interest in Jazz operations, and the Company has one seat on the board of directors out of nine; accordingly, the Company does not believe it will have the ability to exercise significant influence over the management of Jazz operations. This investment is carried at its original cost and accounted for using the cost method of accounting for investments in accordance with APB 18.

In making impairment determinations for investments of privately held companies and investments of available-for-sale securities, the Company utilizes certain assumptions, including, but not limited to each company's cash position, financing needs, earnings, revenue outlook, operational performance, management or ownership changes as well as competition. In making impairment determinations for investments of available-for-sale securities, the Company additionally reviews the current market price for other-than-temporary decline in values.

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


PROPERTY AND EQUIPMENT
Property and equipment are stated at cost. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from three to 20 years. The Company's assets acquired under capital leases and leasehold improvements are amortized over the lesser of the asset life or lease term and included in depreciation.


INTANGIBLES AND GOODWILL
Intangibles consist primarily of technology licenses and assets resulting from business combinations. Technology licenses are amortized on a straight-line basis over the lesser of the estimated useful life of the technology or the term of the license agreement, ranging from five to 20 years. Acquired product technology and other intangible asset costs are also amortized on a straight-line basis over the estimated useful life, ranging from one to ten years. In fiscal 2003, the Company acquired $47.6 million of product technology related to the Resonext merger (SEE NOTE 7). The following summarizes certain information regarding gross carrying amounts and amortization of intangibles (in thousands):

                                                       MARCH 31, 2003                       MARCH 31, 2002
                                               --------------------------------    ---------------------------------
                                                   GROSS                               GROSS
                                                  CARRYING        ACCUMULATED         CARRYING         ACCUMULATED
                                                   AMOUNT         AMORTIZATION         AMOUNT          AMORTIZATION
                                                ------------    ----------------    ------------    -----------------
Intangible Assets:
  Technology licenses                              $ 11,980             $ 3,302        $ 11,980              $ 2,503
  Acquired product technology and other              50,579               2,771           2,680                  403
---------------------------------------------------------------------------------------------------------------------
Total                                              $ 62,559             $ 6,073        $ 14,660              $ 2,906
=====================================================================================================================


Intangible asset amortization expense was $3.2 million, $1.5 million and $1.1 million in fiscal 2003, 2002 and 2001, respectively. The following table provides the Company's estimated future amortization expense based on current amortization periods for the periods indicated (in thousands):

                                                             ESTIMATED
                    YEAR ENDING MARCH 31,              AMORTIZATION EXPENSE
                    ----------------------          ------------------------
                           2004                                $   6,832
                           2005                                    6,147
                           2006                                    6,147
                           2007                                    5,865
                           2008                                    5,249

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS (CONTINUED)

The Company assesses the recoverability of its intangibles and other assets by determining its ability to generate future cash flows sufficient to recover the unamortized balances over the remaining useful lives. Intangibles and other assets determined to be unrecoverable based on future cash flows would be written off in the period in which the determination was made as required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142) and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS
144).

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed in a business combination. SFAS 142 eliminates the amortization of goodwill and instead requires that the goodwill be evaluated for impairment on an annual basis, or whenever events indicate impairment may have occurred. In accordance with SFAS 142, the Company evaluated its goodwill and found no indication of impairment in fiscal 2003. The methods used to evaluate goodwill included two generally accepted valuation methodologies: the income approach - discounted cash flows, and the market approach - enterprise value and guideline company analysis. Newly acquired goodwill determinations are based on independent appraisals.

The following summarizes information regarding the gross carrying amount of goodwill (in thousands):


                                          MARCH 31, 2003        MARCH 31,  2002
                                         ----------------      ----------------
                                             GROSS                   GROSS
                                            CARRYING               CARRYING
                                             AMOUNT                 AMOUNT
                                         ----------------        -------------
     Resonext goodwill (NOTE 7)                $  75,481             $    -
     RF Nitro goodwill                            19,379               19,379
     GPS goodwill                                 15,146               15,146
     --------------------------------    ----------------        -------------
     Total                                     $ 110,006             $ 34,525
     ================================    ================        =============


REVENUE RECOGNITION
Revenue from product sales is recognized when the title, and risk and rewards of product ownership, is transferred. The Company also enters into engineering agreements with certain customers relating to the development of customer specific applications. Revenue is recognized for engineering contracts as it is earned.

The Company's products generally carry 12 to 27 month warranties against defects depending on the specific type of product. The Company provides for estimated warranty costs in the period the related sales are made based on historical experience, as well as an assessment of the overall risk.


SHIPPING AND HANDLING COST
The Company recognizes amounts billed to a customer in a sale transaction related to shipping and handling as revenue. The costs incurred by the Company for shipping and handling are classified as cost of goods sold.


RESEARCH AND DEVELOPMENT
The Company charges all research and development costs to expense as incurred.


ADVERTISING COSTS
The Company expenses advertising costs as incurred. The Company recognized advertising expense of $1.0 million for each of the fiscal years ended March 31, 2003, 2002 and 2001.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS (CONTINUED)

INCOME TAXES
The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). Under SFAS 109, the liability method is used in accounting for income taxes, and deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities.


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

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) provides an alternative to APB 25 in accounting for stock-based compensation issued to employees. SFAS 123 provides for a fair value based method of accounting for employee stock options and similar equity instruments. Companies that continue to account for stock-based compensation arrangements under APB 25 are required by SFAS 123 to disclose the pro forma effect on net (loss) income and net (loss) income per share as if the fair value based method prescribed by SFAS 123 had been applied. The Company has continued to account for stock-based compensation using the provisions of APB 25 and presents the information required by SFAS 123 as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" (SFAS 148).


PRO FORMA DISCLOSURES

Pro forma information regarding net (loss) income and net (loss) income per share is required by SFAS 123 as amended by SFAS 148, and has been determined as if the Company accounted for its employee stock options using the fair value method of SFAS 123 as amended by SFAS 148.

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                                       YEARS ENDED MARCH 31,
                                                    2003      2002      2001
                                                  --------  -------  --------
     Expected dividend yield                          --        --        --
     Risk-free interest rate                         3.7%      5.2%      4.8%
     Expected volatility                           102.2%    111.7%    125.5%
     Weighted average expected life                  7.6       8.3       8.5

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS (CONTINUED)

STOCK-BASED COMPENSATION (CONTINUED)

For purposes of pro forma disclosures, the estimated fair value of stock-based awards is amortized to expense over the awards' vesting periods. The weighted average fair value of options granted during fiscal years 2003, 2002 and 2001 was $7.28, $16.39 and $24.32, respectively. The pro forma stock-based compensation costs for fiscal 2002 and 2001 have been revised from amounts previously reported. The Company's pro forma information follows (in thousands, except per share data):

                                                                      YEAR ENDED MARCH 31,
                                                               2003          2002          2001
                                                       ------------------------------------------

      Net (loss) income, as reported                      $   (9,335)   $  (20,584)   $   34,974
      Non-cash stock-based compensation included in net
           (loss) income                                       5,537         2,888         1,708
            Pro forma stock-based compensation cost          (82,804)      (79,681)      (78,669)
                                                          ---------------------------------------
               Pro forma net (loss) income                $  (86,602)   $  (97,377)   $  (41,987)
                                                          =======================================

      Basic net (loss) income per share, as reported      $   (0.05)    $    (0.12)   $     0.22
                                                          ---------------------------------------
      Diluted net (loss) income per share, as reported    $   (0.05)    $    (0.12)   $     0.20
                                                          ---------------------------------------
      Pro forma basic net (loss) income per share         $   (0.50)    $    (0.59)   $    (0.26)
                                                          ---------------------------------------
      Pro forma diluted net (loss) income per share       $   (0.50)    $    (0.59)   $    (0.26)
                                                          ---------------------------------------



SALES AND ACCOUNTS RECEIVABLE
The Company operates as a single business segment engaged in the design and sale of integrated circuits. Revenues from significant customers, those representing 10% or more of total sales for the respective periods, are summarized as follows:

                                       YEAR ENDED MARCH 31,
                           2003             2002               2001
                      --------------- ------------------ ------------------
     Customer 1             45%             65%                53%
     Customer 2             14%              5%                 4%

Additionally, 27%, 56% and 40% of the Company's accounts receivable were due from customer one at March 31, 2003, 2002 and 2001, respectively. The Company's accounts receivable at March 31, 2001 included a balance from a second customer of 13%. At March 31, 2002 and March 31, 2003 the Company's accounts receivable did not include any balances from other customers greater than 10% of the accounts receivable balance.

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

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS (CONTINUED)


FOREIGN CURRENCY TRANSLATION
The financial statements of foreign subsidiaries have been translated into United States dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation". All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet dates. Income statement amounts have been translated using the average exchange rates for the respective years. The gains and losses resulting from the changes in exchange rates from year to year have been reported in accumulated other comprehensive income (loss) included in the consolidated statements of stockholders' equity.


IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" (SFAS 145). The Company adopted SFAS 145 for financial statements issued on or after May 15, 2002. Adoption of SFAS 145 did not have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS
146). SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and the Company will adopt SFAS 146 prospectively. The adoption of SFAS 146 did not have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

In October 2002, the FASB issued Statement of Financial Accounting Standards No. 147, " Acquisitions of Certain Financial Institutions- An Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" (SFAS 147). SFAS 147 is an industry specific standard and is not applicable to the Company; therefore, it did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (SFAS 148). SFAS 148 amends Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions in SFAS 123 and APB Opinion No. 28, "Interim Financial Reporting", to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The Company has adopted the disclosure provisions for interim periods beginning after March 31, 2003 and has adopted the annual financial reporting requirements in fiscal 2003. The Company's adoption of SFAS 148 did not have a significant impact on the Company's consolidated financial position, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). FIN 44 is the interpretation of Accounting Research Bulletin No. 51 "Consolidated Financial Statements," which addresses consolidation by business enterprises of variable interest entities. FIN 46 is effective immediately for all variable interest entities created after January 31, 2003 and effective for fiscal years beginning after June 15, 2003 for variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company will adopt FIN 46 in fiscal 2004. The adoption of FIN 46 is not expected to have a significant impact on our consolidated financial position, results of operations or cash flows.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

3.       INVESTMENTS

The following is a summary of available-for-sale securities at March 31, 2003 and March 31, 2002 (in thousands):

                                               AVAILABLE-FOR-SALE SECURITIES
                                      -------------------------------------------
                                                  GROSS        GROSS
                                                UNREALIZED  UNREALIZED   ESTIMATED
                                         COST     GAINS       LOSSES    FAIR VALUE
                                      --------  ----------  ----------  ----------
MARCH 31,  2003
U.S. government / agency securities   $ 10,992   $   4    $    --      $ 10,996
Corporate debt securities               79,808      44          (11)     79,841
Equity securities                          121    --           --           121
Municipal debt securities                1,350    --           --         1,350
                                     -------------------------------------------
                                      $ 92,271   $  48    $     (11)   $ 92,308
                                     ===========================================
MARCH 31,  2002
U.S. government / agency securities   $ 74,888   $  77    $     (57)   $ 74,908
Corporate debt securities               99,983      97          (39)    100,041
Equity securities                          617    --           (183)        434
Municipal debt securities               10,035    --             (1)     10,034
Foreign debt securities                  2,537      11         --         2,548
                                     -------------------------------------------
                                      $188,060   $ 185    $    (280)   $187,965
                                     ===========================================


The estimated fair value of available-for-sale securities was based on the prevailing market values on March 31, 2003 and March 31, 2002.

In addition to the available-for-sale securities above, the Company has an investment in the equity of a privately held company with a fair market value at March 31, 2002 of $1.4 million. At March 31, 2003, the Company has an investment in the equity of two privately held companies with a fair market value of $59.3 million, net of discount related to the note payable for the Jazz investment.

Debt securities held at March 31, 2003 are due within one year. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

4.       INVENTORIES

The components of inventories are as follows (in thousands):

                                      MARCH 31,
                                2003             2002
                        ----------------------------------
Raw materials               $  15,942        $  16,263
Work in process                30,174           26,136
Finished goods                 29,672           21,528
                        ----------------------------------
                               75,788           63,927
Inventory reserves            (18,007)         (25,193)
                        ----------------------------------
Total inventories           $  57,781        $  38,734
                        ==================================


5.       DERIVATIVE FINANCIAL INSTRUMENTS

On April 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). The standard establishes a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities.


FINANCIAL REPORTING POLICY
The Company used an interest rate swap agreement to effectively convert a $95.0 million notional amount of its variable rate synthetic lease to a fixed rate basis, thus reducing the impact of interest rate changes on future results of operations commencing April 2001 through November 2004. The interest rate swap was a cash flow hedge and was recorded on the consolidated balance sheet at its fair value of $6.0 million as of March 31, 2002, which was included in other long-term liabilities and comprehensive loss with no impact on earnings.

During fiscal 2002, the terms and provisions of the interest-rate swap and the $95.0 million hedged item (synthetic lease) exactly matched, enabling the Company to use the hypothetical method of accounting for derivatives as defined by SFAS 133. This hedge was an amortizing swap that was perfectly effective in offsetting changes in expected cash flows due to fluctuations in the variable interest rate over the term of the lease since the notional amount reduction exactly matched the principal reduction in the synthetic lease transaction. This agreement involved the receipt of the variable rate amounts in exchange for a fixed rate interest payment over the life of the agreement without exchange of the underlying notional amounts. The differential in rates resulted in cash to be paid or received and was recognized as an adjustment to interest expense or income for the reporting period.

On November 19, 2002, the Company terminated the remaining amount of the synthetic lease, and purchased the underlying assets for $84.5 million, with available cash on hand. As a result, the Company's interest rate swap cash flow hedge was no longer eligible for hedge accounting. The interest rate swap was valued at $7.8 million and was paid off on November 21, 2002 in connection with the synthetic lease termination. The termination of the interest rate swap was recognized as a loss for financial reporting purposes in the Company's consolidated statements of operations and was included as an expense in other (expense) income.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

6.       IMPAIRMENT OF LONG-LIVED ASSETS

On  April 1,  2002,  the  Company  adopted  Statement  of  Financial  Accounting
Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). SFAS 144 which supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of" (SFAS 121), establishes a single accounting model for long-lived assets to be disposed of by sale and resolves implementation issues related to SFAS 121. During the quarter ended June 30, 2001, the Company recognized an impairment charge totaling $6.8 million related to assets to be held and used, as well as to assets to be disposed of, which is presented on the consolidated statements of operations as "Impairment of long-lived assets."

During the quarter ended June 30, 2001, management identified a customer demand shift from microwave monolithic integrated circuits (MMICs) to more complex, highly integrated multi-chip module power amplifiers, which created an impairment of the $3.1 million carrying value for certain of the Company's MMIC gravity-fed test handling equipment. The impairment charge for the applicable equipment totaled $2.8 million, with a $0.3 million residual value remaining. During the first quarter of fiscal 2003, the Company determined that the plan of sale criteria pursuant to SFAS 144 had not been met for these assets. As a result, the assets were measured at the lower of the net carrying amount (reflecting accumulated depreciation and impairment loss) or the estimated fair value of $0.1 million and the assets were reclassified from "Assets to be Disposed of by Sale" to "Assets to be Held and Used".

The Company's management additionally made a decision during the quarter ended June 30, 2001 to outsource module production packaging and transition the Company's packaging line to a dedicated research and development (R&D) facility, which resulted in a $4.0 million asset impairment charge. As a result of the transition to an R&D facility, the Company identified certain excess capacity and determined that the estimated future cash flows for an R&D line did not support the carrying value of the assets related to the full capacity initially invested by the Company. The impaired assets are module assembly packaging
equipment  for  surface  mount  devices,  die  attach,   wire-bond  and  molding
processes. The fair market value of these assets was estimated based on the historical selling prices for used equipment of a similar type, and the carrying values were adjusted accordingly. The asset impairment charge for the transition to an R&D facility was classified as "Assets to be Held and Used."


7.       BUSINESS COMBINATION

RESONEXT COMMUNICATIONS, INC.
On December 19, 2002, the Company completed the merger with Resonext, a privately held company providing highly integrated silicon CMOS WLAN solutions for 802.11a and multi-band (802.11a/b/g) platforms. The merger with Resonext expands the Company's total addressable market and is expected to complement the Company's growing presence in 802.11b products. Resonext provides highly integrated two-chip CMOS solutions for 5GHz and dual band WLAN platforms.

Pursuant to an Agreement and Plan of Merger and Reorganization, dated as of October 15, 2002 and amended as of November 21, 2002, between the Company and Resonext (the "Agreement"), the Company agreed to issue $133.0 million in common stock for all the outstanding shares of capital stock of Resonext, including shares issuable upon exercise of outstanding warrants and employee stock options. Based on the Agreement, the Company's stock was valued at $9.50 per share for the purpose of calculating the number of shares to be issued in this transaction, as determined by a trailing 20-trading day average price and a collar on the Company's stock price of $9.50 per share. The Company issued 13,329,896 shares of common stock (net of dissenters) for all of the outstanding shares of capital stock of Resonext. The Company reserved an additional 660,115 shares for issuance upon exercise of outstanding Resonext warrants and employee stock options. Of the 13.3 million shares issued at the closing, 1.4 million shares were placed in escrow to secure certain indemnification obligations of the former Resonext stockholders for a period of one year.

This merger was accounted for in accordance with the Statement of Financial Accounting Standard No. 141 "Business Combinations" (SFAS 141). The results of operations of Resonext have been included in the consolidated financial results of the Company since the date of merger. There are no significant differences between the accounting policies of the Company and Resonext.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

7.       BUSINESS COMBINATION (CONTINUED)

The aggregate purchase price value of the Resonext merger determined in accordance with SFAS 141 was $161.2 million, including a total of 14.0 million shares of common stock and replacement stock options and warrants valued at $158.6 million and $2.5 million of incurred transaction-related fees. The value of the 13.3 million common shares issued at closing was determined based on a measurement date of November 29, 2002 in accordance with Emerging Issues Task Force Issue No. 99-12 "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination" (EITF 99-12). The value of the Company's common shares for the purpose of determining its purchase price was $11.67 and was calculated based on the average of the closing prices of the Company's common stock in the period from the three trading days prior to, including and subsequent to the measurement date. The remaining 0.7 million options and warrants were valued based on the fair value estimated at the measurement date using a Black-Scholes option pricing model. The values assigned to these common shares, options and warrants were adjusted for the outstanding unvested options and shares related to future service, which were recorded as deferred compensation in accordance with FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" (FIN
44). The purchase price adjustment was based on the intrinsic value of the unvested options and shares, which was determined by the difference between the value of the Company's common stock on the date of consummation and the exercise price of such options and warrants.

The total purchase price components are as follows (in thousands):


     Common stock issued                                         $ 155,559
     Value of options and warrants                                   6,697
     Unvested equity compensation                                   (3,657)
                                                                 ---------
          Total stock, options and warrants                      $ 158,599
     Transaction costs                                               2,542
     Cash paid for dissenters                                           95
                                                                 ---------
          Total purchase price                                   $ 161,236
                                                                 =========

The total purchase price of $161.2 million was allocated to the assets acquired and liabilities assumed based on their fair values as determined by an independent appraisal as of December 19, 2002 and evaluated by the Company, as follows (in thousands):

     Total purchase price                                          $161,236
                                                                   ========

     Current assets, including cash of $27.7 million               $ 28,411
     Property, plant and equipment                                    2,538
     Other assets                                                       157
     Identifiable intangible assets:
          Core technology                                            45,100
          In-process research and development                        10,500
          Developed technology                                        2,500
          Customer contracts                                            300
                                                                   --------
              Total assets acquired                                $ 89,506
                                                                   ========

     Current liabilities                                           $  1,892
     Long-term debt                                                   1,859
                                                                   --------
             Total liabilities assumed                             $  3,751
                                                                   ========

     Resulting goodwill                                            $ 75,481
                                                                   ========

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

7.       BUSINESS COMBINATION (CONTINUED)

Of the $58.4 million of acquired identifiable intangible assets, $45.1 million represents the value of acquired core technology; $2.5 million represents the value of acquired developed technology; $10.5 million represents the value of in-process research and development cost that has no alternative future use; and $0.3 million represents the value of customer contracts. The core and developed technology assets acquired are being amortized on a straight-line basis over their estimated useful lives of four and ten years, respectively. The value of the acquired in-process research and development was determined by estimating the costs to develop the purchased in-process research and development into a commercially viable product, estimating the resulting cash flows from the sale of the products resulting from the completion of the in-process research and development and discounting the net cash flows using a present value factor of 19%. The acquired in-process research and development with no alternative future use was charged to expense at the merger date (Note 2) in accordance with SFAS
142. The remaining customer contract value will be amortized over the estimated useful life of one year.

The $75.5 million allocated to goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The goodwill is allocated to the consolidated Company as a whole because the Company operates as a single reporting unit. In accordance with SFAS 142, the goodwill is not being amortized and will be evaluated for impairment on an annual basis. Of the total amount of goodwill, none is expected to be deductible for federal income tax purposes.

PRO FORMA CONSOLIDATED FINANCIAL DATA
The following unaudited pro forma consolidated financial information reflects the Company's consolidated results of operations for the periods ended March 31, 2003 and March 31, 2002 as if the Resonext merger had occurred on April 1, 2002 and 2001, respectively (in thousands).

                                        YEAR ENDED
                                         MARCH 31,
                               ----------------------------
                                    2003            2002
                               ------------   -------------
Revenue                        $   507,819    $   369,308
Net (loss) income              $   (32,464)   $   (33,646)
Net (loss) income per share:
     Basic                     $     (0.17)   $     (0.19)
     Diluted                   $     (0.17)   $     (0.19)


These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the merger actually taken place on April 1, 2002 and 2001. In addition, these results are not intended to be a projection of future results and do not reflect any synergies that might be achieved from the combined operations.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

8.       LEASES

The  Company  leases  certain   equipment  and  facilities   under  capital  and
non-cancelable operating leases. The table below depicts capitalized leased equipment balances included in property and equipment (in thousands):

                                      MARCH 31,
                                   2003       2002
                                 --------   --------
Machinery and equipment-leased   $ 4,287    $ 22,327
Accumulated amortization          (2,174)    (12,305)
                                 -------    --------
Total                            $ 2,113    $ 10,022
                                 =======    ========


The Company is a party to 33 capital leases with five equipment-financing companies under which it has financed the cost of capital equipment and leasehold improvements. Lease terms range from 12 months to 60 months with effective interest rates ranging from 7.0% to 11.0%. Capital lease amortization totaling approximately $3.2 million, $3.6 million and $3.5 million is included in depreciation expense for the fiscal years ended March 31, 2003, 2002 and 2001, respectively. No interest expense related to this equipment under capital leases has been capitalized in fiscal 2003, 2002 or 2001.

The Company leases the majority of its facilities from several third party real estate developers including the corporate facility, the first wafer fabrication facility, the molecular beam epitaxy (MBE) facility, and other facilities. The terms of these operating leases range from four to 15 years and several have renewal options up to two ten-year periods. The Company also leases various machinery and equipment and office equipment under non-cancelable operating leases.

Minimum future lease payments under non-cancelable capital and operating leases as of March 31, 2003 are as follows (in thousands):

YEAR ENDING MARCH 31,                            CAPITAL  OPERATING
                                                --------  ----------
2004                                             $ 1,079   $ 8,701
2005                                                 617     6,760
2006                                                  84     5,981
2007                                                --       5,187
2008                                                --       4,625
Thereafter                                          --      26,390
                                                 -------    ------
    Total minimum payments                         1,780   $57,644
                                                            ======
Less amounts representing interest                  (112)
                                                  ------
Present value of net minimum payments              1,668
Less current portion                              (1,057)
                                                  ------
Obligations under capital leases, less current
portion                                          $   611
                                                  ======


Rent expense under operating leases, including facilities and equipment, was approximately $21.0 million, $28.4 million and $14.6 million for the fiscal years ended March 31, 2003, 2002 and 2001, respectively.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

8.       LEASES (CONTINUED)

SYNTHETIC LEASE
In August 1999, as modified effective December 1999 and August 2001, the Company entered into a $100.0 million synthetic lease with a financial institution. A synthetic lease is an asset-based financing structured to be treated as an operating lease for accounting purposes, but as a capital lease for tax purposes. On November 19, 2002, the Company retired the remaining amount of the synthetic lease, and purchased the underlying assets of equipment and our second wafer fabrication facility for $84.5 million, with available cash on hand. As a result, the Company's interest rate swap cash flow hedge was no longer eligible for hedge accounting and was removed from the Company's balance sheet as of December 31, 2002. The amount terminated for the interest rate swap was $7.8 million and was settled on November 21, 2002. The termination of the interest rate swap was recognized as a loss for financial reporting purposes on the Company's consolidated statements of operations for the third quarter ended December 31, 2002 and was included as an expense in other (expense) income.

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

9.       LONG-TERM DEBT

On August 11, 2000, the Company completed the private placement of $300.0 million aggregate principal amount of 3.75% convertible subordinated notes due 2005. The notes are convertible into a total of approximately 6.7 million shares of the Company's common stock at a conversion price of $45.085 per share as adjusted for the August 25, 2000 two-for-one common stock split. The trading value of the Company's stock on the commitment date, August 7, 2000, was $35.50 (adjusted for the common stock split). The net proceeds of the offering were approximately $291.3 million after payment of the underwriting discount and expenses of the offering, which are being amortized over the term of the notes based on the effective interest method.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

10.      OTHER OPERATING EXPENSES

Other operating expenses for fiscal 2003 include approximately five months of pre-production costs associated with the start-up of the Company's test and tape and reel facility in Beijing, China and an acquired in-process research and development charge of $10.5 million related to the Resonext merger in the third quarter of fiscal 2003.

The in-process research and development was charged to expense in accordance with SFAS 141, which specifies that the amount assigned to acquired intangible assets to be used in a particular research and development project that have no alternative future use shall be charged to expense at the merger date.

The China facility's start-up costs have been expensed as incurred in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." The operating costs of the Beijing facility transitioned to cost of goods sold in September once the facility was qualified for production and economic value was obtained. The prior year results included start-up costs associated with our second wafer fabrication facility in Greensboro, North Carolina, which qualified for production in the third quarter of fiscal 2002. Accordingly, associated expenses transitioned from other operating expenses to cost of goods sold during that quarter.

11.      INCOME TAXES

Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The components of the income tax (provision) benefit are as follows (in thousands):

                                      YEAR ENDED MARCH 31,
                                 2003       2002         2001
                               -------------------------------
    Current:
      Federal                   $--      $ 12,670    $ (6,055)
      State                      --         3,368        (748)
      Foreign                    (250)        (73)       --
   Deferred (expense) benefit    --        (9,136)    (10,632)
                               -------------------------------
   Total                        $(250)   $  6,829    $(17,435)
                               ===============================

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

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

11.      INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows (in thousands):

                                                                      MARCH 31,
                                                                 2003         2002
                                                               ---------------------
   Current deferred tax assets (liabilities):
      Allowance for bad debts                                  $    405    $    423
      Warranty reserve                                              388         386
      Inventory reserve                                           6,758       9,394
      Accrued vacation                                            1,652       1,231
      Sale/leaseback                                                516         487
      Other                                                       1,190       1,034
                                                               ---------------------
         Total current deferred tax assets                       10,909      12,955
      Valuation reserve for current deferred tax assets         (10,909)    (12,955)
                                                               ---------------------
   Net current deferred asset (liability)                      $   --      $   --
                                                               =====================
   Non-current deferred tax assets (liabilities):
      Interest rate swap derivative                            $   --      $  2,673
      Net operating loss carry-forwards                          29,610       9,675
      Research and other credits                                 20,135      11,951
      Write down of investment                                    2,171       1,486
      Accumulated depreciation/basis difference                 (25,978)    (24,584)
      Merger related basis difference                           (18,088)       --
      Other                                                         (63)       (262)
                                                               ---------------------
         Total non-current deferred tax assets (liabilities)      7,787         939
      Valuation reserve for non-current deferred tax assets      (7,787)       (939)
                                                               ---------------------
   Net deferred asset (liability)                              $   --      $   --
                                                               =====================


The Company's overall tax rate differed from the statutory rate principally due to the non-recognition of the U.S. tax benefits on the domestic net operating losses, and tax rate differences on foreign transactions.

At March 31, 2003, the Company had recorded a valuation reserve for deferred tax assets of $18.7 million related to U.S. domestic operating losses, state operating losses and credits against U.S. and state tax established in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," as it is management's opinion that it is more likely than not that some portion of these benefits may not be realized. Of the valuation allowance, $5.8 million was recorded against equity to offset the tax benefit of employee stock options recorded in equity. Federal losses of approximately $72.9 million may expire in years 2022-2024, and state losses of approximately $89.9 million may expire in years 2009-2024 if unused. Federal credits of $14.4 million and state credits of $3.8 million may expire in years 2013-2024 and 2003-2008, respectively. Federal alternative minimum tax credits of $1.9 million will carry-forward indefinitely. Included in the amounts above are certain net operating losses (NOLs) and other tax attribute assets acquired in conjunction with the close of the Resonext merger. The utilization of acquired assets may be subject to certain annual limitations as required under Internal Revenue Code Section 382.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

11.      INCOME TAXES (CONTINUED)

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

A reconciliation of the (provision for) and benefit from income taxes to income tax expense computed by applying the statutory federal income tax rate to pre-tax (loss) income for the fiscal years ended March 31, 2003, 2002 and 2001 is as follows (dollars in thousands):



                                                                    YEAR ENDED MARCH 31,
                                   -------------------------------------------------------------------------------------
                                             2003                         2002                      2001
                                   -------------------------------------------------------------------------------------
                                    AMOUNT       PERCENTAGE       AMOUNT       PERCENTAGE     AMOUNT     PERCENTAGE
                                   -------------------------------------------------------------------------------------
Income tax benefit (expense) at
     statutory federal rate         $ 3,180        (35.00)%      $ 9,595          (35.00)%  $ (18,358)    (35.00)%
Decrease (increase) resulting
     from:
    State tax, net of federal
       benefit                        1,454        (16.01)           419           (1.54)        (920)     (1.75)
   Research and development
       credits                        4,105        (45.19)         4,722          (17.23)       1,221       2.33

   Foreign Sales Corporation
       benefit                         --             --            --               --           632       1.20
   Foreign tax expense                 (250)         2.75            (73)           0.27         --          --
   Change in reserve for deferred
       tax assets                    (5,889)        64.82         (8,520)          31.08         --          --
   In-process research and
       development                   (3,675)        40.45             --             --          --          --
   Other                                825         (9.07)           686           (2.49)         (10)     (0.02)
                                    ------------------------------------------------------------------------------------
                                    $  (250)         2.75%       $ 6,829          (24.91)%   $(17,435)    (33.24)%
                                    ====================================================================================

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

12.      NET (LOSS) INCOME PER SHARE

The following table sets forth the computation of basic and diluted net (loss) income per share (in thousands, except per share data):

                                                                          YEAR ENDED MARCH 31,
                                                                     2003        2002       2001
                                                                 ---------------------------------
Numerator for basic and diluted net (loss) income per share:
     Net (loss) income                                           $ (9,335)   $ (20,584)   $ 34,974
                                                                 =================================

Denominator:
   Denominator for basic net (loss) income per share -
     weighted average shares                                      172,706      165,827     161,820
   Effect of dilutive securities:
     Employee stock options                                          --           --        11,396
                                                                 ---------------------------------
Denominator for diluted net (loss) income per share - adjusted
   weighted average shares and assumed conversions                172,706      165,827     173,216
                                                                 =================================
Basic net (loss) income per share                                $  (0.05)   $   (0.12)   $   0.22
                                                                 =================================
Diluted net (loss) income per share                              $  (0.05)   $   (0.12)   $   0.20
                                                                 =================================

Options to purchase 12.6 million shares, 3.4 million shares and 2.0 million shares of common stock were outstanding during fiscal 2003, 2002 and 2001, respectively, but were not included in the computation of diluted net (loss) income per share for the fiscal years ended March 31, 2003, 2002 and 2001, respectively, because the exercise price of the options was greater than the average market price of the common shares. The computation of diluted net (loss) income per share for the years ended March 31, 2003, 2002 and 2001 similarly did not assume the conversion of the 3.75% convertible subordinated notes due 2005 that were issued in August 2000 because the inclusion would be anti-dilutive.


13.      401(K) PLAN

Each employee is eligible to participate in the Company's fully qualified 401(k) plan after three months of service. An employee may invest a maximum of 15% of pretax earnings in the plan. Employer contributions to the plan are made at the discretion of the Company and its Board of Directors. An employee is fully vested in the employer contribution portion of the plan after completion of five continuous years of service. The Company contributed $1.4 million, $1.2 million and $0.9 million to the plan during fiscal years 2003, 2002 and 2001, respectively.


14.      EMPLOYEE STOCK PURCHASE PLAN

In April 1997, the Company adopted its Employee Stock Purchase Plan (ESPP), which qualifies as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. All regular full-time employees of the Company (including officers) and all other employees who meet the eligibility requirements of the plan may participate in the ESPP. The ESPP provides eligible employees an opportunity to acquire the Company's common stock at 85% of the lower of the closing price per share of the Company's common stock on the first or last day of each six-month purchase period. An aggregate of 4.0 million shares of common stock has been reserved for offering under the ESPP and are available for purchase thereunder, subject to anti-dilution adjustments in the event of certain changes in the capital structure of the Company. The Company makes no cash contributions to the ESPP, but bears the expenses of its administration. During fiscal years 2003, 2002 and 2001, respectively, 611,898 shares, 268,738 shares, and 179,488 shares were purchased under the ESPP.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

15.      STOCK-BASED AWARDS

SUMMARY OF STOCK OPTION PLANS

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

DIRECTORS' OPTION PLAN
In April 1997, the Company and its shareholders adopted the Non-Employee Directors' Stock Option Plan. Under the terms of this plan, directors who are not employees of the Company are entitled to receive options to acquire shares of common stock. An aggregate of 1.6 million shares of common stock have been reserved for issuance under this plan, subject to adjustment for certain events affecting the Company's capitalization. During fiscal years 2003, 2002 and 2001, respectively, the Company issued options to purchase 100,000, 60,000 and 80,000 shares, respectively, to eligible participants under the plan. In addition, during fiscal 1999, the Company granted options to purchase 120,000 shares to certain directors outside of the Non-Employee Directors' Stock Option Plan.

1999 STOCK INCENTIVE PLAN
The 1999 Stock Incentive Plan (the 1999 Stock Plan), which the Company's shareholders approved at the 1999 annual meeting of shareholders, provides for the issuance of a maximum of 16.0 million shares of common stock pursuant to awards granted thereunder. The maximum number of shares of common stock that may be issued under the plan pursuant to grant of restricted awards shall not exceed
2.0 million shares. The number of shares reserved for issuance under the 1999 Stock Plan and the terms of awards may be adjusted upon certain events affecting the Company's capitalization. No awards may be granted under the 1999 Stock Plan after June 30, 2009. The Company recorded deferred compensation of $2.0 million, $7.0 million, and $7.9 million in fiscal 2003, 2002 and 2001, respectively, associated with the awarding of 414,700, 524,900 and 557,628 shares, respectively, of non-vested restricted stock to key employees at no cost under the 1999 Stock Plan. This deferred compensation is being amortized to expense over the vesting periods of such restricted stock awards, up to four years. During fiscal 2003, 2002 and 2001, 225,578, 113,574 and 49,998 shares of these restricted stock awards were exercised, respectively.

RF NITRO COMMUNICATIONS, INC. 2001 STOCK INCENTIVE PLAN
In connection with its merger with RF Nitro, the Company assumed the RF Nitro Communications, Inc. 2001 Stock Incentive Plan. This plan provides for the grant of options to purchase common stock to key employees, non-employee directors and consultants in the service of the Company. This plan permits the grant of incentive, nonqualified and restricted stock awards. The aggregate number of shares reserved for issuance under the plan is 52,123. The terms of awards may be adjusted upon certain events affecting the Company's capitalization. No awards may be granted under the plan after May 29, 2011. The Company recorded deferred compensation of $0.3 million in fiscal 2002 associated with the awarding of 17,356 shares of non-vested restricted stock to key employees at no cost under this plan. During each of fiscal 2003 and 2002, 3,471 shares of these restricted stock awards were exercised.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

15.      STOCK-BASED AWARDS (CONTINUED)

RESONEXT COMMUNICATIONS, INC. 1999 STOCK OPTION PLAN
In connection with its merger with Resonext, the Company assumed the Resonext 1999 Stock Option Plan. This plan provides for the grant of options to purchase common stock to key employees, non-employee directors and consultants in the service of the Company. This plan permits the grant of incentive, and nonqualified options, however does not allow for restricted grants. Stock purchase rights may also be granted under the plan. The aggregate number of shares reserved for issuance under the plan is 1,370,301 shares. The terms of awards may be adjusted upon certain events affecting the Company's capitalization. No awards may be granted under the plan after November 23, 2009.


A SUMMARY OF ACTIVITY OF THE COMPANY'S DIRECTORS AND EMPLOYEE STOCK OPTION FORMAL PLANS FOLLOWS (IN THOUSANDS, EXCEPT PER SHARE DATA):

                                            NUMBER OF SHARES             OPTION PRICES
                                    ------------------------------ --------------------------
                                      AVAILABLE         OPTIONS
                                      FOR GRANT      OUTSTANDING        PER SHARE RANGE
                                    -------------- --------------- --------------------------
        March 31, 2000                  12,485             16,163        $ 0.02  -   $ 87.50
           Granted                      (4,684)             4,684         11.13  -     80.13
           Exercised                         -             (2,762)         0.02  -     24.84
           Canceled                        421               (421)         0.11  -     87.50
                                    -------------- --------------- ------------ -------------
        March 31, 2001                   8,222             17,664        $ 0.03  -   $ 87.50
           Reserved                         34                 -            -            -
           Granted                      (4,027)             4,027          2.16  -     34.03
           Exercised                         -             (2,501)         0.03  -     25.88
           Canceled                        576               (576)         0.15  -     80.13
                                    -------------- --------------- ------------ -------------
        March 31, 2002                   4,805             18,614        $ 0.03  -   $ 87.50
           Reserved                      1,371                 -            -            -
           Granted                      (6,166)             6,166          0.52  -     18.98
           Exercised                         -             (2,645)         0.03  -     14.25
           Canceled                      1,121             (1,121)         0.52  -     80.13
           Repurchased                      57                 -           0.52  -      2.58
                                    -------------- --------------- ------------ -------------
        March 31, 2003                   1,188              21,014       $ 0.03  -   $ 87.50

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

15.      STOCK-BASED AWARDS (CONTINUED)

OUTSTANDING AND EXERCISABLE OPTIONS
Exercise prices for options outstanding as of March 31, 2003, ranged from $0.03 to $87.50. The weighted average remaining contractual life of outstanding options was 7.4 years. The weighted average exercise price of outstanding options at March 31, 2003 was $15.10. At March 31, 2003, 2002 and 2001, awards to purchase 8.5 million, 5.8 million and 4.1 million shares of common stock were exercisable, respectively.

The following table summarizes in more detail information regarding the Company's directors and employee stock option formal plans outstanding at March 31, 2003 (in thousands, except per share and award life data):


                               Outstanding Options                                        Exercisable Options
----------------------------------------------------------------------------------    -----------------------------
                                               Weighted-          Weighted-                           Weighted-
             Range of           Number          Average            Average                 Number         Average
            Exercise              Of           Exercise           Remaining                 Of           Exercise
             Prices             Options          Price        Contractual Life            Options         Price
--------------------------- ---------------- -------------- ----------------------    ------------- ---------------
     $    0.03-  8.75               7,981      $  4.31              7.5  years              2,990        $  2.36
          8.75- 17.50               7,864        14.41              7.5                     2,871          13.79
         17.50- 26.25               2,894        21.80              7.0                     1,496          21.88
         26.25- 35.00                 531        32.01              7.1                       293          32.25
         35.00- 43.75                 604        38.50              7.0                       312          38.32
         43.75- 52.50                 690        49.03              6.4                       333          49.02
         52.50- 61.25                 102        59.25              6.9                        51          58.91
         61.25- 70.00                 116        64.40              7.1                        53          64.58
         70.00- 78.75                  44        72.50              7.0                        26          72.50
         78.75- 87.50                 188        82.80              7.0                       113          82.79
                            ---------------- -------------- ----------------------    ------------- ---------------
                                   21,014       $15.10             7.4  years               8,538        $ 15.79
                            ================ ============== ======================    ============= ===============

16.      SHAREHOLDER RIGHTS PLAN

On August 10,  2001,  the  Company's  Board of Directors  adopted a  shareholder rights plan, pursuant to which un-certificated stock purchase rights were distributed to shareholders at a rate of one right for each share of common stock held of record as of August 30, 2001. The rights plan is designed to enhance the Board's ability to prevent an acquirer from depriving shareholders of the long-term value of their investment and to protect shareholders against attempts to acquire the Company by means of unfair or abusive takeover tactics. The rights become exercisable based upon certain limited conditions related to acquisitions of stock, tender offers and certain business combination transactions involving the Company. The rights plan was amended in May 2003 to provide for a periodic review, at least once every three years, by the Governance and Nominating Committee of the Board to evaluate whether the rights plan is in the best interest of the Company and its shareholders.


17.      COMMON STOCK RESERVED FOR FUTURE ISSUANCE

At March 31, 2003, the Company had reserved a total of 38.0 million of its authorized 500.0 million shares of common stock for future issuance as follows (in thousands):

    Outstanding stock options under directors and employees stock option formal plans                   21,014
    Possible future issuance under Company stock option plans                                            1,188
    Outstanding directors' options outside of non-employee directors' option plan                           93
    Employee stock purchase plan                                                                         2,487
    Restricted stock-based awards granted                                                                1,333
    Possible future issuance of restricted stock-based awards                                              289
    Possible future issuance pursuant to convertible subordinated notes                                 11,620
                                                                                            -------------------
    Total shares reserved                                                                               38,024
                                                                                            ===================

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

18.      RELATED PARTY TRANSACTIONS

The Company and Northrop Grumman Space Technology sector (NGST), formerly known as TRW Space & Electronics, Inc. (TRW) entered into a license arrangement in June 1996 whereby TRW granted the Company a worldwide, perpetual, royalty-free license for GaAs HBT commercial wireless applications in exchange for shares of the Company's stock. In connection with the expansion of the license arrangements with TRW for use of the GaAs HBT technology to manufacture products for commercial coaxial and other non-fiber wire applications in November 1999, the Company granted TRW two warrants for the purchase of shares of common stock. The first warrant was for 500,000 shares of common stock which became exercisable on December 31, 2000 and was exercised on January 3, 2001. The second warrant was for 1.0 million shares of common stock and was exercisable between December 31, 2000 and December 31, 2001 if the Company achieved certain annualized sales milestones. The performance conditions were not satisfied, and the warrant was forfeited. In accordance with EITF 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in
Conjunction with Selling, Goods or Services" and EITF 00-8 "Accounting by a Grantee for an Equity Instrument to Be Received in Conjunction with Providing Goods or Services," the unamortized intangible asset value and corresponding equity value as of December 31, 2001 was removed from the Company's consolidated financial statements as of March 31, 2002. During the fourth quarter of fiscal 2002, TRW sold its remaining shares in the Company and was no longer a principal owner.

19.      COMMITMENTS AND CONTINGENCIES

JAZZ SEMICONDUCTOR STRATEGIC RELATIONSHIP
The Company entered into a strategic relationship with Jazz. Under the arrangement, the Company obtained a committed, lower cost source of supply for wafers fabricated utilizing Jazz's silicon manufacturing processes. In addition, the Company will collaborate with Jazz on joint process development and the optimization of these processes for fabrication of next-generation silicon RFICs. As part of its strategic relationship with Jazz, the Company agreed to invest approximately $60.0 million in Jazz, $30.0 million of which was invested in October 2002 and $30.0 million of which is payable in the third quarter of fiscal 2004. The $30.0 million payable is recorded in other current liabilities net of the effective discount rate of one year LIBOR plus 1.0%.

STRATEGIC ALLIANCE WITH AGERE
The Company entered into a strategic alliance with Agere Systems Inc. (Agere) in May 2001, pursuant to which the Company agreed to invest approximately $58.0 million over two years to upgrade manufacturing clean room space and purchase semiconductor manufacturing equipment to be deployed within Agere's Orlando, Florida manufacturing facility, of which $16.4 million had been invested as of March 31, 2003. On January 23, 2002, Agere announced that it was seeking a buyer for its Orlando wafer fabrication operation. The Company currently does not intend to make any additional investments in equipment under this arrangement. The Company recently reopened discussions with Agere in order to resolve all remaining issues between the parties under the alliance documents, including the refund to the Company of amounts previously invested by it under its agreements with Agere. These discussions are at an early stage and the Company currently cannot predict the outcome or financial or other effects of these discussions. Due to the pending sale, the Company classified the assets as "assets held for sale" during fiscal 2002. The plan for sale did not occur in fiscal 2003, therefore, the Company reclassified the "assets held for sale" to "assets held and used" pursuant to FAS 144 and began depreciation of these assets in fiscal 2003.

LEGAL
The Company is involved in various legal proceedings and claims that have arisen in the ordinary course of its business that have not been fully adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the consolidated financial position or results of operations of the Company.

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

20.      GEOGRAPHIC INFORMATION

The consolidated financial statements include sales to customers by geographic region that are summarized as follows:

                                               YEAR ENDED MARCH 31,
                                     2003              2002              2001
                                    -----------------------------------------
SALES:
     United States                     20%              29%               48%
     Asia                              54               51                27
     Europe                            18               13                19
     Central and South America          7                6                 4
     Canada                            <1               <1                 2
     Other                             <1               <1                <1

The consolidated  financial  statements include the following  long-lived assets
amounts  related  to  operations  of  the  Company  by  geographic   region  (in
thousands):

                                                            MARCH 31,
                                                --------------------------------
Long-lived assets:                                   2003              2002
                                                ---------------- ---------------
     United States                                 $  297,728       $  219,151
     Asia                                              12,941            1,370
     Europe                                             1,344            1,158
                                                ---------------- ---------------
         Total long-lived assets                   $  312,013       $  221,679


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

                     RF MICRO DEVICES, INC. AND SUBSIDIARIES

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


21.      SUMMARY OF QUARTERLY RESULTS (UNAUDITED):

      FISCAL 2003 QUARTER
   (IN THOUSANDS, EXCEPT PER
          SHARE DATA)            FIRST      SECOND      THIRD       FOURTH
                                 --------------- -------------- ---------------
Revenue                        $103,942   $119,735   $ 145,813   $  138,329
Gross profit                     41,438     45,997      54,426       40,790
Net income (loss)                 2,349      6,485      (5,183)     (12,986)
Net income (loss) per share:
   Basic                       $   0.01   $   0.04   $   (0.03)  $    (0.07)
   Diluted                     $   0.01   $   0.04   $   (0.03)  $    (0.07)


    FISCAL 2002 QUARTER
 (IN THOUSANDS, EXCEPT PER
        SHARE DATA)
                                 FIRST      SECOND      THIRD       FOURTH
                               ---------   --------  ---------   ----------
Revenue                        $ 70,052   $ 98,271   $ 100,551   $  100,434
Gross profit                      4,151     36,369      38,893       40,930
Net (loss) income               (28,386)     1,532       3,501        2,769
Net (loss) income per share:
   Basic                       $  (0.17)  $   0.01   $    0.02   $     0.02
   Diluted                     $  (0.17)  $   0.01   $    0.02   $     0.02

                         Report of Independent Auditors

Board of Directors and Shareholders
RF Micro Devices, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of RF Micro Devices, Inc. and subsidiaries as of March 29, 2003 and March 30, 2002, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended March 29, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RF Micro Devices, Inc. and subsidiaries at March 29, 2003 and March 30, 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 29, 2003, in conformity with accounting principles generally accepted in the United States.

                                                      /s/ Ernst & Young LLP

Greensboro, North Carolina
April 16, 2003