Form 10-K, Exhibit 13
period 2004-04-03
RF MICRO DEVICES INC
filed 2004-06-15
CIK 911160

Exhibit 13

SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Consolidated Financial Statements and Notes thereto included in this Annual Report. The consolidated statement of operations data for the years ended March 31, 2004, 2003 and 2002, and the consolidated balance sheet data as of March 31, 2004 and March 31, 2003, are derived from, and are qualified by reference to, the Consolidated Financial Statements and Notes thereto included in this Annual Report. The statement of operations data for the years ended March 31, 2001 and 2000, and the balance sheet data as of March 31, 2002, 2001 and 2000, are derived from our historical financial statements, which are not included in this Annual Report.

Fiscal Year Ended March 31,	2004	2003	2002	2001	2000
(In thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$651,379	$507,819	$369,308	$335,364	$288,960
Operating costs and expenses:
Cost of goods sold	405,008	325,168	248,965	181,801	152,746
Research and development	128,152	101,736	74,445	60,340	33,338
Marketing and selling	45,226	36,833	28,993	28,450	20,109
General and administrative	21,135	18,364	14,224	13,495	9,573
Impairment of long-lived assets	7,678 (1)	—	6,801 (3)	—	—
Other operating expenses	2,107	13,961	14,085	4,607	—

Total operating costs and expenses	609,306	496,062 (2)	387,513 (4)	288,693	215,766

Income (loss) from operations	42,073	11,757	(18,205)	46,671	73,194
Interest expense	(12,865)	(24,433)	(17,195)	(9,346)	(1,400)
Interest income	3,463	5,545	12,166	15,065	5,448
Other (expense) income, net	(2,478)	(1,954)	(4,179)	19	(174)

Income (loss) before income taxes	30,193	(9,085)	(27,413)	52,409	77,068
Income tax (expense) benefit	(485)	(250)	6,829	(17,435)	(26,974)

Net income (loss)	$29,708	$(9,335)	$(20,584)	$34,974	$50,094

Net income (loss) per share:
Basic	$0.16	$(0.05)	$(0.12)	$0.22	$0.32

Diluted	$0.15	$(0.05)	$(0.12)	$0.20	$0.29

Shares used in per share calculation:
Basic	184,974	172,706	165,827	161,820	158,728

Diluted	213,272	172,706	165,827	173,216	171,668

As of March 31,	2004	2003		2002		2001	2000
Consolidated Balance Sheet Data:
Cash and cash equivalents	$220,915	$164,422		$157,648		$266,076	$28,956
Short-term investments	106,930	92,187		186,526		75,162	33,755
Working capital	426,898	315,081		421,052		463,315	142,309
Total assets	988,016	932,825	(2)	729,000	(4)	720,931	344,612
Long-term debt and capital lease obligations, less current portion	324,686	296,476		294,417		295,963	8,203
Shareholders’ equity	603,138	557,400	(2)	389,685	(4)	376,498	303,153

(1)	During the fourth quarter of fiscal 2004, a non-cash asset impairment charge was recorded in the amount of $7.7 million. See Note 7 to the Consolidated Financial Statements.

(2)	Fiscal 2003 includes the effects of the merger with Resonext Communications, Inc. See Note 8 to the Consolidated Financial Statements.

(3)	During the quarter ended June 30, 2001, the Company recognized an impairment charge totaling $6.8 million related to assets to be held and used, as well as to be disposed of. See Note 7 to the Consolidated Financial Statements.

(4)	Fiscal 2002 includes the effects of the merger with RF Nitro Communications, Inc. and the acquisition of the global positioning system (GPS) development operations of International Business Machines Corporation (IBM).

MANAGEMENT’S DISCUSSION AND ANALYSIS of Financial Condition and Results of Operations

All statements, trend analyses and other information contained in the following discussion relative to markets for our products and trends in revenue, gross margins and anticipated expense levels, as well as other statements including but not limited to words such as “expect,” “anticipate,” “intend,” “plan,” “believe” and “estimate,” and variations of such words and similar expressions, identify forward-looking statements.

Our business is subject to numerous risks and uncertainties, including the following:

•	The rate of growth and development of wireless markets;

•	The risks associated with the operation of our molecular beam epitaxy (MBE) facility, our wafer fabrication facilities and our other foreign and domestic manufacturing facilities;

•	Our ability to attract and retain skilled personnel and develop leaders for key business units and functions;

•	Dependence on third parties, including wafer foundries, passive component manufacturers, assembly and packaging suppliers and test, tape and reel suppliers;

•	The risks associated with the development of our own assembly capabilities for module production packaging in Beijing, China;

•	Variability in operating results;

•	Variability in production yields, raw material costs and availability;

•	Dependence on a limited number of customers;

•	Dependence on our gallium arsenide (GaAs) heterojunction bipolar transistor (HBT) products;

•	Our ability to reduce costs and improve margins in response to declining average selling prices by implementing innovative technologies;

•	Our ability to increase production capacity in a timely fashion in response to increases in demand for our products;

•	Our ability to bring new products to market in response to market shifts and to use technological innovation to shorten time-to-market for our products;

•	Currency fluctuations, tariffs, trade barriers, taxes and export license requirements and health and security issues associated with our foreign operations; and

•	Our ability to integrate acquired companies, including the risk that we may not realize expected synergies from our business combinations.

These and other risks and uncertainties, which are described in more detail in the section entitled “Business — Additional Factors That May Affect Future Results” in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission, could cause the actual results and developments to be materially different from those expressed or implied by any of these forward- looking statements.

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements, including the notes thereto.

OVERVIEW

COMPANY

We design, develop, manufacture and market proprietary radio frequency integrated circuits (RFICs) for wireless communications products and applications. We are a leading supplier of power amplifiers, one of the most critical radio frequency (RF) components in cellular phones. We are also the leading GaAs HBT manufacturer, which offers distinct advantages over other technologies for the manufacture of current and next generation power amplifiers. Our products are included primarily in cellular phones, base stations, wireless local area networks (WLANs), cable television modems and global positioning systems (GPS). We derive revenue from the sale of standard and custom-designed products. We offer a broad array of products including amplifiers, mixers, modulators/demodulators and single chip transmitters, Bluetooth(R) products and receivers and transceivers that represent a substantial majority of the RFICs required in wireless subscriber equipment. We design products for manufacture using the following multiple semiconductor process technologies: aluminum gallium arsenide (AlGaAs) (also referred to as GaAs HBT), silicon bipolar transistor, silicon complementary metal-oxide-semiconductor (CMOS), silicon BiCMOS (integration of bipolar transistors and CMOS), silicon germanium (SiGe) BiCMOS, GaAs metal-semiconductor field-effect transistor (MESFET) and indium gallium phosphide (InGaP) HBT. We are also actively developing and evaluating gallium nitride (GaN) and we expect to use internally developed GaAs pseudomorphic high electron mobility transistor (pHEMT) in production shipments of switching devices in fiscal 2005. Handset manufacturers try to maximize tradeoffs between performance and cost. Our approach to using multiple semiconductor process technologies allows us to offer customers products that fulfill their performance, cost and time-to-market requirements. We call this approach to business Optimum Technology Matching(R).

BUSINESS SEGMENTS

We report information as one operating segment. Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (SFAS 131), established standards for the way that public companies report information about operating segments in annual consolidated financial statements. Although we had three business units as of March 31, 2004 (Cellular, Wireless Connectivity and Infrastructure), under the aggregation criteria set forth in SFAS 131, we are required to report information as one operating segment.

2004 HIGHLIGHTS

During fiscal 2004, we achieved several financial and operational objectives. The following are highlights of our accomplishments in 2004:

•	We achieved profitability in fiscal 2004 with net income per diluted share of $0.15, compared to a net loss per diluted share of ($0.05) and ($0.12) for fiscal years 2003 and 2002, respectively.

•	We achieved 28% revenue growth in fiscal 2004 compared to fiscal 2003 with $651.4 million in revenues, which we believe was a result of significant growth in the cellular handset market and increased market share of our power amplifiers for cellular applications.

•	We added Samsung Electronics Co., Ltd. as our third 10% customer in 2004 (joining Nokia Corporation and Motorola, Inc.), which reflects our commitment to diversify our customer base.

•	We successfully completed the conversion of our second four-inch GaAs HBT wafer fabrication facility into a six-inch facility, which provided additional capacity and enabled us to meet incremental customer demand in fiscal 2004.

•	We increased gross profit margin from 36.0% of revenue in fiscal 2003 to 37.8% of revenue in fiscal 2004 as a result of our cost reduction efforts, which include test yield improvements, supply chain savings and the conversion of our second four-inch GaAs HBT fabrication facility into a six-inch facility.

•	Our manufacturing cycle times improved over 40% as the operations management team focused on supply chain management and streamlining the configuration of our supply chain to minimize the geographical movement of material during the manufacturing process.

The revenue growth and gross margin improvement were achieved despite: (1) a reduction in our WLAN product revenue in fiscal 2004 as compared to fiscal 2003 and (2) continued downward pressure on the average selling prices of our products. Our previous WLAN design efforts did not take full advantage of our market strength in the cellular handset space. We have recently repositioned our WLAN solutions to take advantage of front end module and power amplifier core competencies, targeting the cellular handsets and mobile computing embedded markets where power consumption and size is critical. We are employing CMOS integration to enable single chip solutions to meet these power consumption and size requirements. Our overall weighted average selling price in fiscal 2004 declined by approximately 13% compared to fiscal 2003 which is consistent with the current trend in our industry, as our customers expect the average selling price of our products to decline over time. However, the number of power amplifier units we sold in fiscal 2004 increased by 53% which offset the decline in our average selling price. Our markets remain highly competitive and we expect to continue to experience downward pressure on the average selling prices of our products during fiscal 2005.

2005 OPERATIONAL AND FINANCIAL OBJECTIVES

We believe that we are positioned to achieve double-digit revenue growth in each of our three business units — Cellular, Wireless Connectivity and Infrastructure — and we believe that the growth will come from power amplifier products, small signal products and integrated transceiver solutions such as POLARIS(TM) 2 TOTAL RADIO(TM) solutions. Our focus in 2005 will be to introduce new products to customers, such as highly integrated power amplifier transmit modules and transceiver solutions which offer improved performance, reduced cost and increased efficiency to extend cell phone battery life. Our focus is a result of our customers’ need for smaller, more cost-effective solutions that offer increased functionality in order to help accelerate their feature-rich handsets to market and reduce their overall cost of materials.

During fiscal 2005, we will continue to focus on supply chain management by continuing to streamline the configuration of our supply chain to further reduce cycle times and manufacturing costs. An example of our focus is the expansion of our Beijing, China, manufacturing facility to include a module packaging production line. This assembly line will supplement our current assembly capacity that we buy from external suppliers. Additionally, our wafer fabrication facilities are approaching full production capacity. As a result, we are expecting to invest approximately $60.0 million in our MBE, wafer fabrication, assembly and test, tape and reel facilities. Up to an additional $75.0 million may be needed to further expand our MBE and wafer fabrication facilities during fiscal 2005 if customer demand warrants such expansion. We believe that gross margins will continue to compress as a result of downward pressure on average selling prices and a tightening supply of silicon components and other raw materials. To help counter this industry trend, we will continue to focus on cost reduction efforts, including (1) initiating and maintaining strategic supply relationships, such as our current relationship with Jazz Semiconductor, Inc. (Jazz), which provide us with a committed, lower-cost source of supply for silicon wafers, (2) achieving higher levels of product integration, (3) successfully implementing test yield and assembly improvement plans, such as investing in our own assembly capabilities to obtain a lower overall cost structure and other supply chain savings and (4) increasing our capacity utilization.

Our ability to attain our fiscal 2005 objectives is dependent upon the following:

•	Our ability to execute on the design and ramp of new products according to our customer needs with acceptable manufacturing yields;

•	Our customers’ ability to execute on the design and ramp of new products;

•	Our ability to continue to expand capacity while focusing on continued cost reductions for margin improvement;

•	Our ability to manage costs from external materials suppliers, especially with respect to those materials that are in high demand, such as silicon;

•	Our ability to implement an internal manufacturing process for module production packaging in Beijing, China; and

•	Our ability to manage continuous downward pressure on average selling prices.

PRODUCTION

We are an ISO 9001 and ISO 14001 certified manufacturer. For the majority of our products, the production process begins with GaAs, silicon or other substrate materials, called wafers. GaAs products incorporate a transistor layer which is grown on the wafer using an MBE process in our MBE facility. These wafers are sent to our wafer fabrication facility where we isolate the transistor layer and interconnect the transistors according to the circuit design. The wafers are then singulated into individual die. The die must be assembled, or packaged, and tested. After testing, the RFICs are prepared for shipment through a tape and reel process.

We have one MBE facility for the manufacture of our GaAs devices, which is located in Greensboro, North Carolina. We use independent foundries to supply our silicon-based GaAs MESFET, pHEMT and InGaP product requirements. Use of independent foundries involves a number of risks, including the possibility of material disruptions in the supply of key RFICs and the lack of control over delivery schedules, manufacturing yields, quality and fabrication costs. The current supply of silicon-based products is in high demand and we continuously have to negotiate with our suppliers for a source of supply. We also intend to continue expanding our line of silicon-based RFICs, which increases the importance of a guaranteed supply. Therefore, during fiscal 2003, we entered into a strategic relationship with Jazz, a privately held RF and mixed signal silicon wafer foundry, for silicon manufacturing and development. As a part of the strategic relationship, we invested $60.0 million resulting in an approximately 11% ownership interest. Under the agreement, we obtained a committed, lower cost source of supply for wafers fabricated utilizing Jazz’s silicon manufacturing processes and the ability to collaborate with Jazz on joint process development and the optimization of these processes for fabrication of next-generation silicon RFICs. During fiscal 2004, we began production of silicon devices utilizing Jazz’s processes and we currently have multiple silicon products in various stages of design at Jazz.

We have two wafer fabrication facilities located in Greensboro, North Carolina. During fiscal 2004, we manufactured substantially all of our GaAs products at these fabrication facilities. In fiscal 2003 and 2004, one of our key initiatives was the conversion of our second wafer fabrication facility from a four-inch wafer production into a six-inch wafer production in an effort to improve margins through increased capacity utilization. We completed this transition in fiscal 2004.

We currently use several international and domestic assembly suppliers to package and assemble our products. All of these vendors are compliant with applicable ISO 9000 or QS 9000 series specifications, which means that their operations have in each case been determined by auditors to comply with certain internationally developed quality control standards. We qualify and monitor assembly contractors based on cost and quality. These contractors typically provide us with per-unit pricing. During 2004, our capital expenditures included approximately $3.0 million to expand our Beijing operations to include an internal module manufacturing process and we expect to spend an additional $8.3 million in fiscal 2005. We currently anticipate that the facility will be qualified for production and expect production to begin ramping during the second half of calendar 2004. We believe the advantages of our internal module manufacturing process are (1) reduced reliance on outside subcontractors, (2) lower manufacturing costs and (3) reduced cycle time. We will continue to monitor our outside manufacturing reliance and cost in conjunction with feasibility studies and internal module production capabilities.

We utilize multiple contract test suppliers and partners in Asia to test our products. We currently have our own test, tape and reel facilities located in Greensboro, North Carolina, and Beijing, China. As of March 31, 2004, approximately 70% of our products are tested in Greensboro and 30% are tested in Beijing. The majority of the test, tape and reel function is currently performed internally.

Our operations management team focuses on supply chain management and reduced manufacturing cycle times. During fiscal 2004, our cycle time decreased over 40% by implementing several process improvements. We have developed strategic supplier relationships that have enabled us to control the procurement of raw materials, we have increased our MBE capacity by hiring personnel and operating on a seven-day production cycle and we have streamlined the configuration of our supply chain to minimize the geographical movement of material during the manufacturing process. We will continue to focus on the improvement of our supply chain cycle time and continue to focus on streamlining the configuration of our supply chain during fiscal 2005.

REVENUE AND GROSS MARGINS

We derive revenue from the sale of standard and custom-designed products and our products are purchased by leading domestic and international original equipment manufacturers (OEMs) and original design manufacturers (ODMs). Revenue in fiscal 2004 was $651.4 million, an increase of 28% over revenue of $507.8 million in fiscal 2003.

Sales to our significant customers, as a percentage of net revenue, were as follows:

Fiscal Years Ended March 31,	2004	2003	2002
Nokia Corporation	35%	45%	65%
Motorola, Inc.	11%	14%	5%
Samsung Electronics Co., Ltd.	10%	5%	3%

The percentage of our revenues derived from customers located outside of the United States was 81% in fiscal 2004, 80% in fiscal 2003 and 71% in fiscal 2002.

We believe that revenue growth in fiscal 2005 will depend upon sales of new products that we expect to ramp across multiple product segments beginning in the first half of fiscal 2005. As part of our cellular business we recently entered into the transceiver market with our POLARIS(TM) TOTAL RADIO(TM) transceiver solution and commenced production shipments in the first quarter of fiscal

2005. Our POLARIS(TM) TOTAL RADIO(TM) transceiver solution provides handset manufacturers with a highly integrated radio solution in a small form factor that helps reduce component count and total cost while providing superior radio performance. Our POLARIS(TM) 2 TOTAL RADIO(TM) transceiver solution for Enhanced Data for Global Evolution (EDGE) handsets provides EDGE functionality with fewer components than competing approaches through a unique and innovative architecture called polar modulation. POLARIS(TM) 2 TOTAL RADIO(TM) will decrease our customers’ material costs and provide for longer battery life and higher receive sensitivity. We expect to begin production for POLARIS(TM) 2 TOTAL RADIO(TM) solutions in late calendar 2004. In addition, we recently introduced a highly integrated transmit module for quad-band global system for mobile communications (GSM)/general packet radio system (GPRS) cellular handsets. The transmit module is the next step toward the integration of the power amplifier and antennae switch in the transmit chain, which we believe is an emerging trend in the wireless handset industry.

We also are pursuing growth opportunities in the wireless connectivity market, which consists of Bluetooth(R), WLAN and mobile applications. In Bluetooth(R), we have technology that has significantly reduced the issues faced by wireless device manufacturers seeking to integrate both Bluetooth(R) and WLAN functionality in the same device. In WLAN our IEEE 802.11g radios continue to gain acceptance in the retail market for client network interface cards and we believe that the cost advantage of our IEEE 802.11b transceiver can be sold into new growth markets for us, such as video gaming. Our mobile applications product line continues to develop components for satellite radio and GPS solutions for handsets, personal digital assistants, handheld navigation applications and telematics systems.

Our infrastructure products are comprised of components for wireless base stations, which historically have included a variety of small signal devices, primarily quadrature modulators. Recently, we introduced infrastructure driver amplifiers that leverage thermal enhancements that we have made to our GaAs process, which we believe enables superior efficiency. We are also working to commercialize gallium nitride (GaN), a wide bandgap process technology used to design high power amplifiers specifically for use in 2.5G and 3G wireless base stations.

We increased our gross profit margin from 36.0% in fiscal 2003 to 37.8% of revenue in fiscal 2004 as a result of cost reduction efforts, which include test yield improvements, supply chain savings and the conversion of our second four-inch fabrication facility into a six-inch facility.

STRATEGY

Our goal is to be the premier supplier of low-cost, high-performance integrated circuits and solutions for applications that enable wireless communications. To meet this goal, we have developed a strategy centered on customer relationships, technology leadership and manufacturing excellence that we believe will help us achieve better than industry average revenue growth. The key elements are:

•	Customer Relationships. We believe that our customer relationships are central to our ability to continue growing our business. We have established solid customer relationships with the leading OEMs and ODMs that put us in the position to continue our growth. Our ability to increase our dollar content within the handset and other wireless devices markets is driven by the early market intelligence that is shared with us by our customer base. This level of trust is earned by providing the customer full support in every facet of the business. We provide our customers with world class design and application support that is enhanced by our ability to deliver on our manufacturing commitments. We will continue to make investments to fully service the increasing needs of our customers. We believe that our customers trust us to develop highly integrated, higher intellectual property content solutions that in many cases were previously designed by the customer. In order to increase efficiencies, decrease component count and improve profitability, our customers are reducing their supplier base to those with broad product offerings across multiple wireless protocols. Our goal is to capitalize on this trend by assembling the necessary radio frequency building blocks required by our customers. Our customers are our top priority and our future is dependent on maintaining strong relationships with our customers.

•

Technology Leadership. Bringing innovative technology to market is critical to our continued growth. We are technology innovators in several key areas, including circuit design, packaging technology and semiconductor process technology. Our design engineering teams focus on developing products that solve real world problems for our customers. The components that we design are becoming more integrated and in many cases require multiple person design teams to complete. We have invested extensively in providing our design engineers software and modeling tools to complete these more complex products. Additionally, in terms of our employees, we have focused our recruiting efforts to address the additional need for digital design expertise, system level architecture and software development. We maintain technology leadership in packaging technology that allows us to deliver innovative, smaller form factor and lower cost solutions to our customers. We continuously strive to make improvements in our GaAs HBT technology for power amplifiers and have internally developed GaAs pHEMT for switches. Through our relationship with Jazz, we invest in silicon process development designed to maximize the high speed analog performance of silicon CMOS and SiGe. Other foundries, such as Taiwan Semiconductor Manufacturing Company (TSMC) and IBM, provide us with access to leading technology in silicon CMOS and SiGe. We also invest in technologies for the future, such as GaN, which we believe offers significant performance advantages over existing silicon-based technologies.

•	Manufacturing Excellence. We routinely ship over one million devices per day. Our customers rely on our ability to meet their delivery schedules. Our world-class manufacturing capabilities allow us to respond quickly to changes in customer demand, giving us what we believe is a significant competitive advantage. We are the world’s leading manufacturer of GaAs HBT devices and plan to continue making investments in GaAs HBT and GaAs pHEMT manufacturing capacity to meet the growing needs of our customers. Silicon manufacturing capacity is becoming increasingly important for our growth. Silicon currently represents approximately 25% of the semiconductor content of the components we ship. The silicon percentage of our total shipments is expected to grow significantly as we begin the production ramp of our highly integrated silicon products, including POLARIS(TM) TOTAL RADIO(TM) solutions and Bluetooth(R). To address the capacity requirements for these components, we have established top tier relationships with TSMC and IBM. Additionally, we have invested in guaranteed silicon capacity at Jazz. We have addressed packaging capacity by developing strong relationships with the world’s leading assembly houses. We are also investing in our own assembly capabilities to further guarantee assembly capacity and lower our overall cost structure. We currently test the majority of our components at our own high-volume, low-cost test facilities. We also outsource product testing to certain assembly houses and will likely outsource an increasing percentage of our production test volume in the future. Finally, we focus on reducing manufacturing cycle time. We believe that reducing manufacturing cycle time significantly improves our ability to respond to changes in customer demand and also lowers inventory carrying costs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management believes that the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of our consolidated financial statements.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On a regular basis, we make estimates for the allowance for doubtful accounts, inventory reserves, warranty reserves, income tax valuation, investment impairment, and impairment of goodwill, long-lived assets and other financial statement amounts. We make adjustments as deemed necessary based on historical experiences and existing and expected future conditions. Actual results could differ from those estimates.

REVENUE RECOGNITION

Revenue from product sales is recognized when the title, risk and rewards of product ownership are transferred to the customer, price and terms are fixed, no significant vendor obligation exists and collection of the resulting receivable is reasonably assured. We also enter into engineering agreements with certain customers relating to the development of customer-specific applications. Revenue is recognized for engineering contracts as it is earned. Our revenue recognition policy is significant because our revenue is a key component of our operations and the timing of revenue recognition determines the timing of certain expenses, such as sales commissions. Revenue results are difficult to predict, and any shortfall in revenues could cause our operating results to vary significantly from period to period.

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. We recognize allowances for doubtful accounts based on several factors, including historical experience, the current business environment and the length of time that the receivables are past their contractual due date. Based on these factors, our allowance for doubtful accounts has continuously represented less than 1% of our sales and our accounts receivable write-offs to date have been minimal. We relate our low write-offs to our conservative payment terms and stringent credit policies and the financial strength of our customers. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Our “days sales outstanding” was 47.7, 47.4 and 55.0 for our fiscal years ended March 31, 2004, 2003 and 2002, respectively.

Our products generally carry 12 to 27 month warranties against defects, depending on the specific type of product. We provide for estimated warranty costs in the period that the related sales are made, based on historical experience and assessment of overall risk.

IMPAIRMENT OF LONG-LIVED ASSETS

We review the carrying values of all long-lived assets whenever events or changes in circumstances indicate that such carrying values may not be recoverable, as required by Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144).

We entered into a strategic alliance with Agere Systems, Inc. in May 2001, pursuant to which we agreed to invest approximately $58.0 million over two years to upgrade manufacturing clean room space and purchase semiconductor manufacturing equipment to be deployed within Agere’s Orlando, Florida, manufacturing facility, of which $16.4 million had been invested as of March 31, 2004. On January 23, 2002, Agere announced that it was seeking a buyer for its Orlando wafer fabrication operation. As a result of this announcement and the related uncertainty concerning the future of Agere’s Orlando facility, we and Agere suspended further performance under the arrangement. We have not made any additional investments in equipment under this arrangement and in April 2004 an agreement was reached with Agere to terminate this arrangement and transfer title to the equipment to Agere in exchange for $4.5 million in settlement of all obligations resulting from the strategic alliance. These negotiations to settle required us to evaluate our equipment for impairment. The equipment had a net depreciated carrying value of $12.2 million at March 31, 2004, prior to any impairment charges. As a result, we recorded a non-cash asset impairment charge of $7.7 million to reduce the asset to its recoverable value in fiscal 2004.

In making impairment determinations for long-lived assets, we utilize certain assumptions, including but not limited to: (1) estimations and quoted market prices of the fair market value of the assets, and (2) estimations of future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service that the asset will be used in our operations and estimated salvage values.

INVESTMENTS

We review our investments for impairment and make appropriate reductions in the carrying value when an other-than-temporary decline is evident in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (APB 18) and Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments In Debt and Equity Securities” (SFAS 115). During the first quarter of fiscal 2004, we made a $4.0 million equity investment in a privately held company, Silicon Wave, Inc., as part of a strategic relationship for the global Bluetooth(R) wireless market. This investment represented less than a 20% ownership interest. We did not have the ability to exercise significant influence over the management of the investee company, and therefore the investment was carried at its original cost and accounted for using the cost method of accounting for investments in accordance with APB 18.

During the third quarter of fiscal 2004, we made an additional $2.0 million equity investment in Silicon Wave. The additional investment increased our ownership interest to greater than 20%. In accordance with APB 18, we re-evaluated our ownership interest and whether we had the ability to exercise significant influence over the operation of Silicon Wave and determined that the additional investment triggered a change in accounting for the investment from the cost method to the equity method, which we adopted in the third quarter of fiscal 2004. As required by APB 18, the investment and results of operations for the prior periods presented were adjusted retroactively and have been restated to reflect the application of the equity method. Application of the equity method resulted in an equity method loss in Silicon Wave of $2.8 million for the fiscal year ended March 31, 2004. In April 2004, we announced that we had signed a definitive agreement to acquire Silicon Wave and completed that acquisition in May 2004 (see Note 22 to the Consolidated Financial Statements).

During fiscal 2003 and fiscal 2002, we recorded a $1.3 million and a $3.6 million charge, respectively, for the impairment of a $5.0 million investment in the equity of a privately held company. The impairment charge represented management’s best estimate of other-than-temporary declines in value.

In making impairment determinations for investments in privately held companies and investments in available-for-sale securities, we utilize certain assumptions, including but not limited to each company’s cash position, financing needs, earnings, revenue outlook, operational performance, management or ownership changes as well as competition. In making impairment determinations for investments of available-for-sale securities, we additionally review the current market price for other-than-temporary declines in value following the latest guidance required by Financial Accounting Standards Board (FASB) Emerging Issues Task Force Issue 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.”

INTANGIBLE ASSETS AND GOODWILL

We review the carrying values of goodwill and identifiable intangibles whenever events or changes in circumstances indicate that such carrying values may not be recoverable, as required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). As required by SFAS 142, we review goodwill and intangible assets with indefinite lives for impairment at least annually. Unforeseen events and changes in circumstances and market conditions and material differences in the value of intangible assets due to changes in estimates of future cash flows could negatively affect the fair value of our assets and result in an impairment charge.

In making impairment determinations for intangible assets, we utilize estimations of future cash flows expected to be generated by these assets, which are based on additional assumptions such as asset utilization, length of service that the asset will be used in our operations and estimated salvage values, as well as independent valuation analysis of newly acquired intangible assets. In order to evaluate goodwill, we use certain assumptions in analyzing existing goodwill, including but not limited to two generally accepted valuation methodologies: (1) the income approach — discounted cash flows and (2) the market approach — enterprise value and guideline company analysis. Newly acquired goodwill determinations are based on independent appraisals.

The value of acquired in-process research and development is determined by estimating the costs to develop the purchased in-process research and development into a commercially viable product, estimating the resulting cash flows from the sale of the products resulting from the completion of the in-process research and development and discounting the net cash flows using a present value factor. The acquired in-process research and development with no alternative future use is charged to expense at the merger date in accordance with SFAS 142 (see Note 2 to the Consolidated Financial Statements).

INVENTORIES

Inventories are stated at the lower of cost or market determined using the average cost method. Our business is subject to the risk of technological and design changes. We evaluate inventory levels quarterly against sales forecasts on a product family basis to evaluate our overall inventory risk. Reserves are adjusted to reflect inventory values in excess of forecasted sales as well as overall inventory risk assessed by management. In the event that we sell inventory that had been covered by a specific inventory reserve, the sale is recorded at the actual selling price and the related cost of goods sold at the full inventory cost. Inventory deemed obsolete pursuant to our policy regarding inventory obsolescence is required by our policy to be carried for a period not to exceed one year so that customers may be notified and find a suitable replacement. Once the one-year period is complete, the obsolete inventory will be disposed of and the inventory value and related reserve will be written off. If actual demand and market conditions are less favorable than those projected by management, additional inventory write-downs could be required and recorded by us.

We maintain an inventory of certain standard products based on our internal forecasts of expected demand for these products. For custom-designed products, designs of our products are verified both by us and by the customer before orders for production wafers are placed. Upon receipt of orders, we schedule production based on order size, customer delivery requirements, production schedules and other production considerations.

During fiscal 2004, our inventory reserves increased by $1.2 million. Gross inventories increased by approximately $2.0 million or 3% in fiscal 2004 compared to fiscal 2003. The increase is attributable to a raw material buildup for new products. Inventory turnover improved to 7.0 for fiscal 2004 compared to 6.8 for fiscal 2003. The improvement in inventory turnover resulted from a reduction in our supply chain cycle time, primarily in the work-in-process inventory. The improved supply chain cycle time has enabled better utilization of our test facilities, reduced customer lead times, lowered our percentage of obsolete inventory and enhanced customer satisfaction.

During fiscal 2002, our inventory reserves increased as customers shifted demand from Monolithic Microwave Integrated Circuits (MMIC) to more complex, highly integrated multi-chip module power amplifiers. Industry volatility and lower forecasts for handset sales during the first part of fiscal 2002 increased our overall inventory risk associated with predictability of future sales and management’s reliance on sales forecasts. These factors resulted in a $15.3 million reserve adjustment in the first quarter of fiscal 2002.

We believe that our continued focus on supply chain management through the implementation of new planning strategies, efforts of an inventory management team and utilization of a leading enterprise resources planning system has enabled us to demonstrate effective inventory management. The results are demonstrated by reduced inventory risk and superior customer order response time.

STOCK-BASED COMPENSATION

We account for employee stock options and employee restricted stock awards in accordance with Accounting Principles Board

Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Under APB 25, no compensation expense is recognized for stock options or restricted stock issued to employees with exercise prices or share prices at or above quoted market value. For stock options or restricted stock awards granted at exercise prices below quoted market value, we record deferred compensation expense for the difference between the price of the underlying shares and the market value. Deferred compensation expense is amortized ratably over the vesting period of the related options or shares of restricted stock.

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) provides an alternative to APB 25 in accounting for stock-based compensation issued to employees. SFAS 123 provides for a fair value-based method of accounting for employee stock options and similar equity instruments. However, companies that continue to account for stock-based compensation arrangements under APB 25 are required by SFAS 123 to disclose the pro forma effect on net income (loss) and net income (loss) per share as if the fair value-based method prescribed by SFAS 123 had been applied. We continue to account for stock-based compensation using the provisions of APB 25 and present the pro forma information required by SFAS 123 as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (SFAS 148).

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling interest, or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from other parties. Effective December 2003, the FASB issued Staff Position FIN 46R that defers the application of FIN 46 to interests in potential VIEs if the VIE was created prior to February 1, 2003, and the company has not issued financial statements reporting interests in VIEs in accordance with FIN 46 until the end of periods ending after March 15, 2004. We adopted FIN 46 in fiscal 2004 and the adoption did not have a significant impact on our consolidated financial position, results of operations or cash flows.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149). SFAS 149 amends Statement of Financial Accounting Standards No. 133, “Accounting for Derivative and Hedging Activities” (SFAS 133), to provide more consistent reporting of contracts as either freestanding derivative instrument subject to SFAS 133 in their entirety or as hybrid instruments with debt host contracts and embedded derivative features. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003. We adopted SFAS 149 for contracts entered into or modified after June 30, 2003. Adoption of SFAS 149 did not have a significant impact on our consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 is effective immediately with respect to instruments entered into or modified after May 31, 2003, and for all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. We adopted SFAS 150 during the first quarter of fiscal 2004. Adoption of SFAS 150 did not have a significant impact on our consolidated financial position, results of operations or cash flows.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition,” which codifies, revises and rescinds certain sections of SAB No. 101, “Revenue Recognition,” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB 104 did not have a significant impact on our consolidated financial position, results of operations or cash flows.

RESULTS OF OPERATIONS

The following table shows our consolidated statement of operations data expressed as a percentage of total revenue for the periods indicated:

For the Fiscal Years Ended March 31,	2004	2003	2002
Revenue	100.0%	100.0%	100.0%
Operating costs and expenses:
Cost of goods sold	62.2	64.0	67.4
Research and development	19.7	20.0	20.2
Marketing and selling	6.9	7.3	7.9
General and administrative	3.2	3.6	3.8
Impairment of long-lived assets	1.2	—	1.8
Other operating expenses	0.3	2.8	3.8

Total operating costs and expenses	93.5	97.7	104.9

Income (loss) from operations	6.5	2.3	(4.9)
Interest expense	(2.0)	(4.8)	(4.7)
Interest income	0.5	1.1	3.3
Loss in equity method investee	(0.5)	—	—
Other income (expense), net	0.1	(0.4)	(1.1)

Income (loss) before income taxes	4.6	(1.8)	(7.4)
Income tax (expense) benefit	—	—	1.8

Net income (loss)	4.6	(1.8)	(5.6)

REVENUE

FISCAL 2004

Revenue in fiscal 2004 was $651.4 million, an increase of 28% compared to revenue of $507.8 million in fiscal 2003. The growth resulted primarily from an increase in our power amplifier market share, strength in the cellular handset market and diversification of our wireless handset customer base. The following key factors contributed to our revenue growth in fiscal 2004:

•	Our revenue from products for handsets in fiscal 2004 increased approximately 42% compared to fiscal 2003, due to significant growth of the cellular handset market and increased market share of our power amplifiers for cellular applications.

•	We continued to diversify our customer base by adding a third customer (Samsung) that represented 10% of our revenues for fiscal 2004, while our dependence on Nokia was reduced in fiscal 2004 to 35% of sales as a percentage of revenues, compared to 45% in fiscal 2003.

•	Our GSM revenue increased to 63.4% of fiscal 2004 revenue as compared to 47.6% of fiscal 2003 revenue as a result of the product mix being shifted from Time Division Multiple Access (TDMA) to GSM as major cellular network operators in certain geographical areas converted their infrastructure. We expect continued growth in GSM revenue through market share gains and our introduction of power amplifier-plus-switch front end modules. For the customer, front end modules increase functionality, reduce the board space required for the radio section and simplify the supply chain.

•	Our CDMA revenue increased by 1.8% in fiscal 2004 to $106.4 million and we expect continued growth with the introduction of new products, such as next-generation offerings of our 3×3×0.9 mm CDMA lead frame modules, which have the world’s smallest footprint for CDMA power amplifiers. Size reductions generally translate into lower manufacturing costs. Customers desire smaller components, as this allows them to either reduce the overall size of the telephone or gives them the space needed to add additional functionality.

The revenue growth and gross margin improvement was achieved despite (1) a reduction in our WLAN products revenue in fiscal 2004 as compared to fiscal 2003 and (2) continued downward pressure on the average selling prices of our products. Our previous WLAN design efforts did not take full advantage of our market strength in the cellular handset space. We have recently repositioned our WLAN solutions to take advantage of front end module and power amplifier core competencies, targeting the cellular handsets and mobile computing embedded markets where power consumption and size is critical. We are employing CMOS integration to enable single chip solutions to meet these power consumption and size requirements. Our overall weighted average selling price declined by approximately 13% compared to fiscal 2003, which is consistent with our industry, as our customers expect the average selling price of our products to decline over time. However, the number of power amplifier units we sold in fiscal 2004 increased by 53%, which offset the decline in our average selling price. Our markets remain highly competitive and we continue to experience downward pressure on the average selling prices of our products, which we expect to continue in fiscal 2005.

International shipments were $529.9 million in fiscal 2004 and accounted for 81% of revenue compared to $405.7 million, or 80% of revenue in the prior year. Shipments to Asia totaled $374.7 million, or 58% of revenue, in fiscal 2004 and $274.9 million, or 54% of revenue, in fiscal 2003. The increase in sales to Asia is the result of (1) the shift in customer demand which in turn caused a corresponding shift in production by our customers to Asia, (2) the industry trend to higher utilization of ODMs by our OEM customers and (3) the establishment of our sales and customer support centers in Shenzhen and Beijing, China, as well as our expansion of our Taipei, Taiwan, and Seoul, South Korea, sales and customer support centers and the expansion of our Tokyo, Japan, sales office.

FISCAL 2003

Revenue in fiscal 2003 was $507.8 million, an increase of 38% compared to revenue of $369.3 million in fiscal 2002. The growth resulted primarily from four areas of strategic focus in fiscal 2003: (1) an increase in our power amplifier market share; (2) an increase in the number of components that we sold in a typical wireless handset; (3) diversification of our wireless handset customer base; and (4) our expansion into new product markets.

•	Our revenue from handsets in fiscal 2003 increased 33% compared to fiscal 2002. Estimated handset production in calendar year 2002 increased approximately 14% compared to calendar year 2001. Thus, the growth in the number of overall wireless handsets produced, coupled with our growth in market share, contributed to our increased revenues.

•	We increased the number of components that we sold in a typical handset by increasing sales of our small signal devices by 28% in fiscal 2003 compared to fiscal 2002.

•	Our concentration of business with Nokia declined in fiscal 2003. Sales to Nokia as a percentage of revenues declined from 65% in fiscal 2002 to 45% in fiscal 2003. In addition, during fiscal 2003 we increased our sales to other prominent existing customers in the handset industry, including Motorola, which accounted for 14% of our revenue in fiscal 2003 compared to 5% in fiscal 2002. We also increased ODM revenues by 135% in fiscal 2003 compared to 2002.

•	In fiscal 2003, our WLAN revenue increased to $31.1 million from $3.7 million in fiscal 2002. Our WLAN product revenue was concentrated in products addressing the 802.11b standard and represented 6% of total revenues in fiscal 2003, compared to 1% of total revenues in fiscal 2002, based in part on our merger with Resonext in December 2002.

Although we increased the number of units sold in fiscal 2003 by 56%, our overall weighted average selling price declined approximately 16% compared to fiscal 2002.

International shipments were $405.7 million and accounted for 80% of revenue in fiscal 2003 as compared to $262.3 million, or 71% of revenue in the prior year. Shipments to Asia totaled $274.9 million, or 54% of revenue, in fiscal 2003 and $189.2 million, or 51% of revenue, in fiscal 2002. The establishment of our sales and customer support centers in Taipei, Taiwan, and Seoul, South Korea, contributed to the increased sales in the Asian markets.

GROSS PROFIT

FISCAL 2004

Gross profit margin in fiscal 2004 increased to 37.8% of revenue compared to 36.0% of revenue in fiscal 2003. The increase in gross profit margin was primarily attributable to our cost reduction efforts consisting of test and assembly yield improvements, material cost reductions, reduction in the cost to assemble our products, capacity utilization and cost savings from the conversion from four-inch to six-inch GaAs wafer fabrication. These positive factors more than offset a reduction in our average gross profit percentage from a product mix shift from higher margin MMICs to modules which are more complex, highly integrated module power amplifiers. In addition, our gross margin improvement was achieved despite continued downward pressure on the average selling prices of our products. Although our overall weighted average selling price declined by approximately 13% compared to fiscal 2003, the number of power amplifier units we sold in fiscal 2004 increased by 53%, which offset the decline in our average selling price.

We have historically experienced significant fluctuations in gross profit margins and, consequently, our operating results, and we expect such fluctuations to continue. We believe gross margins will continue to compress as a result of downward pressure on average selling prices and a tightening supply of silicon components and other raw materials. As a result, we will continue to focus on cost reduction efforts, including (1) strategic supply relationships, such as Jazz, which provide us with a committed, lower-cost source of supply for silicon wafers, (2) achieving higher levels of product integration, (3) successfully implementing test yield and assembly improvement plans, such as investing in our own assembly capabilities in Beijing, China, to obtain a lower overall cost structure and other supply chain savings, and (4) increasing our capacity utilization.

FISCAL 2003

Gross profit margins in fiscal 2003 increased to 36% of revenue compared to 33% of revenue in fiscal 2002. The increase in gross profit was primarily attributable to increased unit volume and capacity utilization, favorable production yields and the absence of an adjustment to inventory reserves compared to an adjustment of $15.3 million recorded in fiscal 2002 due to the anticipated reduction in revenue from sales of MMICs that we experienced in fiscal 2003. These positive factors were offset in part by a predicted shift in product mix from MMICs to more complex, highly integrated module power amplifiers, which was driven by customer demand. Because module power amplifiers contain higher substrate and assembly costs as well as components that are purchased by us from third parties, our overall manufactured content as a percentage of total cost in a module is lower than for a MMIC, which results in lower margins for modules than MMICs. In addition, production yields for modules can be lower than those for MMICs due to the more complex, highly integrated nature of modules. Module-based products provide customers with a lower cost, are more reliable, have a smaller footprint with the same functionality and allow customers to decrease their time-to-market for products. Module sales for fiscal 2003 represented 59% of our revenue compared to 43% for fiscal 2002.

RESEARCH AND DEVELOPMENT

FISCAL 2004

Research and development expenses in fiscal 2004 were $128.2 million, an increase of 26% compared to fiscal 2003 expense of $101.7 million. This increase was primarily attributable to increased headcount and related personnel expenses, including salaries and benefits. Our WLAN product line, which we expanded with the acquisition of Resonext in December 2002, contributed to the increased headcount, related personnel expenses and additional amortization expense from the acquired intangible assets. The increases were also attributable to our focus on product development related to our POLARIS(TM) TOTAL RADIO(TM) solutions family of cellular transceivers, WLAN products, next generation power amplifiers and infrastructure products. Our spending also included research expenses for semiconductor process technologies related to GaAs, silicon and GaN. We plan to continue to make investments in research and development and expect that such expenses will continue to increase in absolute dollars in future periods. Research and development expenses remained relatively flat as a percentage of sales.

We currently operate 13 RFIC design centers that are located throughout the world, in addition to our design engineering staff in Greensboro, North Carolina. Research and development employees totaled 573 at March 31, 2004, compared to 548 at March 31, 2003.

A key element of our business strategy involves the potential acquisition of businesses, assets, products or technologies that allow us to reduce the time required to develop new technologies and products and bring them to market, complement our existing product offerings, expand our market coverage, increase our engineering workforce and enhance our technological capabilities.

In April 2004, we signed a definitive agreement to acquire Silicon Wave and completed the acquisition in May 2004. Silicon Wave’s Bluetooth(R) product portfolio includes CMOS radio solutions as well as highly integrated single-chip CMOS solutions, which include radio, baseband processor, a processor core and memory — all on a single chip of silicon. The CMOS Bluetooth(R) solutions have a unique architecture that does not require external flash memory and minimizes the use of external radio frequency components. This represents a cost and size advantage compared to competitors’ solutions. Silicon Wave’s Bluetooth(R) products are currently in production and in use supporting multiple applications, including cellular handsets, headsets, PC peripherals and consumer electronics devices. Based on existing Bluetooth(R) design activity, we currently anticipate quarterly Bluetooth(R) revenue will increase sequentially throughout the current fiscal year ending March 31, 2005.

As part of our strategic relationship with Jazz, we invested a total of $60.0 million in fiscal 2003 and fiscal 2004 for an ownership interest of approximately 11%. Through our relationship with Jazz, we have a guaranteed low cost source of supply for wafers fabricated utilizing Jazz’s manufacturing processes, including SiGe, BiCMOS and RF CMOS. This relationship also allows us to collaborate with Jazz on developing wireless technology roadmaps, including joint process development and the optimization of these processes for fabrication of next-generation silicon RFICs. During fiscal 2004, we began production manufacturing of silicon devices utilizing Jazz’s processes and we currently have multiple silicon products in various stages of design at Jazz.

We plan to continue to evaluate strategic opportunities as they arise and make substantial investments in research and development.

We expect that such expenses will continue to increase in absolute dollar amounts in future periods.

FISCAL 2003

Research and development expenses in fiscal 2003 were $101.7 million, an increase of 37% compared to fiscal 2002 expenses of $74.4 million. This increase was primarily attributable to increased headcount and related personnel expenses, including salaries, benefits and equipment. The merger with RF Nitro in fiscal 2002, a privately held company with advanced materials and products in broadband wireless and wireline (fiber-optic) markets, and the acquisition of the GPS development operations of IBM impacted research and development expenses for all of fiscal 2003 compared to five months in fiscal 2002. In addition, research and development expenses associated with our merger with Resonext in December 2002 contributed to the total research and development expenses for fiscal 2003. This increase represented a larger overall investment toward the development of our POLARIS(TM) TOTAL RADIO(TM) solution. In addition, this increase reflected additional investments that we made in development activities to extend our PowerStar(R) family of power amplifier modules.

MARKETING AND SELLING

FISCAL 2004

Marketing and selling expenses in fiscal 2004 were $45.2 million, a 23% increase compared to expenses of $36.8 million in fiscal 2003. This increase was primarily attributable to increased headcount and related personnel expenses, including salaries, benefits and equipment. Our WLAN product line, which we expanded through the Resonext acquisition in December 2002, contributed to the increased headcount, related personnel expenses and additional amortization expense from the acquired intangible assets. The fiscal 2004 increase compared to fiscal 2003 was partially offset by a decrease in commission expense in fiscal 2004 compared to fiscal 2003, which is attributable to shifts in revenue from third-party commission-based accounts to in-house accounts. Marketing and selling expenses remained relatively flat as a percentage of sales and we expect that marketing and selling expenses will continue to increase in absolute dollar amounts in future periods.

We sell our products worldwide directly to customers as well as through a network of domestic and foreign sales representative firms. We have sales and customer support centers located throughout the world and had 192 marketing and selling employees at March 31, 2004, compared to 198 at March 31, 2003. We are focusing our efforts on building the staffing and capabilities of our existing sales infrastructure and believe that our existing sales offices and customer support centers provide the geographic coverage necessary to address our product markets and customer base.

FISCAL 2003

Marketing and selling expenses in fiscal 2003 were $36.8 million compared to $29.0 million in fiscal 2002. This increase was primarily attributable to increased headcount and related personnel expenses, including salaries, benefits and equipment. The merger with RF Nitro and the acquisition of IBM’s GPS development operations impacted marketing and selling expenses for all of fiscal 2003 compared to five months in fiscal 2002. In addition, marketing and selling expenses associated with our merger with Resonext in December 2002 contributed to the total marketing and selling expenses for fiscal 2003. The increase was partially offset by decreased commission expense resulting from lower commission rates and shifts in revenue from third party commission-based accounts to in-house accounts. Marketing and selling expenses represented 7.3% and 7.9% of revenue for fiscal 2003 and fiscal 2002, respectively.

GENERAL AND ADMINISTRATIVE

FISCAL 2004

General and administrative expenses in fiscal 2004 were $21.1 million or 3% of revenue, a 15% absolute dollar increase compared to fiscal 2003 expenses of $18.4 million or 4% of revenue. We had 125 general and administrative employees at March 31, 2004, compared to 112 at March 31, 2003. The fiscal 2004 increase in absolute dollars compared to fiscal 2003 was due primarily to increased headcount and related personnel expenses, including salaries, benefits, increased directors’ compensation cost and expenses, increased premiums related to key employee insurance and increased legal and audit fees related to our compliance with the Sarbanes-Oxley Act of 2002 and business operations in China. We expect that general and administrative expenses will continue to increase in absolute dollar amounts in future periods.

FISCAL 2003

General and administrative expenses in fiscal 2003 were $18.4 million or 4% of revenue, a 29% absolute dollar increase compared to fiscal 2002 expenses of $14.2 million or 4% of revenue. We had 112 general and administrative employees at March 31, 2003 compared to 90 at March 31, 2002. The fiscal 2003 increase in absolute dollars was due primarily to increased headcount and related personnel expenses, including salaries, benefits and equipment. Other increases in fiscal 2003 included recruiting expenses related to the appointment of two new board members, higher insurance premiums and bank charges for letters of credit expenses related to our expansion in the Asian markets.

IMPAIRMENT OF LONG-LIVED ASSETS

FISCAL 2004

We entered into a strategic alliance with Agere in May 2001, pursuant to which we agreed to invest approximately $58.0 million over two years to upgrade manufacturing clean room space and purchase semiconductor manufacturing equipment to be deployed within Agere’s Orlando, Florida, manufacturing facility, of which $16.4 million had been invested as of March 31, 2004. On January 23, 2002, Agere announced that it was seeking a buyer for its Orlando wafer fabrication operation. As a result of this announcement and the related uncertainty concerning the future of Agere’s Orlando facility, the parties suspended further performance under the agreements. We did not make any additional investments in equipment under this arrangement. In April 2004, an agreement was reached with Agere to terminate this arrangement and transfer title to the equipment to Agere in exchange for $4.5 million in settlement of all obligations from the strategic alliance. These negotiations to settle required us to evaluate our equipment for impairment. The equipment had a net depreciated carrying value of $12.2 million at March 31, 2004, prior to any impairment charges. As a result, we recorded a non-cash asset impairment charge of $7.7 million to reduce the asset to its recoverable value in the fourth quarter of fiscal 2004.

OTHER OPERATING EXPENSES

FISCAL 2004

Other operating expenses were $2.1 million in fiscal 2004 compared to $14.0 million in fiscal 2003, an 85% decrease. Other operating expenses in fiscal 2004 were comprised of $2.1 million of depreciation expense for assets held and used related to the Agere facility. Fiscal 2003 other operating expenses included a $10.5 million charge for acquired in-process research and development in connection with the merger with Resonext, $2.1 million of depreciation expense for assets held and used related to the Agere facility and $1.4 million of start-up costs associated with our test, tape and reel facility in Beijing, China.

The Resonext related acquired in-process research and development charge in fiscal 2003 was expensed in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations” (SFAS 141). SFAS 141 specifies that the amount assigned to acquired intangible assets to be used in a particular research and development project that have no alternative future use shall be charged to expense at the merger date. The in-process research and development projects were related to first- and second-generation products for 802.11a/b/g applications. The first- and second-generation product efforts have been discontinued, and, accordingly, no additional expenditures will be incurred for these projects. We currently expect to use technology derived from these initial development efforts in combination with our other technologies to develop products that have higher levels of product integration and are responsive to market requirements.

FISCAL 2003

Other operating expenses were $14.0 million in fiscal 2003 compared to $14.1 million in fiscal 2002, a 1% decrease. Fiscal 2003 other operating expenses included a $10.5 million charge for acquired in-process research and development in connection with the merger with Resonext, $2.1 million of depreciation expense for assets held and used related to the Agere facility and $1.4 million of start-up costs associated with our test, tape and reel facility in Beijing, China. Fiscal 2002 other operating expenses included start-up costs of $13.5 million attributable to our second wafer fabrication facility in Greensboro, North Carolina, and $0.6 million attributable to our test, tape and reel facility in Beijing, China. Fiscal 2003 included start-up costs associated with our test, tape and reel facility in Beijing, China, through August 2002. The operating costs of the Beijing facility transitioned to cost of goods sold during the last month of the second fiscal quarter once the facility was qualified for production and economic value was obtained. These initial other operating costs have been expensed as incurred in accordance with the American Institute of Certified Public Accountants’ Statement of Position 98-5, “Reporting on the Costs of Start-up Activities.” The Resonext-related acquired in-process research and development charge in fiscal 2003 was charged to expense in accordance with SFAS 141. SFAS 141 specifies that the amount assigned to acquired intangible assets to be used in a particular research and development project that have no alternative future use shall be charged to expense at the merger date. The in-process research and development projects were related to first- and second-generation products for 802.11a/b/g applications. The first- generation product was a two-chip combination of a transceiver and baseband/media access controller (MAC) chip that supports the 802.11a/b/g protocols, and it was determined that the in-process research and development associated with this project had a fair value of $6.2 million. The second-generation product was a two-chip combination of a transceiver and a baseband/MAC chip that supports the 802.11a/b/g protocols and allows for variable frequencies, and it was determined that the in-process research and development associated with this project had a fair value of $4.3 million. The value of the acquired in-process research and development was determined by estimating the costs to develop the purchased in-process research and development into a commercially viable product, estimating the resulting cash flows from the sale of the products resulting from the completion of the in-process research and development and discounting the net cash flows using a discount rate of 19%.

INTEREST EXPENSE

FISCAL 2004

Interest expense in fiscal 2004 was $12.9 million compared to $24.4 million in fiscal 2003. The $11.5 million decrease resulted primarily from the retirement of an interest rate swap arrangement for $7.8 million during the third quarter of fiscal 2003. Also, during July 2003, we completed the private placement of $230.0 million aggregate principal amount of 1.50% convertible subordinated notes due 2010 and used a portion of the proceeds to repurchase $200.0 million of the $300.0 million aggregate principal amount of our 3.75% convertible subordinated notes due 2005, therefore reducing our interest expense on our 3.75% convertible notes.

FISCAL 2003

Interest expense in fiscal 2003 was $24.4 million compared to $17.2 million in fiscal 2002. The $7.2 million increase primarily resulted from the retirement of an interest rate swap arrangement for $7.8 million. In fiscal 2001, we entered into an interest rate swap cash flow hedge to reduce the impact of interest rate changes under our synthetic lease on our results of operations. We paid off the synthetic lease and acquired the underlying assets in the third quarter of fiscal 2003. As a result, our interest rate swap cash flow hedge was no longer eligible for hedge accounting and we elected to pay off the swap.

INTEREST INCOME

FISCAL 2004

Interest income in fiscal 2004 was $3.5 million compared to $5.5 million in fiscal 2003. Interest income decreased in fiscal 2004 due to lower prevailing interest rates driven by the Federal Reserve cuts to the federal funds rate.

FISCAL 2003

Interest income in fiscal 2003 was $5.5 million compared to $12.2 million in fiscal 2002. Interest income decreased in fiscal 2003 due to lower prevailing interest rates driven by the Federal Reserve cuts to the federal funds rate.

LOSS IN EQUITY METHOD INVESTEE

FISCAL 2004

During the first quarter of fiscal 2004, we made a $4.0 million equity investment in a privately held company, Silicon Wave, as part of a strategic relationship with this leading provider of low-power, highly integrated radio frequency communications system components for the global Bluetooth(R) wireless market. This investment represented less than a 20% ownership interest. We did not have the ability to exercise significant influence over the management of the investee company, so the investment was carried at its original cost and accounted for using the cost method of accounting for investments in accordance with APB 18.

During the third quarter of fiscal 2004, we made an additional $2.0 million equity investment in Silicon Wave. The additional investment increased our ownership interest to greater than 20%. In accordance with APB 18, we re-evaluated our ownership interest and our ability to exercise significant influence. We determined that the additional investment triggered a change in accounting for the investment from the cost method to the equity method and we adopted this method in the third quarter of fiscal 2004. As required by APB 18, the investment and results of operations for the prior periods presented were adjusted retroactively and have been restated to reflect the application of the equity method. Application of the equity method resulted in an equity method loss in the investee company of $2.8 million for the fiscal year ended March 31, 2004. In May 2004, we completed our acquisition of Silicon Wave as described above in the “Research and Development” section.

INCOME TAX EXPENSE

FISCAL 2004

Income tax expense for fiscal 2004 was $0.5 million as compared to $0.3 million for fiscal 2003, primarily representing foreign income taxes on international operations. The effective combined domestic income tax rate was 0% for fiscal 2004 and 0% for fiscal 2003. Our effective tax rate was 1.6% for fiscal 2004 compared to 2.8% for fiscal 2003. Our overall tax rate for fiscal 2004 differed from the statutory rate due to adjustments to the valuation allowance, primarily related to the partial recognition of the U.S. tax benefits on the domestic net operating losses, tax credits, rate differences on foreign transactions, and other differences between book and tax treatment of certain expenditures. Our overall tax rate for fiscal 2003 differed from the statutory rate due to adjustments to the valuation allowance, primarily related to the non-recognition of the U.S. tax benefits on the domestic net operating losses and tax credits, rate differences on foreign transactions and other differences between book and tax treatment of certain expenditures.

At March 31, 2004, we had outstanding net operating loss carryforwards (NOLs) for federal domestic tax purposes of approximately $62.3 million, which will begin to expire in 2022, if unused, and state losses of approximately $79.3 million, which will begin to expire in 2009, if unused. Included in the amounts above are certain NOL and other tax attribute assets acquired in conjunction with our acquisition of Resonext. The utilization of acquired assets may be subject to certain annual limitations as required under Internal Revenue Code Section 382. In accordance with the Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” a valuation allowance of $17.6 million related to domestic operating losses and credit carryforwards has been established because it is more likely than not that some portion of the deferred tax assets will not be realized. We considered this review, the timing of the reversal of our temporary differences and the expiration dates of the NOLs and credits in reaching our conclusion.

FISCAL 2003

The effective combined domestic income tax rate for fiscal 2003 was 0%. Income tax expense of $0.3 million was incurred due to taxes on our foreign subsidiaries. This rate is lower than the 24.9% effective rate and $6.8 million income tax benefit in fiscal 2002 due primarily to the non-recognition of U.S. tax benefits on the domestic net operating losses and tax credits.

LIQUIDITY AND CAPITAL RESOURCES

We have funded our operations to date through sales of equity and debt securities, bank borrowings, capital equipment leases and revenue from product sales. Through public and Rule 144A securities offerings, we have raised approximately $687.0 million, net of offering expenses. As of March 31, 2004, we had working capital of approximately $426.9 million, including $220.9 million in cash and cash equivalents, compared to working capital at March 31, 2003, of $315.1 million, including $164.4 million in cash and cash equivalents.

Operating activities in fiscal 2004 provided cash of $117.1 million, compared to $52.0 million provided in fiscal 2003. This increase was primarily attributable to improved earnings and relatively stable inventory levels in fiscal 2004 as compared to an $11.9 million increase in gross inventories in fiscal 2003. During fiscal 2004, we continued to focus on inventory management and cycle time improvements and, as a result, we reduced both our work-in-process inventory levels and our inventory obsolescence. The non-cash operating items increased cash provided from operating activities by $17.4 million in 2004 as compared to 2003 due to increases in depreciation, amortization and impairment of long-lived assets. These increases in cash flow from operations were partially offset by a $19.4 million increase in our accounts receivable balance, which resulted from a 28% increase in revenue. Although our accounts receivable balance increased 29% in 2004 as compared to 2003, the average collection period remained stable at 47.7 days for fiscal 2004, compared to 47.4 days in fiscal 2003, primarily due to our conservative payment terms, stringent credit policies and the financial strength of our customers.

Net cash used in investing activities in fiscal 2004 was $92.0 million, compared to $48.2 million in fiscal 2003. This increase was primarily attributable to the activities of marketable securities and capital expenditures. During fiscal 2004, the activity of securities available-for-sale resulted in net cash used of $17.2 million, compared to net cash provided of $93.5 million from the net purchases and maturities of available-for-sale investments. This additional influx of cash in fiscal 2003 was offset by higher capital equipment and leasehold improvements of $137.0 million, which included the buyout of the synthetic lease assets for $84.5 million as compared to $38.8 million in fiscal 2004. We are currently expecting capital expenditures of $60.0 million for fiscal year 2005. The planned expenditures will be used for (1) the necessary equipment and facility expansions for increased capacity for our MBE and wafer fabrication facilities, as well as test, tape and reel facilities and (2) the expansion of our Beijing, China manufacturing facility to include a module packaging production line. Up to an additional $75.0 million may be needed to further expand our MBE and wafer fabrication facilities during fiscal 2005 if customer demand warrants such expansion. The module packaging production line in China is expected to qualify for production and it is expected that production will begin ramping during the second half of calendar 2004.

We currently expect to fund our 2005 capital expenditures with cash flow from operations and cash on hand.

Cash used in other investments was approximately $60.0 million, which was the result of the strategic relationship with Jazz. We transferred $30.0 million of cash to Jazz in fiscal 2003 and paid the remaining $30.0 million in fiscal 2004. The $6.0 million increase in cash used for other investments in fiscal 2004 as compared to fiscal 2003 represents an equity investment in Silicon Wave. In addition, fiscal 2003 included $25.3 million in cash acquired from the merger with Resonext.

In fiscal 2004, financing activities provided $31.3 million in cash, compared to $2.9 million of cash provided by financing activities in fiscal 2003. During fiscal 2004, we completed the private placement of $230.0 million aggregate principal amount of 1.50% convertible subordinated notes due 2010. The net proceeds of the offering were approximately $224.7 million after payment of the underwriting discount and expenses of the offering totaling $5.3 million. The net proceeds from the 1.50% offering were offset by the repurchase of $200.0 million of the $300.0 million aggregate principal amount of our 3.75% convertible subordinated notes due 2005. We currently expect to pay off our debt with cash flow from operations and cash on hand.

Our future capital requirements may differ materially from those currently anticipated and will depend on many factors, including, but not limited to, market acceptance of our products, volume pricing concessions, capital improvements, demand for our products, technological advances and our relationships with suppliers and customers. Based on current and projected levels of cash flow from operations, coupled with our most recent note offering, we believe that we have sufficient liquidity to meet both our short-term and long-term cash requirements. However, if there is a decrease in demand for our products, or in the event that growth is faster than we anticipated, operating cash flows may be insufficient to meet our needs. If existing resources and cash from operations are not sufficient to meet our future requirements or if we perceive conditions to be favorable, we may seek additional debt or equity financing, additional credit facilities or obtain asset-based financing. We maintain a $500.0 million shelf registration statement providing for the offering from time to time of debt securities, common stock, preferred stock, depositary shares, warrants and subscription rights. We do not, however, currently have any plans to issue any securities under this registration statement. We cannot be sure that any additional equity or debt financing will not be dilutive to holders of our common stock. Further, we cannot be sure that additional equity or debt financing, if required, will be available on favorable terms.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have transactions or relationships with “special purpose” entities, and we do not have any off-balance sheet financing other than normal operating leases.

COMMITMENTS

The following table summarizes our contractual payment obligations and commitments (in thousands):

Payment Obligations by Fiscal Year Ending March 31,	2005	2006	2007	2008	2009	Thereafter	Total
Capital commitments	$20,550	$—	$—	$—	$—	$—	$20,550
Capital leases	211	73	—	—	—	—	284
Operating leases	7,357	6,724	5,869	5,283	4,870	25,147	55,250
Convertible debt	7,200	105,325	3,450	3,450	3,450	235,175	358,050
Purchase obligations	21,094	280	—	—	—	—	21,374

Total	$56,412	$112,402	$9,319	$8,733	$8,320	$260,322	$455,508

CAPITAL COMMITMENTS

At March 31, 2004, we had long-term capital commitments of approximately $20.6 million, consisting of approximately $8.3 million for our investment in assembly capabilities as we develop an internal manufacturing process for module production packaging in Beijing, China, approximately $2.0 million for volume-driven expansion of our Beijing, China, test, tape and reel facility, approximately $5.0 million related to equipment for our MBE facility, approximately $3.0 million related to the expansion of our wafer fabrication facilities and the remainder for general corporate requirements.

CAPITAL LEASES

We have six capital leases with two equipment financing companies under which we have financed the cost of capital equipment and leasehold improvements. Lease terms range from 36 months to 60 months, with effective interest rates ranging from 8.4% to 11.0%. Total minimum future lease payments under these capital leases (excluding interest) as of March 31, 2004, were $0.3 million. In fiscal 2004, we recorded $0.7 million in lease amortization related to capital leases.

OPERATING LEASES

We lease our corporate headquarters facility, our first wafer fabrication facility, our MBE facility and certain other facilities through several third-party operating leases. At March 31, 2004, we had minimum future lease payments of approximately $54.3 million related to facility operating leases and approximately $0.9 million related to equipment operating leases. In fiscal 2004, we recorded $12.8 million in rent expense under operating leases.

CONVERTIBLE DEBT

In July 2003, we completed the private placement of $230.0 million aggregate principal amount of 1.50% convertible subordinated notes due 2010. The net proceeds of the offering were approximately $224.7 million after payment of the underwriting discount and expenses of the offering totaling approximately $5.3 million. During the second quarter of fiscal 2004, we used a portion of the proceeds to repurchase $200.0 million of the $300.0 million aggregate principal amount of our 3.75% convertible subordinated notes due 2005.

PURCHASE OBLIGATIONS

At March 31, 2004, we had potential obligations related to external processing totaling approximately $21.4 million.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We address our exposure to market risks, principally the market risk associated with changes in interest rates, through a controlled program of risk management that has in the past included the use of derivative financial instruments, such as interest rate swap agreements. We do not hold or issue derivatives, derivative commodity instruments or other financial instruments for trading or speculative purposes. We do not believe that our exposure to market risk is material to our financial position or results of operations.

SHORT-TERM AND LONG-TERM INVESTMENTS

Our investments in short-term and long-term investments are classified as available-for-sale securities and are comprised of corporate debt securities, U.S. government/agency securities, equity securities, municipal securities and investments in privately held companies, in accordance with an investment policy approved by our Board of Directors. Classified as available-for-sale, all of these investments are held at fair value. Although we manage investments under an investment policy, economic, market and other events may occur that we cannot control. Although the risks are minimal, fixed rate securities may have their fair value adversely impacted because of changes in interest rates and credit ratings. Due in part to these factors, our future investment income may fall short of expectations because of changes in interest rates or we may suffer principal losses if we were to sell securities that have declined in value because of changes in interest rates or issuer credit ratings.

CONVERTIBLE DEBT AND CAPITAL LEASE OBLIGATIONS

Our convertible subordinated notes due 2005 have a fixed interest rate of 3.75% and our convertible subordinated notes due 2010 have a fixed interest rate of 1.50%. Consequently, we do not have significant interest rate cash flow exposure on our long-term debt. However, the fair value of the convertible subordinated notes is subject to significant fluctuations due to their convertibility into shares of our stock and other market conditions. The fair value of these convertible subordinated notes is also sensitive to fluctuations in the general level of the U.S. interest rates. As of March 31, 2004, the 3.75% convertible subordinated notes had a fair value of $100.0 million and the 1.50% convertible subordinated notes had a fair value of $318.0 million. We would be exposed to interest rate risk if we used additional financing to fund capital expenditures. The interest rate that we may be able to obtain on financings will depend on market conditions at that time and may differ from the rates that we have secured in the past.

Our capital lease obligations have fixed interest rates and the fair value of these instruments is affected by changes in market interest rates. As a result, we believe that the market risk arising from holdings of our financial instruments is not material.

FOREIGN CURRENCY RISK

We have limited exposure to currency exchange fluctuations, as we manage the sensitivity of our international sales, purchases of raw materials and equipment by denominating most transactions in U.S. dollars. In the third quarter of fiscal 2003, we completed the establishment of an operation in Beijing, China, where domestic sales are denominated in Renminbi. The currency exchange rate fluctuations in Renminbi are immaterial to our overall operating results and cash flows. We do not currently engage in foreign currency hedging transactions.

CONSOLIDATED BALANCE SHEETS

March 31,	2004	2003
(In thousands)
Assets
Current assets:
Cash and cash equivalents	$220,915	$164,422
Short-term investments (Note 3)	106,930	92,187
Accounts receivable, less allowance of $1,547 and $1,078 as of March 31, 2004 and 2003, respectively	86,287	66,849
Inventories (Note 4)	58,552	57,781
Recoverable income taxes	—	6,330
Prepaid expenses	3,854	3,228
Other current assets	6,244	1,824

Total current assets	482,782	392,621
Property and equipment:
Land	3,206	3,206
Building	62,178	61,787
Machinery and equipment	279,558	260,815
Leasehold improvements	73,679	69,928
Furniture and fixtures	9,195	8,791
Computer equipment and software	18,926	16,343

	446,742	420,870
Less accumulated depreciation	(179,492)	(128,968)

	267,250	291,902
Construction in progress	13,106	20,111

Total property and equipment, net	280,356	312,013
Goodwill (Notes 2 & 8)	110,006	110,006
Intangible assets (Notes 2 & 5)	50,165	56,486
Long-term investments (Notes 2 & 3)	59,739	59,440
Investment in equity method investee (Notes 2 & 3)	3,169	—
Other non-current assets	1,799	2,259

Total assets	$988,016	$932,825

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$33,465	$26,694
Accrued liabilities	22,206	20,185
Jazz investment payable	—	29,604
Current obligations under capital leases (Note 9)	213	1,057

Total current liabilities	55,884	77,540
Long-term debt, net of unamortized discount of $5,374 and $4,135 as of March 31, 2004 and 2003, respectively (Note 10)	324,626	295,865
Obligations under capital leases, less current portion (Note 9)	60	611
Other long-term liabilities	4,308	1,409

Total liabilities	384,878	375,425
Commitments and contingent liabilities (Note 19)
Shareholders’ equity:
Preferred stock, no par value; 5,000 shares authorized; no shares issued and outstanding	—	—
Common stock, no par value; 500,000 shares authorized; 186,257 and 183,958 shares issued and outstanding as of March 31, 2004 and 2003, respectively	448,942	441,077
Additional paid-in capital	76,957	73,454
Deferred compensation	(14,442)	(18,700)
Accumulated other comprehensive income, net of tax	499	95
Retained earnings	91,182	61,474

Total shareholders’ equity	603,138	557,400

Total liabilities and shareholders’ equity	$988,016	$932,825

See accompanying notes.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended March 31,	2004	2003	2002
(In thousands, except per share data)
Revenue	$651,379	$507,819	$369,308
Operating costs and expenses:
Cost of goods sold	405,008	325,168	248,965
Research and development	128,152	101,736	74,445
Marketing and selling	45,226	36,833	28,993
General and administrative	21,135	18,364	14,224
Impairment of long-lived assets (Note 7)	7,678	—	6,801
Other operating expenses (Note 11)	2,107	13,961	14,085

Total operating costs and expenses	609,306	496,062	387,513

Income (loss) from operations	42,073	11,757	(18,205)
Interest expense	(12,865)	(24,433)	(17,195)
Interest income	3,463	5,545	12,166
Loss in equity method investee	(2,831)	—	—
Other income (expense), net	353	(1,954)	(4,179)

Income (loss) before income taxes	30,193	(9,085)	(27,413)
Income tax (expense) benefit	(485)	(250)	6,829

Net income (loss)	$29,708	$(9,335)	$(20,584)

Net income (loss) per share:
Basic	$0.16	$(0.05)	$(0.12)

Diluted	$0.15	$(0.05)	$(0.12)

Shares used in per share calculation:
Basic	184,974	172,706	165,827

Diluted	213,272	172,706	165,827

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Common Shares	Stock Amount	Additional Paid-in Capital	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
(In thousands)
Balance, March 31, 2001	163,710	$246,930	$53,196	$(14,798)	$(223)	$91,393	$376,498
Comprehensive loss:
Net loss	—	—	—	—	—	(20,584)	(20,584)
Unrealized loss on marketable securities, net of tax	—	—	—	—	(48)	—	(48)
Reclassification adjustment for realized investment gains, net of tax	—	—	—	—	312	—	312
Unrealized loss on cash flow hedge, net of tax	—	—	—	—	(6,003)	—	(6,003)
Foreign currency translation adjustment	—	—	—	—	(99)	—	(99)

Total comprehensive loss					(5,838)	(20,584)	(26,422)

Expiration of warrants for related party technology license	—	—	(4,803)	—	—	—	(4,803)
Issuance of restricted stock awards	—	—	7,332	(7,332)	—	—	—
Exercise of stock options	2,630	7,875	—	—	—	—	7,875
Issuance of common stock in connection with Employee Stock Purchase Plan	269	3,157	—	—	—	—	3,157
Issuance of common stock in connection with RF Nitro merger	1,159	21,962	562	(410)	—	—	22,114
Tax benefit from the exercise of stock options	—	—	8,378	—	—	—	8,378
Amortization of deferred compensation	—	—	—	2,888	—	—	2,888

Balance, March 31, 2002	167,768	$279,924	$64,665	$(19,652)	$(6,061)	$70,809	$389,685
Comprehensive loss:
Net loss	—	—	—	—	—	(9,335)	(9,335)
Unrealized loss on marketable securities, net of tax	—	—	—	—	(499)	—	(499)
Reclassification adjustment for realized investment gains, net of tax	—	—	—	—	497	—	497
Unrealized loss on cash flow hedge, net of tax	—	—	—	—	(1,752)	—	(1,752)
Reclassification of realized loss due to change in fair value of cash flow hedge	—	—	—	—	7,755	—	7,755
Foreign currency translation adjustment	—	—	—	—	155	—	155

Total comprehensive loss					6,156	(9,335)	(3,179)

Issuance of restricted stock awards	—	—	1,959	(1,959)	—	—	—
Accelerated vesting of options	—	—	500	(500)	—	—	—
Cancellation of retired employees’ restricted awards	—	—	(1,519)	1,519	—	—	—
Exercise of stock options	2,240	3,352	—	—	—	—	3,352
Issuance of common stock in connection with Employee Stock Purchase Plan	612	3,272	—	—	—	—	3,272
Issuance of common stock in connection with Resonext merger	13,338	154,529	7,715	(3,645)	—	—	158,599
Tax benefit from unrealized gain on investment	—	—	134	—	—	—	134
Amortization of deferred compensation	—	—	—	5,537	—	—	5,537

Balance, March 31, 2003	183,958	$441,077	$73,454	$(18,700)	$95	$61,474	$557,400
Comprehensive income:
Net income	—	—	—	—	—	29,708	29,708
Unrealized loss on marketable securities, net of tax	—	—	—	—	234	—	234
Foreign currency translation adjustment	—	—	—	—	170	—	170

Total comprehensive income					404	29,708	30,112

Issuance of restricted stock awards	—	—	3,542	(3,542)	—	—	—
Exercise of stock options	1,435	2,624	—	—	—	—	2,624
Issuance of common stock in connection with Employee Stock Purchase Plan	708	4,398	—	—	—	—	4,398
Issuance of common stock in connection with an asset acquisition	159	843	—	—	—	—	843
Repurchase of common stock issued in connection with Resonext merger	(3)	—	(39)	39	—	—	—
Amortization of deferred compensation	—	—	—	7,761	—	—	7,761

Balance, March 31, 2004	186,257	$448,942	$76,957	$(14,442)	$499	$91,182	$603,138

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended March 31,	2004	2003	2002
(In thousands, except per share data)
Operating activities:
Net income (loss)	$29,708	$(9,335)	$(20,584)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	57,308	45,516	34,989
Amortization	13,717	6,982	4,742
Acquired in-process research and development cost	—	10,500	—
Impairment of long-lived assets	7,678	—	6,801
Loss on disposal of assets	597	1,685	125
Loss from equity method investee and other-than-temporary decline of long-term investment	2,830	1,801	3,984
Tax benefit from exercise of employee stock options	—	—	8,378
Amortization of deferred compensation	7,761	5,538	2,888
Changes in operating assets and liabilities:
Accounts receivable	(19,438)	(10,329)	(17,705)
Inventories	(964)	(18,818)	32,736
Deferred tax asset	—	—	9,028
Prepaid expenses and other current and non-current assets	(34)	1,282	(3,093)
Accounts payable	6,768	9,501	1,456
Accrued liabilities	1,935	3,565	4,728
Income taxes payable/recoverable income taxes	6,334	4,558	17,691
Non-current deferred tax liability	—	—	(19,471)
Other long-term liabilities	2,899	(473)	2,377

Net cash provided by operating activities	117,099	51,973	69,070
Investing activities:
Proceeds from maturities of held-to-maturity securities	—	—	17,950
Purchase of available-for-sale securities	(193,707)	(261,238)	(309,292)
Proceeds from maturities of available-for-sale securities	176,472	354,762	177,343
Purchase of other investments	(36,000)	(30,000)	—
Purchase of businesses, net of cash acquired	—	25,257	(17,838)
Purchase of property and equipment	(38,801)	(136,982)	(51,927)
Proceeds from sale of property and equipment	73	11	256
Purchase of technology licenses	—	—	(130)

Net cash used in investing activities	(91,963)	(48,190)	(183,638)
Financing activities:
Proceeds from 1.5% convertible subordinated debt offering, net of debt issuance costs of $170 and discount of $5,049	224,781	—	—
Extinguishment of $200 million of the $300 million 3.75% convertible subordinated debt offering	(200,000)	—	—
Proceeds from exercise of stock options, warrants and employee stock purchases	7,022	6,623	11,032
Repayment of capital lease obligations	(543)	(3,679)	(4,892)

Net cash provided by financing activities	31,260	2,944	6,140
Net increase (decrease) in cash and cash equivalents	56,396	6,727	(108,428)
Cash and cash equivalents at beginning of year	164,422	157,648	266,076
Effect of exchange rate changes on cash	97	47	—

Cash and cash equivalents at end of year	$220,915	$164,422	$157,648

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$8,576	$22,382	$15,851

Cash paid during the year for income taxes	$915	$9	$30

Non-cash investing and financing activities:
Stock issued in connection with business combinations, net of cash received	$843	$133,342	$22,114
Jazz investment payable	—	30,000	—
Other comprehensive income (loss)	404	6,156	(5,838)
FIN44 deferred compensation for business combination	—	3,645	410
Issuance of restricted stock	3,542	1,959	8,148
Retirement of restricted stock	(39)	(1,518)	(816)
Acceleration of options	—	500	—
Expiration of stock warrant for technology license	—	—	4,803

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. COMPANY INFORMATION

RF Micro Devices, Inc. (the Company) designs, develops, manufactures and markets proprietary radio frequency integrated circuits (RFICs) for wireless communications products and applications. The Company’s products are primarily included in cellular phones, base stations, wireless local area networks (WLAN), cable television modems and global positioning systems (GPS). The Company derives revenue from the sale of standard and custom-designed products. The Company offers a broad array of products — including amplifiers, mixers, modulators/demodulators and single chip transmitters, receivers and transceivers — that represent a substantial majority of the RFICs required in wireless subscriber equipment. These RFICs perform the transmit and receive functions that are critical to the performance of wireless devices.

The Company addresses the various wireless markets by a product delivery strategy called Optimum Technology Matching(R). This product delivery strategy utilizes multiple distinct semiconductor process technologies in order to offer customers products that fulfill their performance, cost and time-to-market requirements. The process technologies include: aluminum gallium arsenide (AlGaAs) (also referred to as gallium arsenide (GaAs)), heterojunction bipolar transistor (HBT), silicon bipolar transistor, silicon complementary metal-oxide-semiconductor (CMOS), silicon BiCMOS (integration of bi-polar transistors and CMOS), silicon germanium (SiGe) BiCMOS, GaAs metal-semiconductor field-effect transistor (MESFET), and indium gallium phosphide (InGaP) HBT. The Company is also actively developing and evaluating the development of integrated circuits utilizing gallium nitride (GaN) and will begin using internally developed GaAs pseudomorphic high electron mobility transistor (pHEMT) in production shipments of switching devices in fiscal 2005.

The Company reports information as one operating segment. Statement of Financial Accounting Standards “Disclosures about Segments of an Enterprise and Related Information” (SFAS 131), established standards for the way that public companies report information about operating segments in annual consolidated financial statements. Although the Company had three business units at March 31, 2004 (Cellular, Wireless Connectivity and Infrastructure), under the aggregation criteria set forth in SFAS 131, the Company is required to report information as one operating segment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

ACCOUNTING PERIODS

The Company uses a 52- or 53-week fiscal year ending on the Saturday closest to March 31 of each year. The most recent three fiscal years ended on April 3, 2004, March 29, 2003 and March 30, 2002. Fiscal year 2004 was a 53-week year and fiscal years 2003 and 2002 were 52-week years. For purposes of financial statement presentation, each fiscal year is described as having ended on March 31.

RECLASSIFICATIONS

Certain amounts in the March 31, 2003 and 2002 consolidated financial statements have been reclassified to conform to the March 31, 2004 presentation. These reclassifications had no effect on net income (loss) or shareholders’ equity as previously reported.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and other accrued liabilities approximate fair values as of March 31, 2004 and 2003. The 3.75% convertible subordinated notes had a fair value of $100.0 million and the 1.50% convertible subordinated notes had a fair value of $318.0 million as of March 31, 2004, on the Private Offerings, Resale and Trading through Automated Linkages (PORTAL) Market compared to the carrying amounts of $99.2 million and $225.5 million, respectively. At March 31, 2003, the Company’s 3.75% convertible subordinated notes had a fair value of $274.9 million compared to a carrying amount of $295.9 million.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company makes estimates for the allowance for doubtful accounts, inventory reserves, warranty reserves, income tax valuation, impairment of investments, goodwill, long-lived assets and other financial statement amounts on a regular basis and makes adjustments based on historical experiences and existing and expected future conditions. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of demand deposit accounts, money market funds and temporary, highly liquid investments with original maturities of three months or less when purchased.

INVESTMENTS

Short-term

Investments are accounted for in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments In Debt and Equity Securities” (SFAS 115). Securities are classified as held-to-maturity when the Company has the positive intent and ability to hold to maturity; securities are classified as trading securities when the Company buys and holds principally for the purpose of selling in the near term; and all other securities are classified as available-for-sale. The Company currently does not hold any trading or held-to-maturity securities.

Investments available-for-sale at March 31, 2004, consisted of corporate debt securities, U.S. government/agency securities, equity and municipal securities. All securities had original maturities of less than one year when purchased. Investments available-for-sale at March 31, 2003 consisted of corporate debt securities, U.S. government/agency securities, equity securities and municipal securities. Available-for-sale securities are carried at fair value as determined by quoted market prices, with the unrealized gains and losses, net of tax, reported as a separate component of shareholders’ equity in accordance with SFAS 115. The cost of securities sold is based on the specific identification method and any realized gain or loss is included in other (expense) income. The amortized cost of debt securities is adjusted for amortization of premium and accretion of discounts and is included as a portion of interest. The Company monitors investments for impairment and records other-than-temporary declines in value if the market value is estimated to be below its cost basis for an extended period or the issuer has experienced significant financial difficulties. During fiscal 2003, the Company recorded a $0.5 million charge for the impairment of a public equity security, which represents management’s best estimate of an other-than-temporary decline in value based on historical and current market prices.

Long-term

During the first quarter of fiscal 2004, the Company made a $4.0 million equity investment in a privately held company (Silicon Wave, Inc.) as part of a strategic relationship with this leading provider of low-power, highly integrated radio frequency communications system components for the global Bluetooth(R) wireless market. This investment represented less than a 20% ownership. The Company did not have the ability to exercise significant influence over the management of the investee company, therefore, the investment was carried at its original cost and accounted for using the cost method of accounting for investments in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (APB 18).

During the third quarter of fiscal 2004, the Company made an additional $2.0 million equity investment in Silicon Wave, Inc. The additional investment increased the Company’s ownership to greater than 20%. In accordance with APB 18, the Company re-evaluated its ownership interest and ability to exercise significant influence. The Company determined that the additional investment triggered a change in accounting for the investment from the cost method to the equity method and adopted this method in the third quarter of fiscal 2004. As required by APB 18, the investment and results of operations for the prior periods presented were adjusted retroactively and have been restated to reflect the application of the equity method. Application of the equity method resulted in an equity method loss in the investee company of $2.8 million for the fiscal year ended March 31, 2004. In April 2004, the Company announced that a definitive agreement to acquire Silicon Wave, Inc. was signed and on May 24, 2004, the acquisition was completed (see Note 22).

The Company has an investment in the equity of a privately held company, originally valued at $5.0 million. The investment represents less than a 5% ownership, and the Company does not have the ability to exercise significant influence in the management of the investee company. This investment was carried at its original cost and accounted for using the cost method of accounting for investments in accordance with Accounting Principles Board Opinion No. 18, (APB 18) “The Equity Method of Accounting for Investments in Common Stock.” The Company monitors this investment for impairment and recognizes other-than-temporary declines in value if the market value is estimated to be below its cost basis for an extended period or the issuer has experienced significant financial difficulties. During fiscal 2002, the Company recorded a $3.6 million charge for the impairment of this investment, which represented management’s best estimate of an other-than-temporary decline in value. The charge was included in other (expense) income, net. During fiscal 2003, the Company recorded an additional $1.3 million charge for impairment of this investment, which represented management’s best estimate of an other-than-temporary decline in value. As of March 31, 2004, this investment is valued at $0.05 million.

During fiscal 2003, the Company entered into a strategic relationship with Jazz Semiconductor, Inc. (Jazz), a privately held, radio frequency (RF) and mixed-signal silicon wafer foundry, for silicon manufacturing and development. Under the arrangement, the Company obtained a committed low-cost source of supply for wafers fabricated utilizing Jazz’s silicon manufacturing processes. In addition, the Company will collaborate with Jazz on joint process development and the optimization of these processes for fabrication of next-generation silicon RFICs. As part of its strategic relationship with Jazz, the Company agreed to invest approximately $60.0 million in Jazz, $30.0 million of which was invested in fiscal 2003 and the remaining $30.0 million was invested in fiscal 2004. The investment represents a minority interest in Jazz operations, and the Company has one seat on the board of directors out of nine; accordingly, the Company does not believe it will have the ability to exercise significant influence over the management of Jazz operations. This investment is carried at its original cost and accounted for using the cost method of accounting for investments in accordance with APB 18.

In making impairment determinations for investments of privately held companies and investments of available-for-sale securities, the Company utilizes certain assumptions, including, but not limited to each company’s cash position, financing needs, earnings, revenue outlook, operational performance, management or ownership changes as well as competition. In making impairment determinations for investments of available-for-sale securities, the Company additionally reviews the current market price for other-than-temporary decline in values following the latest guidance in EITF 03-01 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.”

INVENTORIES

Inventories are stated at the lower of cost or market determined using the average cost method. The Company’s business is subject to the risk of technological and design changes. The Company evaluates inventory levels quarterly against sales forecasts on a product family basis to evaluate its overall inventory risk. Reserves are adjusted to reflect inventory values in excess of forecasted sales as well as overall inventory risk assessed by management. In the event the Company sells inventory that had been covered by a specific inventory reserve, the sale is recorded at the actual selling price and the related cost of goods sold at the full inventory cost. Inventory deemed obsolete pursuant to Company policy regarding inventory obsolescence is required by the policy to be carried for a period not to exceed one year so that customers may be notified and find a suitable replacement. Once the one-year period is complete, the inventory will be disposed of and the inventory value and related reserve will be written off by the Company.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from two to 20 years. The Company’s assets acquired under capital leases and leasehold improvements are amortized over the lesser of the asset life or lease term and included in depreciation.

INTANGIBLES ASSETS AND GOODWILL

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

The Company assesses the recoverability of its intangibles and other assets by determining its ability to generate future cash flows sufficient to recover the unamortized balances over the remaining useful lives. Intangibles and other assets determined to be unrecoverable based on future cash flows would be written off in the period in which the determination was made as required by Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142) and Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144).

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed in a business combination. SFAS 142 eliminates the amortization of goodwill and instead requires that goodwill be evaluated for impairment on an annual basis, or whenever events indicate impairment may have occurred. In accordance with SFAS 142, the Company assesses impairment of acquired goodwill on an annual basis on the first day of the fourth quarter in each fiscal year. Upon completion of the fiscal 2004 and 2003 impairment assessments, no impairment was indicated as the estimated fair values of the reporting units exceeded their respective carrying values. The methods used to evaluate goodwill included two generally accepted valuation methodologies: the income approach and the market approach. The specific methods applied include the discounted cash flow method, the allocation of market capitalization method and the guideline company method. Newly acquired goodwill determinations are based on independent appraisals.

The value of acquired in-process research and development is determined by estimating the costs to develop the purchased in-process research and development into a commercially viable product, estimating the resulting cash flows from the sale of the products resulting from the completion of the in-process research and development and discounting the net cash flows using a present value factor. The acquired in-process research and development with no alternative future use is charged to expense at the merger date in accordance with SFAS 142 (see Note 8).

REVENUE RECOGNITION

Revenue from product sales is recognized when the title and risk and rewards of product ownership are transferred to the customer, price and terms are fixed, no significant vendor obligation exists and collection of the resulting receivable is reasonably assured. The Company also enters into engineering agreements with certain customers relating to the development of customer-specific applications. Revenue is recognized for engineering contracts as it is earned. The Company’s revenue recognition policy is significant because revenue is a key component of the Company’s operations and the timing of revenue recognition determines the timing of certain expenses, such as sales commissions. Revenue results are difficult to predict, and any shortfall in revenues could cause the Company’s operating results to vary significantly from period to period.

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The Company recognizes allowances for doubtful accounts based on several factors including historical experience, the current business environment and the length of time the receivables are past their contractual due date. Based on these factors, the Company’s allowance for doubtful accounts has continuously represented less than 1% of sales and accounts receivable write-offs to date have been minimal. The Company relates its low write-offs to conservative payment terms and stringent credit policies. If the financial condition of the Company’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

The Company’s products generally carry 12 to 27 month warranties against defects depending on the specific type of product. The Company provides for estimated warranty costs in the period the related sales are made based on historical experience as well as assessment of overall risk.

SHIPPING AND HANDLING COST

The Company recognizes amounts billed to a customer in a sale transaction related to shipping and handling as revenue. The costs incurred by the Company for shipping and handling are classified as cost of goods sold.

RESEARCH AND DEVELOPMENT

The Company charges all research and development costs to expense as incurred.

ADVERTISING COSTS

The Company expenses advertising costs as incurred. The Company recognized advertising expense of $1.0 million for each of the fiscal years ended March 31, 2004, 2003 and 2002.

INCOME TAXES

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS 109). Under SFAS 109, the liability method is used in accounting for income taxes, and deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities.

STOCK-BASED COMPENSATION

The Company accounts for employee stock options and employee restricted stock in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Under APB 25, no compensation expense is recognized for stock options or restricted stock issued to employees with exercise prices or share prices at or above quoted market value. For stock options or restricted stock granted at exercise prices below quoted market value, the Company records deferred compensation expense for the difference between the price of the underlying shares and the market value. Deferred compensation expense is amortized ratably over the vesting period of the related options or shares of restricted stock.

Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS 123) provides an alternative to APB 25 in accounting for stock-based compensation issued to employees. SFAS 123 provides for a fair value based method of accounting for employee stock options and similar equity instruments. Companies that continue to account for stock-based compensation arrangements under APB 25 are required by SFAS 123 to disclose the pro forma effect on net income (loss) and net income (loss) per share as if the fair value based method prescribed by SFAS 123 had been applied. The Company has continued to account for stock-based compensation using the provisions of APB 25 and presents the information required by SFAS 123 as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (SFAS 148).

Pro forma Disclosures

Pro forma information regarding net income (loss) and net income (loss) per share is required by SFAS 123 as amended by SFAS 148, and has been determined as if the Company accounted for its employee stock options using the fair value method of SFAS 123 as amended by SFAS 148. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

Years Ended March 31,	2004	2003	2002
Expected dividend yield	—	—	—
Risk-free interest rate	3.7%	3.7%	5.2%
Expected volatility	58.6%	102.2%	111.7%
Weighted average expected life	8.0	7.6	8.3

For purposes of pro forma disclosures, the estimated fair value of stock-based awards is amortized to expense over the awards’ vesting periods. The weighted average fair values of options granted during fiscal years 2004, 2003 and 2002 were $7.01, $7.28 and $16.39, respectively. The pro forma stock-based compensation cost for fiscal 2002 has been revised from amounts previously reported. The Company’s pro forma information follows (in thousands, except per share data):

Year Ended March 31,	2004	2003	2002
Net income (loss), as reported	$29,708	$(9,335)	$(20,584)
Non-cash stock-based compensation included in net income (loss)	7,761	5,537	2,888
Pro forma stock-based compensation cost	(62,037)	(82,804)	(79,681)

Pro forma net loss	$(24,568)	$(86,602)	$(97,377)

Basic net income (loss) per share, as reported	$0.16	$(0.05)	$(0.12)

Diluted net income (loss) per share, as reported	$0.15	$(0.05)	$(0.12)

Pro forma basic net loss per share	$(0.13)	$(0.50)	$(0.59)

Pro forma diluted net loss per share	$(0.13)	$(0.50)	$(0.59)

On March 31, 2004, the Financial Accounting Standards Board (FASB) issued a proposed Statement, “Share-Based Payment,” which addresses the accounting for share-based awards to employees, including employee stock purchase plans (ESPPs). The FASB formally proposed to require companies to recognize the fair value of stock options and other stock-based compensation to employees. If adopted, the proposed Statement would be effective for public companies as of the beginning of the first fiscal year beginning after December 15, 2004.

The Company currently accounts for its stock-based compensation in accordance with APB 25. Accordingly, if the proposed Statement is issued in final form by the FASB, the Statement will have a material effect on the Company’s consolidated financial statements.

SALES AND ACCOUNTS RECEIVABLE

The Company is engaged in the design and sale of integrated circuit products. Revenues from significant customers, those representing 10% or more of total sales for the respective periods, are summarized as follows:

Year Ended March 31,	2004	2003	2002
Customer 1	35%	45%	65%
Customer 2	11%	14%	5%
Customer 3	10%	5%	3%

Customer 3 had an accounts receivable balance representing 13% of the Company’s total accounts receivable at March 31, 2004, while 27% and 56% of the Company’s accounts receivable were due from customer 1 at March 31, 2003 and 2002, respectively. At March 31, 2004, March 31, 2003 and March 31, 2002 the Company’s accounts receivable did not include any balances from other customers greater than 10% of the accounts receivable balance.

The Company’s principal financial instrument subject to potential concentration of credit risk is accounts receivable, which is unsecured. The Company provides an allowance for doubtful accounts equal to estimated losses expected to be incurred in the collection of accounts receivable.

FOREIGN CURRENCY TRANSLATION

The financial statements of foreign subsidiaries have been translated into United States dollars in accordance with Statement of Financial Accounting Standards No. 52 “Foreign Currency Translation.” All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet dates. Income statement amounts have been translated using the average exchange rates for the respective years. The gains and losses resulting from the changes in exchange rates from year to year have been reported in accumulated other comprehensive income (loss) included in the consolidated statements of stockholders’ equity.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” FIN 46 requires an investor with a majority of the variable interests (primary beneficiary) in a variable interest entity (VIE) to consolidate the entity and also requires majority and significant variable interest investors to provide certain disclosures. A VIE is an entity in which the voting equity investors do not have a controlling interest, or the equity investment at risk is insufficient to finance the entity’s activities without receiving additional subordinated financial support from other parties. Effective December 2003, the FASB issued Staff Position FIN 46R that defers the application of this Interpretation to interests in potential VIEs, if the VIE was created prior to February 1, 2003, and the Company has not issued financial statements reporting interests in VIEs in accordance with FIN 46 until the end of periods ending after March 15, 2004. The Company adopted FIN 46 in fiscal 2004 and the adoption did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (SFAS 149). SFAS 149 amends Statement of Financial Accounting Standards No. 133, “Accounting for Derivative and Hedging Activities” (SFAS 133), to provide more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS 133 in their entirety, or as hybrid instruments with debt host contracts and embedded derivative features. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003. The Company adopted SFAS 149 for contracts entered into or modified after June 30, 2003. Adoption of SFAS 149 did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS 150). SFAS 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS 150 is effective immediately with respect to instruments entered into or modified after May 31, 2003 and for all other instruments that exist as of the beginning of the first interim financial reporting period beginning after June 15, 2003. The Company adopted SFAS 150 during the first quarter of fiscal 2004. Adoption of SFAS 150 did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2003, the SEC issued Staff Accounting Bulletin (SAB) No. 104, “Revenue Recognition,” which codifies, revises and rescinds certain sections of SAB 101, “Revenue Recognition,” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB 104 did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

3. INVESTMENTS

The following is a summary of available-for-sale securities at March 31, 2004 and March 31, 2003 (in thousands):

	Available-for-Sale Securities
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
March 31, 2004
U.S. government / agency securities	$54,852	$9	$(19)	$54,842
Corporate debt securities	51,106	2	(20)	51,088
Equity securities	121	299	—	420
Municipal debt securities	1,000	—	—	1,000

	$107,079	$310	$(39)	$107,350

March 31, 2003
U.S. government / agency securities	$10,992	$4	$—	$10,996
Corporate debt securities	79,808	44	(11)	79,841
Equity securities	121	—	—	121
Municipal debt securities	1,350	—	—	1,350

	$92,271	$48	$(11)	$92,308

The estimated fair value of available-for-sale securities was based on the prevailing market values on March 31, 2004 and March 31, 2003.

In addition to the available-for-sale securities above, the Company has an investment in the equity of three privately held companies with a fair market value at March 31, 2004, of $62.5 million, net of discount related to the note payable for the Jazz investment. At March 31, 2003, the Company had has an investment in the equity of two privately held companies with a fair market value of $59.3 million, net of discount related to the note payable for the Jazz investment.

During the first quarter fiscal 2004, the Company made an initial $4.0 million equity investment in a privately held company, Silicon Wave, as part of a strategic relationship for the global Bluetooth(R) wireless market. This investment represented less than a 20% ownership interest. The Company did not have the ability to exercise significant influence over the management of the investee company, and therefore the investment was carried at its original cost and accounted for using the cost method of accounting for investments in accordance with APB 18. During the third quarter of fiscal 2004, the Company made an additional $2.0 million equity investment in Silicon Wave. The additional investment increased the Company’s ownership interest to greater than 20%. In accordance with APB 18, the Company re-evaluated its ownership interest and whether it had the ability to exercise significant influence over the operation of Silicon Wave and determined that the additional investment triggered a change in accounting for the investment from the cost method to the equity method, which the Company adopted in the third quarter of fiscal 2004. As required by APB 18, the investment and results of operations for the prior periods presented were adjusted retroactively and have been restated to reflect the application of the equity method. Application of the equity method resulted in an equity method loss in Silicon Wave, Inc. of $2.8 million for the fiscal year ended March 31, 2004, reducing the carrying value at March 31, 2004, of the investment in equity method investee to $3.2 million. In April 2004, the Company announced that a definitive agreement to acquire Silicon Wave was signed and on May 24, 2004, the acquisition was completed (see Note 22).

During fiscal 2003, the Company invested $60.0 million with Jazz Semiconductor, Inc. (Jazz), a privately-held radio frequency (RF) and mixed signal silicon wafer foundry, for silicon manufacturing and development. The investment was for an approximately 11% ownership interest. The Company does not have the ability to exercise significant influence over the management of the investee company, and therefore the investment is carried at its original cost and accounted for using the cost method of accounting for investments in accordance with APB 18.

During fiscal 2003 and fiscal 2002, the Company recorded a $1.3 million charge and a $3.6 million charge, respectively, for the impairment of a $5.0 million investment in the equity of a privately held company. The impairment charge represented management’s best estimate of an other-than-temporary decline in value.

Debt securities held at March 31, 2004, are due within one year. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations.

4. INVENTORIES

The components of inventories are as follows (in thousands):

March 31,	2004	2003
Raw materials	$17,876	$15,942
Work in process	27,729	30,174
Finished goods	32,136	29,672

	77,741	75,788
Inventory reserves	(19,189)	(18,007)

Total inventories	$58,552	$57,781

5. INTANGIBLE ASSETS

In fiscal 2003, the Company acquired $47.6 million of product technology related to the Resonext merger (see Note 8). In fiscal 2004, the Company acquired $0.8 million of product technology related to an asset purchase. The following summarizes certain information regarding gross carrying amounts and amortization of intangibles (in thousands):

	March 31, 2004		March 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Intangible Assets:
Technology licenses	$11,714	$3,934	$11,980	$3,302
Acquired product technology and other	51,403	9,018	50,579	2,771

Total	$63,117	$12,952	$62,559	$6,073

Intangible asset amortization expense was $7.0 million, $3.2 million and $1.5 million in fiscal 2004, 2003 and 2002, respectively. The following table provides the Company’s estimated future amortization expense based on current amortization periods for the periods indicated (in thousands):

Year Ending March 31,	Estimated Amortization Expense
2005	$6,300
2006	6,300
2007	6,070
2008	5,249
2009	5,249

6. DERIVATIVE FINANCIAL INSTRUMENTS

In fiscal 2002, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). The standard establishes a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities.

FINANCIAL REPORTING POLICY

The Company used an interest rate swap agreement to effectively convert a $95.0 million notional amount of its variable rate synthetic lease to a fixed rate basis, thus reducing the impact of interest rate changes on future results of operations. During fiscal 2003, the Company terminated the remaining amount of the synthetic lease, and purchased the underlying assets for $84.5 million, with available cash on hand. As a result, the Company’s interest rate swap cash flow hedge was no longer eligible for hedge accounting. The interest rate swap was valued at $7.8 million and was paid off in fiscal 2003 in connection with the synthetic lease termination. The termination of the interest rate swap was recognized as a loss for financial reporting purposes in the Company’s consolidated statements of operations and was included as an expense in other (expense) income.

7. IMPAIRMENT OF LONG-LIVED ASSETS

On April 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). SFAS 144 supersedes Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” (SFAS 121), and establishes a single accounting model for long-lived assets to be disposed of by sale and resolves implementation issues related to SFAS 121. During fiscal 2002, the Company recognized an impairment charge totaling $6.8 million related to assets to be held and used, as well as to assets to be disposed of, which is presented on the consolidated statements of operations as “Impairment of long-lived assets.”

During fiscal 2002, management identified a customer demand shift from microwave monolithic integrated circuits (MMICs) to more complex, highly integrated multi-chip module power amplifiers, which created an impairment of the $3.1 million carrying value for certain of the Company’s MMIC gravity-fed test handling equipment. The impairment charge for the applicable equipment totaled $2.8 million, with a $0.3 million residual value remaining. During the first quarter of fiscal 2003, the Company determined that the plan of sale criteria pursuant to SFAS 144 had not been met for these assets. As a result, the assets were measured at the lower of the net carrying amount (reflecting accumulated depreciation and impairment loss) or the estimated fair value of $0.1 million and the assets were reclassified from “Assets to be Disposed of by Sale” to “Assets to be Held and Used.”

The Company’s management additionally made a decision during fiscal 2002 to outsource module production packaging and transition the Company’s packaging line to a dedicated research and development (R&D) facility, which resulted in a $4.0 million asset impairment charge. As a result of the transition to an R&D facility, the Company identified certain excess capacity and determined that the estimated future cash flows for an R&D line did not support the carrying value of the assets related to the full capacity initially invested by the Company. The impaired assets are module assembly packaging equipment for surface mount devices, die attach, wire-bond and molding processes. The fair market value of these assets was estimated based on the historical selling prices for used equipment of a similar type, and the carrying values were adjusted accordingly. The asset impairment charge for the transition to an R&D facility was classified as “Assets to be Held and Used.”

The Company entered into a strategic alliance with Agere Systems Inc. (Agere) in May 2001, pursuant to which the Company agreed to invest approximately $58.0 million over two years to upgrade manufacturing clean room space and purchase semiconductor manufacturing equipment to be deployed within Agere’s Orlando, Florida, manufacturing facility, of which $16.4 million had been invested as of March 31, 2004. On January 23, 2002, Agere announced that it was seeking a buyer for its Orlando wafer fabrication operation. As a result of this announcement and the related uncertainty concerning the future of Agere’s Orlando facility, the parties suspended further performance under the agreements. The Company did not make any additional investments in equipment under this arrangement and in April 2004, an agreement was reached with Agere to terminate this arrangement and transfer the equipment to Agere in exchange for a cash payment of $4.5 million in settlement of all obligations from the strategic alliance. These negotiations to settle required the Company to evaluate its equipment for impairment. The equipment had a net depreciated carrying value of $12.2 million at March 31, 2004, prior to any impairment charge. As a result, the Company recorded a non-cash asset impairment charge of $7.7 million to reduce the asset to its recoverable value in fiscal 2004.

8. BUSINESS COMBINATION

RESONEXT COMMUNICATIONS, INC.

During fiscal 2003, the Company completed the merger with Resonext, a privately held company providing highly integrated silicon CMOS WLAN solutions for 802.11a and multi-band (802.11a/b/g) platforms. Resonext provides highly integrated two-chip CMOS solutions for 5GHz and dual band WLAN platforms.

Pursuant to an Agreement and Plan of Merger and Reorganization, dated as of October 15, 2002, and amended as of November 21, 2002, between the Company and Resonext (the “Agreement”), the Company agreed to issue $133.0 million in common stock for all the outstanding shares of capital stock of Resonext, including shares issuable upon exercise of outstanding warrants and employee stock options. Based on the Agreement, the Company’s stock was valued at $9.50 per share for the purpose of calculating the number of shares to be issued in this transaction, as determined by a trailing 20-trading day average price and a collar on the Company’s stock price of $9.50 per share. The Company issued 13,329,896 shares of common stock (net of dissenters) for all of the outstanding shares of capital stock of Resonext. The Company reserved an additional 660,115 shares for issuance upon exercise of outstanding Resonext warrants and employee stock options. Of the 13.3 million shares issued at the closing, 1.4 million shares were placed in escrow to secure certain indemnification obligations of the former Resonext stockholders for a period of one year.

This merger was accounted for in accordance with the Statement of Financial Accounting Standard No. 141 “Business Combinations” (SFAS 141). The results of operations of Resonext have been included in the consolidated financial results of the Company since the date of merger. There are no significant differences between the accounting policies of the Company and Resonext.

The aggregate purchase price value of the Resonext merger determined in accordance with SFAS 141 was $161.2 million, including a total of 14.0 million shares of common stock and replacement stock options and warrants valued at $158.6 million and $2.5 million of incurred transaction-related fees. The value of the 13.3 million common shares issued at closing was determined based on a measurement date of November 29, 2002, in accordance with Emerging Issues Task Force Issue No. 99-12 “Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination” (EITF 99-12). The value of the Company’s common shares for the purpose of determining its purchase price was $11.67 and was calculated based on the average of the closing prices of the Company’s common stock in the period from the three trading days prior to, including and subsequent to the measurement date. The remaining 0.7 million options and warrants were valued based on the fair value estimated at the measurement date using a Black-Scholes option pricing model. The values assigned to these common shares, options and warrants were adjusted for the outstanding unvested options and shares related to future service, which were recorded as deferred compensation in accordance with FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation” (FIN 44). The purchase price adjustment was based on the intrinsic value of the unvested options and shares, which was determined by the difference between the value of the Company’s common stock on the date of consummation and the exercise price of such options and warrants.

The total purchase price components are as follows (in thousands):

Common stock issued	$155,559
Value of options and warrants	6,697
Unvested equity compensation	(3,657)

Total stock, options and warrants	$158,599
Transaction costs	2,542
Cash paid for dissenters	95

Total purchase price	$161,236

The total purchase price of $161.2 million was allocated to the assets acquired and liabilities assumed based on their fair values as determined by an independent appraisal as of December 19, 2002 and evaluated by the Company, as follows (in thousands):

Total purchase price	$161,236

Current assets, including cash of $27.7 million	$28,411
Property, plant and equipment	2,538
Other assets	157
Identifiable intangible assets:
Core technology	45,100
In-process research and development	10,500
Developed technology	2,500
Customer contracts	300

Total assets acquired	$89,506

Current liabilities	$1,892
Long-term debt	1,859

Total liabilities assumed	$3,751

Resulting goodwill	$75,481

Of the $58.4 million of acquired identifiable intangible assets, $45.1 million represents the value of acquired core technology; $2.5 million represents the value of acquired developed technology; $10.5 million represents the value of in-process research and development cost that has no alternative future use; and $0.3 million represents the value of customer contracts. The core and developed technology assets acquired are being amortized on a straight-line basis over their estimated useful lives of four and ten years, respectively. The value of the acquired in-process research and development was determined by estimating the costs to develop the purchased in-process research and development into a commercially viable product, estimating the resulting cash flows from the sale of the products resulting from the completion of the in-process research and development and discounting the net cash flows using a discount rate of 19%. The acquired in-process research and development with no alternative future use was charged to expense at the merger date in accordance with SFAS 142 (see Note 2). The remaining customer contract value was amortized over the estimated useful life of one year.

9. LEASES

The Company leases certain equipment and facilities under capital and non-cancelable operating leases. The table below depicts capitalized leased equipment balances included in property and equipment (in thousands):

March 31,	2004	2003
Machinery and equipment — leased	$3,116	$4,287
Accumulated amortization	(2,533)	(2,174)

Total	$583	$2,113

The Company is a party to six capital leases with two equipment-financing companies under which it has financed the cost of capital equipment and leasehold improvements associated with its wafer fabrication facilities. Lease terms range from 36 months to 60 months with effective interest rates ranging from 8.4% to 11.0%. Capital lease amortization totaling approximately $0.7 million, $3.2 million and $3.6 million is included in depreciation expense for the fiscal years ended March 31, 2004, 2003 and 2002, respectively. No interest expense related to this equipment under capital leases has been capitalized in fiscal 2004, 2003 or 2002.

The Company leases the majority of its corporate, wafer fabrication and other facilities from several third party real estate developers. The terms of these operating leases range from six months to 15 years and several have renewal options up to two ten-year periods. The Company also leases various machinery and equipment and office equipment under non-cancelable operating leases. As of March 31, 2004, the total future minimum lease payments were approximately $54.3 million related to facility operating leases and approximately $0.9 million related to equipment operating leases.

Minimum future lease payments under non-cancelable capital and operating leases as of March 31, 2004, are as follows (in thousands):

Year Ending March 31,	Capital	Operating
2005	$211	$7,357
2006	73	6,724
2007	—	5,869
2008	—	5,283
2009	—	4,870
Thereafter	—	25,147

Total minimum payment	$284	$55,250

Less amounts representing interest	(11)

Present value of net minimum payments	273
Less current portion	(213)

Obligations under capital leases, less current portion	$60

Rent expense under operating leases, including facilities and equipment, was approximately $12.8 million, $21.0 million and $28.4 million for the fiscal years ended March 31, 2004, 2003 and 2002, respectively.

SYNTHETIC LEASE

In August 1999, as modified effective December 1999 and August 2001, the Company entered into a $100.0 million synthetic lease with a financial institution. A synthetic lease is an asset-based financing structured to be treated as an operating lease for accounting purposes, but as a capital lease for tax purposes. On November 19, 2002, the Company retired the remaining amount of the synthetic lease, and purchased the underlying assets of equipment and our second wafer fabrication facility for $84.5 million, with available cash on hand. As a result, the Company’s interest rate swap cash flow hedge was no longer eligible for hedge accounting and was removed from the Company’s balance sheet as of December 31, 2002. The amount terminated for the interest rate swap was $7.8 million and was settled on November 21, 2002. The termination of the interest rate swap was recognized as a loss for financial reporting purposes on the Company’s consolidated statements of operations for the third quarter ended December 31, 2002 and was included as an expense in other (expense) income.

SALE-LEASEBACK

The Company completed a sale-leaseback transaction with respect to the Company’s corporate headquarters in March 2001. The transaction included the sale of the land and building for total consideration of $13.4 million. The lease covers an initial term of 15 years with options to extend the lease for two additional periods of ten years each. Annual rent expense will be approximately $1.3 million for each of the first five years and will escalate by 2% each year thereafter. The Company will recognize rent expense on a straight- line basis in accordance with Statement of Financial Accounting Standards No. 13, “Accounting for Leases” (SFAS 13), starting with the beginning of the lease term. The transaction was deemed a normal leaseback as defined in Statement of Financial Accounting Standards No. 98, “Accounting for Sales of Real Estate” (SFAS 98). The Company recorded a sale and operating lease, thus removing the property from the Company’s consolidated balance sheet and is deferring the profit of $1.4 million over the 15-year lease term in accordance with Statement of Financial Accounting Standards No. 66, “Accounting for Sales of Real Estate” (SFAS 66) and SFAS 13.

10. LONG-TERM DEBT

In July 2003, the Company completed the private placement of $230.0 million aggregate principal amount of 1.50% convertible subordinated notes due 2010. The notes are convertible into a total of approximately 30.1 million shares of the Company’s common stock at an approximate conversion price of $7.63 per share. The trading value of the Company’s stock on the commitment date, June 25, 2003, was $5.78 per share. The net proceeds of the offering were approximately $224.7 million after payment of the underwriting discount and expenses of the offering totaling $5.3 million, which are being amortized as interest expense over the term of the notes based on the effective interest method. During the second quarter of fiscal 2004, the Company used a portion of the proceeds to repurchase $200.0 million of the $300.0 million aggregate principal amount of its 3.75% convertible subordinated notes due 2005. In the second quarter of fiscal 2004, the Company recorded a non-cash charge of $2.6 million related to the write-off of unaccreted discounts and unamortized issuance costs upon early extinguishment of these 3.75% convertible subordinated notes.

On August 11, 2000, the Company completed the private placement of $300.0 million aggregate principal amount of 3.75% convertible subordinated notes due 2005. The notes are convertible into a total of approximately 6.7 million shares of the Company’s common stock at a conversion price of $45.085 per share as adjusted for the August 25, 2000, two-for-one common stock split. The trading value of the Company’s stock on the commitment date, August 7, 2000, was $35.50 (adjusted for the common stock split). The net proceeds of the offering were approximately $291.3 million after payment of the underwriting discount and expenses of the offering, which are being amortized over the term of the notes based on the effective interest method.

The Company’s 3.75% convertible subordinated notes had a fair value of $100.0 million and the 1.50% convertible subordinated notes had a fair value of $318.0 million as of March 31, 2004, on the Private Offerings, Resale and Trading Through Automated Linkages (PORTAL) Market.

11. OTHER OPERATING EXPENSES

Other operating expenses for fiscal 2004 include $2.1 million of depreciation expense for assets held and used related to the Agere facility. Other operating expenses for fiscal 2003 include approximately five months of pre-production costs associated with the start-up of the Company’s test, tape and reel facility in Beijing, China, an acquired in-process research and development charge of $10.5 million related to the Resonext merger and $2.1 million of depreciation expense for assets held and used related to the Agere facility.

The in-process research and development was charged to expense in accordance with SFAS 141, which specifies that the amount assigned to acquired intangible assets to be used in a particular research and development project that have no alternative future use shall be charged to expense at the merger date.

The China facility’s start-up costs were expensed as incurred in accordance with the American Institute of Certified Public Accountants’ Statement of Position 98-5, “Reporting on the Costs of Start-up Activities.” The operating costs of the Beijing facility transitioned to cost of goods sold in September 2002 once the facility was qualified for production and economic value was obtained. The prior year results included start-up costs associated with our second wafer fabrication facility in Greensboro, North Carolina, which qualified for production in the third quarter of fiscal 2002. Accordingly, associated expenses transitioned from other operating expenses to cost of goods sold during that quarter.

12. INCOME TAXES

Income (loss) before income taxes consists of the following components (in thousands):

Year Ended March 31,	2004	2003	2002
United States	$23,958	$(10,835)	$(27,880)
Foreign	6,235	1,750	467

Total	$30,193	$(9,085)	$(27,413)

Deferred income tax assets and liabilities are determined based upon differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The components of the income tax (provision) benefit are as follows (in thousands):

Year Ended March 31,	2004	2003	2002
Current:
Federal	$—	$—	$12,670
State	—	—	3,368
Foreign	(485)	(250)	(73)
Deferred expense	—	—	(9,136)

Total	$(485)	$(250)	$6,829

The Company has recorded tax benefits provided by the Job Creation and Worker Assistance Act of 2002, enacted on March 9, 2002, which include additional accelerated tax depreciation, expanded carry-back opportunities and reduction of alternative minimum tax limitations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred income taxes are as follows (in thousands):

March 31,	2004	2003
Current deferred tax assets (liabilities):
Allowance for bad debts	$580	$405
Warranty reserve	388	388
Inventory reserve	7,202	6,758
Accrued vacation	1,702	1,652
Sale/leaseback	481	516
Other	—	1,190

Total current deferred tax assets	10,353	10,909
Valuation allowance	(10,353)	(10,909)

Net current deferred asset (liability)	$—	$—

Non-current deferred tax assets (liabilities):
Net operating loss carry-forwards	$26,504	$29,610
Research and other credits	25,019	20,135
Write down of investment	2,171	2,171
Accumulated depreciation/basis difference	(31,335)	(25,978)
Amortization and purchase accounting basis difference	(16,043)	(18,088)
Investment loss	1,063	—
Other	(105)	(63)

Total non-current deferred tax assets	7,274	7,787
Valuation allowance	(7,274)	(7,787)

Net deferred asset (liability)	$—	$—

At March 31, 2004, the Company had recorded a valuation reserve for deferred tax assets of $17.6 million related to U.S. domestic operating losses, state operating losses and credits against U.S. and state tax established in accordance with the Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” as it is management’s opinion that it is more likely than not that some portion of these benefits may not be realized. Of the valuation allowance, $8.9 million was recorded against equity to offset the tax benefit of employee stock options recorded in equity. Federal losses of approximately $62.3 million may expire in years 2022-2024, and state losses of approximately $79.3 million may expire in years 2009-2024 if unused. Federal credits of $17.5 million and state credits of $5.6 million may expire in years 2013-2024 and 2004-2009, respectively. Federal alternative minimum tax credits of $1.9 million will carry-forward indefinitely. Included in the amounts above are certain net operating losses (NOLs) and other tax attribute assets acquired in conjunction with the close of the Resonext merger. The utilization of acquired assets may be subject to certain annual limitations as required under Internal Revenue Code Section 382.

The Company is in the process of expanding into international jurisdictions, and it is anticipated that such expansion and investments abroad will continue. Each endeavor may expose the Company to taxation in multiple foreign jurisdictions. It is management’s opinion that any future foreign undistributed earnings will either be permanently reinvested or such future distributions, if any, will not result in incremental U.S. taxes. Accordingly, no provision for U.S. federal and state income taxes has been made thereon. It is not practical to estimate the additional tax that would be incurred, if any, if the permanently reinvested earnings were repatriated.

The Company’s overall tax rate for fiscal 2004 differed from the statutory rate due to adjustments to the valuation allowance primarily related to the partial recognition of the U.S. tax benefits on the domestic net operating losses, tax credits, rate differences on foreign transactions and other differences between book and tax treatment of certain expenditures. The Company’s overall tax rate for fiscal 2003 and 2002 differed from the statutory rate due to adjustments to the valuation allowance primarily related to the non-recognition of the U.S. tax benefits on the domestic net operating losses, tax credits and rate differences on foreign transactions and other differences between book and tax treatment of certain expenditures.

A reconciliation of the (provision for) and benefit from income taxes to income tax expense computed by applying the statutory federal income tax rate to pre-tax income (loss) for the fiscal years ended March 31, 2004, 2003 and 2002 is as follows (dollars in thousands):

Year Ended March 31,	Amount	2004 Percentage	Amount	2003 Percentage	Amount	2002 Percentage
Income tax benefit (expense) at statutory federal rate	$(10,568)	(35.00)%	$3,180	(35.00)%	$9,595	(35.00)%
Decrease (increase) resulting from:
State tax, net of federal benefit	1,227	4.06	1,454	(16.01)	419	(1.53)
Research and development credits	3,100	10.27	4,105	(45.19)	4,722	(17.22)
Foreign sales corporation benefit	1,449	4.80	—	—	—	—
Foreign tax rate difference	459	1.52	1,529	(16.83)	91	(0.34)
Change in reserve for deferred tax assets	3,462	11.47	(5,889)	64.82	(8,520)	31.08
In-process research and development	—	—	(3,675)	40.45	—	—
Other	386	1.27	(954)	10.51	522	(1.90)

	$(485)	(1.61)%	$(250)	2.75%	$6,829	(24.91)%

13. NET INCOME (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net income (loss) per share (in thousands, except per share data):

Year Ended March 31,	2004	2003	2002
Numerator for basic and diluted net income (loss) per share:
Net income (loss) available to common shareholders	$29,708	$(9,335)	$(20,584)
Plus: Income impact of assumed conversions for interest on 1.50% convertible notes	3,102	—	—

Net income (loss) plus assumed conversion of notes — Numerator for diluted	$32,810	$(9,335)	$(20,584)

Denominator:
Denominator for basic net income (loss) per share — weighted average shares	184,974	172,706	165,827
Effect of dilutive securities:
Employee stock options	5,754	—	—
Assumed conversion of 1.50% convertible notes	22,544	—	—

Denominator for diluted net income (loss) per share — adjusted weighted average shares and assumed conversions	213,272	172,706	165,827

Basic net income (loss) per share	$0.16	$(0.05)	$(0.12)

Diluted net income (loss) per share	$0.15	$(0.05)	$(0.12)

In the computation of diluted net income per share for fiscal 2004, 13.7 million shares were excluded because the exercise price of the options was greater than the average market price of the underlying common stock and the effect of their inclusion would have been anti-dilutive. In the computation of diluted net loss per share for fiscal years 2003 and 2002, all outstanding stock options and warrants were excluded because the effect of their inclusion would have been anti-dilutive. The computation of diluted net income (loss) per share for fiscal years 2004, 2003 and 2002 similarly did not assume the conversion of the Company’s 3.75% convertible subordinated notes due 2005 because the inclusion would have been anti-dilutive. The computation did assume the conversion of the Company’s 1.50% convertible subordinated notes due 2010 for fiscal 2004. The 3.75% notes are convertible at a price of $45.085 per share, and the closing price of the Company’s common stock on the date it committed to sell the notes was $35.50. The 1.50% notes are convertible at a price of $7.63 per share, and the closing price of the Company’s common stock on the date it committed to sell the notes was $5.78.

14. 401(k) PLAN

Each employee is eligible to participate in the Company’s fully qualified 401(k) plan immediately upon hire. An employee may invest up to the maximum legal limits (as defined by Federal regulations), of pretax earnings into the plan. Employer contributions to the plan are made at the discretion of the Company’s Board of Directors. An employee is fully vested in the employer contribution portion of the plan after completion of five continuous years of service. The Company contributed $1.7 million, $1.4 million and $1.2 million to the plan during fiscal years 2004, 2003 and 2002, respectively.

15. EMPLOYEE STOCK PURCHASE PLAN

In April 1997, the Company adopted its Employee Stock Purchase Plan (ESPP), which qualifies as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code. All regular full-time employees of the Company (including officers) and all other employees who meet the eligibility requirements of the plan may participate in the ESPP. The ESPP provides eligible employees an opportunity to acquire the Company’s common stock at 85% of the lower of the closing price per share of the Company’s common stock on the first or last day of each six-month purchase period. An aggregate of 4.0 million shares of common stock has been reserved for offering under the ESPP and are available for purchase thereunder, subject to anti-dilution adjustments in the event of certain changes in the capital structure of the Company. The Company makes no cash contributions to the ESPP, but bears the expenses of its administration. During fiscal years 2004, 2003 and 2002, respectively, 708,063 shares, 611,898 shares, and 268,738 shares were purchased under the ESPP.

On March 31, 2004, the Financial Accounting Standards Board (FASB) issued a proposed Statement, “Share-Based Payment,” which addresses the accounting for share-based awards to employees, including employee stock purchase plans (ESPPs). The FASB formally proposed to require companies to recognize the fair value of stock options and other stock-based compensation to employees. If adopted, the proposed Statement would be effective for public companies as of the beginning of the first fiscal year beginning after December 15, 2004.

The Company currently accounts for its ESPP in accordance with APB 25. Accordingly, if the proposed Statement is issued in final form by the FASB, the Statement will have an effect on the Company’s consolidated financial statements.

16. STOCK-BASED AWARDS

SUMMARY OF STOCK OPTION PLANS

1992 Stock Option Plan

The Company’s 1992 Stock Option Plan (the 1992 Option Plan) was adopted by the Company and its shareholders in February 1992. The 1992 Option Plan provided for the granting of both incentive and nonqualified options to purchase common stock to key employees, non-employee directors and advisors and consultants in the service of the Company. The 1992 Option Plan was terminated following the Company’s initial public offering in June 1997, at which time options to purchase 8.7 million shares had been granted.

1997 Key Employees’ Stock Option Plan

In April 1997, the Company and its shareholders adopted the 1997 Key Employees’ Stock Option Plan (the 1997 Option Plan), which provides for the granting of options to purchase common stock to key employees and independent contractors in the service of the Company. The 1997 Option Plan permits the granting of both incentive options and nonqualified options. The aggregate number of shares of common stock that may be issued pursuant to options granted under the 1997 Option Plan may not exceed 10.4 million shares, subject to adjustment in the event of certain events affecting the Company’s capitalization.

Directors’ Option Plan

In April 1997, the Company and its shareholders adopted the Non-Employee Directors’ Stock Option Plan. Under the terms of this plan, directors who are not employees of the Company are entitled to receive options to acquire shares of common stock. An aggregate of 1.6 million shares of common stock have been reserved for issuance under this plan, subject to adjustment for certain events affecting the Company’s capitalization. During fiscal years 2004, 2003 and 2002, the Company issued options to purchase 120,000, 100,000 and 60,000 shares, respectively, to eligible participants under the plan. In addition, during fiscal 1999, the Company granted options to purchase 120,000 shares to certain directors outside of the Non-Employee Directors’ Stock Option Plan.

1999 Stock Incentive Plan

The 1999 Stock Incentive Plan (the 1999 Stock Plan), which the Company’s shareholders approved at the 1999 annual meeting of shareholders, provides for the issuance of a maximum of 16.0 million shares of common stock pursuant to awards granted thereunder. The maximum number of shares of common stock that may be issued under the plan pursuant to grant of restricted awards shall not exceed 2.0 million shares. The number of shares reserved for issuance under the 1999 Stock Plan and the terms of awards may be adjusted upon certain events affecting the Company’s capitalization. No awards may be granted under the 1999 Stock Plan after June 30, 2009. The Company recorded deferred compensation of $2.0 million, $7.0 million, and $7.9 million in fiscal 2003, 2002 and 2001, respectively, associated with the awarding of 414,700, 524,900 and 557,628 shares, respectively, of non-vested restricted stock to key employees at no cost under the 1999 Stock Plan. This deferred compensation is being amortized to expense over the vesting periods of such restricted stock awards, up to five years. During fiscal 2004, 2003 and 2002, 310,563, 225,578 and 113,574 shares of these restricted stock awards were exercised, respectively.

RF Nitro Communications, Inc. 2001 Stock Incentive Plan

In connection with its merger with RF Nitro, the Company assumed the RF Nitro Communications, Inc. 2001 Stock Incentive Plan. This plan provides for the grant of options to purchase common stock to key employees, non-employee directors and consultants in the service of the Company. This plan permits the grant of incentive, nonqualified and restricted stock awards. The aggregate number of shares reserved for issuance under the plan is 52,123. The terms of awards may be adjusted upon certain events affecting the Company’s capitalization. No awards may be granted under the plan after May 29, 2011. The Company recorded deferred compensation of $0.3 million in fiscal 2002 associated with the awarding of 17,356 shares of non-vested restricted stock to key employees at no cost under this plan. During each of fiscal 2004, 2003 and 2002, 3,471 shares of these restricted stock awards were exercised.

Resonext Communications, Inc. 1999 Stock Option Plan

In connection with its merger with Resonext, the Company assumed the Resonext 1999 Stock Option Plan. This plan provides for the grant of options to purchase common stock to key employees, non-employee directors and consultants in the service of the Company. This plan permits the grant of incentive, and nonqualified options, however does not allow for restricted grants. Stock purchase rights may also be granted under the plan. The aggregate number of shares reserved for issuance under the plan is 1,370,301 shares. The terms of awards may be adjusted upon certain events affecting the Company’s capitalization. No awards may be granted under the plan after November 23, 2009.

2003 Stock Incentive Plan

The 2003 Stock Incentive Plan (the 2003 Stock Plan), which the Company’s shareholders approved at the 2003 annual meeting of shareholders, provides for the issuance of a maximum of 9.25 million shares of common stock pursuant to awards granted thereunder. Awards that may be granted under the plan include incentive options and nonqualified options, stock appreciation rights, restricted stock awards and restricted units, and performance awards and performance units. The number of shares reserved for issuance under the 2003 Stock Plan and the terms of awards may be adjusted under certain events affecting the Company’s capitalization. No awards may be granted under the 2003 Stock Plan after July 21, 2013. The Company recorded deferred compensation of $3.5 million in fiscal 2004 associated with the awarding of 507,000 shares of non-vested restricted stock to key employees at no cost under the 2003 Stock Plan. This deferred compensation is being amortized to expense over the vesting periods of such restricted stock awards, up to five years. A summary of activity of the Company’s formal directors and employee stock option plans follows (in thousands, except per share data):

	Number of Shares		Option Prices
	Available for Grant	Options Outstanding	Per Share Range
March 31, 2001	8,222	17,664	$0.03	—	$87.50
Reserved	34	—	—		—
Granted	(4,027)	4,027	2.16	—	34.03
Exercised	—	(2,501)	0.03	—	25.88
Canceled	576	(576)	0.15	—	80.13

March 31, 2002	4,805	18,614	$0.03	—	$87.50
Reserved	1,371	—	—		—
Granted	(6,166)	6,166	0.52	—	18.98
Exercised	—	(2,645)	0.03	—	14.25
Canceled	1,121	(1,121)	0.52	—	80.13
Repurchased	57	—	0.52	—	2.58

March 31, 2003	1,188	21,014	$0.03	—	$87.50
Reserved	9,031	—	—	—	—
Granted	(3,904)	3,904	4.67	—	11.76
Exercised	—	(1,117)	0.11	—	10.66
Canceled	760	(760)	0.52	—	83.34

March 31, 2004	7,075	23,041	$0.03		$87.50

Outstanding and Exercisable Options

Exercise prices for options outstanding as of March 31, 2004, ranged from $0.03 to $87.50. The weighted average remaining contractual life of outstanding options was 7.0 years. The weighted average exercise price of outstanding options at March 31, 2004, was $14.26. At March 31, 2004, 2003 and 2002, awards to purchase 11.9 million, 8.5 million and 5.8 million shares of common stock were exercisable, respectively.

The following table summarizes in more detail information regarding the Company’s formal directors and employee stock option plans outstanding at March 31, 2004 (in thousands, except per share and award life data):

Outstanding Options				Exercisable Options
Range of Exercise Prices	Number Of Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life	Number Of Options	Weighted- Average Exercise Price
$ 0.03 - 8.75	10,070	$5.25	7.6 years	3,892	$3.45
8.75 - 17.50	8,047	14.22	6.8	4,470	14.12
17.50 - 26.25	2,774	21.81	5.9	2,047	21.87
26.25 - 35.00	504	32.04	6.1	391	32.11
35.00 - 43.75	590	38.53	6.1	412	38.42
43.75 - 52.50	618	48.97	6.1	387	48.88
52.50 - 61.25	100	59.23	6.0	70	58.98
61.25 - 70.00	115	64.40	6.1	77	64.59
70.00 - 78.75	44	72.50	5.9	35	72.50
78.75 - 87.50	179	82.83	5.8	144	82.81

	23,041	$14.26	7.0 years	11,925	$16.15

17. SHAREHOLDER RIGHTS PLAN

On August 10, 2001, the Company’s Board of Directors adopted a shareholder rights plan, pursuant to which un-certificated stock purchase rights were distributed to shareholders at a rate of one right for each share of common stock held of record as of August 30, 2001. The rights plan is designed to enhance the Board’s ability to prevent an acquirer from depriving shareholders of the long-term value of their investment and to protect shareholders against attempts to acquire the Company by means of unfair or abusive takeover tactics. The rights become exercisable based upon certain limited conditions related to acquisitions of stock, tender offers and certain business combination transactions involving the Company. In April 2004, the Governance and Nominating Committee of the Board evaluated the rights plan and determined that it continues to be in the best interest of the Company and its shareholders.

18. COMMON STOCK RESERVED FOR FUTURE ISSUANCE

At March 31, 2004, the Company had reserved a total of 63.7 million of its authorized 500.0 million shares of common stock for future issuance as follows (in thousands):

Outstanding stock options under formal directors and employees stock option plans	23,041
Possible future issuance under Company stock option plans	7,075
Outstanding directors’ options outside of non-employee directors’ option plan	93
Employee stock purchase plan	1,780
Restricted stock-based awards granted	1,493
Possible future issuance of restricted stock-based awards	33
Possible future issuance pursuant to convertible subordinated notes	30,146

Total shares reserved	63,661

19. COMMITMENTS AND CONTINGENCIES

LEGAL

The Company is involved in various legal proceedings and claims that have arisen in the ordinary course of its business that have not been fully adjudicated. These actions, when finally concluded and determined, will not, in the opinion of management, have a material adverse effect upon the consolidated financial position or results of operations of the Company.

20. GEOGRAPHIC INFORMATION

The consolidated financial statements include sales to customers by geographic region that are summarized as follows:

Year Ended March 31,	2004	2003	2002
Sales:
United States	19%	20%	29%
Asia	57	54	51
Europe	17	18	13
Central and South America	6	7	6
Canada	< 1	< 1	< 1
Other	< 1	< 1	< 1

The consolidated financial statements include the following long-lived asset amounts related to operations of the Company by geographic region (in thousands):

March 31,	2004	2003
Long-lived assets:
United States	$262,707	$297,728
Asia	16,414	12,941
Europe	1,235	1,344

Total long-lived assets	$280,356	$312,013

Sales, for geographic disclosure purposes, are based on the “bill to” address of the customer. The “bill to” address is not always an accurate representation of the location of final consumption of the Company’s components. Long-lived assets include property and equipment.

21. SUMMARY OF QUARTERLY RESULTS (UNAUDITED):

Fiscal 2004 Quarter	First		Second		Third	Fourth
(In thousands, except per share data)
Revenue	$131,521		$163,464		$192,973	$163,421
Gross profit	41,238		63,811		80,418	60,904
Net (loss) income reported	(8,084)		11,407		28,200	(859)
Loss in equity investee accounting change	(138)		(818)		—	—

Adjusted net (loss) income	(8,222	)(1)	10,589	(1)	28,200	(859)
Net (loss) income per share:
Basic	$(0.04)		$0.06		$0.15	$(0.00)
Diluted	$(0.04)		$0.05		$0.13	$(0.00)

Fiscal 2003 Quarter	First	Second	Third	Fourth
(In thousands, except per share data)
Revenue	$103,942	$119,735	$145,813	$138,329
Gross profit	41,438	45,997	54,426	40,790
Net income (loss)	2,349	6,485	(5,183)	(12,986)
Net income (loss) per share:
Basic	$0.01	$0.04	$(0.03)	$(0.07)
Diluted	$0.01	$0.04	$(0.03)	$(0.07)

1. In the first quarter of fiscal 2004, the Company made a $4.0 million equity investment in a privately held company as a part of a strategic relationship with this leading provider of low-power, highly integrated radio frequency communications system components for the global Bluetooth(R) wireless market. This investment represented less than a 20% ownership interest. The Company did not have the ability to exercise significant influence over the management of the investee company, therefore, the investment was carried at its original cost and accounted for using the cost method of accounting for investments in accordance with APB 18. During the third quarter of fiscal 2004, the Company made an additional $2.0 million equity investment in this privately held company. The additional investment increased the Company’s ownership interest to greater than 20%. In accordance with APB 18, the Company re-evaluated its ownership interest and determined that the additional investment triggered a change in accounting for the investment from the cost method to the equity method and the Company adopted this method in the third quarter of fiscal 2004. As required by APB 18, the investment and results of operations for the prior periods presented by the Company were adjusted retroactively and have been restated to reflect the application of the equity method.

Application of the equity method resulted in an equity method loss in the investee company of $2.8 million for fiscal 2004. Of the $2.8 million loss, $1.1 million was recognized in the fourth quarter, $0.8 million was recognized in the third quarter, $0.8 million in the second quarter and $0.1 million in the first quarter of fiscal 2004. Pursuant to APB 18, the Company consistently uses a one month lag in reporting its proportionate share of the financial results of the investee because the information is not timely available. The losses in the first and second quarters of fiscal 2004 were recognized retroactively.

22. SUBSEQUENT EVENT

SILICON WAVE, INC.

On May 24, 2004, we acquired Silicon Wave, Inc., a privately held, San Diego-based company that is a supplier of integrated circuits for wireless personal area networks. Silicon Wave will be incorporated into the Company’s wireless connectivity business unit, which focuses on developing and producing components and system-on-chip (SoC) solutions for Bluetooth(R), GPS and WLANs.

In connection with the acquisition, the Company paid approximately $10.8 million in cash in exchange for all outstanding shares of Silicon Wave capital stock not owned by the Company. Additionally, if certain revenue performance goals for the years ending March 31, 2005 and 2006 are met, the Company will pay additional amounts in cash to shareholders of Silicon Wave. The acquisition will be accounted for in accordance with Statement of Financial Accounting Standards No. 141 “Business Combinations.”

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS

RF MICRO DEVICES, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of RF Micro Devices, Inc. and subsidiaries as of April 3, 2004 and March 29, 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended April 3, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of RF Micro Devices, Inc. and subsidiaries at April 3, 2004 and March 29, 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 3, 2004, in conformity with United States generally accepted accounting principles.

/s/ Ernst and Young LLP
Greensboro, North Carolina April 23, 2004 Except for Note 22, as to which the date is May 24, 2004